Form 20-F
period 2023-06-30
Fitell Corp
filed 2023-10-30
CIK 1928581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ______________________to ____________________

Commission file number: 001-41774

FITELL CORPORATION

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

+612 95245266

(Address of principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	FTEL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None.

(Title of Class)

SEC 1852 (02-23)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

8,120,000 Ordinary Shares were outstanding as of June 30, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated or the context requires otherwise, references in this annual report to:

● “AUD” are to Australian Dollars, the legal currency of Australia;

● “Companies Act” are to the Companies Act (Revised), as consolidated and revised, of the Cayman Islands;

● “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

● “FINRA” are to the Financial Industry Regulatory Authority;

● “Fitell,” “the Company,” “we,” “us,” or “our” refer to Fitell Corporation, a Cayman Islands exempted company incorporated under the laws of Cayman Islands on April 11, 2022, and its consolidated subsidiaries, through which it conducts its business;

● “FY2021” are to the financial year ended June 30, 2021;

● “FY2022” are to the financial year ended June 30, 2022;

● “FY2023” are to the financial year ended June 30, 2023;

● “GD” are to GD Wellness Ptd Ltd, a wholly-owned operating subsidiary of KMAS, incorporated under the laws of Australia on July 22, 2005;

● “IPO” are to the Company’s initial public offering which was consummated on August 10, 2023;

● “KMAS” are to KMAS Capital and Investment Pty Ltd, a company incorporated under the laws of Australia July 26, 2016, a wholly-owned subsidiary of Fitell which holds all of the issued and outstanding shares of our operating subsidiary GD;

● “$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

● “SEC” are to the Securities and Exchange Commission;

● “Securities Act” are to the Securities Act of 1933, as amended;

● “Shares”, “shares,” or “Ordinary Shares” are to the Ordinary Shares of Fitell Corporation, par value $0.0001 per share; and

● “SKMA”, are to a company owned by Ms. Jieting Zhao, incorporated under the laws of the British Virgin Islands.

Our business is and has been conducted in Australia through our Australian subsidiary GD Wellness Pty Ltd since our inception, using Australian dollars, the currency of Australia. Our financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our financial statements in United States dollars. These dollar references are based on the exchange rate of Australian dollars to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties, including statements relating to our future financial performance and results, financial condition, business strategy, plans, goals and objectives, including certain projections, milestones, targets, business trends, and other statements that are not historical facts. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “budget,” “target,” “aim,” “strategy,” “guidance,” “outlook,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future; although, not all forward-looking statements contain these identifying words. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Forward-looking statements include, but are not limited to, statements concerning:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

These forward-looking statements are subject to a number of risks and uncertainties, including:

●	our dependence on macroeconomic conditions and consumer discretionary spending;

●	the intense competition in the gym and fitness equipment industry;

●	the impacts of the COVID-19 pandemic on our business and results of operations;

●	fluctuations in product costs and availability;

●	international risks and costs associated with our supply chain;

●	changes in consumer demand;

●	risks associated with operating our own online platform, including confidential consumer data;

●	reputational harms which could adversely impact our ability to attract and retain customers;

●	the potentially negative impact of our strategic plans and initiatives on our financial results;

●	unauthorized disclosure of sensitive or confidential customer, vendor, or our information;

●	the inability to attract, train, engage, and retain key personnel;

●	the loss of one or more of our key executives;

●	the effect of design and manufacturing defects on our products and services;

●	the adverse effects from accidents, safety incidents, or workforce disruptions;

●	the inability to sustain pricing levels for our products and services;

●	the risk of warranty claims and product returns;

●	changes in marketing of our products and services which could affect our marketing expenses and subscription levels;

●	the need for additional capital to support business growth and objectives;

●	payment processing risk;

●	foreign currency exchange rate fluctuations;

●	our dependence on suppliers and manufactures to provide us with sufficient quantities of quality products in a timely fashion;

●	our limited control over our suppliers, manufacturers, and logistics partners;

●	the costs and risks associated with our complex regulatory, compliance, and legal environment;

●	our inability or failure to protect our intellectual property rights;

●	changes in tax laws and regulations;

●	failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”);

●	our status as a “foreign private issuer” under U.S. securities laws and the disclosure obligations which are applicable to us on the Nasdaq Capital Market;

●	our use of home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements;

●	the accuracy of or market growth forecasts;

●	our management team’s limited experience managing a public company;

●

the risk of earthquakes, fire, power outages, floods, public health crises, including the current COVID-19 pandemic, and other catastrophic events, and to interruption by man-made problems such as terrorism;

●	our status as an “emerging growth company” and our election to comply with the reduced disclosure requirements as a public company that may make our Ordinary Shares less attractive to investors;

●	the ability of Ms. Jieting Zhao to elect directors and approve matters requiring shareholder approval by way of resolution of members;

●	the risk that Ms. Jieting Zhao may have different interests than that of other shareholders;

●	our status as a “controlled company” under the rules of the Nasdaq Capital Market;

●	our intention to not pay dividends for the foreseeable future;

●	the risk that an active, liquid trading market may not develop or be sustained for our Ordinary Shares;

●	the risk that the laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States;

●

the risk that, because we are a Cayman Islands company and all of our business is conducted in Australia, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Australia; and

●	our broad discretion in the use of the net proceeds from our IPO and the risk that we may not use them effectively.

While we believe these expectations, and the estimates and projections on which they are based, are reasonable and were made in good faith, the ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks, uncertainties, events, and other important factors, which include, but are not limited to, the risks disclosed in “Item 3. Key Information—3D. Risk Factors” of this annual report. Any of these risk factors could cause our actual results, performance or achievements, or industry results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not rely on any of these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to correct, update, or revise any forward-looking statement to reflect new information, future events or circumstances, or otherwise, except to the extent required under federal securities laws, after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You are advised to consult any additional disclosures we make in our other SEC filings. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this annual report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

3A. [Reserved]

3B. Not Applicable.

3C. Not Applicable.

3D. Risk Factors.

You should carefully consider each of the following risks and all the other information contained in this annual report and in our other filings with the SEC in evaluating us and our common stock. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our common stock could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

Risks Related to Our Industry and Macroeconomic Conditions

Our business is dependent on macroeconomic conditions and consumer discretionary spending, and reductions in such spending might adversely affect the Company’s business, operations, liquidity, and financial results.

We are an online retailer of gym and fitness equipment both under our proprietary brands and other brand names. Fitell’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. Our business depends on consumer discretionary spending, and our results are highly dependent on Australian and Asian consumer confidence and the health of the Australian and Asian economies. Consumer spending may be affected by many factors outside of the Company’s control, including general economic conditions; consumer disposable income; consumer confidence and perception of economic conditions; the threat or outbreak of war, terrorism or public unrest (including, without limitation, the conflict in Ukraine) which may cause supply chain disruptions, increase fuel costs and the cost of materials, and create general economic instability; wage and unemployment levels; consumer debt and inflationary pressures; the costs of basic necessities and other goods; effects of weather and natural disasters caused by climate change or otherwise; and epidemics, contagious disease outbreaks, and other public health concerns including the ongoing COVID-19 pandemic. Decreases in consumer discretionary spending may result in a decrease in comparable sales, and average value per transaction, which might cause us to increase promotional activities, which will have a negative impact on our gross margins, all of which could negatively affect the Company’s business, operations, liquidity, and financial results, particularly if consumer spending levels are depressed for a prolonged period of time.

Uncertain global economic conditions could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our financial results are tied to global economic conditions and their impact on levels of consumer confidence and consumer spending. Global consumer markets can be impacted by significant U.S. and international economic downturns, such as the current levels of inflation and the global credit crunch experienced in 2008. Continued high levels of inflation or a return to a recession or a weak recovery, due to factors that include, but are not limited to, disruptions in financial markets in the United States, or elsewhere, federal budget, tax or trade policy issues in the United States, political upheavals, war or unrest economic sanctions against trading nations, and demonetization, could cause us to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit or on commercially acceptable terms, which could have a material adverse effect on our business prospects or financial condition.

Our business is also dependent upon certain industries, such as the gym, fitness, and fitness equipment industries, and these are also cyclical in nature. Therefore, these industries may experience their own significant fluctuations in demand for our products based on such things as economic conditions and consumer demand. Many of these factors are beyond our control. As a result of the volatility in the industries we plan to serve, we may ultimately have difficulty increasing or maintaining our level of sales or profitability. If the industries we serve were to suffer a downturn, then our business may be further adversely affected.

Intense competition in the gym and fitness equipment industry and in retail could limit our growth and reduce our profitability.

The market for gym and fitness equipment retailers is highly fragmented, intensely competitive, and continually evolving. We compete with retailers from multiple categories and in multiple channels, including large formats; traditional and specialty formats; mass merchants; department stores; internet-based and direct-sell retailers; and increasingly from vendors that sell directly to customers. Our competitors include companies that may have greater market presence (both brick and mortar and online), name recognition and financial, marketing and other resources than we do. Further, the ability of consumers to compare prices in real-time puts additional pressure on us to maintain competitive pricing. If we are unsuccessful in marketing and advertising strategies, especially for online and social media platforms, or less successful than our competitors, we could lose customers and sales could decline, which could have an adverse impact on our revenues, business, and results of operations. Furthermore, we cannot be sure that we will be able to continue to effectively compete in our markets due to the disruptions caused by the COVID-19 pandemic or that any of our competitors are not in a better position to either respond to the disruptions caused by the COVID-19 pandemic or capitalize on potential displaced market share, including vendors with whom we compete accelerating their existing efforts to sell directly to consumers. An inability to successfully respond to competitive pressures could have a material adverse effect on our results of operations or reputation. Our responses to competitive pressures could also have a material effect on our results or reputation, including as it relates to pricing, quality, assortment, advertising, service, locations, and online shopping experiences.

Industry consolidation may result in increased competition, which could have a material adverse effect on our business.

Some of our competitors have made, or may make acquisitions or enter into partnerships or other strategic relationships to achieve competitive advantages. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect industry consolidation to continue and/or increase. Industry consolidation may result in competitors with more compelling product offerings or greater pricing flexibility than we may have, or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales, technology or supply. These competitive pressures could have a material adverse effect on our business.

The COVID-19 pandemic has impacted and is expected to continue to have an impact on our business and results of operations.

The COVID-19 pandemic has significantly affected worldwide consumer shopping patterns and caused the overall health of the worldwide economy to deteriorate, including in Australia and Asia. Many measures that have been, and in the future may be, periodically implemented to reduce the spread of COVID-19 have adversely affected workforces, customers, consumer sentiment, economies and financial markets. We are unable to predict the long-term impact that the COVID-19 pandemic will have on our business due to a number of uncertainties, including the duration of the COVID-19 pandemic, the long-term health and economic impact of the COVID-19 pandemic, the success or impact of vaccines and other mitigation or recovery efforts, changes in consumer demand and shopping patterns, and the impact of governmental regulations issued in response to the pandemic. In addition to an increase in eCommerce penetration, the COVID-19 pandemic has driven an increase in demand in certain categories due to the renewed interest and perceived importance of health and fitness, participation in socially-distant and outdoor activities, and a shift toward athletic apparel and active lifestyle products. It is uncertain whether or the extent to which these trends will continue, or whether new trends will emerge as the COVID-19 pandemic continues or after the current impacts of the COVID-19 pandemic subside. While the COVID-19 pandemic continues, governmental interventions or new outbreaks could, among other things, make it difficult or impossible to operate our business. Numerous state and local jurisdictions have imposed, and in the future may impose or re-impose, shelter-in-place orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders and restrictions have resulted, and in the future may result, in work stoppages, slowdowns and delays; inability to consistently procure and maintain sufficient levels of certain in-demand items; disruptions to our supply chain; travel restrictions; and cancellation of events, among other effects, which would likely negatively impact our business. Periods of changes in consumer behavior and health concerns causing a reduction in consumer demand for our products would likely have a significant adverse effect on our financial condition and results of operations.

The Company continues to consider and assess the potential impact that the COVID-19 pandemic could have on the Company’s operations, including the assumptions and estimates used to prepare its financial statements such as the Company’s inventory valuations, fair value measurements and potential asset impairment charges. These assumptions and estimates may change in the future as new events occur and additional information is obtained.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described herein, including risks relating to changes in consumer demand or shopping patterns, availability of adequate capital, our ability to execute our strategic plans, disruptions to our supply chain and third-party delivery service providers, our ability to access adequate quantities of materials and in-demand products, tariffs, and regulatory restrictions. In addition to potential damage to our reputation and brand, failure to comply with applicable federal, state and local laws and regulations such as those outlined above may result in our being subject to claims, lawsuits, fines and adverse publicity that could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in product costs and availability due to inflationary pressures, fuel price uncertainty, supply chain constraints, increases in commodity prices, labor shortages and other factors could negatively impact our business and results of operations.

Our product costs are affected, in part, by the costs of component materials. A substantial increase in the prices of raw materials or decrease in the availability of raw materials could dramatically increase the costs associated with manufacturing the equipment that we purchase from our vendors, which could cause the price of our merchandise to increase and could have a negative impact on our sales and profitability. In addition, increases in commodity prices could also adversely affect our results of operations. If we increase the price of our products in order to maintain gross margins for our products, such increase may adversely affect demand for, and sales of, our products, which could have a material adverse effect on our financial condition and results of operations.

We rely upon various means of third-party transportation to deliver products from vendors and our manufacturing facilities to our customers. Consequently, our results may be affected by those factors affecting transportation, including the price of fuel and the availability of aircraft, ships, trucks, and drivers. The price of fuel and demand for transportation services has fluctuated significantly in recent years, and has resulted in increased costs for us and our vendors. In addition, changes in regulations may result in higher fuel costs through taxation, transportation restrictions or other means. Fluctuations in transportation costs and availability could adversely affect our results of operations.

Labor shortages in the transportation industry could negatively affect transportation costs and our ability to transport products to our customers in a timely manner. Our results of operations may be adversely affected if we, or our vendors, are unable to secure adequate transportation resources at competitive prices to fulfill our delivery schedules. Further, difficulties in moving products manufactured overseas and through the ports of other jurisdictions, whether due to port congestion, government shutdowns, labor disputes, product regulations and/or inspections or other factors, including natural disasters or health pandemics, could negatively affect our business.

Approximately 53% of the products that the Company purchases in the fiscal year ended June 30, 2023, were manufactured abroad, which subjects us to various international risks and costs, including foreign trade issues, currency exchange rate fluctuations, shipment delays and supply chain disruption and political instability, which could cause our sales and profitability to suffer.

Approximately 53% of the products that the Company purchases in the fiscal year ended June 30, 2023, were manufactured abroad in China. Foreign imports subject us to risk relating to changes in import duties quotas, the introduction of taxes on imported goods or the extension of income taxes on our foreign suppliers’ sales of imported goods through the adoption of destination-based income tax jurisdiction, freight cost increases and economic and political uncertainties. We may also experience shipment delays caused by shipping port constraints, labor strikes, work stoppages, acts of war, including the current conflict in Ukraine, and terrorism, or other supply chain disruptions, including those caused by extreme weather, natural disasters, and pandemics and other public health concerns. Specifically, the ramifications of the ongoing COVID-19 pandemic have caused delays in the manufacturing or shipping of products and raw materials. To the extent the COVID-19 pandemic results in continuation or worsening of manufacturing and shipping delays and constraints, our vendors and suppliers will continue to have difficulty obtaining the materials necessary for the production, packaging and delivery of the products we sell, and we will continue to have inventory delays or product shortages online.

If any of these or other factors, including trade tensions between foreign nations, including China and Russia, were to cause a disruption of trade from the countries in which our vendors’ supplies are located, our inventory levels may be reduced and/or the cost of our products may increase. We may need to seek alternative suppliers or vendors, raise prices, or make changes to our operations, any of which could have a material adverse effect on our sales and profitability, results of operations and financial condition. Additionally, we could be impacted by negative publicity or, in some cases, face potential liability to the extent that any foreign manufacturers from whom we directly or indirectly purchase products utilize labor, environmental, workplace safety and other practices that vary from those commonly accepted in Australia. Also, the prices charged by foreign manufacturers may be affected by the fluctuation of their local currency against the Australian dollar and the price of raw materials, which could cause the cost of our products to increase and negatively impact our sales or profitability.

Failure to manage inventory at optimal levels could adversely affect our business, financial condition and results of operations.

We are required to manage a large volume of inventory effectively for our business. We depend on our forecasts for the anticipated demand for our products to make procurement plans and manage our inventory. Our forecast for demands, however, may not accurately reflect the actual market demands, which depends on a number of factors including, without limitation, launches of new products, changes in product life cycles and pricing, product defects, changes in user spending patterns, supplier back orders and other supplier-related issues, as well as the volatile economic environment in the markets where we sell our products. We cannot assure you that we will be able to maintain proper inventory levels for our business at all times, and any such failure may have a material and adverse effect on our business, financial condition and results of operations.

Inventory levels in excess of demand may result in inventory write-downs or an increase in inventory holding costs and a potential negative effect on our liquidity. As we plan to continue expanding our product offerings, we expect to include more products in our inventory, which will make it more challenging for us to manage our inventory effectively and will put more pressure on our warehousing system. If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

The Company’s intangible assets consist of brand names and goodwill. At June 30, 2023 and 2022, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052, respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the fiscal year ended June 30, 2023 and 2022.

Conversely, if we underestimate customer demand, or if our suppliers fail to provide products to us in a timely manner, we may experience inventory shortages, which may, in turn, require us to purchase our products at higher costs, leading to a negative impact on our financial condition and our relationships with distributors. Under-stocking can lead to missed sales opportunities, while over-stocking could result in inventory depreciation and decreased shelf space for stocks that are in higher demands. These results could adversely affect our business, financial condition and results of operations.

Russia’s invasion of Ukraine may present risks to our operations and investments.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global financial markets and thus could affect the value of our operations and investments, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Currently, we do not do any business with parties in Russia, Ukraine or Belarus, nor are any of the products that we sell or the parts for such products manufactured in Russia, Ukraine or Belarus. In addition, Russia’s invasion of Ukraine and the international sanctions against Russia that followed the invasion have not had a direct effect on our business. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

Risks Related to Our Business

If we are unable to predict or effectively react to changes in consumer demand, we may lose customers and our sales may decline.

Our success depends in part on our ability to anticipate and respond in a timely manner to changing consumer demand, preferences, and shopping patterns, which cannot be predicted with certainty and are subject to continual change and evolution. We strive to deliver a seamless shopping experience to our customers through online shopping experiences. For example, we must meet athletes’ expectations with respect to, among other things, creating appealing and consistent online experiences; delivering elevated customer service; and providing fast and reliable delivery, and convenient return options. Our customers have expectations about how they shop through eCommerce or more generally engage with businesses across different channels or media (through online and other digital or mobile channels or particular forms of social media), which may vary across demographics and may evolve rapidly. If we are unable to provide an online retail experience across all channels that aligns with our customers’ expectations and preferences, it could have an adverse impact on our revenues, business and results of operations.

We often make advance commitments to purchase products, which may make it more difficult for us to adapt to rapidly-evolving changes in consumer preferences. Furthermore, supply chain challenges due to the COVID-19 pandemic and other factors have made it more difficult to obtain certain in-demand products. Our sales could decline significantly if we misjudge the market for our new merchandise, which may result in significant merchandise markdowns and lower margins, missed opportunities for other products, or inventory write-downs, and could have a negative impact on our reputation, profitability and demand.

We may be unable to attract and retain subscribers, which could have an adverse effect on our strategy to develop new interactive fitness equipment and platforms/mobile application with subscription service.

In 2021, we began development of new interactive fitness equipment and platforms/mobile application with subscription service, which include smart cardio exercise equipment such as interactive exercise bikes, treadmills, and workout mirrors with built-in touchscreens and training content platforms and 1FinalRound, our AI-powered interactive platform with our proprietary online training content and capability to be interactive with personal trainers, follow members, and track workout progress.

The success of these new products is dependent on our ability to attract and retain subscribers, and we cannot be sure that we will be successful in these efforts, or that subscriber retention levels will not materially decline in the future. There are a number of factors that could lead to a decline in subscriber levels or that could prevent us from increasing our subscriber levels, including:

●	our failure to introduce new features, products, or services that our potential subscribers find engaging or our introduction of new products or services, or changes to existing products and services that are not favorably received;
●	harm to our brand and reputation;
●	pricing and perceived value of our offerings;
●	our inability to deliver quality products, content, and services;
●	unsatisfactory experiences with the delivery, installation, or servicing of our products, including due to prolonged delivery timelines and limitations on or the suspension of the in-home installation, return, and warranty servicing processes as a result of the current COVID-19 pandemic;
●	our potential subscribers engaging with competitive products and services;
●	technical or other problems preventing subscribers from accessing our content and services in a rapid and reliable manner or otherwise affecting the subscribers’ experience;
●	a decline in the public’s interest in interactive fitness equipment and platforms;
●	deteriorating general economic conditions or a change in consumer spending preferences or buying trends, whether as a result of the COVID-19 pandemic or otherwise; and
●	interruptions in our ability to sell or deliver our products or to create content and services for our potential subscribers as a result of the COVID-19 pandemic.

Additionally, further expansion into international markets such as Southeast Asia will create new challenges in attracting and retaining subscribers that we may not successfully address. As a result of these factors, we cannot be sure that our potential subscriber levels will be adequate to maintain or permit the expansion of our operations. A decline in future subscriber levels could have an adverse effect on our business, financial condition, and/or operating results.

Online growth in our business is complex and there are risks associated with operating our own online platform, including those relating to confidential consumer data.

Maintaining and continuing to improve our online retail platform involves substantial investment of capital and resources, integrating multiple information and management systems, increasing supply chain and distribution capabilities, attracting, developing and retaining qualified personnel with relevant subject matter expertise, and effectively managing and improving the customer experience. This involves substantial risk, including risk of cost overruns, website downtime and other technology disruptions, supply and distribution delays, and other issues that can affect the successful operation of our online platform. Technological disruptions can result from delays, or downtime caused by high volumes of users or transactions, deficiencies in design or implementation, platform enhancements, power outages, computer and telecommunications failures, computer viruses, worms, ransomware or other malicious computer programs, denial-of-service attacks, security breaches through cyber-attacks from cyber-attackers or sophisticated organizations, catastrophic events such as fires, tornadoes, earthquakes and hurricanes, and usage errors. If we are not able to successfully operate and continually improve our online platform to provide a user-friendly, secure online experience offering merchandise and delivery options expected by our customers, we could be placed at a competitive disadvantage and our reputation, operations, financial results, and future growth could be materially adversely affected.

Harm to our reputation could adversely impact our ability to attract and retain customers.

Negative publicity or perceptions involving us or our brands, products, vendors, or marketing and other partners, or failure to detect, prevent, mitigate or address issues giving rise to reputational risk could adversely impact our reputation, business, results of operations, and financial condition, and may adversely impact our ability to attract and retain customers. Issues that might pose a reputational risk include: an inability to provide an online experience that meets the expectations of consumers; failure of our cyber-security measures to protect against data breaches; product liability, product recalls, and product boycotts; our handling of issues relating to environmental, social, and governance (“ESG”) matters, including inclusion and diversity; our response to the COVID-19 pandemic; our social media activity; failure to comply with applicable laws and regulations; public stances on controversial social or political issues; product sponsorship relationships, including those with celebrity spokespersons, influencers or group affiliations; and any of the other risks enumerated in this section, “Item 3 – 3D. Risk Factors”. Furthermore, the prevalence of social media and a constant, on-demand news cycle may accelerate and in the short-term increase the potential scope of any negative publicity we or others might receive and could increase the negative impact of these issues on our reputation, business, results of operations, and financial condition.

Our strategic plans and initiatives may initially result in a negative impact on our financial results and such plans and initiatives may not achieve the desired results within the anticipated time frame or at all.

Our ability to successfully implement and execute our strategic plans and initiatives depends on many factors, some of which are out of our control. For example, a strategic determination to increase promotional activities in response to challenging conditions in the retail market may not achieve the desired results and could negatively impact our gross profit margin. Our focus on long-term strategic investments, including investments in our digital capabilities, our online platform, improvements to the consumer experience online, our supply chain, the continued development of our smart cardio exercise equipment and 1FinalRound training platform and other specialty concepts may require significant capital investment and management attention at the expense of other business initiatives and may take longer than anticipated to achieve the desired return. Additionally, any new initiative is subject to certain risks, including consumer acceptance, competition, product differentiation, and the ability to attract and retain qualified personnel to support the initiative.

We could be subject to information technology system failures, network disruptions, and breaches in data security which could negatively affect our business, financial position, results of operations and cash flows.

As dependence on digital technologies is expanding, cyber incidents, including deliberate attacks or unintentional events have been increasing worldwide. Computers and telecommunication systems are used to conduct our operations and have become an integral part of our business. We use these systems to analyze and store financial and operating data, as well as to support our internal communications and interactions with business partners. Cyber-attacks could compromise our computer and telecommunications systems and result in additional costs as well as disruptions to our business operations or the loss of our data. A cyber-attack involving our information systems and related infrastructure, or those of our business partners, could disrupt our business and negatively impact our operations in a variety of ways, such as, among others:

●	an attack on the computers which control our operations could cause a temporary interruption of our business;
●	a cyber-attack on our accounting or accounts payable systems could expose us to liability to employees and third parties if their sensitive personal information is obtained;
●	a possible loss of material information, which in turn could delay our operations and selling efforts, causing economic losses; or
●	a cyber-attack on a service provider could result in supply chain disruptions, which could delay or halt our operations.

Unauthorized disclosure of sensitive or confidential customer, vendor or Company information could result in substantial costs and reputational damage, harm our business and standing with our athletes and could subject us to litigation and enforcement actions.

The protection of our data as well as customer data is critical. As with most online retailers, we collect, receive, store, manage, transmit and delete confidential data, including payment card and personally identifiable information, in the normal course of customer transactions, as well as other confidential and sensitive information, such as personal information about our customers and our vendors, and confidential Company information. We also work with third-party vendors and service providers that provide technology, systems and services that we use in connection with the collection, storage and transmission of this information. While we have taken significant steps to protect confidential information, the intentional or negligent actions of third parties may undermine our existing security measures and allow unauthorized parties to obtain access to our data systems and misappropriate confidential data. Our information systems, and those of our third-party service providers, are vulnerable to an increasing threat of continually evolving data protection and cyber-security risks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent a future compromise of our customer transaction processing capabilities and other personal data. Because the techniques used to obtain unauthorized access to, disable, degrade, or sabotage systems change frequently and often are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

While we have no knowledge of any material data security breaches to date, any compromise of our data security could result in a violation of applicable privacy and other laws or standards, significant legal and financial exposure beyond the scope or limits of our insurance coverage, interruption of our operations, increased operating costs associated with remediation, equipment acquisitions or disposal, added personnel, and a loss of confidence in our security measures, which could harm our business, reputation or investor confidence.

In addition, data governance failures can adversely affect our reputation and business. Our business depends on our customers’ willingness to entrust us with their personal information. Events that adversely affect that trust, including inadequate disclosure to our customers of our uses of their information or any security breach involving the misappropriation, loss or other unauthorized disclosure of sensitive or confidential information could attract a substantial amount of media attention, damage our reputation, expose us to risk of litigation and material liability, disrupt our operations and harm our business. Further, the data privacy and cyber-security regulatory environment is constantly changing, with new and increasingly rigorous and complex requirements. Maintaining our compliance with those requirements, including recently enacted state consumer privacy laws, may require significant effort and cost, require changes to our business practices, and limit our ability to obtain data used to provide a personalized customer experience. In addition, failure to comply with applicable requirements could subject us to fines, sanctions, governmental investigations, lawsuits or reputational damage.

Problems with the third-party e-commerce platform for online stores and retail point-of-sale system that we utilize and our information systems could disrupt our operations and negatively impact our financial results and materially adversely affect our business operations.

We utilize a third-party e-commerce platform for online stores and retail point-of-sale system for the needs of our business, including as a provider for electronic payment processing. If any of these systems fail to function properly, it could disrupt our operations, including our ability to track, record and analyze the merchandise that we sell, process shipments of goods, process financial information or credit card or electronic payment transactions, deliver products or engage in similar normal business activities. If our independent service provider becomes unwilling or unable to provide these services to us or if the cost of using our provider increases, our business could be harmed.

Our information systems, including our back-up systems, are subject to damage or interruption from power outages; computer and telecommunications failures; computer viruses, worms, ransomware, and other malicious computer programs; denial-of-service attacks; security breaches (through cyber-attacks from cyber-attackers or sophisticated organizations); catastrophic events such as fires, tornadoes, earthquakes and hurricanes; and usage errors. If our information systems and our back-up systems are damaged, breached or cease to function properly, we may have to make a significant investment to repair or replace them, and we may suffer loss of critical data and interruptions or delays in our business operations. Any material disruption, malfunction or other similar problems in or with our core information systems could negatively impact our financial results and materially adversely affect our business operations.

We may be unable to attract, train, engage and retain key personnel.

Our long-term success and ability to implement our strategic and business planning processes depends in large part on our ability to continue to attract, retain, train and develop key personnel and qualified employees in all areas of the Company. Our ability to meet our labor needs while controlling labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates, unemployment levels, and health and other insurance costs; the impact of legislation or regulations governing labor relations, immigration, minimum wage, and healthcare benefits; changing demographics; and our reputation within the labor market. Should we fail to increase our wages competitively in response to any increasing wage rates, the quality of our workforce could decline, causing our customer service to suffer. Any increase in the cost of our labor could have an adverse effect on our operating costs, financial condition and results of operations.

In addition, in order to continue to build and enhance our online platforms, we must attract and retain a large number of skilled professionals, including technology professionals to implement our ongoing technology and other strategic offerings. The market for these professionals is increasingly competitive. An inability to provide wages and/or benefits that are competitive within the markets in which we operate could adversely affect our ability to retain and attract these employees. Further, changes in market compensation rates may adversely affect our labor costs.

The loss of one or more of our key executives or the inability to successfully attract and retain executive officers or implement effective succession planning strategies could have a material adverse effect on our business.

Our long-term success and ability to implement our strategic and business planning processes depends in large part on our ability to continue to attract and retain executive management. All employees, including members of our executive management and key personnel, are at-will employees. The loss of any one or more of our executive management, including our chief executive officer and director, Yinying Lu, or other key personnel could seriously harm our business. Additionally, effective succession planning for executive management and key personnel is vital to our long-term continued success. Failure to ensure effective transfer of knowledge, setting of strategic direction, and smooth transitions involving executive management and key personnel could hinder our long-term strategies and success.

We are dependent upon key management employees and third parties.

The responsibility of overseeing the day-to-day operations and the strategic management of our business depends substantially on our senior officers and our key personnel. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain additional key personnel in sales, marketing, technical support and finance. We currently depend upon a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable personnel or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed.

Our inability to hire and maintain suitable personnel could have a material adverse effect on us and could prevent us from effectively pursuing our business plan, including developing, growing, and operating our business profitably.

We also depend upon third parties, including consultants, suppliers and others, for their expertise and expect to continue to do so for the foreseeable future. Our ability to continue conducting our activities is in large part dependent upon the efforts of third parties. We may need to engage additional third parties for new business operations. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company. As a result, our use of the services of consultants could have a material adverse effect on us and could prevent us from effectively pursuing our business plan.

Our independent directors do not devote their full-time attention to the affairs of the Company and could allocate their time and attention to other business ventures which may not benefit the Company.

Our independent directors do not devote their time exclusively to the Company and engage in other business activities. Although there are none known to us, the potential for conflicts of interest exists among us and affiliated persons for future business opportunities that may not be presented to us. Our directors may have conflicts of interests in allocating time, services, and functions between the other business ventures in which those persons may be or become involved.

Our directors may in the future be in a position of conflict of interest.

Some of our directors currently also serve as directors and officers of other companies involved in the fitness industry, and any of our directors may in the future serve in such positions. As at the date of this annual report, none of our directors or officers serves as an officer or director of a gym and fitness equipment company nor possesses a conflict of interests with our business. However, there exists the possibility that they may in the future be in a position of conflict of interest.

We may acquire additional businesses or assets, form joint ventures or make investments in other companies in the future that may be unsuccessful and may harm our operating results and prospects.

As part of our business strategy, we may pursue additional acquisitions of complementary businesses or assets. The type of financing for any such acquisition will depend on circumstances existing at that time, including market conditions and our share price. If we are successful at identifying and making such acquisitions, integration of any acquired businesses or assets nevertheless involves many challenges, including a potential strain on our administrative and operational resources, unanticipated issues, expenses or liabilities, and difficulties in the assimilation of different corporate cultures and business practices. We may also seek to enter into joint ventures, pursue strategic alliances in an effort to leverage our existing operations and industry experience, increase our product offerings, expand our distribution and make investments in other companies. We do not have specific timetables for these potential activities and we cannot guarantee that we will be able to identify and complete suitable acquisitions or investments at reasonable prices, or that we will be successful in realizing any anticipated benefits from any future acquisitions or investments.

The success of any acquisitions, joint ventures, strategic alliances or investments will depend on our ability to identify, negotiate, complete and, in the case of acquisitions, integrate those transactions and, if necessary, obtain satisfactory debt or equity financing to fund those transactions. We may not realize the anticipated benefits of any acquisition, joint venture, strategic alliance or investment. We may not be able to integrate acquisitions successfully into our existing business, maintain the key business relationships of businesses we acquire, or retain key personnel of an acquired business, and we could assume unknown or contingent liabilities or incur unanticipated expenses.

Integration of acquired companies or businesses also may require management resources that otherwise would be available for ongoing development of our existing business. Any acquisitions or investments made by us also could result in significant write-offs or the incurrence of debt and contingent liabilities, any of which could harm our operating results. In addition, if we choose to issue equity as consideration for any acquisition, our shareholders may experience dilution.

Our products and services may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.

We offer products and services that can be affected by design and manufacturing defects. Defects may also exist in components and products that we source from third parties. Any such defects could make our products and services unsafe, create a risk of environmental or property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. There can be no assurance that we will be able to detect and fix all issues and defects in the products and services we offer. Failure to do so could result in widespread technical and performance issues affecting our products and services and could lead to claims against us. We maintain general liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property and equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted. Further, quality problems could adversely affect the experience for users of our products and services, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products and services, delays in new product and service introductions, and lost revenue.

Our business could be adversely affected by an accident, safety incident, or workforce disruption.

Our manufacturing processes and related activities, as well as our warehousing and logistics activities, could expose us to significant personal injury claims that could subject us to substantial liability. The COVID-19 pandemic increases our exposure to these risks. Our inability to timely adapt to changing norms and requirements around maintaining a safe workplace during the COVID-19 pandemic could cause employee illness, accidents, or discontent if it is perceived that we are failing to protect the health and safety of our employees. While we maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident resulting from our manufacturing, warehousing, or delivery activities. Additionally, if our employees decide to join or form a labor union, we may become party to a collective bargaining agreement, which could result in higher employee costs and increased risk of work stoppages. It is also possible that a union seeking to organize one subset of our employee population, such as the employees in our manufacturing facility, could also mount a corporate campaign, resulting in negative publicity or other actions that require attention by our management team and our employees. Negative publicity, work stoppages, or strikes by unions could have an adverse effect on our business, prospects, financial condition, and operating results.

Our quarterly operating results and other operating metrics may fluctuate from quarter to quarter, which makes these metrics difficult to predict.

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter and make it difficult to forecast our future results. Consequently, you should not rely on our past quarterly operating results as indicators of future performance. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	the continued market acceptance of, and the growth of the fitness and wellness market;
●	our ability to maintain and attract new customers;
●	the timing and success of new product, service, feature, and content introductions by us or our competitors or any other change in the competitive landscape of our market;
●	pricing pressure as a result of competition or otherwise;
●	delays or disruptions in our supply chain;
●	errors in our forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both;
●	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
●	the ability to maintain our showroom;
●	successful expansion into international markets, including Asia;
●	our ability to maintain gross margins and operating margins;
●	system failures or breaches of security or privacy;
●	adverse litigation judgments, settlements, or other litigation-related costs, including content costs for past use;
●	changes in the legislative or regulatory environment, including with respect to privacy, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees;
●	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
●	changes in our effective tax rate;
●	changes in accounting standards, policies, guidance, interpretations, or principles; and
●	changes in business or macroeconomic conditions, including the impact of the current COVID-19 outbreak, lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages.

Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations, the market price of our shares could fall substantially, and we could face costly lawsuits, including securities class action suits.

If we are unable to sustain pricing levels for our products and services, our business could be adversely affected.

If we are unable to sustain pricing levels for our products and services, whether due to competitive pressure or otherwise, our gross margins could be significantly reduced. Further, our decisions around the development of new products and services are grounded in assumptions about eventual pricing levels. If there is price compression in the market after these decisions are made, it could have a negative effect on our business.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could have an adverse effect on our business, financial condition, and/or operating results.

We generally provide a 30-day return policy to customers for all of our non-electronic products. Our suppliers generally provide a warranty for all of our electronic products. The occurrence of any material defects in our products could result in an increase in returns or make us liable for damages and warranty claims in excess of our current reserves, which could result in an adverse effect on our business prospects, liquidity, financial condition, and cash flows if returns or warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality or safety of our products could affect our brand image, decrease consumer confidence and demand, and adversely affect our financial condition and operating results. Also, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and/or operating results.

Changes in how we market our products and services could adversely affect our marketing expenses and subscription levels.

Our marketing strategy focuses on delivering high quality fitness equipment to our customers and, in the future, to our licensees and their members and raising awareness of our brand through a broad range of channels. These channels include Google Search (organic and paid), Google Shopping Campaign, Google Ads word, affiliate partners programs, social media such as Facebook and Instagram, e-mail marketing, SMS marketing, E catalogue, and First Australia Fitness Mobile App.

As online and social media platforms continue to rapidly evolve or grow more competitive, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms. If we cannot cost effectively use these marketing tools, if we fail to promote our products and services efficiently and effectively, or if our marketing campaigns attract negative media attention, our ability to acquire new customers and our financial condition may suffer and the price of our shares could decline. In addition, an increase in the use of online and social media for product promotion and marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

We may require additional capital to support business growth and objectives, and this capital might not be available to us on reasonable terms, if at all, and may result in stockholder dilution.

We expect that our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for the foreseeable future. However, we intend to continue to make investments to support our business growth and may require additional capital to fund our business and to respond to competitive challenges, including the need to promote our products and services, develop new products and services, enhance our existing products, services, and operating infrastructure, and potentially to acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. There can be no assurance that such additional funding will be available on terms attractive to us, or at all. Our inability to obtain additional funding when needed could have an adverse effect on our business, financial condition, and/or operating results. If additional funds are raised through the issuance of equity or convertible debt securities, holders of our shares could suffer significant dilution, and any new shares we issue could have rights, preferences, and privileges superior to those of our shares. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We are subject to payment processing risk.

Our customers pay for our products and services using a variety of different payment methods, including credit and debit cards, gift cards, and online wallets. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operations could be adversely impacted. We leverage our third-party payment processors to bill customers on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find alternative methods of collecting payments, which could adversely impact customer acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our services.

We may face exposure to foreign currency exchange rate fluctuations.

We have transacted in Australian dollars, U.S. dollars, and Renminbi with the majority of our customers and suppliers, and we may transact in additional foreign currencies in the future. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and operating results. In addition, to the extent that fluctuations in currency exchange rates cause our operating results to differ from our expectations or the expectations of our investors, the trading price of our Ordinary Shares could be lowered. We use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

We depend on our suppliers and manufacturers to provide us with sufficient quantities of quality products in a timely fashion.

Our dependence on suppliers involves risk. We might be unable to obtain merchandise that consumers demand in a timely manner if there are disruptions in our relationships with key suppliers, which could cause our revenue to materially decline. The terms of our written contracts with Australian suppliers are one year. We generally do not have long-term written contracts with our suppliers in China that would require them to continue supplying us with merchandise. Key suppliers may also fail to deliver on their commitments or fail to supply us with sufficient products that comply with our safety and quality standards, whether as a result of supply chain disruptions (for example, in connection with the COVID-19 pandemic) or other causes, or fail to continue to develop new products that create consumer demand. Furthermore, vendors increasingly sell their products directly to customers or through broadened or alternative distribution channels, such as department stores or other eCommerce companies.

We have limited control over our suppliers, manufacturers, and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient quantity.

We have limited control over our suppliers, contract manufacturers, and logistics partners, which subjects us to the following risks, many of which have materialized due to the COVID-19 pandemic:

●	inability to satisfy demand for our products;
●	reduced control over delivery timing and product reliability;
●	reduced ability to monitor the manufacturing processes and components used in our products;
●	limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions;
●	variance in the manufacturing capability of our third-party manufacturers;
●	price increases;
●	failure of a significant supplier, manufacturer, or logistics partner to perform its obligations to us for technical, market, or other reasons;
●	variance in the quality of services provided by our third-party logistics partners;
●	difficulties in establishing additional supplier, manufacturer, or logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers, or logistics partners;
●	shortages of materials or components;
●	misappropriation of our intellectual property;
●	exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured or the components thereof are sourced;
●	changes in local economic conditions in the jurisdictions where our suppliers, manufacturers, and logistics partners are located;
●	the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and
●	insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners.

We also rely on our logistics partners, including warehouse and delivery partners, to complete our deliveries to customers. If any of these partners do not perform their obligations or meet the expectations of us or our customers, our reputation and business could suffer. The occurrence of any of these risks could cause us to experience a significant disruption in our ability to produce and deliver our products to our customers.

Less than 16% of our revenue is derived from China and approximately 53% of the products that we purchase in the fiscal year June 30, 2023, were manufactured in China. The ability of our licensee and suppliers to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

While we are a Cayman Islands exempted company headquartered in Australia, as of the date of this annual report, less than 16% of our revenue is derived from China and approximately 53% of the products that we purchase in the fiscal year ended June 30, 2023, were manufactured abroad in China.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on the part of our suppliers and licensee to ensure compliance with such regulations or interpretations. As such, our third-party suppliers in China or our licensee’s operations in China may be subject to governmental and regulatory interference in the provinces in which they operate. Our third-party suppliers in China or our licensee’s operations in China could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions in China. The ability of our suppliers and licensee to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in the PRC. Our third-party suppliers or licensee may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply. If our suppliers or licensee incur increased costs, they may attempt to pass such costs on to us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, our licensee or our suppliers may not be aware of violations of any of these policies and rules until some time after the alleged violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention to our licensee and/or our suppliers. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect our licensee’s operations in China and/or our suppliers in China. Any such increased costs or disruptions could materially and adversely impact our business and results of operations.

We are subject to costs and risks associated with a complex regulatory, compliance and legal environment, including increased or changing laws and regulations affecting our business.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our operations and financial results. Establishing the necessary internal infrastructure to allow for the monitoring and other compliance requirements required by laws and regulations and enforcement efforts requires expenditure of considerable Company resources.

In addition, laws at the federal, state or local level may change, sometimes significantly and unexpectedly, as a result of political, economic or social events. Some of the federal, state or local laws and regulations that affect us include those relating to consumer products, product liability and consumer protection; reducing the spread of COVID-19; eCommerce, data protection and privacy; advertisement and marketing; labor and employment; taxes; accounting, corporate governance and securities; customs or imports; and intellectual property. Continued monitoring and efforts to ensure compliance with these regulations require considerable expenditure of Company time and money, which could detract from other operational initiatives.

Lawsuits may be filed against us or arbitration proceedings may be commenced and an adverse ruling in any such lawsuit or arbitration may adversely affect our business or financial condition.

In the ordinary course of our business, we may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, including arbitration proceedings, relating to personal injuries, workers’ compensation, employment discrimination, damages related to breaches of privacy or data security, and contract disputes. Such proceedings and actions may involve liquidated damages, consequential damages, punitive damages and civil penalties or other losses, or injunctive or declaratory relief. In addition, we may also be subject to class action lawsuits.

Due to the inherent uncertainties of litigation and other dispute resolution proceedings, the outcome of outstanding, pending or future actions or proceedings may be difficult to assess or quantify, cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such action or proceeding, they could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition. The ultimate resolution of any litigation or proceeding through settlement, mediation, or a judgment could have a material impact on our reputation and adversely affect our financial performance and financial position.

Our sales and operating results could be adversely affected by product safety concerns.

If the products that we offer do not meet applicable safety standards or our customers’ expectations regarding safety, we could experience decreased sales, increased costs, and/or be exposed to legal and reputational risk. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety standards. Negative customer perceptions regarding the safety and sourcing of the products we sell, and events that give rise to actual, potential, or perceived product safety concerns could expose us to government enforcement action and/or private litigation. Furthermore, reputational damage caused by real or perceived product safety concerns could have a negative impact on our sales and operating results.

Our inability or failure to protect our intellectual property rights or any third parties claiming that we have infringed on their intellectual property rights could negatively impact our brand or have a negative impact on our operating results.

Our trademarks, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. Effective trademark and other intellectual property protection may not be available in every country in which our products are manufactured or may be made available. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our revenue. In addition, any infringement or other intellectual property claim made against us could be time-consuming to address, result in costly litigation, cause product delays, require us to enter into royalty or licensing agreements or result in our loss of ownership or use of the intellectual property.

Changes to tax laws and regulations could adversely affect our financial results or condition.

Our effective income tax rates could be unfavorably impacted by a number of factors, including changes in the valuation of deferred tax assets and liabilities; other changes in applicable tax laws, regulations, treaties, interpretations, and other guidance; changes in transfer pricing rules; and the outcome of income tax audits. Changes in applicable tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our income tax expense and profitability.

We are subject to anti-bribery, anti-corruption, and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.

The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the FCPA, and other federal statutes and regulations, including those established by the Office of Foreign Assets Control (“OFAC”). Under these laws and regulations, as well as other anti-corruption laws, anti-money laundering laws, export control laws, customs laws, sanctions laws and other laws governing our operations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and/or other sanctions. A violation of these laws or regulations would negatively affect our business, financial condition and results of operations.

We have implemented policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants and agents with the FCPA, OFAC restrictions and other export control, anti-corruption, anti-money-laundering and anti-terrorism laws and regulations. We cannot assure you, however, that our policies and procedures are or will be sufficient or that directors, officers, employees, representatives, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions or other export control, anticorruption, anti-money laundering and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, could result in fines, criminal penalties, and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics that is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees, and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, earnings or financial condition.

We are a “foreign private issuer” under U.S. securities laws and, as a result, are subject to disclosure obligations that are different from those applicable to U.S. domestic issuers listed on the Nasdaq Capital Market.

We are incorporated under the laws of the Cayman Islands and are considered a “foreign private issuer” under U.S. securities laws. Although we will be subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from the periodic disclosure required of U.S. domestic issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States. We are also exempt from certain other sections of the Exchange Act that U.S. domestic issuers are otherwise subject to, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. These exemptions and leniencies may reduce the frequency and scope of information and protections to which you may otherwise have been eligible if you held ordinary shares or common stock of a domestic U.S. issuer. In addition, insiders and large shareholders of ours will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and will not be obligated to file the reports required by Section 16 of the Exchange Act.

We would lose our foreign private issuer status if a majority of our shares became held by U.S. persons and a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Our loss of foreign private issuer status would make compliance with Nasdaq corporate governance rules applicable to U.S. domestic listed companies mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and prepare our financial statements under U.S. Generally Accepted Accounting Principles. To the extent we had not already done so, we may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers and may lose our ability to rely upon exemptions from certain corporate governance requirements on the Nasdaq that are available to foreign private issuers.

As a foreign private issuer, we may follow certain home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements, and this may result in less investor protection than that accorded to investors under rules applicable to U.S. domestic issuers.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq’s rules for domestic U.S. issuers, provided that we disclose which requirements we are not following and describe the equivalent home country requirement. Availing ourselves of any of the other corporate governance exemptions, as opposed to complying with the requirements that are applicable to a U.S. domestic issuer, may provide less protection to you than is accorded to investors under Nasdaq’s corporate governance rules. Therefore, any foreign private issuer exemptions we have availed ourselves of, or may avail ourselves of in the future, may reduce the scope of information and protection to you as an investor.

New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

In March 2022, the SEC proposed rule amendments that would implement a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The proposed rules would require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook; (ii) our governance of climate-related risks and relevant risk management processes; (iii) information on our greenhouse gas emissions; (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements; and (v) information about our climate-related targets, goals, and transition plans.

The proposed rules remain open to public comment and may be subject to challenges and litigation. Thus, the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC has also announced that it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient.

The forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, we cannot assure you that our business will grow at a similar rate, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts relating to the expected growth in the connected fitness and wellness market, including estimates based on our own internal survey data, may prove to be inaccurate. Even if the market experiences the growth we forecast, we may not grow our business at a similar rate, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and/or operating results.

Our business is subject to the risk of earthquakes, fire, power outages, floods, public health crises, including the current COVID-19 pandemic, and other catastrophic events, and to interruption by man-made problems such as terrorism.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, public health crises, including the COVID-19 pandemic, and similar events. The third-party systems and operations and contract manufacturers we rely on are subject to similar risks. Our insurance policies may not cover losses from these events or may provide insufficient compensation that does not cover our total losses. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, financial condition and operating results, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’ and contract manufacturers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our products, that house our servers, or from which we generate content. As we rely heavily on our computer and communications systems, and the internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ and/or our contract manufacturers’ businesses, which could have an adverse effect on our business, financial condition, and/or operating results.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after FY2023, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We may remain an “emerging growth company” until the fiscal year-end following August 10, 2028, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds US$1.235 billion in any fiscal year or (3) if we issue more than US$1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Ordinary Shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Ordinary Shares less attractive as a result, a less active trading market for our Ordinary Shares may develop or be sustained and our stock price may decline and/or become more volatile.

Risks Related to Our Ordinary Shares

Since our director, Ms. Jieting Zhao, owns approximately 57.9% of our Ordinary Shares, she will have the ability to elect directors and approve matters requiring shareholder approval by way of resolution of members.

Ms. Jieting Zhao, our director, is the 100% owner of SKMA and thus, she is deemed as the beneficial owner of our shares owned by SKMA. Ms. Zhao therefore currently has the right to vote 57.9% of the Ordinary Shares. She thus has significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not our other shareholders believe that such transaction is in our best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares.

Ms. Jieting Zhao, our director, beneficially owns approximately 57.9% of our outstanding shares, and her interests may differ from the interests of other shareholders, which could cause a material decline in the value of our Ordinary Shares.

Since Jieting Zhao, our director, beneficially owns approximately 57.9% of our outstanding shares, she will have significant influence on determining the outcome of any matters submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without her consent, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. Her interest may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

As a “controlled company” under the rules of Nasdaq, we may exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a Compensation Committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a Nominating and Corporate Governance Committee comprised solely of independent directors. Our status as a controlled company could cause our securities to look less attractive to certain investors or otherwise harm our trading price.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

The market price and trading volume of our Ordinary Shares may be volatile and may be affected by economic conditions beyond our control.

The market price of our Ordinary Shares may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our Ordinary Shares may fluctuate and cause significant price variations to occur. If the market price of our Ordinary Shares declines, you may be unable to resell your Ordinary Shares at a competitive price. We cannot assure you that the market price of our Ordinary Shares will not fluctuate or significantly decline in the future. In addition, we cannot assure you that a trading market for our Ordinary Shares will be maintained.

Some specific factors that could negatively affect the price of our Ordinary Shares or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our prospects or operating results;
●	changes in the demand for, or market prices for, gym and fitness equipment;
●	additions or departures of our key personnel;
●	changes or proposed changes in laws, regulations or tax policy;
●	sales or perceived potential sales of our Ordinary Shares by us or our directors, senior management or shareholders in the future;
●	announcements or expectations concerning additional financing efforts;
●	conditions in the U.S. and global financial markets, or in our industry in particular, or changes in general economic conditions; and
●	the other factors described in this “Item 3. Key Information—3D. Risk Factors” section and elsewhere in this annual report.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of constituent companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market in the immediate future as we recently concluded our IPO. If the market price for our Ordinary Shares drops below the IPO price of $5 per Ordinary Share, you may not realize any return on your investment in us and may lose some or all of your investment.

Certain recent IPOs of companies with relatively small public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the actual or expected operating performance and financial condition or prospects of the respective company. Our Ordinary Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition to the risks addressed above, the market price and trading volume of our Ordinary Shares may be affected by economic conditions beyond our control and thus may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and IPO sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective companies’ actual or expected operating performance and financial condition or prospects. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few shareholders have on the price of our shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Ordinary Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Ordinary Shares.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended) (the income test), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the asset test). Based on the market price of our Ordinary Shares and the composition of our income and assets, including goodwill, although not clear, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. Moreover, the value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our Ordinary Shares, which could fluctuate significantly. Therefore, there can be no assurance that we are not a PFIC for the current taxable year or will not be classified as a PFIC in the future. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our Ordinary Shares.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Because we are a Cayman Islands company and all of our business is conducted in Australia, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Australia.

We are incorporated in the Cayman Islands and conduct our operations primarily in Australia. Substantially all of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Australia may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

We have broad discretion in the use of the net proceeds from our IPO and may not use them effectively.

We cannot specify with any certainty the particular uses of such net proceeds that we received from our IPO. Our management has broad discretion in the application of such net proceeds, including the expansion of our online retail of quality gym and fitness equipment business, the development of our smart connected equipment, interactive platform and mobile application, the expansion of our licensing business, business development opportunities, and working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

We will incur increased costs as a result of operating as a U.S. listed public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a U.S. listed public company we will incur, particularly after we are no longer an “emerging growth company,” significant additional legal, accounting, and other expenses. The Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices.

We expect that we will need to hire additional accounting, finance, legal, and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company, and our management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements increase our legal and financial compliance costs and make some activities more time-consuming and costly. In addition, we expect that the rules and regulations applicable to us as a public company may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors or executive officers.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, the market price and trading volume of our Ordinary Shares could decline.

The trading market for the Company’s Ordinary Shares will be influenced by the research and reports that U.S. securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on us, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or few U.S. securities or industry analysts commence coverage of the Company, the trading price for our Ordinary Shares would be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Ordinary Shares or publish adverse or misleading research about our business, the market price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, demand for our Ordinary Shares could decrease, which might cause our price and trading volume to decline. In addition, research and reports that Australian securities or industry analysts may, initiate or may continue to, publish about us, our business or our Common Stock may impact the market price of our Ordinary Shares.

Nasdaq may de-list the Company’s securities from its exchange, which could limit investors’ ability to make transactions in the Company’s securities and subject the Company to additional trading restrictions.

The Company’s Ordinary Shares are currently on Nasdaq. In the future, the Company’s Ordinary Shares may fail to meet the continued listing requirements to be listed on the Nasdaq. If Nasdaq delists our Ordinary Shares from trading on its exchange, the Company could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	a determination that our Ordinary Shares is a “penny stock” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules, which could result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	more limited news and analyst coverage of the Company; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

Item 4. Information on the Company

4A. History and Development of the Company

We are a holding company incorporated in the Cayman Islands under Cayman Islands Law on April 11, 2022 under the name “Fitell Corporation”. We have no substantive operations other than holding all of the issued and outstanding shares of KMAS, which holds all of the issued and outstanding shares of our operating subsidiary, GD. The address and telephone number of our registered office is 23-25 Mangrove Lane, Taren Point, NSW 2229, Australia, +612 95245266 and the name, address and telephone number of our US agent is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168, (800) 221-0102. Our website address is https://www.fitellcorp.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

Our wholly owned operating subsidiary, GD, was founded in 2005. Upon our reorganization, on May 4, 2022, the Company issued 280,000 Ordinary Shares each to L&H Investment Management Limited, a company incorporated under the laws of the British Virgin Islands, and PRMD Investment Consultation Company Limited, a company incorporated under the laws of the British Virgin Islands, representing issuances to our co-founders. In addition, one (1) Ordinary Share was transferred back to SKMA from the registered office service provider in the setup of the Company.

As of May 5, 2022, we entered into a Share Exchange Agreement (“Share Exchange Agreement”) with KMAS, which holds all of the issued and outstanding shares of GD, and SKMA, which holds all of the issued and outstanding shares of KMAS, pursuant to which the Company shall acquire all of the shares in KMAS from SKMA in exchange for the Company issuing 6,439,999 Ordinary Shares to SKMA in accordance with the terms of the Share Exchange Agreement.

4B. Business Overview

Founded in 2005 and headquartered in New South Wales, Australia, GD is a wholly owned subsidiary of Fitell. We operate in Australia and are an online retailer of gym and fitness equipment both under our proprietary brands and other brand names. Our mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years, which we believe to be a testament of our product quality and brand loyalty. Our brand portfolio can be categorized into three proprietary brands under our Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in closed to 2,000 stock-keeping units (SKUs).

In addition to our all-around fitness equipment portfolio to individual and commercial customers, we launched three new business verticals with integration of technology in 2021.

1.	Smart Connected Equipment: Still in development and initiated in May 2021, our smart fitness equipment is a natural extension of our core business and includes interactive exercise bikes and workout mirrors. We expect commercial launch in March 2024, with retail products being available in July/August 2024.

2.	1FinalRound: Our AI-powered interactive platform with our proprietary online training content and capability to be interactive with personal trainers, follow members and track workout progress.

3.	Boutique Fitness Clubs Licensing: Leveraging our years of experience in the fitness and wellness industry servicing both businesses and individual customers, we launched our licensing business in late 2021. mYSTEPS Training Clinic, a new concept fitness club chain, is our first licensee and dedicated to helping fitness-savvy and health-conscious consumers with higher disposable incomes achieve a motivating and healthy lifestyle with an engaging and dynamic fitness community in both online and offline settings.

Products and Services

Fitness Equipment

We market and sell fitness equipment and related products as well as serving as a one-stop shop for business setup from personal training studios to commercial gyms. Our full spectrum of product coverage is exemplified by the following three proprietary brand names, which represent over 84% of our revenues in the fiscal year ended June 30, 2023:

●	Our Muscle Motion brand is a supplier of home gym and commercial strength-training equipment. Products have an emphasis on weights, bars, power racks, benches, and gym machines.
●	Our Rapid Motion brand features similar products as Muscle Motion but with a stronger focus on commercial items.
●	Our FleetX brand focuses on cardio equipment, including products such as rowing machines, exercise bikes, treadmills and more. All of these items are available in both home and commercial-grade quality.

In our fitness equipment business segment, we sell our products directly to customers through online or offline platforms. Revenue from our own e-commerce website accounted for approximately 67.73% of our total sales for the fiscal year ended June 30, 2023 with the remaining sales derived from commercial sale orders, our showroom and phone orders as well as third party channels, such as Bunnings Marketplace and eBay.

Licensing Business

We offer a turnkey solution for personal training studios and commercial gym chains. The primary focus of our licensing business is the new concept fitness studios established to meet the increasing demand of affluent, educated, middle class individuals with higher brand awareness and loyalty, usually from ages 28 to 55. Our typical licensees are either entrepreneurs or fitness professionals and teams with established track records who share the same vision of building the next-generation of multi-dimensional fitness centers. We work closely with our licensees and offer the following services:

●	Site selection and preparation;
●	Designing and build-out;
●	Outfitting their facilities with our proprietary state-of-the-art equipment and related products;
●	Comprehensive pre-opening support;
●	Installation of intuitive members management systems and in-depth training;
●	Integrating social communication apps;
●	Training services for personal trainers and coaches; and
●	In-person training and virtual training which gives greater flexibility and convenience to time poor users

We assisted our first licensee, Js & Je Company Limited, in opening 6 mYSTEPS fitness centers in Eastern China as of April 25, 2022. Pursuant to our license agreement with our first licensee, the territories in which our licensee will seek opportunities to open fitness centers are Indonesia, Singapore, Malaysia, mainland China, Hong Kong, and Macau. Fees payable by our licensee to us are a base fee per annum of US$125,000 plus US$40,000 for each opened fitness center per annum. We also plan to support our licensee with access to high quality accredited health supplements selected by us and to introduce trendsetting designers to design proprietarily branded clothing and accessories to the members of our licensees, enhancing both their brand loyalty and profitability. Currently, our licensee is evaluating various sites opportunities and offers, and expect to open 5 to 10 more studios in next 6 months, and will continue to explore opportunities in Indonesia, Singapore, and Malaysia. Revenue from the licensing agreement was less than 12.0% of the Company’s revenue in the fiscal year ended June 30, 2022 and less than 16.0% of the Company’s revenue in the fiscal year ended June 30, 2023.

With approximately two decades of experience in the fitness market and constant innovative product development based on feedback collected over the years from our customers, we are developing a model that allows fitness users to access the flexibility of virtual training platforms with connected machines or in-person offline training modules in the licensed studios. We believe this offering not only promotes broader awareness and acceptance of the online and offline model in the fitness industry, but also delivers unique fitness experiences to broader gym goers to increase exercise frequency virtually while encouraging the development of experiences at offline studios with interactive programs.

Interactive Fitness Equipment and Platform/Mobile Application

The COVID-19 pandemic has dramatically changed how we live, work, play and stay healthy. The fitness industry, without exception, has undergone profound transformation in the past years, starting with the closure of gyms and fitness studios followed by growth in smart fitness equipment. We are currently developing our smart fitness equipment through a Shenzhen, China-based service provider specializing in AI-powered products like interactive-monitors/screens, handheld devices, as well as platform development, in building innovative integrated fitness equipment and interactive platforms designed to provide a seamless connection between users and our user-friendly platform, proprietary content, and interactive equipment. Fitness Mirror, an e-training platform, and Yoga-Mirror are in final testing stages, and we expect to commercially launch these platforms in March 2024. The beta versions of these platforms have been in trial stages since March 2022.

Our joint development of interactive fitness equipment and platforms with subscription service comprises the following:

●	Smart connected equipment: interactive exercise bikes, treadmills, and workout mirrors with built-in touchscreens and training content platforms.

●	1FinalRound: our proprietary artificial intelligence training platform under development, currently in its final testing stage.

○	1FinalRound will come pre-installed with our interactive fitness equipment. Its key features include visual and trackable workout progress and results available to mobile users.

○	Customized solutions will be available as a premium for one-on-one remote coaching. Users pay a premium and will receive customized programs to fit individual schedules and personalized needs.

○	It will allow both online and offline users to participate in the training either on their own schedule or via livestreaming to interact with other subscribed members to encourage a more interactive, engaging and motivating lifestyle.

Sales and Marketing

In our fitness equipment business segment, we sell our products directly to customers through online or offline platforms. Revenue from our own e-commerce website accounted for approximately 67.73% of our total sales for the fiscal year ended June 30, 2023 with the remaining sales derived from commercial sale orders, our showroom and phone orders as well as third party channels, such as Bunnings Marketplace and eBay.

Our marketing strategy focuses on delivering fitness equipment to our customers and, in the future, to our licensees and their members and raising awareness of our brand through a broad range of channels. These channels include Google Search (organic and paid), Google Shopping Campaign, Google Ads word, affiliate partners programs, social media such as Facebook and Instagram, e-mail marketing, SMS marketing, E catalogue, and First Australia Fitness Mobile App. We utilize a multi-prong marketing strategy focused on attracting and educating prospective customers and licensees, driving demand with new and existing customers and increasing general awareness and affinity for our brand. Our loyalty program Gym Direct Lion Rewards Club is used to encourage both repeat purchases and order sizes and enhance brand loyalty.

Online

In our online business, we predominately sell our fitness products directly to consumers through our website GymDirect.com.au, which was first launched in 2007. Customers can find the three proprietary brands of Gym Direct along with other fitness equipment retail brands on our e-commerce website. All of our products are listed on our website, which is also a key channel for our customer acquisition.

Offline

Our offline business is conducted through phone, e-mail, and showroom sales for large and repeat customers. We generally provide opportunities for our commercial or repeat customers (including fitness studios, gyms, and government institutions) to view our products prior to ordering to help secure large customer orders. Alternatively, we often customize the combination of products to our commercial customers based on their budgets and actual floor plans. Our showroom carries a large variety of strength and cardio equipment and other fitness equipment/machines as well as accessories. In addition, we offer programs that provide price promotion to incentivize sales, such as our Lion Loyalty Reward Program and Special EDM campaign that target different groups of customers on a regular basis.

Licensing Business Marketing

Propelled by the momentum of our first licensee, our primary focus for marketing to prospective licensees includes a mix of social, digital, search, referral, and experiential marketing. We offer prospective licensees a turnkey solution with our high-quality products and license our trademarks, including Gym Direct, Muscle Motion, FleetX, and Rapid Motion, which cover the functional needs of the studios as well as enable users to access the one-stop shop of Gym Direct via website or application.

In addition, with the introduction of 1FinalRound and smart connected fitness equipment via our corporate website and application, which are accessible to our licensees, we are able to broaden our marketing coverage virtually as well as with our physical branded products. We believe the coverage of the brand awareness extends beyond the physical locations of our licensees and penetrates into wider markets and segments of fitness consumers.

Product Design and Innovation

To provide our customers with high quality user experience, we constantly search for creativity and innovation to expand and diversify our product portfolio by leveraging different resources and channels. Our procurement team identifies trends and popular fitness equipment development locally and globally to create on-trend fitness equipment and content for our customers and users. Our customer team also conducts surveys periodically to obtain feedback for product modification and improvement. After identifying new trends or product types, we will consult with our in-house product development advisors and engineer designers from suppliers to co-develop such fitness equipment. Our suppliers will then complete the manufacturing and provide sample products for inspection and testing. After this process, we will confirm the purchase order with our suppliers for the newly developed product.

Suppliers and Customers

We enjoy a broad network of our product suppliers and customers. In addition, searching for qualified alternative suppliers and manufacturers has been our priority, which we believe will limit the risks of single source of supply, and we have developed contingency plans for supply disruptions. We currently have 35 suppliers, 14 of which are Australian suppliers and 21 are overseas suppliers.

Approximately 53% of our products come from overseas suppliers and they predominantly manufacture made-to-order products, such as commercial machine equipment XRFM series and FT1009 under our proprietary brands Muscle Motion and Rapid Motion and FX AB03 bike and FleetX Rower are under our proprietary brand FleetX. Payment terms with our suppliers vary.

Below is a tabular summary of our relationships with suppliers that represent over 5% of our supplies:

Supplier Name	Product Name	Terms
Nantong Tengtai Sporting Fitness (28.63%)	Rubber Hex Dumbbells	Payment paid against copy of B/L. Seller releases the B/L to buyer after receiving payment
Nantong Duro Fitness Co Ltd (16.55%)	Weight Plates	Payment within 14 days from receiving goods.
QINGDAO IMBELL SPORTING GOODS CO.,LTD. (10.66%)	Strength Products	Payment paid against copy of B/L. Seller releases the B/L to buyer after receiving payment.
Morgan Imports Pty Ltd (9.64%)	Boxing & MMA products	1st of the following month.
Leisure Concepts (7.66%)	Strength Products	At sight of invoice.
IFit (5.16%)	Cardio Products	30 days from invoice.

The top three suppliers representing over 5% of the Company’s supplies are based in China. The Company has not entered into any written agreements with these four suppliers, but places purchase orders with these three suppliers as needed. The rest three suppliers are based in Australia. The company has not entered into any written agreements with these suppliers, but places purchase orders with these two suppliers. The Company has no material affiliations or relationships with any of the above six suppliers.

In the twelve-month period ended June 30, 2023, we received 15,189 orders and 23,231 customers, a decrease of 42.6% and a decrease of 41% respectively, compared to the same period in 2022. In the twelve-month period ended June 30, 2022, we received 26,467 orders and 39,573 customers, a decrease of 42.6% and an increase of 17.07%, respectively, compared to the same period in 2021. This was primarily due to inflation and raising of interest rates in Australia, has significantly reduced the disposal income of Australia households and affected the consumers’ sentiment. In the fiscal year June 30, 2023, the inflation was more than 6% throughout the year, and the Australis cash rate target, which was set by the Reserve Bank of Australia, has also increased from 0.10% to 4.10%.

Our e-commerce conversion rates has decreased by 14.91% from 1.61% in fiscal year 2022 to 1.37% in fiscal year 2023. Approximately 26.6% of orders were from existing customers and the average purchase frequency was 1.19 across all customers in fiscal year 2023. Customers with redeeming loyalty rewards purchased approximately 4.26 times on average per fiscal year. The number of our repeat customers decreased from 7,844 in fiscal year 2022 to 3,453 in fiscal year 2023. Based on our database, customers stood at 171,905members by end of fiscal year 2023, compared to 167,264 members at the end of fiscal year 2022, which we believe reflects the ability of the business to respond in economic downturn with challenging obstacles.

Below is a tabular summary of our online customer purchase data:

Status	# of Customers	Average Size of Order	Average Total Spending
First time Customers FY2023	17,786	2.2 Units	$389.60
Return Customers FY2023	7,844	2.7 Units	$376.05

Status	# of Customers	Average Size of Order	Average Total Spending
First time Customers FY2023	8,528	2.4 Units	$467.96
Return Customers FY2023	1,259	3.1 Units	$1,698.79

We received 15,189 orders and acquired 23,321 customers in fiscal year 2023, a decrease of 42.6% and 41.1%, respectively, compared to the same period of fiscal year 2022.

In addition to our retail customers, our commercial customers include chains of fitness gyms and studios, government agencies, schools, healthcare providers and educational institutions.

Below is the graph summary of revenue by customer type:

For fiscal year 2023, retail customers accounted for 75% of the Company’s total revenue.

Growth Strategy

Our goal is to grow our fitness equipment business segment while continuing to engage and retain our loyal community of customers and fitness platform members. Our business development and expansion strategies over the next two to three years are as follows:

Increase Fitness Equipment Product Marketing

●	We currently rely primarily on organic traffic through search engine optimization to achieve customer acquisition. Leveraging our high-ranking position in search engine result pages, we intend to expand our strategic investment on marketing campaigns in Key Opinion Leaders (KOLs), sponsoring sports events and outdoor advertisement.

Development of Private-Label Cardio Equipment

●	The profit margin for cardio fitness equipment is higher than that of strength and weight equipment. We intend to develop our proprietary branded cardio equipment to increase our profitability in the market.

Development of Gym Direct Mobile Application

●	Traditionally, we only use our e-commerce website as a platform to sell our products and communicate with our retail customers. We are now developing a native mobile application to further expand the marketing platform and provide easy, repeatable and convenient shopping experiences for customers, which will also be beneficial in tracking consumer trends and purchasing data. The beta versions of these platforms have been in trial stages since March 2022.

Expansion of Licensing Business

●	Leveraging our years of experience in the fitness and wellness industry servicing both business and individual customers, we launched our licensing business with mYSTEPS Training Clinic in late 2021. As of the third quarter of 2023, mYSTEPS has opened 6 fitness and gym studios. Currently, our licensee has no plans to open additional fitness centers in China (including Hong Kong and Macau) due to COVID-19 policies and market conditions and will continue to explore opportunities in Indonesia, Singapore, and Malaysia. Based on the current license sold, we believe there will be long-term potential and opportunities for us outside of the Australian market. Going forward, we intend to seek opportunities to expand our licensing partnership footprint in the Asia-Pacific regions with other selective partners.

Development of Smart Connected Equipment and Digital Fitness Program

●	Digital subscription-based machines have led the trend in the U.S. market, such as Mirror, Peloton, Tonal, where the demand for interactive fitness applications has risen. We plan to expand into this market in Australia and Southeast Asia where the concept of the home gym has not been fully deployed.

●	Growing brand awareness.

●	Improving member experience.

●	Leveraging our database of customers which we have accumulated from the sales of fitness equipment to increase interactive cardio equipment sales and subscription revenues.

●	Continuing to launch new and innovative content and products.

Opportunities to Explore Other Revenue Streams

●	Leveraging our expertise in targeting health-conscious consumer audiences, we plan to develop a host of solutions for white-label functional health supplement products, including muscle building beverages, vitamins and other sports nutrition products in Australia and Asia-Pacific regions. We have engaged an Australian pharmaceutical company to develop formulas for muscle protein powder, multi-vitamins and post-exercise drinks. These products are developed based on the existing data and feedback we received from our customers and intend to target these health-conscious consumers.

●	Leveraging our expertise in developing and marketing fitness equipment, there is the opportunity for us to expand our businesses into used fitness equipment sales (e-commerce), including used home cardio machines and other domestic used fitness equipment.

●	In addition, we also intend to expand our business segments to target the health and fitness needs of our target consumers in the following cross selling opportunities: apparel, niche sports and health equipment, and sporting footwear, among others, which widen the shopping choices to fitness-conscious or generic consumers.

Impact of COVID-19

With the outbreak and spread of the COVID-19 pandemic, the fitness industry was negatively impacted in Australia in terms of fitness and gym studios due to the lockdown policies. Therefore, we believe that more and more health-conscious consumers steered their demand toward in-house fitness and gym equipment. Throughout the pandemic, we experienced increased demand in both number of customers and orders.

●	The number of customers increased by 181.9% in fiscal year 2020 to 31,935, compared to 11,329 in fiscal year 2019
●	Orders increased by 170.7% in fiscal year 2020 to 29,393 orders, compared to 10,860 in fiscal year 2019
●	Revenue increased by 53.0% in fiscal year 2020, compared to fiscal year 2019. However, the year-on-year increase has been sustained as we maintained the growth in fiscal year 2021 since we believe more consumers have become health and fitness conscious post-pandemic. Further, we believe the pandemic has led to the shift in consumer behavior as more consumers engage in online shopping and we believe that our online platform enables them to easily conclude their purchasing decisions.

Supply Chain Challenges and Strategies

●	Buying cost increase:

Due to the impact of the COVID-19 pandemic, the cost of raw materials has increased in the last 2 to 3 years, which caused our buying cost increase of approximately 10-30%, and even more than 50% for limited items, in fiscal year 2020 as compared to fiscal year 2019.

●	Leading time increase:

Due to the impact of the COVID-19 pandemic, the leading time of manufacturing and logistics increased dramatically, which caused the increase of our minimum order quantity. Prior to the COVID-19 pandemic, the average manufacture leading time is approximately 6 to 8 weeks, which increased to 6 to 12 months during the COVID-19 pandemic. Sea freight usually took approximately 3 to 4 weeks pre-pandemic and had increased to 6 to 8 weeks during the pandemic.

●	Logistics cost decrease:

During the fiscal year 2023, sea freight costs decreased dramatically by approximately 89.0%, which caused the decrease of landing cost of the products accordingly.

Sea freight cost	Mid of 2022 (AUD)	Mid of 2023 (AUD)	Change
20GP from Shanghai	$5,501.76	$602.65	89.0%

●	Delayed Delivery:

Prior to the COVID-19 pandemic, delivery was approximately 1 to 2 business days to metro and NSW areas in Sydney, Australia, 2 to 3 business days in transit for interstate or other metro cities, and approximately 5 business days to remote areas. During the COVID-19 pandemic, approximately 5 to 12 business days delay were expected to all deliveries due to higher volumes of orders and lockdown restrictions.

●	Strategies for Possible Out-of-Stock Products

Due to the increased sea freight cost and the delays in shipment, we increased our minimum order quantity (MOQ) to ensure sufficient stock. In the meantime, we also intend to engage with a third party logistic (3PL) service provider overseas as a satellite warehouse to improve stock availability to meet in-time delivery. As the peak of the pandemic eased, stock returned to usual levels by April 2022 when the pandemic effects around the world became more stable.

●	Actions and Initiatives to Mitigate Challenge

○	We believe the establishment of 3PLs in both overseas locations and interstate locations will significantly reduce our logistic costs while maintaining higher efficiency rates with sound procurement procedures;

○	“Catch me if you can” strategy: Constant launch of innovative and unique products to ensure healthy and above-average gross profit margins;

○	Natural hedging strategy with expansion of licensing business in South-East Asia;

○	Frequent pricing review procedures to ensure our competitiveness while avoiding any pricing wars by strategically bringing new offers of services and products;

○	The position of GD, with both virtual training modules and physical products offerings, gives competitive advantages to our business while mitigating the objective challenges.

Competition

The market for all fitness related products is highly competitive. However, we believe our quality, innovation, pricing and loyal customers position us competitively in the marketplace. We are not only involved in at-home fitness equipment but also in commercial equipment solutions by both offline selling and e-commerce platforms.

Our principal competitors include Nautilus, Peloton, ICON Health & Fitness (NordicTrack), Johnson Health Tech, Technogym, Echelon, Mirror, Hydrow, Tonal, JaxJox and Tempo. We also compete with marketers of smart device applications focused on fitness training and coaching, such as Peloton, Zwift, Strava, Mirror, BeachBody, Apple Fitness+, NeoU, Equinox+, FitScope, FitOn, Fulgaz Video Cycling, Sufferfest Training Systems, At Home Workouts by Daily Burn, and NIKE® Training Club. Additional marketers of competitive products include the following: activity trackers and content-driven physical activity products, such as Fitbit®, Garmin vivofit®, Whoop, and Oura; group fitness, such as cross-fit classes; and gym memberships, each of which offers alternative solutions for a fit and healthy lifestyle.

Competitive Strengths

We believe that there are several competitive strengths that differentiate us from our competitors.

Proprietary Brands and Diversified Product Portfolio

●	Our three proprietary brands – Muscle Motion, Rapid Motion, and FleetX – provide both in-home options and commercial solutions. Our product portfolio of these three diversified brands spans a variety of popular fitness and workout verticals, including weightlifting, stretch, yoga, boxing, running and cycling. We believe that our diversification represents competitive advantages compared to other competitors in the market. With the development of the integrated fitness equipment and virtual platform, we believe we will be able to create more valuable opportunities for business expansion.

Innovative Smart Connected Equipment

●	Our connected equipment, which has been the global trend for the fitness and gym industry, is also under development. Initiated in May 2021, our development concept includes interactive exercise bikes and workout mirrors. We expect that the interactive gym equipment will be commercially launched in March 2024 and believe that our new product will better serve both retail and commercial customers and accelerate our business growth.

Virtual Training Platform with Cutting Edge Content

●	Leveraging our years of experience in the fitness and wellness industry, we have developed an online proprietary training platform – 1FinalRound – which will be pre-built into our connected equipment that allows our customers to maintain engagement with us during any potential temporary closures of gyms and studios. This model allows flexibility for both online and offline users to participate in training either on their own schedules or via livestreaming to interact with other subscribed members to encourage more interactive, engaging and motivating lifestyles. The platform will provide an extensive offline library with high production value or various online live stream experiences. Moreover, based on the large, consolidated dataset we received from our fitness equipment customers, we believe we will be able to create and develop on-trend fitness content for our users.

Consolidated Database with Loyal Customer Base

●	GD has served over 100,000 customers with large portions of sales coming from repeat customers over the years. We believe that our sales strategies also create inventive solutions for existing customers and drive loyalty. As of June 30, 2023, 12.86% of our orders are from existing customers, the average purchase frequency is 1.19 across all customers while the average purchase frequency is 6.53 among loyalty reward members, and the average time to second purchase is approximately 1.36 months. We believe that we will be able to deepen our customer loyalty through our newly developed Gym Direct mobile application and 1FinalRound.

Compelling and Scalable Licensing Model

●	We license our gym and equipment trademark and share our business processes and branding with our licensees, and in exchange we charge royalties and other fees for our services. We intend to provide support to help our licensees optimize their business performance and maximize their return on investment. We believe that with the growth potential and strong unit economics of the Asia-Pacific region, we will be able to scale this licensing model and make us a leader in the region’s boutique fitness market.

Intellectual Property

Trademarks, patents and other forms of intellectual property are vital to the success of our business and are an essential factor in maintaining our competitive position in the health and fitness industry. We own the following trademarks: Gym Direct, Muscle Motion, Rapid Motion and FleetX. We regularly monitor commercial activity in our industry to identify potential infringement of our intellectual property. We protect our proprietary rights and attempt to take prompt, reasonable actions to prevent counterfeit products and other infringement on our intellectual property.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date of this annual report, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Regulations

We must comply with various federal, state and local regulations in Australia, including regulations relating to consumer products and consumer protection, advertising and marketing, labor and employment, data protection and privacy, intellectual property, the environment and tax. Ensuring our compliance with these various laws and regulations, and keeping abreast of changes to the legal and regulatory landscape present in our industry, may cause us to expend considerable resources. Summarized below are a number of Australian regulation aspects to which our business is subject.

Consumer controls

We sell products to Australian consumers online and therefore are subject to the requirements of the Competition and Consumer Act 2010 (Cth) (CCA) and the Australian Competition & Consumer Commission’s oversight. The CCA regulates anti-competitive behavior, misleading and deceptive conduct and price-fixing. In addition, the Australian Consumer Law, which is set out in Schedule 2 of the CCA regulates unfair contract terms, guarantees consumer rights when buying goods and services and applies product safety standards. Breaches of the CCA, including the Australian Consumer Law may result in criminal or civil pecuniary penalties, infringement notices, or more formal legal action in the courts.

Privacy

We operate in the Australian online market and therefore are required to comply with the privacy regime as outlined in the Privacy Act 1988 (Cth), which includes the Australian Privacy Principles (APPs) and the Office of the Australian Information Commissioner’s oversight. The 13 APPs prescribe responsibilities for maintaining personal information privacy, including around collection, use, disclosure and access to data, as well as the publication of a clearly expressed and up-to-date privacy policy. A breach of those requirements may result in investigations, enforceable undertakings, injunctions, or civil penalty orders.

Regulation of electronic communications

We operate in the Australian online market and use telecommunication services to publish and distribute electronic marketing material. Such operations of ours are subject to the Spam Act 2003 (Cth) (Spam Act) and the Spam Regulations 2021 (Cth)(Spam Regulations), which the Australian Communications and Media Authority (ACMA) can enforce through court action. Breaches of the Spam Act or Spam Regulations may result in the ACMA issuing a formal warning, giving an infringement notice, requiring the party in breach to accept enforceable undertaking or taking the matter to the Federal Court, which can impose significant penalties.

4C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

4D. Property, plants and equipment

We do not own any real property.

Our corporate headquarters are located at 23-25 Mangrove Lane, Taren Point, New South Wales 2229, Australia, where we occupy facilities totaling over 30,000 square feet. Our showroom and storage facility are located at the same address as our corporate office. We lease these facilities. The lease commenced on July 15, 2018 and was extended on July 14, 2023 for two years until July 14, 2025. The monthly lease payment is AUD 40,333, with goods and services tax, and is subject to an annual escalation rate of 3%.

The Company’s property and equipment is set forth in note 4 to our audited consolidated financial statements included in this annual report.

The Company does not have any plan to significantly increase its property, plants and equipment in the near future.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of the Company’s financial condition and results of operations in conjunction with the Company’s consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” or in other parts of this annual report.

5A. Operating Results

Overview

The Company runs its business through its wholly-owned subsidiary GD. GD was founded in 2005 and is headquartered in New South Wales, Australia. GD is a gym and fitness equipment retailer both under its proprietary brands and other reputable and industry recognized names. GD carries closed to 2,000 SKUs and has served over 100,000 customers with large portion of sales from repeat customers over the years – a testament of our product quality and brand loyalty. The Company has launched its global expansion strategy with initial geographic focus in South-East Asia markets in late 2021 as described in detailed in the “Recent Developments” section immediately below.

Recent Developments

As part of the Company’s international expansion strategy, in November 2021, GD entered a licensing agreement with an Asian-based fitness operator, named Js & Je Company Limited, to expand its footprint into South-East Asia by supplying fitness equipment and providing a one-stop solution to fast growing gyms and fitness studios both offline and virtually, including site selection, studio designing and built-out, pre-opening and ongoing training and support. GD has collected licensing fees in the fiscal year ended June 30, 2022 and 2023 and the management plans to continue exploring the business opportunities of fitness sector in Indonesia, Singapore, Malaysia and China. The licensing arrangement has a five-year period with an option at GD’s discretion to renew for additional three years to 2029. However, the management has temporarily suspended the overseas expansions in recent months, because the market sentiments are negatively affected by the inflations and the rising in interest rate in the global market. Nevertheless, we will expand these services again, especially to the Asia market, when the time is right.

Impact of COVID-19

On January 30, 2020, The World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spread globally beyond its point of origin. In March 2020, WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this annual report. As such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation and its impact on our financial condition, liquidity, operations, suppliers, industry, and workforce.

The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change, and we do not yet know the full extent of potential delays or impacts on our business, financing or out-bound investment.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including principal growth in revenue and gross profit, our ability to control costs and operating expenses to improve our operations and profitability. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to the dynamic market conditions and the different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater details under “Results of Operations”:

Revenue

Our revenue consists of both merchandise revenues and service revenue, which accounted for 84.1% and 15.9% of our total revenue for the fiscal year ended June 30, 2023, and accounted for 88.9% and 11.1% of our total revenue for the fiscal year ended June 30, 2022, respectively.

Our merchandise revenue is driven by changes in the number of sales orders, and the average order value. Almost all of our sales were sold to end users, and in most cases, we do not provide credits to them. Therefore, we receive payments from customers upfront for most of our sales. The sales volume of our merchandise revenues by sales orders has decreased by 42.6% in fiscal year ended June 30, 2023, as compared to fiscal year ended June 30, 2022. This was primarily due to inflation and raising of interest rates in Australia, has significantly reduced the disposal income of Australia households and affected the consumers’ sentiment. In the fiscal year June 30, 2023, the inflation was more than 6% throughout the year, and the Australis cash rate target, which was set by the Reserve Bank of Australia, has also increased from 0.10% to 4.10%. However, the management believes that the impact is short-term because the salaries of Australian individuals are also increasing gradually, and the interest may start falling again in the near future. Our average order value per sales order has dropped slightly by 3.0% in fiscal year ended June 30, 2023, as compare to fiscal year ended June 30, 2022. Despite the consumer confidences in Australia is week recently, but the management has devoted a lot of marketing efforts in promoting our products and have successfully retained many loyal customers.

Our service revenue consists of licensing, management consultant income, and some agency fee for distributing other miscellaneous items. All these revenues were generated outside of the Australian market. The service revenue has decreased 16.1%, from $7,246,588 for the fiscal year ended June 30, 2022, to $4,036,047 for the fiscal year ended June 30, 2023. The decrease was due to the management has temporarily suspended the overseas expansions recently, because the market sentiments are negatively affected by the inflations and the rising in interest rate in the global market. Nevertheless, we will expand these services again, especially to the Asia market, when the time is right.

Gross Profit

Gross profit is equal to revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (third-party products purchase price, freight costs, custom duties, and other miscellaneous costs related to purchase). Our cost of goods sold account for 54.7% and 55.4% of our total revenue for the fiscal year ended June 30, 2023 and fiscal year ended June 30, 2022, respectively. Our gross profit margin was 45.3% for the fiscal year ended June 30, 2023, which was similar to 44.6% for fiscal year ended June 30, 2022. This small change in gross profit margin was mainly due to the small changes in sales mixes between merchandise revenues and service revenue.

Operating Expenses

Our operating expenses consist of personnel expenses, general and administrative expenses, sale and marketing expenses, amortization of right of use asset, and depreciation expenses.

Our personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment related expenses. Personnel expenses were 24.8% and 12.0% of our revenues for the fiscal year ended June 30, 2023 and 2022, respectively. Going forward, we expect our personnel expenses will increase gradually in the foreseeable future, as we plan to hire additional personnel in connection with the expansion of our business operations and the additional corporate functions after we have become a public company since August 8, 2023.

Our general and administrative expenses consist primarily of insurance, warehouse costs and other corporate expenses. General and administrative expenses account for 18.5% and 6.2% of our revenue for the fiscal year ended June 30, 2023 and 2022, respectively. The increase in general and administrative expenses mainly due to the doubtful debt provision of $429,401. Apart from this provision, in fact the general administrative expenses in the fiscal year June 30, 2023, has dropped by $44,529 as compare to the previous fiscal year, and this was due to the efforts by the management to save costs. Nevertheless, we expect that the absolute amount of our general and administrative expenses will increase in the foreseeable future as we expect to expand our business geographically and also adding extra warehouse spaces to support our business expansion.

Our sale and marketing expenses consist primarily of advertising and marketing expenses on various online platforms. Sale and marketing expenses account for 9.5% and 7.4% of our revenues for the fiscal year ended June 30, 2023 and 2022, respectively. Going forward we will continue to expand our business and we expect that our overall sale and marketing expenses, including but not limited to, advertising expenses and brand promotion expenses, will increase in the future as our business further grows.

Operating lease expense is refer to the amortization of the finance lease for our office and warehouse. It accounts for 4.1% and 2.6% of revenue for the fiscal year ended June 30, 2023 and 2022 respectively. The absolute amount were $198,914 and $213,490 for the fiscal year ended June 30, 2023 and 2022, respectively, which is relatively stable. Subject to future cashflow and funding, we may rent a bigger office and warehouse in the foreseeable future to support our business expansion.

Results of Operations

Comparison of the Fiscal Years Ended June 30, 2023 and 2022

The following table summarizes the results of our operations during the fiscal years ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended June 30,
	2023		2022		Variance
	US$	% of revenue	US$	% of revenue	US$	%
REVENUE	4,799,222	100.0%	8,155,734	100.0%	(3,356,512)	-41.2%
COST OF GOODS SOLD	(2,625,821)	-54.7%	(4,520,078)	-55.4%	1,894,257	-41.9%
GROSS PROFIT	2,173,401	45.3%	3,635,656	44.6%	(1,462,255)	-40.2%

OPERATING EXPENSES
Personnel expenses	965,395	20.1%	981,711	12.0%	207,684	21.2%
General and administrative expenses	888,141	18.5%	503,269	6.2%	384,872	76.5%
Sales and marketing expenses	454,995	9.5%	604,200	7.4%	(149,205)	-24.7%
Operating lease expense	198,914	4.1%	213,490	2.6%	(14,576)	-6.8%
Depreciation expenses	12,268	0.3%	730	0.0%	11,538	1580.5%
Total operating expenses	2,519,713	52.5%	2,303,400	28.2%	440,313	19.1%

INCOME FROM OPERATION	(346,312)	-7.2%	1,332,256	16.3%	(1,902,568)	-142.8%

OTHER INCOME (EXPENSE)
IPO related expense	(662,418)	-13.8%	(605,950)	-7.4%	503,532	-83.1%
Unrealized loss on investment	(529,488)	-11.0%	(466,478)	-5.7%	(63,010)	13.5%
Other income	-	N/A	-	N/A	-	N/A
Other expense	9,885	0.2%	(54)	0.0%	9,939	-18405.6%
Interest income	1,978	0.0%	99	0.0%	1,879	1898.0%
Interest expense	(92,800)	-1.9%	(27,419)	-0.3%	(65,381)	238.5%
Total other income (expenses)	(1,272,843)	-26.5%	(1,099,802)	-13.5%	386,959	-35.2%

INCOME BEFORE TAX	(1,619,155)	-33.7%	232,454	2.9%	(1,515,609)	-652.0%

INCOME TAX EXPENSE (CREDIT)	(25,761)	-0.5%	219,852	2.7%	(245,613)	-111.7%

NET INCOME	(1,593,394)	-33.2%	12,602	0.2%	(1,269,996)	-10077.7%

EXTRAORDINARY ITEMS
IPO related expense	662,418	13.8%	605,950	7.4%	56,468	9.3%
Unrealized loss on investment, net of tax	397,116	8.3%	349,859	4.3%	47,257	13.5%

NORMALIZED NET INCOME (LOSS)	(533,860)	-11.1%	968,411	11.9%	(1,502,271)	-155.1%

Revenues

We currently generate our revenue from two business activities: merchandise revenue and service revenue.

Revenues were $4,799,222 for the fiscal year ended June 30, 2023 and $8,155,734 for the fiscal year ended June 30, 2022, a decrease of $3,356,512, or 41.2%. Revenues consist primarily of merchandise revenues of $4,036,047 for the fiscal year ended June 30, 2023 and $7,246,588 for the fiscal year ended June 30, 2022, plus sales of consumable products of $223,343 for the fiscal year ended June 30, 2023 and $200,104 for the fiscal year ended June 30, 2022, and also revenue from licensing customers of $539,832 for the fiscal year ended June 30, 2023 and $709,042 for the fiscal year ended June 30, 2022.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	For the Years Ended June 30,
	2023		2022		Change	Change
	US$	%	US$	%	US$	%

Merchandise revenue	4,036,047	84.1%	7,246,588	88.9%	(3,210,541)	-44.3%
Sales of consumable products	223,343	4.7%	200,104	2.5%	23,239	11.6%
Revenue from licensing customers	539,832	11.2%	709,042	8.7%	(169,210)	-23.9%
Total Revenue	4,799,222	100.0%	8,155,734	100.0%	(3,356,512)	-41.2%

Merchandise revenue

The merchandise revenue represents the sales of our various gym & fitness equipment and products. Merchandise revenue decreased significantly by 44.3% or $3,210,541 to $4,036,047 in fiscal year June 30, 2023 from $7,246,588 in the fiscal year June 30, 2022. The decrease in merchandise revenue was primarily attributable to the following: (i) a 42.6% decrease in sales order from 26,457 in fiscal year June 30, 2022 to 15,189 in the fiscal year June 30, 2023, This was primarily due to inflation and raising of interest rates in Australia, has significantly reduced the disposal income of Australia households and affected the consumers’ sentiment. In the fiscal year June 30, 2023, the inflation was more than 6% throughout the year, and the Australis cash rate target, which was set by the Reserve Bank of Australia, has also increased from 0.10% to 4.10%.; (ii) a slight decrease of 3.0% in the average revenue per order from $273.9 in fiscal year June 30, 2022 to $265.72 in the fiscal year June 30, 2023. Despite the consumer confidences in Australia is week recently, but the management has devoted a lot of marketing efforts in promoting our products and have successfully retained many loyal customers.

Sales of consumable products

Sales of consumable products represents the revenue generated by selling various lifestyle products. These consumable products include, but are not limited to, coffee and nutritional supplement products. The sales of consumable products have increased 11.6% or $23,239 to $223,343 in the fiscal year ended June 30, 2023 from $200,104 in fiscal year ended June 30, 2022. The increase was due to our additional efforts to diversify our revenue streams, to mitigate the negative financial impact attributed to the decline in merchandise revenue.

Revenue from licensing customers

The revenue from licensing customers represents licensing, management consultant income, and some agency fee for distributing other miscellaneous items. Revenue from licensing customers has decreased by 23.9% or $169,216 to $539,832 in fiscal year ended June 30, 2023 from $709,042 in fiscal year ended June 30, 2022. The decrease was due to the management has temporarily suspended the overseas expansions recently, because the market sentiments are negatively affected by inflation and the rise in interest rates in the global market. Nevertheless, we plan to expand these services again, especially to the Asia market, when management identifies beneficial opportunities.

Cost of goods sold

Cost of goods sold were $2,625,821 for the fiscal year ended June 30, 2023 and $4,520,078 for the fiscal year ended June 30, 2022, a decrease of $1,894,257, or 41.9%. Cost of goods sold consist primarily of the merchandise costs, the freight costs, and also other related purchase costs like the custom duties. The decrease was in line with the drop in merchandise revenues. Our cost of goods sold account for 54.7% and 55.4% of our total revenue for the fiscal year ended June 30, 2023 and fiscal year ended June 30, 2022, respectively. The ratio for cost of goods sold to revenue has slightly dropped mainly because of the change of revenue mix, as relatively more service revenue as a ratio of total revenue was generated in fiscal year June 30, 2023 as compared to June 30, 2022.

Gross Profit

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Gross Profit	2,173,401	3,635,656	(1,462,255)	-40.2%
Gross Profit Margin	45.3%	44.6%		0.7%

Gross profit was $2,173,401 for the fiscal year ended June 30, 2023 and $3,635,656 for the fiscal year ended June 30, 2022, a decrease of $1,462,255, or 40.2%. The decrease was a combined result of the decrease in merchandise revenues and service revenue. The Gross Profit margin increased 0.7% from 44.6% in the fiscal year June 30, 2022, to 45.3% in the fiscal year ended June 30, 2023. The slight increase in gross profit margin is mainly due to the change in revenue mix, as we have generated relatively more services revenue in the fiscal year June 30, 2023.

Personnel Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Personnel expenses	965,395	981,711	(16,316)	-1.7%
as percentage of revenue	20.1%	12.0%		8.1%

Personnel expenses were $965,395 for the fiscal year ended June 30, 2023 and $981,711 for the fiscal year ended June 30, 2022, a decrease of $16,316, or 1.7%. Personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment expenses. The management has maintained a stable and similar size team. Therefore, the personnel expenses for the fiscal year ended June 30, 2023 is similar to the fiscal year ended June 30, 2022. The management targets to hire the right persons for each different task and to maintain an effective and efficient operational team of the appropriate size.

General and Administrative Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
General and administrative expenses	888,141	503,269	384,872	76.5%
as percentage of revenue	18.5%	6.2%		12.3%

General and administrative expenses were $888,141 for the fiscal year ended June 30, 2023 and $503,269 for the fiscal year ended June 30, 2022, an increase of $384,872, or 76.5%. General and administrative expenses consist primarily of insurance, warehouse costs and other corporate expenses. The increase in general and administrative expenses mainly due to the doubtful debt provision of $429,401. Apart from this provision, in fact the general administrative expenses in the fiscal year June 30, 2023, has dropped by $44,529 as compare to the previous fiscal year, and this was due to the efforts by the management to save costs.

Sales and Marketing Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Sales and marketing expenses	454,995	604,200	(149,205)	-24.7%
as percentage of revenue	9.5%	7.4%		2.1%

Sales and marketing expenses were $454,995 for the fiscal year ended June 30, 2023 and $604,200 for the fiscal year ended June 30, 2022, a decrease of $149,205, or 24.7%. Sales and marketing expenses consisted primarily of advertising and marketing expenses on various online platforms. The decrease was due to the company has cut costs in the view of the economic conditions in Australia. The sales and marketing expenses, as a percentage of total revenue, have increased to 9.5% for the fiscal year ended June 30, 2023 from 7.4% for the fiscal year ended June 30, 2021. The increase is mainly due to that consumer confidence in Australia was weak during the fiscal year ended June 30, 2023 and the ability for sales and marketing activities to generate sales has decreased.

Operating lease expense

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Operating lease expense	198,914	213,490	(14,576)	-6.8%
as percentage of revenue	4.1%	2.6%		1.5%

Amortization of right of use asset is refer to the amortization of the finance lease for our office and warehouse. It accounts for 4.1% and 2.6% of revenue for the fiscal year ended June 30, 2023 and 2022, respectively. The absolute amount is $198,914 and $213,490 for the fiscal year ended June 30, 2023 and 2022, respectively, which is relatively stable.

Depreciation expense

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Depreciation expense	12,268	730	11,538	1580.5%
as percentage of revenue	0.3%	0.0%		0.2%

Depreciation expense was $12,268 and $730 for the fiscal year ended June 30, 2023 and 2022, respectively. It was derived from the depreciation of a motor vehicle.

Income from Operations

The Company had a loss from operations of $346,312 for the fiscal year ended June 30, 2023 and an income from operations of $1,332,256 for the fiscal year ended June 30, 2022, a decrease of $1,678,568, or 126.0%. The decrease was a result of the drop in total revenues while the operating expenses were increasing.

IPO related expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
IPO related expenses	662,418	605,950	56,468	9.3%
as percentage of revenue	13.8%	7.4%		6.4%

The IPO related expenses include the accounting fee, auditing fee, legal fee, and consulting fee which are incurred due to the Initial Public Offering project and is not related to the daily operations of the Company. In the fiscal year ended June 30, 2023, the Company had incurred $662,418 for consulting fee which is related to the Initial Public Offering project. In the fiscal year ended June 30, 2022, the Company had incurred $91,199, $153,969, $42,680, and $318,102 for accounting, audit, legal and consulting fee respectively, which are related to the Initial Public Offering project.

Unrealized loss on investment

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Unrealized loss on investment	(529,488)	(466,478)	(63,010)	13.5%
as percentage of revenue	-11.0%	-5.7%		-5.3%

The Company had purchased certain securities on the Hong Kong Stock Exchange for investment purpose in the fiscal year June 30, 2022. The unrealized loss on investment was attributable to the dropping in market value of the investment.

Other Income and other expense

Other income was $9,885 for the fiscal year ended June 30, 2023 and which was referring the governmental subsidy provided for staff parental leaves. Other expense was $54 for the fiscal year ended June 30, 2022. It refers to certain miscellaneous bank charges.

Interest Income

Interest income was $1,978 for the fiscal year ended June 30, 2023 and $99 for the fiscal year ended June 30, 2022.

Interest Expense

Interest expense was $92,800 for the fiscal year ended June 30, 2023 and $27,419 for the fiscal year ended June 30, 2022, an increase of $65,381, or 238.5%. The increase was a result of the increase in accumulated tax payable to the Australian Taxation Office.

Income Tax Expense	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Income tax expense (credit)	(25,761)	219,852	(245,613)	-111.7%
effective tax rate	1.6%	94.6%		-93.0%

Income tax credit was $25,761 for the fiscal year ended June 30, 2023 and income tax expense was $219,852 for the fiscal year ended June 30, 2022, a decrease of $245,613, or 111.7%. The effective tax rate has decreased significantly from 94.6% for the fiscal year ended June 30, 2022 to 2.0% for the fiscal year ended June 30, 2023. The applicable corporate tax rate in Australia was 25% for the fiscal year ended June 30, 2023 and 2022. However, there are several items which are either tax exempted or non-tax deductible. These items include, but are not limited to, government subsidy tech boost, stock issued for services expense, IPO related expenses, provision for bad debt, unrealized loss on investments etc. The combined effect of the aforesaid items had made the effective tax rates move away from the applicable corporate tax rate.

Net Income and Comprehensive Income

Net loss was $1,593,394 for the fiscal year ended June 30, 2023, and net profit was $12,602 for the fiscal year ended June 30, 2022, a decrease of $1,605,996, or 12744.0%.

Comprehensive loss was $1,620,457 for the fiscal year ended June 30, 2023 and $54,347 for the fiscal year ended June 30, 2023, a difference of $1,566,110.

The net loss and comprehensive loss were a result of the drop in revenue, and the negative effect caused by various other items, such as the provision for bad debt, IPO related expenses, and the unrealized loss on investment in the fiscal year of June 30, 2023.

Normalized Income

The net income includes some extraordinary items which may not reflect the true picture of the operations of the Company. For the fiscal year ended June 30, 2023, the extraordinary items include the IPO related expenses of $662,418, and the unrealized loss on investment of $397,116, net of tax. All of these three items are not related to our ordinary operations. If we take out the effect of these extraordinary items, the normalized net loss would be $533,860 for the fiscal year ended June 30, 2023 and a normalized net income of $968,411 for the fiscal year ended June 30, 2022, a decrease of $1,502,271 or 155.1%.

5B. Liquidity and capital resources

Current Liquidity and Capital Resources for the Twelve Months Ended June 30, 2023 compared to Twelve Months Ended June 30, 2023

	2023	2022
Summary of Cash Flows:
Net cash provided (used) by operating activities	$(373,104)	$(131,781)
Net cash used in investing activities	-	(465,295)
Net cash provided by (used in) financing activities	(79,064)	93,915
Foreign currency translation	(27,063)	(66,949)
Net increase in cash and cash equivalents	(479,231)	(570,110)
Beginning cash and cash equivalents	716,052	1,286,162
Ending cash and cash equivalents	$236,821	$716,052

Operating Activities

Cash used in operating activities of $373,104 during the year ended June 30, 2023 was primarily a result of our net loss of $1,593,394 reconciled with our changes in operating assets and liabilities, which include primarily (i) an unrealized loss in investments of $529,488 due to the fall in share prices of the investments; (ii) Stock issued for services of $560,000 due to fund raising activities; (iii) bad debt provision of $426,971 due to recoverability problems, (iv) an decrease in inventory of $393,636 which is in-line with the decrease in revenue; and (v) an increase in trade and other payables of $363,694 because the management has obtained better credit terms from the supplier in the fiscal year ended June 30, 2023; partially offset by (vi) net increase in net account receivables of $560,215 due to increase in corporate client sales; (vii) a decrease in deferred revenue of $263,625 which is inline with the drop in sales; (viii) a decrease in income tax payable of $169,615 due to the net loss in the fiscal year ended June 30, 2023; (viii) an increase in account receivables of $133,244 due to the increase in sales to corporate clients.

Cash used in operating activities of $131,781 during the year ended June 30, 2022 was primarily a result of our 12,602 net income reconciled with our changes in operating assets and liabilities, which include primarily (i) a decrease of $662,743 in deferred revenue due to relatively more sales orders were fulfilled and delivered as at June 30, 2022 as compare to June 30, 2021; (ii) a decrease of $198,755 in account payable and accrued expenses due to more payables were settled within the fiscal year of June 30, 2022; partially offset by (iii) the unrealized loss on investments of $466,478 which is an expense item but does not have any cash implication immediately; and (iv) the increase of $235,920 in income tax payable which is mainly due to the higher taxable profit in the fiscal year June 30, 2022.

Investing Activities

There were no investing activities for the year ended June 30, 2023.

Net cash used in investing activities for the year ended June 30, 2022 was $465,295 versus $775,791 for year ended June 30, 2021. For the fiscal year June 30, 2022, the investing activity includes, (i) Purchase of investment of $1,490,241 which is an equity investment on a listed company on the Hong Kong Stock Exchange; (ii) Purchase of plant and equipment of $51,741 to cope with business expansion; and partially offset by (iii) Net repayment from a related party of $1,076,687. For the fiscal year ended June 30, 2021, the investing activity related solely to related party advances. GD had provided some short term financings to a related party, but the balance has been fully settled subsequent to June 30, 2021.

Financing Activities

Net cash used in financing activities was $79,064 for the year ended June 30, 2023 versus net cash from financing activities of $93,915 for the year ended June 30, 2022.

The net cash used in financing activities for the year ended June 30, 2023 was due to the repayment of intercompany balance to a related company.

The net cash from financing activities for the year ended June 30, 2022 was come from non-interest bearing short term borrowing from a related party.

Future Capital Requirements

Our capital requirements for 2023 will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Inflation

The amounts presented in our consolidated financial statements do not provide for the effect of inflation on our operations or financial position. The net operating profit shown would be smaller than reported if the effects of inflation was reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

5C. Research and development, patents and licenses, etc.

Not applicable. The Company has not undertaken any Research and Development activities in the past three years.

5D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for FY2023 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

5E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make certain estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in this annual report.

Item 6. Directors, Senior Management and Employees

6A. Directors and senior management

Set forth below is information concerning our directors, executive officers and other key employees as of the date of this annual report. The following individuals are members of the board of directors and executive management of the Company.

Name	Age	Position(s)
Yinying Lu	42	Chief Executive Officer and Director
Jamarson Kong	44	Chief Financial Officer
Jieting Zhao	44	Director
Lawrence W. Leighton	89	Independent Director
Jun Wu	38	Independent Director
Daniel J. Ross	55	Independent Director

The following is a brief biography of each of our executive officers and directors:

Yinying Lu has served as our Chief Executive Officer since October 23, 2023 and as our director since April 2022. She has served as the General Manager of GD since April 2017, overseeing procurement, operations, marketing, and financing, growing GD’s customer database from 60,000 members in 2019 to over 100,000 members in 2023, and introducing Lion Loyalty, GD’s VIP membership program. Ms. Lu holds a Bachelor of Business degree in Marketing and Event Management from Griffith University.

Jamarson Kong has served as our Chief Financial Officer since April 2022 and has served as the Chief Financial Officer of GD since February 2022. From June 2017 to December 2020, Mr. Kong served as the Chief Financial Officer of Leyou Technologies Holdings Limited. In addition, Mr. Kong served as the Chief Financial Officer of Idea Charm Investment from August 2015 to May 2017 and of Wonderful Sky Financial Group Holding Limited (HKEx: 1260) from September 2014 to August 2015. Mr. Kong holds an MBA from Hong Kong University of Science and Technology and a Bachelor of Commerce in Accounting and Finance from the University of Melbourne. He is a CPA (Australia), a member of the Hong Kong Institute of Certified Public Accountants, and a CFA chartered holder.

Jieting Zhao has served as our director since April 2022 and has served as an executive director of GD since April 2017, overseeing our website development, e-commerce operation, procurement, financing, e-marketing and strategy. From 2017 to 2022, Ms. Zhao led the team at GD in growing GD’s revenue and in building the customer database to over 100,000 members. From 2006 to 2017, Ms. Zhao served as Managing Director of Ansa Group Limited, overseeing the Fast Moving Consumer Goods or FMCG segment of the business, including launching an online vitamin platform in Australia and China, launching and implementing cross-border marketing campaigns both online and offline across Australia, Malaysia, Hong Kong and mainland China, completing two acquisitions of Malaysian targets companies, and building an extensive distribution network in the FMCG sector across south-east Asia with a prime focus on fitness and wellness. Ms. Zhao holds a Master of Information System and a Master of Information and Communication Technology from the University of Wollongong and a Bachelor of Computer Science degree from Guangdong Polytechnic Normal University.

Lawrence W. Leighton has served as an independent director since August 2023. Mr. Leighton is an experienced investment banker with a strong background in international finance and mergers and acquisitions. He has represented many major international companies throughout his career, including Pernod Ricard SA (ENXTPA:RI), and Verizon Communications Inc. (NYSE: VZ). He joined Bentley in 1997 as a Managing Director. Starting in 1989 he was President and Chief Executive Officer of UI USA, the US subsidiary of Union d’Ètudes et d’Investissements, the merchant banking arm of Crédit Agricole SA (ENXTPA:ACA), the largest bank in France. Mr. Leighton joined Chase Investment Bank in 1982 as a Managing Director, where he focused on cross-border mergers. Previously, he was a Limited Partner at Bear, Sterns & Co., also focusing on international mergers and acquisitions. Starting in 1974, he was with Norton Simon as the Director of Strategic Planning/Mergers & Acquisitions, where he was responsible for several significant acquisitions for that company, including Avis Rent-A-Car. Before Norton Simon, Mr. Leighton was with Clark, Dodge & Co. where he became Co-Head of the Corporate Finance Department. He began his extensive investment banking career at Kuhn, Loeb & Co. Mr. Leighton is on the Board of Trustees of the Gillen Brewer School and is a Director Emeritus of the Waterford Institute and the Princeton Club of New York. He received his B.S.E. degree from Princeton University and an M.B.A. from Harvard Business School. Due to his strong experience in investment banking, mergers and acquisitions, and international finance, we believe Mr. Leighton is well-qualified to serve as a director.

Jun Wu has served as an independent director since August 2023. Since November 2020, Mr. Wu has served as Company Secretary of Victor Group Holdings Limited (VIG.ASX), providing guidance to its board of directors on corporate governance policies and implementing procedures to ensure compliance, advising directors and officers in relation to ASX listing rules and other regulations, and managing corporate compliance and regular disclosure obligations. From December 2015 to March 2020, Mr. Wu served as the founding director of The President Group in Sydney, Australia, during which time he advised on ASX/NSX Australian stock exchange listings, provided post-listing services to clients, and provided investor relations services. Mr. Wu has previous experience from March 2007 to December 2013 as a senior analyst, account manager, and investment banking associate with JP Morgan Australia, FNZ Australia, and UBS AG, respectively. Mr. Wu holds a Bachelor of Commerce degree in Marketing from Macquarie University and is RG146 compliant.

Daniel J. Ross has served as an independent director since August 2023. Mr. Ross brings nearly 30 years of experience in legal transactions and legal compliance. Since December 2018, he has served as General Counsel to Tandy Leather Factory, Inc., overseeing all legal and legal compliance matters for the specialty retailer. Since September 2015, he has also provided freelance legal services to companies in a variety of industries. From March 2001 to August 2015, Mr. Ross served as in-house counsel to Coach, Inc., most recently as Senior VP and Deputy General Counsel. Mr. Ross holds a JD degree from the University of Chicago Law School and a B.A. from Yale University.

Family Relationships

No family relationship exists between any of our directors and executive officers.

6B. Compensation

The following table sets forth certain information with respect to compensation for the year ended June 30, 2023 earned by or paid to our executive officers and directors.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Deferred Compensation Earnings	Other	Total ($)
Guy Adrian Robertson, CEO, Director	2023	$55,339	-	-	-	-	-	$55,339
Jamarson Kong, CFO	2023	$100,616	-	-	-	-	-	$100,616
Jieting Zhao	2023	-						-
Yinying Lu	2023	$92,969						$92,969
Lawrence W. Leighton	2023	-						-
Jun Wu	2023	-						-
Daniel J. Ross	2023	-	-	-	-	-	-	-

On February 7, 2022, we entered into an employment agreement with Jamarson Kong, who joined GD as Chief Financial Officer. Pursuant to the employment agreement, he shall receive an annual salary of AUD150,000, exclusive of superannuation. The employment agreement has a three-month probation period, during which either party can terminate the agreement with one week’s notice or payment in lieu of notice. After such three-month probation period, Mr. Kong may terminate the employment agreement by giving a two week prior written notice and GD may terminate the employment agreement by giving written notice in accordance with a schedule based on the length of time of the employment. Mr. Kong’s main responsibilities include but are not limited to general duties of the Chief Financial Officer, ensuring effective internal controls, and compliance with all relevant accounting and financial regulations.

6C. Board Practices

Board of Directors

Our board of directors consists of five (5) directors, comprising two (2) directors and three (3) independent directors. Subject to making appropriate disclosures to the board of directors in accordance with our memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. A director may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Terms of Directors and Executive Officers

Our directors may be elected by ordinary resolution of the shareholders or by our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (d) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (e) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting by ordinary resolution of our shareholders. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board of directors. We also achieved gender diversity by having 2 female directors. Our board of directors is well balanced and diversified in alignment with our business development and strategy objectives.

Committees of our Board of Directors

We established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors after our IPO. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Lawrence W. Leighton, Jun Wu, and Daniel J. Ross are the members of our Audit Committee, with Jun Wu serving as the chairperson. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by Nasdaq as such standards apply specifically to members of audit committees.

We adopted an Audit Committee Charter on November 23, 2022, and it became effective on August 7, 2023. Our Audit Committee shall perform several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our Annual Report on Form 20-F and Quarterly Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Jun Wu possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Lawrence W. Leighton, Jun Wu, and Daniel J. Ross are the members of our Compensation Committee with Lawrence W. Leighton serving as the chairperson. We adopted the Compensation Committee Charter on November 23, 2022, and it became effective on August 7, 2023. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Lawrence W. Leighton, Jun Wu, and Daniel J. Ross are the members of our Nominating and Governance Committee with Daniel J. Ross serving as the chairperson. We have adopted Nominating and Governance on November 23, 2022, and it became effective on August 7, 2023. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●

Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Non-compliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

Duties of Directors

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our memorandum and articles of association provide that a director must disclose the nature and extent of any material interests or duty in any contract or arrangement, provided that the required notice has been given to the other directors, a director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2021, Yinying Lu was compensated $98,356 in salary and $11,311 in annuities, pensions and retirement benefits for services as a director of GD. For the fiscal year ended June 30, 2022, Ms. Lu was compensated $95,411 in salary and $10,972 in annuities, pensions and retirement benefits for services as a director of GD. For the fiscal year ended June 30, 2023, Ms. Lu was compensated $92,969 in salary and $9,762 in annuities, pensions and retirement benefits for services as a director of GD.

For the fiscal years ended June 30, 2022 and 2023, we did not compensate any other executive directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2023, we had no outstanding equity awards.

6D. Employees

As of June 30, 2023, we have a total of 14 employees with 11 full-time employees, 2 part-time employee, and 1 casual employees — 3 employees serve as management, 5 employees serve as sales and marketing, 3 employees serve as warehouse management, 2 employees serve as procurement and logistics, and 1 employee serves as general administration. All of our employees and contractors are located in Sydney, Australia. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6E. Share ownership

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

As of the date of this annual report, the Company is authorized to issue 500,000,000 Ordinary Shares with a par value $0.0001 each. The number and percentage of Ordinary Shares beneficially owned are 11,120,000 Ordinary Shares issued and outstanding including 3,000,000 Ordinary Shares sold in our recent IPO. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of the Company at 23-25 Mangrove Lane, Taren Point, NSW 2229 Australia. As of the date of this annual report, we have 271 shareholders of record.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Directors and Executive Officers:
Jieting Zhao(1)	6,440,000	57.9%	57.9%
Jamarson Kong	-	-	-
YinYing Lu	-	-	-
Guy Adrian Robertson	-	-	-
Lawrence W. Leighton	-	-	-
Jun Wu	-	-	-
Daniel J. Ross	-	-	-
5% Shareholders:
SKMA Capital and Investment Ltd.(1)	6,440,000	57.9%	57.9%

(1)	These Ordinary Shares are held by SKMA Capital and Investment Ltd, a company incorporated under the laws of the British Virgin Islands (“SKMA”). Since Jieting Zhao is the 100% owner of SKMA, she is deemed as the beneficial owner of these securities.

6E. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7A. Major shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

7B. Related party transactions

Except as set forth below, there have been no transactions or loans between the company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

On March 10, 2020, GD, our operating subsidiary, entered into a loan agreement with Ansa Group Limited (“Ansa”), pursuant to which Ansa was indebted to GD in the principal amount of $3,000,000, bearing 0% interest per annual. The outstanding loan amount as at June 30, 2020, June 20, 2021, and December 31, 2021 were $300,896, $1,076,687, and $1,041,091, respectively. Subsequent to December 31, 2021, the balance due from the related party was collected in full.

Upon our reorganization, on May 4, 2022, the Company issued 280,000 Ordinary Shares each to L&H Investment Management Limited, a company incorporated under the laws of the British Virgin Islands, and PRMD Investment Consultation Company Limited, a company incorporated under the laws of the British Virgin Islands, representing issuances to our co-founders. In addition, one (1) Ordinary Share was transferred back to SKMA from the registered office service provider in the setup of the Company.

As of May 5, 2022, we entered into a Share Exchange Agreement (“Share Exchange Agreement”) with KMAS, which holds all of the issued and outstanding shares of GD, and SKMA Capital and Investment Ltd, a company incorporated under the laws of the British Virgin Islands (“SKMA”), which holds all of the issued and outstanding shares of KMAS, pursuant to which the Company shall acquire all of the shares in the KMAS from SKMA in exchange for the Company issuing 6,439,999 Ordinary Shares to SKMA in accordance with the terms of the Share Exchange Agreement. Jieting Zhao, our director, holds all of the issued and outstanding shares of SKMA.

7C. Interests of experts and counsels

Not applicable.

Item 8. Financial Information

8A. Consolidated statements and other financial information

We have appended consolidated financial statements filed as part of this annual report.

8B. Significant changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

Item 9. The Offer and Listing

9A. Offer and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FTEL,” and began trading on August 8, 2023.

9B. Plan of Distribution

Not applicable.

9C. Markets

See our disclosures above under “9.A. Offer and Listing Details.”

9D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

Item 10. Additional Information.

10A. Share Capital

Not applicable.

10B. Memorandum and Articles of Association

Information on our Memorandum and Articles of Association is incorporated herein by reference to the section headed “Description of Share Capital” of the Company’s registration statement on Form F-1 (File No. 333-267778), which was initially filed with the SEC on October 7, 2022, as amended, and declared effective by the SEC on August 7, 2023 (the “Registration Statement”).

10C. Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described below and in Item 6 “Directors, Senior Management and Employees,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this annual report.

In connection with the IPO, on August 7, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities LLC and R.F. Lafferty & Co., Inc., as representatives of the several underwriters listed on Schedule 1 of the agreement (the “Representatives”) relating to the Company’s IPO of 3,000,000 Ordinary Shares, attached as Exhibit 1.1 to the Company’s Form 6-K filed on August 10, 2023 and incorporated herein by reference.

10D. Exchange Controls

Cayman Islands Exchange Controls

There are no material exchange controls restrictions on payment of dividends, interest or other payments to the holders of our common stock or on the conduct of our operations in the Cayman Islands, where we were incorporated. There are no material Cayman Islands laws that impose any material exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our common stock. Cayman Islands law and our memorandum and articles of association do not impose any material limitations on the right of non-residents or foreign owners to hold or vote our common stock.

Australia Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transaction, and amounts on account of potential Australian tax liabilities which may be required to be withheld unless a relevant taxation treaty can be shown to apply. Article 11.8 of the free trade agreement between Australia and the US provides that all transfers relating to a covered investment is to be made freely and without delay into and out of each territory. Such transfers include inter alia contributions to capital, including the initial contribution; profits, dividends, capital gains and proceeds from the sale of all or any part of the covered investment or from the partial or complete liquidation of the covered investment.

10D. Taxation

The following is a general summary of certain material U.S. federal income tax and Cayman Islands tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO THE COMPANY OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders of Ordinary Shares who hold such Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. The summary below does not discuss certain U.S. federal tax consequences that may be relevant to a particular U.S. Holder’s particular circumstances, such as consequences relating to the Medicare contribution tax on net investment income. Shareholders and prospective shareholders are urged to consult their own tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are. Shareholders and prospective shareholders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual statement.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend considered for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate and divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of a shareholder’s tax basis in their Ordinary Shares, and to the extent the amount of the distribution exceeds their tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, shareholders will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and their tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If a shareholder is a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, they will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that they recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Certain Reporting Requirements

Certain U.S. Holders are required to file information returns with the IRS, including IRS Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash (in excess of $100,000) or other property to our company and information relating to the U.S. Holder and our company. Substantial penalties may be imposed upon a U.S. Holder that fails to comply.

Certain individual U.S. Holders (and, under applicable Treasury Regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investments in our Ordinary Shares not held through an account with a U.S. financial institution. U.S. Holders who fail to report required information could become subject to substantial penalties.

U.S. Holders are encouraged to consult with their own tax advisors regarding foreign financial asset reporting requirements with respect to their investment in our Ordinary Shares.

Backup Withholding Tax and Information Reporting Requirements

Under certain circumstances, U.S. backup withholding tax and/or information reporting may apply to U.S. Holders with respect to dividend payments made on or the payment of proceeds from the sale, exchange or other disposition of the Ordinary Shares, unless an applicable exemption is satisfied. U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes required information to the IRS.

Passive Foreign Investment Company

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we would be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our Ordinary Shares, either:

(i) at least 75% of our gross income for such taxable year consisted of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), (the “income test”); or

(ii) at least 50% of the average value of our assets during such taxable year produced, or were held for the production of, passive income (the “assets” test”).

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based on the market price of our ordinary shares and the composition of our income and assets, including goodwill, although not clear, we do not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) U.S. Holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our U.S. Holders could also be subject to an interest charge. In addition, we would not provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal taxable income.

Shareholders and prospective shareholders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in our Ordinary Shares and the elections discussed above.

Cayman Islands Taxation

The following is a discussion of certain Cayman Islands income tax consequences related to an investment in the Ordinary Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any shareholder or prospective shareholder’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to us or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO PROSPECTIVE PURCHASERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

10F. Dividends and Paying Agents

Not applicable.

10G. Statement by Experts

Not applicable.

10H. Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at https://www.fitellcorp.com/.

10I. Subsidiary Information

Please see Item 4.A “Information on the Company – History and Development of the Company” above.

10J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Foreign Exchange Risk

The inventories purchased by the Company are mainly denominated in US dollars, whereas the revenue and other operating costs are mainly denominated in Australian dollars. The fluctuation in Foreign Exchange rate could have a significant effect on the operating performances of the Company.

Interest Rate Risk

Should the interest rate increase, it might have negative impacts on the operations of the Company in two ways. Firstly, it might increase the interest expenses attributed to our interest-bearing liabilities. Secondly, it might reduce the disposable income of our target customers, and it would indirectly affect our sales.

Inflation

Similar to the impact of interest rate, inflation might reduce the disposable income of our target customers, and it might indirectly affect our sales and profits.

Item 12. Description of Securities Other than Equity Securities.

12A. Debt Securities

Not applicable.

12B. Warrants and Rights

Not applicable.

12C. Other Securities

Not applicable.

12D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

On August 7, 2023, the Company entered into the Underwriting Agreement. On August 10, 2023, the Company closed its IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-267778), which was initially filed with the SEC on October 7, 2022, as amended, and declared effective by the SEC on August 7, 2023 (the “Registration Statement”). The Ordinary Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. The underwriters were granted a 45-day option to purchase up to additional 450,000 Ordinary Shares to cover over-allotments, if any.

On August 10, 2023, pursuant to the Underwriting Agreement, the Company issued warrants (the “Representatives’ Warrants”) to the Representatives, which enable the Representatives to purchase up to an aggregate of 60,000 Ordinary Shares, at an exercise price equal to $5.75 per share. The Representatives’ Warrants may be exercised beginning on August 10, 2023 until August 10, 2028.

The IPO (including the sale of the Ordinary Shares to cover over-allotment) generated gross proceeds to the Company of $15,000,000. The net proceeds after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us were approximately $13,615,000. The Company intends to use the proceeds for the expansion of our online retail gym and fitness equipment business; the development of our smart connected equipment, interactive platform, and mobile application; the expansion of our licensing business; potential mergers and acquisitions; and working capital and other general corporate purposes.

Item 15. Controls and Procedures.

(a) Disclosure controls and procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2023.

(b) Management’s annual report on internal control over financial reporting

The management of the Company is responsible for establishing, maintaining, and assessing the effectiveness of internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, under the supervision of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of June 30, 2023, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting described above, management has not identified any material weakness in our internal control over financial reporting as of June 30, 2023. We concluded that our internal control over financial reporting was effective as of June 30, 2023.

Management believes that our consolidated financial statements included in this annual report on Form 20-F have been prepared in accordance with generally accepted accounting principles. Our chief executive officer and chief financial officer have certified that, based on such officer’s knowledge, the financial statements and other financial information included in this annual report on Form 20-F fairly present in all material respects the financial position, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

(c) Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. As an emerging growth company, management’s report is not subject to attestation by our independent registered public accounting firm.

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our board of directors has determined that Mr. Jun Wu, an independent director (under the standards set forth in set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and the chairperson of our audit committee, is our audit committee financial expert.

Item 16B. Code of Ethics.

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The most recent version is available in the Governance sub-section of the Investors section of our website at https://www.fitellcorp.com/. The information contained on our website is not incorporated by reference into this annual report. If we make any substantive amendments to the code or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means required by applicable law.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Accell Audit and Compliance, PA (“Accell”) and for the periods indicated. We did not pay any other fees to Accell during the periods indicated below.

	Year Ended June 30,
	2023	2022
Audit Fees	$70,640	$52,902
Audit-Related Fees	$32,700	-
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$103,340	$52,902

“Audit Fees” consisted of the aggregate fees billed for professional services paid for the audit of our annual financial statements and the reviews of the financial statements included in our SEC Forms as previously filed and for any other services that were normally provided in connection with our statutory and regulatory filings or engagements, which were incremental costs directly associated with our IPO and capitalized as deferred offering costs.

“Audit Related Fees” consisted of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees, which were incremental costs directly associated with our IPO and capitalized as deferred offering costs.

“Tax Fees” consisted of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees were fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

“All Other Fees” consisted of the aggregate fees billed for products and services provided and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

None.

Item 16G. Corporate Governance.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq Stock Market corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for a shareholder to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. This code is available in the Governance sub-section of the Investors section of our website at https://www.fitellcorp.com/.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19. Exhibits.

Exhibit No.	Description
1.1	Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
2.1	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
2.2*	Description of Securities.
2.3	Representatives’ Warrants (included in Exhibit 4.1).
4.1	Underwriting Agreement dated August 7, 2023 by and between the Company and the Representatives (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 10, 2023).
4.2	Unsecured Loan Agreement, dated as of March 10, 2020, by and between GD Wellness Pty Ltd and Ansa Group Limited (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
4.3	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
4.4	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
4.5	Form of Independent Director Agreement between the registrant and its independent directors (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
4.6	Form of Employment Agreement between the registrant and its officers (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
4.7	Lease Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
4.8	License Agreement, dated as of November 9, 2021, by and between GD Wellness Pty Ltd and Js & Je Company Limited (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FITELL CORPORATION
(REGISTRANT)

October 30, 2023	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer
(Principal Executive Officer)

Fitell Corporation

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended

June 30, 2023 and 2022

60

FITELL CORPORATION

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Fitell Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fitell Corporation and subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinions.

/s/ Accell Audit & Compliance, P.A.

We have served as the Company’s auditor since 2022.

Tampa, Florida

October 24, 2023

3001 N. Rocky Point Dr. East, Suite 200 ● Tampa, Florida 33607 ● +1.813.367.3527

FITELL CORPORATION

Consolidated Balance Sheets at June 30, 2023 and 2022

	June 30,	June 30,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$236,821	$716,052
Investment in marketable securities	494,275	1,023,763
Accounts net receivable	174,341	41,097
Inventory, at cost	525,786	919,422
Deposits and prepaids	13,412	6,872
Prepaid IPO costs	5,317,866	223,229
Total current assets	6,762,501	2,930,435

Property and equipment, net	38,743	51,011
Operating right of use asset	605,794	840,123
Deferred tax asset	132,354	111,595
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$9,037,948	$5,431,720

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,168,723	$805,029
Deferred revenue	238,351	501,976
Income tax payable	486,058	655,673
Due to related parties	24,386	103,450
Current portion of operating lease liability	212,062	206,690
Total current liabilities	2,129,580	2,272,818

Accrued employee benefits, non-current	18,430	5,283
Operating lease liability, less current portion	473,015	716,239
Total liabilities	2,621,025	2,994,340

Commitments and contingencies (Note 6)

Stockholders’ equity:
Common stock, $0.0001 par value; 500,000,000 shares authorized, 8,120,000 and 7,000,000 shares issued and outstanding at June 30, 2023 and 2022, respectively	812	700
Subscription receivable	-	(56)
Additional paid-in capital	7,097,822	1,497,990
Accumulated other comprehensive income (loss)	(64)	26,999
Retained earnings (accumulated deficit)	(681,647)	911,747
Total stockholders’ equity	6,416,923	2,437,380
Total liabilities and stockholders’ equity	$9,037,948	$5,431,720

The accompanying notes are an integral part of these consolidated financial statements.

FITELL CORPORATION

Consolidated Statements of Operations and Comprehensive Income
for the years ended June 30, 2023 and 2022

	For the years ended
	June 30,
	2023	2022

Revenues:
Merchandise revenue	$4,036,047	$7,246,588
Sales of consumable products	223,343	200,104
Revenue from licensing customers	539,832	709,042
Total revenues	4,799,222	8,155,734

Cost of goods sold	(2,625,821)	(4,520,078)

Gross profit	2,173,401	3,635,656

Operating expenses:
Personnel expenses	965,395	981,711
General and administrative expenses	888,141	503,269
Sales and marketing expenses	454,995	604,200
Operating lease expense	198,914	213,490
Depreciation expense	12,268	730
Total operating expenses	2,519,713	2,303,400

Income from operations	(346,312)	1,332,256

Other income (expenses):
IPO related expenses	(662,418)	(605,950)
Unrealized loss on investments	(529,488)	(466,478)
Other income (expenses)	9,885	(54)
Interest income	1,978	99
Interest expense	(92,800)	(27,419)
Total other income (expenses)	(1,272,843)	(1,099,802)

Income (loss) before taxes	(1,619,155)	232,454

Income tax expense (benefit)	(25,761)	219,852

Net income (loss)	(1,593,394)	12,602
Foreign currency translation adjustment	(27,063)	(66,949)
Comprehensive loss	$(1,620,457)	$(54,347)

Basic and diluted earnings (loss) per share on net income (loss)	$(0.21)	$0.00

Weighted average shares outstanding - basic and diluted	7,714,959	7,000,000

The accompanying notes are an integral part of these consolidated financial statements.

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit)	Total
Balance July 1, 2021	7,000,000	$700	-	$(56)	$1,497,990	$93,948	$899,145	$2,491,727

Foreign currency translation adjustment	-	-	-	-	-	(66,949)	-	(66,949)

Net income	-	-	-	-	-	-	12,602	12,602

Balance June 30, 2022	7,000,000	$700	-	$(56)	$1,497,990	$26,999	$911,747	$2,437,380

Stock issued for services	1,120,000	112	-	-	5,599,888	-	-	5,600,000

Settlement of stock subscription	-	-	-	56	(56)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(27,063)	-	(27,063)

Net loss	-	-	-	-	-	-	(1,593,394)	(1,593,394)

Balance June 30, 2023	8,120,000	$812	-	-	$7,097,822	$(64)	$(681,647)	$6,416,923

The accompanying notes are an integral part of these consolidated financial statements

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30,
	2023	2022
Cash Flows from Operating Activities
Net income (loss)	$(1,593,394)	$12,602

Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation	12,268	730
Bad debt provision	426,971	-
Unrealized loss on investments	529,488	466,478
Stock issued for services	560,000	-
Changes in operating assets and liabilities
Accounts receivable, net	(560,215)	(27,996)
Inventory, at cost	393,636	(4,352)
Deposits and prepaids	(61,177)	74,394
Right of use activity	(3,523)	(4,454)
Deferred tax asset	(20,759)	(61,533)
Other non-current assets	-	42,010
Accounts payable and accrued expenses	363,694	(198,755)
Deferred revenue	(263,625)	(662,743)
Income tax payable	(169,615)	235,920
Accrued employee benefits, non-current	13,147	(4,082)
Net cash from activities	(373,104)	(131,781)

Cash Flows from Investing Activities
Purchase of investments	-	(1,490,241)
Purchase of property and equipment	-	(51,741)
Net activity on amount due from related party	-	1,076,687
Net cash from investing activities	-	(465,295)

Cash Flows from Financing Activities
Net activity on due to related parties	(79,064)	93,915
Net cash from financing activities	(79,064)	93,915

Foreign currency translation adjustment	(27,063)	(66,949)

Change in cash and cash equivalents	(479,231)	(570,110)

Cash and cash equivalents at beginning of period	716,052	1,286,162

Cash and cash equivalents at end of period	$236,821	$716,052

Supplemental Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$80,375	$547,118

The accompanying notes are an integral part of these consolidated financial statements

F-6

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the years ended
	June 30,
	2023	2022
Non-Cash Investing and Financing Activities

Stock issued for prepaid IPO services	$5,040,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Fitell Corporation (the “Company”) was incorporated in the Cayman Islands on April 11, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of selling gym and fitness equipment in Australia through its indirectly held wholly owned subsidiaries that are incorporated and domiciled in Australia, namely GD Wellness Pty Ltd (“GD”). The Company holds GD via a wholly owned subsidiary, namely KMAS Capital and Investment Pty Ltd (“KMAS”) which is incorporated and domiciled in Australia.

Details of the Company and its subsidiaries are set out in the table as follows:

	Date of	Percentage of effective ownership		Place of
Name	incorporation	June 30, 2023	June 30, 2022	incorporation	Principal activities
Fitell Corporation	April 11, 2022	Parent	Parent	Cayman Islands	Investment holdings
KMAS Capital and Investment Pty Ltd	July 26, 2016	100%	100%	Australia	Investment holdings
GD Wellness Pty Ltd	July 22, 2005	100%	100%	Australia	Sales of gym and fitness equipment

Reorganization

On May 5, 2022, the Company entered into a Share Exchange Agreement (“Share Exchange Agreement”) with KMAS, which held all of the issued and outstanding shares of GD, and SKMA Capital and Investment Ltd, a company incorporated under the laws of the British Virgin Islands (“SKMA”), which holds all of the issued and outstanding shares of KMAS, pursuant to which the Company shall acquire all of the shares in KMAS from SKMA in exchange for the Company issuing 6,439,999 Ordinary Shares to SKMA in accordance with the terms of the Share Exchange Agreement. In addition, one (1) Ordinary Share was transferred back to SKMA from the registered office service provider in the setup of the Company. Following such share exchanges, KMAS and GD became the Company’s wholly-owned subsidiaries.

The combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with Accounting Standards Codification (“ASC”) Subtopic 805-50-45-5 “Business Combinations”, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended June 30, 2023 and 2022, the results of these subsidiaries are included in the consolidated financial statements.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and presented in US dollars. The year end is June 30.

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company generates it main income source from the sales of merchandise, which includes the sales of various gym equipment and fitness products. It recognizes this merchandise revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon shipment. The Company offers refunds, repairs and replacements in accordance with the Australian Consumer Law. The Company recognized the sales discount and returns against its revenues in the same period as the original sales transaction.

The Company also occasionally sells various consumable products. These products include, but not limited to, coffee and nutritional supplement products. Similar to the aforesaid merchandise revenue, it also recognizes the revenue in accordance with Topic 606 upon shipment. If the Company provided sales discount or allowed sales returns, it is recognized against its revenues in the same period as the original sales transaction.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also provides licensing services and guy equipment to gym studios in overseas. These services include, but not limited to, providing the brand name, and offer initial design services to these gym studios. Similar to the aforesaid merchandise revenue, it also recognizes the revenue in accordance with Topic 606 based on the straight-line basis over the contractual service period.).

Deferred Revenue

The Company recognized the deposits received from its customers as deferred revenue if the goods or service is not delivered. It would be recognized as revenue after the goods or service is delivered. During the fiscal year ended June 30, 2023, a total of US$501,976 of deferred revenue was recognized into merchandise revenue ($190,892), and revenue from licensing customers ($311,084). At June 30, 2023, a total of $238,351 of revenue has been deferred to be recognized in future periods as merchandise revenue.

Stock-based Compensation

The Company records stock-based compensation in accordance with the provisions of the ASC 718, “Accounting for Stock Compensation,” which establishes accounting standards for the transaction in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC 718, the Company recognizes an expense for the fair value of its stock awards at the time of the grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. During the fiscal year ended June 30, 2023, the Company has issued 1,120,000 shares for services, and the value of those shares were determined at $5.00 which was same as the IPO price on August 8, 2023. During the fiscal year ended June 30, 2022, there was no stock-based compensation.

Customers Loyalty Program

For certain sales transactions, the Company offers loyalty points to its customer based on the dollar value of the transaction which giver the customer the option to acquire additional goods or services at a price that is lower than its stand-alone selling price. In accordance with Topic 606, the Company evaluates whether these loyalty points constitute separate performance obligations and the need to allocate the transaction price between revenue and performance obligation. As of December 31, 2022, the Company does not believe that any separate performance obligation under the loyalty program is material.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

ASC Subtopic 825-10, Financial Instruments requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

The Company accounts for investments in marketable securities in accordance with ASC Topic 825, Financial Instruments. All of the Company’s investments at June 30, 2023 are treated as trading securities with the unrealized gains and losses reflected in Other income/(expense) on the consolidated statement of operations and comprehensive income. During the years ended June 30, 2023 and 2022, the Company recorded an unrealized loss on investments in marketable securities of $529,488 and $466,478, respectively.

Advertising and Promotion

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred. The Company has $454,995 and $604,200 in sales and marketing expenses for the years ended June 30, 2023 and 2022, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the consolidated financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Stock in transit is stated at the lower of cost and net realizable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Accounts Receivable

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Account balances deemed to be uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At June 30, 2023, the Company has considered an allowance of $426,971 for doubtful receivable accounts of JD.com International Limited. At June 30, 2022, the Company did not consider an allowance for doubtful accounts to be necessary.

Property and Equipment

Property and Equipment - Property and equipment is stated at cost, net of depreciation. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Depreciation expense totaled $12,268 and $730 for the years ended June 30, 2023 and 2022, respectively.

Impairment Policy

Impairment of long lived assets – Potential impairments of long lived assets are reviewed when events or changes in circumstances indicate a potential impairment may exist. In accordance with ASC Subtopic 360-10, “Property, Plant and Equipment – Overall”, impairment is determined when estimated future undiscounted cash flows associated with an asset are less than asset’s carrying value.

Intangible Assets

The Company’s intangible assets consist of brand names and goodwill. At June 30, 2023 and 2022, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052 respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the fiscal years ended June 30, 2023 and 2022.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Income (Loss) Per Common Share

The Company computes income per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Comprehensive Income (loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. The component of comprehensive loss totaling $27,063 and comprehensive loss totaling $66,949 for the years ended June 30, 2023 and 2022, respectively, related to foreign currency translation adjustment.

Foreign Currencies

The Company determined that its functional currency is the Australian dollar since the Australian dollar is the currency of the environment in which the Company primarily generates and expends cash; however, the Company’s reporting currency is the U.S. dollar. Foreign currency transaction gains and losses represent gains and losses resulting from transactions entered into in a currency other than the functional currency of the Company. These transaction gains and losses, if any, are included in results of operations.

Leases

The Company accounts for leases in accordance with ASC Topic 842, Lease. Operating lease right-of-use assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is presented on the consolidated statements of operations.

As permitted under ASC Topic 842, the Company has made an accounting policy election not to apply the lease recognition provision to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term. The Company did not have any short-term leases at June 30, 2023 and 2022.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, the Companies evaluated subsequent events through October 24, 2023; the date the consolidated financial statements were available for issue.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investment in marketable securities

As of June 30, 2023 and 2022, the Company held some equity securities which are publicly traded on registered Stock Exchanges. The equity securities being held as of June 30, 2023 and 2022 were valued at $494,275 and $1,023,763 respectively. The following tables classify the Company’s assets measured at fair value on a recurring basis into the fair value hierarchy:

as at June 30, 2023:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$494,275	$-	$-	$494,275
Total	$494,275	$-	$-	$494,275

as at June 30, 2022:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$1,023,763	$-	$-	$1,023,763
Total	$1,023,763	$-	$-	$1,023,763

4. Property and Equipment

The Company’s property and equipment at June 30, 2023 and 2022 consisted of the following:

	Estimated Useful Life	June 30, 2023	June 30, 2022

Motor Vehicle	5 years	$51,741	51,741
Property and equipment, gross		51,741	$51,741
Less accumulated depreciation		(12,998)	(730)

Property and equipment, net		$38,743	$51,011

For the years ended June 30, 2023 and 2022, the Company recorded $12,268 and $730, respectively, of depreciation expense.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Lease right-of-use assets and lease liabilities

Operating leases

The Company leases office space in Taren Point, NSW, Australia. The lease commenced on July 15, 2018 and ends on July 14, 2023, with a three year optional extension that the Company expects to utilize. The monthly lease payments are $25,000 AUD and are subject to annual escalation rate of 3%.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is our incremental borrowing rate, estimated to be 3.70%, as the interest rate implicit in most of our leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the years ended June 30, 2023 and 2022, the Company recorded $198,914 and $213,490 as operating lease expense.

Operating right-of- use assets are summarized below:

	June 30, 2023	June 30, 2022
Office lease	$1,541,390	$1,541,390
Less accumulated amortization	(935,596)	(701,267)
Right-of-use, net	$605,794	$840,123

Operating lease liabilities are summarized below:

	June 30, 2023	June 30, 2022
Office lease	$685,077	$922,929

Less: current portion	212,062	206,690
Long term portion	$473,015	$716,239

June 30, 2023
Year ending June 30, 2024	$233,735
Year ending June 30, 2025	240,747
Year ending June 30, 2026	247,970
Total future minimum lease payments	722,452
Less imputed interest	(37,375)
PV of Payments	$685,077

6. Commitments and contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of June 30, 2023 and 2022, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Income taxes

A reconciliation of the effective tax rate to the statutory rate is shown below:

	June 30, 2023	June 30, 2022

Income (loss) before taxes	$(1,619,155)	$232,454

Expected income tax expense (credit) at statutory rate of 25% (2022: 25%)	$(404,789)	$58,114
Increase (decrease) in income taxes resulting from:
Stock issued for services	140,000	-
IPO related expenses	27,601	151,488
Provision for bad debt	106,742	-
Unrealized loss on investments	131,613	-
Government Subsidy Tech Boost	(6,721)	-
Other items, net	(20,207)	10,250
Income tax expense (credit)	$(25,761)	$219,852

The tax effects temporary differences that gave rise to the deferred tax assets and liabilities are as follows:

	June 30, 2023	June 30, 2022
Deferred tax assets:
Accrued employee benefits	$1,877	$21,718
Unrealized loss on investments	22,082	114,515
Unrealized foreign exchange gain	(1,394)	(13,202)
Depreciation	3,049	(12,753)
Accrued expense	-	1,317
Provision for bad debt	106,740	-
Net deferred tax asset	$132,354	$111,595

As of June 30, 2023 and 2022, the Company had no material net operating loss or tax credit carryforwards. As of June 30, 2023 and 2022, the Company had no provision for uncertain tax positions and no provisions for penalties or interest. In addition, the Company does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Company’s effective tax rate.

8. Due to Related Party Transactions

The amount due to a related party called Ansa Group Limited (“Ansa”), an entity under common control of the majority shareholder of the Company was $24,386 and $103,450 respectively.

9. Subsequent Event

On August 8, 2023, the Company has successfully listed on Nasdaq and has raised a net proceed of approximately $13.6 million for the issuance of 3,000,000 shares of common stock.

In addition, subsequent to June 30, 2023, the Company has entered into a consulting agreement with a third party, for future capital market and fund-raising consulting services. The consideration of the contract is $1.8 million.

