Form 20-F
period 2024-06-30
Fitell Corp
filed 2024-11-15
CIK 1928581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Mark One)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________________ to ____________________

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

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

20,123,386 Ordinary Shares were outstanding as of June 30, 2024.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued Other by the International Accounting Standards Board ☐	Other ☐

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

Use of Certain Defined Terms

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

● “FY2024” are to the financial year ended June 30, 2024;

● “GD” are to GD Wellness Ptd Ltd, a wholly-owned operating subsidiary of KMAS, incorporated under the laws of Australia on July 22, 2005;

● “IPO” are to the Company’s initial public offering which was consummated on August 10, 2023;

● “KMAS” are to KMAS Capital and Investment Pty Ltd, a company incorporated under the laws of Australia on July 26, 2016, a wholly-owned subsidiary of Fitell which holds all of the issued and outstanding shares of our operating subsidiary GD;

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

Forward-looking statements include, but are not limited to, statements concerning:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

These forward-looking statements are subject to a number of risks and uncertainties, including:

●	our dependence on macroeconomic conditions and consumer discretionary spending;

●	the intense competition in the gym and fitness equipment industry;

●	the impacts of the COVID-19 pandemic on our business and results of operations;

●	fluctuations in product costs and availability;

●	international risks and costs associated with our supply chain;

●	changes in consumer demand;

●	risks associated with operating our own online platform, including confidential consumer data;

●	reputational harms which could adversely impact our ability to attract and retain customers;

●	the potentially negative impact of our strategic plans and initiatives on our financial results;

●	unauthorized disclosure of sensitive or confidential customer, vendor, or our information;

●	the inability to attract, train, engage, and retain key personnel;

●	the loss of one or more of our key executives;

●	the effect of design and manufacturing defects on our products and services;

●	the adverse effects from accidents, safety incidents, or workforce disruptions;

●	the inability to sustain pricing levels for our products and services;

●	the risk of warranty claims and product returns;

●	changes in marketing of our products and services which could affect our marketing expenses and subscription levels;

●	the need for additional capital to support business growth and objectives;

●	payment processing risk;

●	foreign currency exchange rate fluctuations;

●	our dependence on suppliers and manufactures to provide us with sufficient quantities of quality products in a timely fashion;

●	our limited control over our suppliers, manufacturers, and logistics partners;

●	the costs and risks associated with our complex regulatory, compliance, and legal environment;

●	our inability or failure to protect our intellectual property rights;

●	changes in tax laws and regulations;

●	failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”);

●	our status as a “foreign private issuer” under U.S. securities laws and the disclosure obligations which are applicable to us on the Nasdaq Capital Market;

●	our use of home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements;

●	the accuracy of our market growth forecasts;

●	our management team’s limited experience managing a public company;

●	the risk of earthquakes, fire, power outages, floods, public health crises, including the COVID-19 pandemic, and other catastrophic events, and to interruption by man-made problems such as terrorism;

●	our status as an “emerging growth company” and our election to comply with the reduced disclosure requirements as a public company that may make our Ordinary Shares less attractive to investors;

●	the risk that Ms. Jieting Zhao may have different interests than that of other shareholders;

●	the risk that Flying Height Consulting Services Limited may have different interests than that of other shareholders;

●	the risk that if we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Ordinary Shares may be adversely impacted;

●	our intention to not pay dividends for the foreseeable future;

●	the risk that an active, liquid trading market may not develop or be sustained for our Ordinary Shares;

●	the risk that the laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States; and

●	the risk that, because we are a Cayman Islands company and all of our business is conducted in Australia, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Australia; and

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk Factors

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

We are an online retailer of gym and fitness equipment both under our proprietary brands and other brand names. Fitell’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. Our business depends on consumer discretionary spending, and our results are highly dependent on Australian and Asian consumer confidence and the health of the Australian and Asian economies. Consumer spending may be affected by many factors outside of the Company’s control, including general economic conditions; consumer disposable income; consumer confidence and perception of economic conditions; the threat or outbreak of war, terrorism or public unrest (including, without limitation, the conflict in Ukraine) which may cause supply chain disruptions, increased fuel costs and the cost of materials, and create general economic instability; wage and unemployment levels; consumer debt and inflationary pressures; the costs of basic necessities and other goods; effects of weather and natural disasters caused by climate change or otherwise; and epidemics, contagious disease outbreaks, and other public health concerns including the ongoing COVID-19 pandemic. Decreases in consumer discretionary spending may result in a decrease in comparable sales, and average value per transaction, which might cause us to increase promotional activities, which will have a negative impact on our gross margins, all of which could negatively affect the Company’s business, operations, liquidity, and financial results, particularly if consumer spending levels are depressed for a prolonged period of time.

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

Approximately 85% of the products that the Company purchased in the fiscal year ended June 30, 2024, were manufactured abroad, which subjects us to various international risks and costs, including foreign trade issues, currency exchange rate fluctuations, shipment delays and supply chain disruption and political instability, which could cause our sales and profitability to suffer.

Approximately 85% of the products that the Company purchased in the fiscal year ended June 30, 2024, were manufactured abroad in China. Foreign imports subject us to risk relating to changes in import duties quotas, the introduction of taxes on imported goods or the extension of income taxes on our foreign suppliers’ sales of imported goods through the adoption of destination-based income tax jurisdiction, freight cost increases and economic and political uncertainties. We may also experience shipment delays caused by shipping port constraints, labor strikes, work stoppages, acts of war, including the current conflict in Ukraine, and terrorism, or other supply chain disruptions, including those caused by extreme weather, natural disasters, and pandemics and other public health concerns.

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

The Company’s intangible assets consist of brand names and goodwill. At June 30, 2024 and 2023, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052, respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the fiscal year ended June 30, 2024, and 2023.

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

The success of these new products is dependent on our ability to attract and retain subscribers, and we cannot be sure that we will be successful in these efforts, or that subscriber retention levels will not materially decline in the future. There are a number of factors that could lead to a decline in subscriber levels or that could prevent us from increasing our subscriber levels, including:

●	our failure to introduce new features, products, or services that our potential subscribers find engaging or our introduction of new products or services, or changes to existing products and services that are not favorably received;
●	harm to our brand and reputation;
●	pricing and perceived value of our offerings;
●	our inability to deliver quality products, content, and services;
●	unsatisfactory experiences with the delivery, installation, or servicing of our products, including due to prolonged delivery timelines and limitations on or the suspension of the in-home installation, return, and warranty servicing process;
●	our potential subscribers engaging with competitive products and services;
●	technical or other problems preventing subscribers from accessing our content and services in a rapid and reliable manner or otherwise affecting the subscribers’ experience;
●	a decline in the public’s interest in interactive fitness equipment and platforms;
●	deteriorating general economic conditions or a change in consumer spending preferences or buying trends, whether as a result of the COVID-19 pandemic or otherwise; and
●	interruptions in our ability to sell or deliver our products or to create content and services for our potential subscribers as a result of the COVID-19 pandemic.

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

We also depend upon third parties, including consultants, suppliers and others, for their expertise and expect to continue to do so for the foreseeable future. Our ability to continue conducting our activities is in large part dependent upon the efforts of third parties. We may need to engage additional third parties for new business operations. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company. As a result, our use of the services of consultants could have a material adverse effect on us and could prevent us from effectively pursuing our business plan

Our independent directors do not devote their full-time attention to the affairs of the Company and could allocate their time and attention to other business ventures which may not benefit the Company.

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

Our directors and officers may in the future be in a position of conflict of interest.

Some of our directors and officers currently also serve as directors and officers of other companies involved in the fitness industry, and any of our directors may in the future serve in such positions. As at the date of this annual report, none of our directors or officers serves as an officer or director of a gym and fitness equipment company nor possesses a conflict of interests with our business. However, there exists the possibility that they may in the future be in a position of conflict of interest.

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

We have limited control over our suppliers, contract manufacturers, and logistics partners, which subjects us to the following risks:

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

Less than 10% of our revenue is derived from China and approximately 85% of the products that we purchase are manufactured in China. The ability of our licensee and suppliers to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

While we are a Cayman Islands exempted company headquartered in Australia, as of the date of this annual report, less than 10% of our revenue is derived from China and approximately 85% of the products that we purchase are manufactured abroad in China.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on the part of our suppliers and licensee to ensure compliance with such regulations or interpretations. As such, our third-party suppliers in China or our licensee’s operations in China may be subject to governmental and regulatory interference in the provinces in which they operate. Our third-party suppliers in China or our licensee’s operations in China could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions in China. The ability of our suppliers and licensee to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in the PRC. Our third-party suppliers or licensee may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply. If our suppliers or licensees incur increased costs, they may attempt to pass such costs on to us.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after FY2024, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

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

Risks Related to Our Ordinary Shares

Ms. Jieting Zhao, our director, beneficially owns approximately 32.0% of our outstanding shares, and her interests may differ from the interests of other shareholders, which could cause a material decline in the value of our Ordinary Shares.

Ms. Jieting Zhao, our director, is the 100% owner of SKMA and thus, she is deemed as the beneficial owner of our shares owned by SKMA. She thus has significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares. She will have significant influence on determining the outcome of any matters submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without her consent, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. Her interest may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

Flying Height Consulting Services Limited, our shareholder, beneficially owns approximately 44.7% of our outstanding shares, and its interests may differ from the interests of other shareholders, which could cause a material decline in the value of our Ordinary Shares.

On January 15, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Flying Height Consulting Services Limited (“Flying Height”). Pursuant to the Purchase Agreement, the Company issued to Flying Height a three-year 8% senior unsecured convertible promissory note in the principal amount of $3,600,000, with an 8% original issue discount (the “Note”) and, as additional consideration for the purchase of the Note, a stock purchase warrant to purchase 5,645,455 Ordinary Shares (the “Warrant”), for the funding amount of $3,312,000. The proceeds from the sale of the Note and Warrant shall be used by the Company for general working capital.

On January 19, 2024, Flying Height converted the Note in full and, on March 19, 2024, Flying Height exercised the Warrant via cashless exercise in full, for the aggregate of 8,983,636 Ordinary Shares.

Flying Height thus has significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares. Flying Height will have significant influence on determining the outcome of any matters submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without its consent, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. Its interest may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Ordinary Shares may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2024 and 2023, we have identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weakness identified was as a result of the accounting and disclosure requirements surrounding the warrants issued during the fiscal year ended June 30, 2024. In an effort to remediate the identified material weaknesses in our internal control over financial reporting and enhance our internal controls, our management is currently in the process of implementing additional training programs on financial derivatives accounting and disclosure matters for our finance staff. See “Item 15. Controls and Procedures.” Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of June 30, 2024. This could adversely affect the market price of our Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

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

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of constituent companies. Broad market and industry factors may significantly affect the market price of our Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market in the immediate future. If the market price for our Ordinary Shares drops below the IPO price of $5 per Ordinary Share, you may not realize any return on your investment in us and may lose some or all of your investment.

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

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Because we are a Cayman Islands company and all of our business is conducted in Australia, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Australia.

We are incorporated in the Cayman Islands and conduct our operations primarily in Australia. Substantially all of our assets are located outside of the United States and the proceeds which we raised from the capital markets will primarily be held in banks outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Australia may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

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

On May 5, 2022, we entered into a Share Exchange Agreement (“Share Exchange Agreement”) with KMAS, which holds all of the issued and outstanding shares of GD, and SKMA, which holds all of the issued and outstanding shares of KMAS, pursuant to which the Company shall acquire all of the shares in KMAS from SKMA in exchange for the Company issuing 6,439,999 Ordinary Shares to SKMA in accordance with the terms of the Share Exchange Agreement.

4B. Business Overview

Founded in 2005 and headquartered in New South Wales, Australia, GD is a wholly owned subsidiary of Fitell. We operate in Australia and are an online retailer of gym and fitness equipment both under our proprietary brands and other brand names. Our mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years, which we believe to be a testament of our product quality and brand loyalty. Our brand portfolio can be categorized into three proprietary brands under our Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in approximately 2,000 stock-keeping units (SKUs).

In addition to our all-around fitness equipment portfolio to individual and commercial customers, we launched three new business verticals with integration of technology in 2021.

1.	Smart Connected Equipment: Still in development and initiated in May 2021, our smart fitness equipment is a natural extension of our core business and includes interactive exercise bikes and workout mirrors. We expect commercial launch in December 2024, with retail products being available in November 2024.

2.	1FinalRound: Our AI-powered interactive platform with our proprietary online training content and capability to be interactive with personal trainers, follow members and track workout progress.

3.	Boutique Fitness Clubs Licensing: Leveraging our years of experience in the fitness and wellness industry servicing both businesses and individual customers, we launched our licensing business in late 2021. mYSTEPS Training Clinic, a new concept fitness club chain, is our first licensee and dedicated to helping fitness-savvy and health-conscious consumers with higher disposable incomes achieve a motivating and healthy lifestyle with an engaging and dynamic fitness community in both online and offline settings.

Products and Services

Fitness Equipment

We market and sell fitness equipment and related products as well as serving as a one-stop shop for business setup from personal training studios to commercial gyms. Our full spectrum of product coverage is exemplified by the following three proprietary brand names, which represent over 70% of our revenues in the fiscal year ended June 30, 2024:

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

In our fitness equipment business segment, we sell our products directly to customers through online or offline platforms. Revenue from our own e-commerce website accounted for approximately 58.72% of our total sales for the fiscal year ended June 30, 2024, with the remaining sales derived from commercial sale orders, our showroom and phone orders as well as third party channels, such as Bunnings Marketplace and eBay.

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

Interactive Fitness Equipment and Platform/Mobile Application

The COVID-19 pandemic has dramatically changed how we live, work, play and stay healthy. The fitness industry, without exception, has undergone profound transformation in the past years, starting with the closure of gyms and fitness studios followed by growth in smart fitness equipment. We are currently developing our smart fitness equipment through a Shenzhen, China-based service provider specializing in AI-powered products like interactive-monitors/screens, handheld devices, as well as platform development, in building innovative integrated fitness equipment and interactive platforms designed to provide a seamless connection between users and our user-friendly platform, proprietary content, and interactive equipment. Fitness Mirror, an e-training platform, and Yoga-Mirror are in final testing stages, and we expect to commercially launch these platforms in November 2024. The beta versions of these platforms have been in trial stages since March 2022.

Our joint development of interactive fitness equipment and platforms with subscription service comprises the following:

●	Smart connected equipment: interactive exercise bikes, treadmills, and workout mirrors with built-in touchscreens and training content platforms.

●	1FinalRound: our proprietary artificial intelligence training platform under development, currently in its internal testing stage prior to public launch.

○	1FinalRound will come pre-installed with our interactive fitness equipment. Its key features include visual and trackable workout progress and results available to mobile users.
○	Customized solutions will be available as a premium for one-on-one remote coaching. Users pay a premium and will receive customized programs to fit individual schedules and personalized needs.

○	It will allow both online and offline users to participate in the training either on their own schedule or via livestreaming to interact with other subscribed members to encourage a more interactive, engaging and motivating lifestyle.

Sales and Marketing

In our fitness equipment business segment, we sell our products directly to customers through online or offline platforms. Revenue from our own e-commerce website accounted for approximately 58.72% of our total sales for the fiscal year ended June 30, 2024 with the remaining sales derived from commercial sale orders, our showroom and phone orders as well as third party channels, such as Bunnings Marketplace and eBay. Our marketing strategy focuses on delivering fitness equipment to our customers and, in the future, to our licensees and their members and raising awareness of our brand through a broad range of channels. These channels include Google Search (organic and paid), Google Shopping Campaign, Google Ads word, affiliate partners programs, social media such as Facebook and Instagram, e-mail marketing, SMS marketing, E catalogue, and First Australia Fitness Mobile App. We utilize a multi-prong marketing strategy focused on attracting and educating prospective customers and licensees, driving demand with new and existing customers and increasing general awareness and affinity for our brand. Our loyalty program Gym Direct Lion Rewards Club is used to encourage both repeat purchases and order sizes and enhance brand loyalty.

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

Suppliers and Customers

We enjoy a broad network of our product suppliers and customers. In addition, searching for qualified alternative suppliers and manufacturers has been our priority, which we believe will limit the risks of single source of supply, and we have developed contingency plans for supply disruptions. We currently have 27 suppliers, 12 of which are Australian suppliers and 15 are overseas suppliers.

Approximately 85% of our products come from overseas suppliers and they predominantly manufacture made-to-order products, such as commercial machine equipment XRFM series and FT1009 under our proprietary brands Muscle Motion and Rapid Motion and FX AB03 bike and FleetX Rower are under our proprietary brand FleetX. Payment terms with our suppliers vary.

Below is a tabular summary of our relationships with suppliers that represent over 5% of our supplies:

Supplier Name	Product Name	Terms
Kynson Limited (23.68%)	Motion Bikes and Spin Bikes	Payment within 7 days from invoice date

Nantong Tengtai Sporting Fitness (16.83%)	Rubber Hex Dumbbells	Payment paid against copy of B/L. Seller releases the B/L to buyer after receiving payment.

Nantong Duro Fitness Co., Ltd. (7.09%)	Weight Plates	Payment within 14 days from receiving goods.

Qingdao Imbell Sporting Goods Co., Ltd (8.58%)	Strength Products	Payment paid against copy of B/L. Seller releases the B/L to buyer after receiving payment.

Morgan Imports Pty Ltd (5.23%)	Boxing & MMA products	1st of the following month.

The top four suppliers representing over 5% of the Company’s supplies are based in China. The Company has not entered into any written agreements with these four suppliers, but places purchase orders with these three suppliers as needed. The remaining supplier is based in Australia. The company has not entered into any written agreements with this supplier, but places purchase orders with it. The Company has no material affiliations or relationships with any of the above five suppliers.

In the twelve-month period ended June 30, 2024, we received 17,926 orders and 26,266 customers, an increase of 18.0% and an increase of 13.1%, respectively, compared to the same period in 2023. In the twelve-month period ended June 30, 2023, we received 15,189 orders and 23,231 customers, a decrease of 42.6% and a decrease of 41% respectively, compared to the same period in 2022. This was primarily due to the management has strategically lower the selling prices or our products in order to cope with the recent economic conditions in Australia.

Our e-commerce conversion rates have decreased by 1.37% from 0.73% in fiscal year 2023 to 0.72% in fiscal year 2024. Approximately 34.4% of orders were from existing customers and the average purchase frequency was 2.2 across all customers in fiscal year 2024. The number of our repeat customers increased from 3,793 in fiscal year 2023 to 3,937 in fiscal year 2024. Based on our database, customers stood at 198,163 members by end of fiscal year 2024, compared to 171,897 members at the end of fiscal year 2023, which we believe reflects the ability of the business to respond in economic downturn with challenging obstacles.

Below is a tabular summary of our online customer purchase data:

Status	# of Customers	Average Size of Order	Average Total Spending
First time Customers FY2024	12,261	1.3 Units	$254.13
Return Customers FY2024	3,937	4.6 Units	$304.77

We received 17,926 orders and acquired 26,266 customers in fiscal year 2024, an increase of 18.0% and 13.1%, respectively, compared to the same period of fiscal year 2023.

In addition to our retail customers, our commercial customers include chains of fitness gyms and studios, government agencies, schools, healthcare providers and educational institutions.

Below is the graph summary of revenue by customer type:

For fiscal year 2024, retail customers accounted for 70.35% of the Company’s total revenue.

Growth Strategy

Our goal is to grow our fitness equipment business segment while continuing to engage and retain our loyal community of customers and fitness platform members. Our business development and expansion strategies over the next two to three years are as follows:

Increase Fitness Equipment Product Marketing

●	We currently rely primarily on organic traffic through search engine optimization to achieve customer acquisition. Leveraging our high-ranking position in search engine result pages, we intend to expand our strategic investment on marketing campaigns in Key Opinion Leaders (KOLs), sponsoring sports events and outdoor advertisement.

Development of Private-Label Cardio Equipment

●	The profit margin for cardio fitness equipment is higher than that of strength and weight equipment. We intend to develop our proprietary branded cardio equipment to increase our profitability in the market.

Development of Gym Direct Mobile Application

●	Traditionally, we only use our e-commerce website as a platform to sell our products and communicate with our retail customers. We are now developing a native mobile application to further expand the marketing platform and provide easy, repeatable and convenient shopping experiences for customers, which will also be beneficial in tracking consumer trends and purchasing data. The beta versions of these platforms have been in trial stages since March 2022 and the official version has been launched since November 2023.

Expansion of Licensing Business

●	Leveraging our years of experience in the fitness and wellness industry servicing both business and individual customers, we launched our licensing business with mYSTEPS Training Clinic in late 2021. As of the fiscal year ended June 30, 2024, mYSTEPS has opened 6 fitness and gym studios. Currently, our licensee has no plans to open additional fitness centers in China (including Hong Kong and Macau) due to COVID-19 policies and market conditions and will continue to explore opportunities in Indonesia, Singapore, and Malaysia. Based on the current license sold, we believe there will be long-term potential and opportunities for us outside of the Australian market. Going forward, we intend to seek opportunities to expand our licensing partnership footprint in the Asia-Pacific regions with other selective partners.

Development of Smart Connected Equipment and Digital Fitness Program

●	Digital subscription-based machines have led the trend in the U.S. market, such as Mirror, Peloton, Tonal, where the demand for interactive fitness applications has risen. We plan to expand into this market in Australia and Southeast Asia where the concept of the home gym has not been fully deployed.

●	Growing brand awareness.

●	Improving member experience.

●	Leveraging our database of customers which we have accumulated from the sales of fitness equipment to increase interactive cardio equipment sales and subscription revenues.

●	Continuing to launch new and innovative content and products.

Opportunities to Explore Other Revenue Streams

●	Leveraging our expertise in targeting health-conscious consumer audiences, we plan to develop a host of solutions for white-label functional health supplement products, including muscle building beverages, vitamins and other sports nutrition products in Australia and Asia-Pacific regions. We have engaged an Australian pharmaceutical company to develop formulas for muscle protein powder, multi-vitamins and post-exercise drinks. These products are developed based on the existing data and feedback we received from our customers and intend to target these health-conscious consumers.

●	Leveraging our expertise in developing and marketing fitness equipment, there is the opportunity for us to expand our businesses into used fitness equipment sales (e-commerce), including used home cardio machines and other domestic used fitness equipment.

●	In addition, we also intend to expand our business segments to target the health and fitness needs of our target consumers in the following cross selling opportunities: apparel, niche sports and health equipment, and sporting footwear, among others, which widen the shopping choices to fitness-conscious or generic consumers.

Supply Chain Challenges and Strategies

●	Buying cost remain stable:

Subsequent to the COVID-19 pandemic, the cost of raw materials has remain relatively stable in the last one to two years. Our buying cost in the fiscal year ended June 30, 2024 has remain relatively constant, as compare to the fiscal year ended June 30, 2023.

●	Leading time remain stable:

Subsequent to the COVID-19 pandemic, the leading time of manufacturing and logistics has been stabilized and back to normal. The Sea freight in the fiscal year ended 2024 and 2023, usually took approximately 3 to 4 weeks, as compare to up 6 to 8 weeks during the COVID-19 pandemic.

●	Logistics cost increase:

During the fiscal year 2024, sea freight costs increased dramatically by approximately 190.5%, the significant increase in logistic cost was due to the drop in supply of available shipping vessels on a global basis, due to recent geopolitical tensions.

Sea freight cost	Mid of 2023 (AUD)	Early 2024 (AUD)	Increase
20GP from Shanghai	$878.22	$2,551.02	190.5%

●	Delivery time remain stable:

Subsequent to the COVID-19 pandemic, delivery time was back to normal and was approximately 1 to 2 business days to metro and NSW areas in Sydney, Australia, 2 to 3 business days in transit for interstate or other metro cities, and approximately 5 business days to remote areas in the fiscal year ended June 30, 2024 and 2023.

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

Competitive Strengths

We believe that there are several competitive strengths that differentiate us from our competitors.

Proprietary Brands and Diversified Product Portfolio

●	Our three proprietary brands – Muscle Motion, Rapid Motion, and FleetX – provide both in-home options and commercial solutions. Our product portfolio of these three diversified brands spans a variety of popular fitness and workout verticals, including weightlifting, stretch, yoga, boxing, running and cycling. We believe that our diversification represents competitive advantages compared to other competitors in the market. With the development of the integrated fitness equipment and virtual platform, we believe we will be able to create more valuable opportunities for business expansion.

Innovative Smart Connected Equipment

●	Our connected equipment, which has been the global trend for the fitness and gym industry, is also under development. Initiated in May 2021, our development concept includes interactive exercise bikes and workout mirrors. We expect that the interactive gym equipment will be commercially launched in December 2024 and believe that our new product will better serve both retail and commercial customers and accelerate our business growth.

Virtual Training Platform with Cutting Edge Content

●	Leveraging our years of experience in the fitness and wellness industry, we have developed an online proprietary training platform – 1FinalRound – which will be pre-built into our connected equipment that allows our customers to maintain engagement with us during any potential temporary closures of gyms and studios. This model allows flexibility for both online and offline users to participate in training either on their own schedules or via livestreaming to interact with other subscribed members to encourage more interactive, engaging and motivating lifestyles. The platform will provide an extensive offline library with high production value or various online live stream experiences. Moreover, based on the large, consolidated dataset we received from our fitness equipment customers, we believe we will be able to create and develop on-trend fitness content for our users.

Consolidated Database with Loyal Customer Base

●	GD has served over 190,000 customers with large portions of sales coming from repeat customers over the years. We believe that our sales strategies also create inventive solutions for existing customers and drive loyalty. As of June 30, 2024, 34.41% of our orders are from existing customers, the average purchase frequency is 2.2 across all customers. We believe that we will be able to deepen our customer loyalty through our newly developed Gym Direct mobile application and 1FinalRound.

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

GD

GYM DIRECT
YOUR ONE STOP SHOP

MUSCLE
MOTION

FLEET

RAPIDMOTION

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

4C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

4D. Property, plants and equipment

We do not own any real property.

Facilities

Our corporate headquarters is located at 23-25 Mangrove Lane, Taren Point, New South Wales 2229, Australia, where we occupy facilities totaling over 30,000 square feet. Our showroom and storage facility are located at the same address as our corporate office.

We lease the facilities in Taren Point, New South Wales, Australia. The current lease commenced on July 15, 2023. The monthly lease payment is AUD40,334, with goods and services tax, and is subject to an annual escalation rate of 3%.

Our Employees

As of June 30, 2024, we have a total of 15 employees and all of them are full-time employees—5 employees serve as management, 5 employees serve as sales and marketing, 4 employees serve as warehouse management, and 1 employees serve as procurement and logistics. All of our employees and contractors are located in Sydney, Australia. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

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

A. Operating Results

Overview

The Company runs its business through its wholly-owned subsidiary GD. GD was founded in 2005 and is headquartered in New South Wales, Australia. GD is a gym and fitness equipment retailer both under its proprietary brands and other reputable and industry recognized names. GD carries over 2,000 SKUs and has served over 190,000 customers with a large portion of sales from repeat customers over the years – a testament of our product quality and brand loyalty. The Company has launched its global expansion strategy with initial geographic focus in South-East Asia markets in late 2021 as described in detailed in the “Recent Developments” section immediately below.

Recent Developments

On January 15, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Flying Height Consulting Services Limited (“Flying Height”). Pursuant to the Purchase Agreement, the Company issued to Flying Height a three-year 8% senior unsecured convertible promissory note in the principal amount of $3,600,000, with an 8% original issue discount (the “Note”) and, as additional consideration for the purchase of the Note, a stock purchase warrant to purchase 5,645,455 Ordinary Shares (the “Warrant”), for the funding amount of $3,312,000. The proceeds from the sale of the Note and Warrant shall be used by the Company for general working capital.

Pursuant to the Note, Flying Height may convert all or any part of the remaining outstanding principal amount of the Note and unpaid interest on the date of conversion into fully paid and non-assessable Ordinary Shares, at any time after the issuance of the Note until the later of (i) January 15, 2027, the maturity date of the Note and (ii) the date of payment upon any event of default. The conversion price of the Note is equal to the lowest closing price for the Company’s Ordinary Shares as reported on The Nasdaq Capital Market during the five (5) trading days immediately preceding the date of conversion, provided, however, that the Conversion Price shall not be lower than $0.80 per share (the “Floor Price”). The Conversion Price and the Floor Price are subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalization, reclassifications, extraordinary distributions and similar events. In addition to voluntary conversion rights of Flying Height, the Company will have the right, but not the obligation, at any time after six months following the date of the issuance of the Note, to require Flying Height to convert the outstanding principal amount of the Note and unpaid interest into Ordinary Shares if the closing price per share of Ordinary Shares exceeds $10.00 per share as reported on The Nasdaq Capital Market.

The Warrant entitles Flying Height to purchase up to 5,645,455 Ordinary Shares of the Company, commencing on January 15, 2024, the date of the issuance of the Warrant, and ending on the date that is sixty (60) months from the date of the issuance of the Warrant at an exercise price of $1.056 per share, subject to customary adjustments. The Warrant includes a cashless exercise option.

The issuances of the Note and Warrant were, and, upon conversion of the Note and exercise of the Warrant to Ordinary Shares, will be, exempt from registration requirements in reliance upon Section 4(a)(2) the Securities Act, and/or Rule 506(b) of Regulation D and/or Regulation S, as promulgated by the SEC thereunder. At the time of their issuance, the Note and the Warrant were deemed to be restricted securities for purposes of the Act and will bear restrictive legends to that effect.

On January 19, 2024, Flying Height converted the Note in full and, on March 19, 2024, Flying Height exercised the Warrant via cashless exercise in full, for the aggregate of 8,983,636 Ordinary Shares.

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

Revenue

Our revenue consists of merchandise revenues, sales of consumable products, and revenue from licensing customers accounted for 88.6%, 8.0%, and 3.4% of our total revenue for the fiscal year ended June 30, 2024, and accounted for 84.1%, 4.7%, and 11.2% of our total revenue for the fiscal year ended June 30, 2023, respectively.

Our merchandise revenue is driven by changes in the number of sales orders, and the average order value. Almost all our sales were sold to end users, and in most cases, we do not provide credits to them. Therefore, we receive payments from customers upfront for most of our sales. The sales volume of our merchandise revenues by sales orders has increased by 18.0% in the fiscal year ended June 30, 2024, as compared to fiscal year ended June 30, 2023. This was because management has made its best efforts to boost sales, including but not limited to promotions and providing discounts to our customers. Our average order value per sales order has dropped slightly by 16.9% in fiscal year ended June 30, 2024, as compared to fiscal year ended June 30, 2023. This was primarily due to inflation and interest rates in Australia, which has significantly reduced the disposal income of Australia households and affected the consumers’ sentiment. In the fiscal year June 30, 2024, the inflation was more than 4% on average throughout the year, and the Australis cash rate target, which was set by the Reserve Bank of Australia, has also increased from 0.25% to 4.35%. However, management believes that the impact is short-term because the salaries of Australian individuals are also increasing gradually, and the interest may start falling again in the near future.

Our sales of consumable products consist of selling fitness and wellness related products to overseas market. The revenue generated from this activity has increased 60.5% from $223,343 for the fiscal year ended June 30, 2023 to $358,536 for the fiscal year ended June 30, 2024. Management is aiming to find more business opportunities in the overseas market in order to boost sales in the foreseeable future.

The revenue from licensing customers has decreased 72.0%, from $539,832 for the fiscal year ended June 30, 2023, to $151,277 for the fiscal year ended June 30, 2024. The decrease was due to the management having to strategically postpone the overseas expansions in this area, as the market sentiments are negatively affected by the inflations and the high interest rate in the global market. Nevertheless, we will expand these services again, especially to the Asia market, when the time is right.

Gross Profit

Gross profit is equal to revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (third-party products purchase price, freight costs, custom duties, and other miscellaneous costs related to purchase). Our cost of goods sold account for 64.5% and 54.7% of our total revenue for the fiscal year ended June 30, 2024 and fiscal year ended June 30, 2023, respectively. Our gross profit margin has decreased 9.8% for the fiscal year ended June 30, 2024, as compared to the fiscal year ended June 30, 2023. The drop in gross profit margin was because management has lowered the selling prices strategically in general to cope with the economic conditions in Australia.

Operating Expenses

Our operating expenses consist of personnel expenses, consulting fees, licensing fees, general and administrative expenses, sales and marketing expenses, operating lease expenses, and depreciation expenses.

Our personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment-related expenses. Personnel expenses were 21.3% and 20.1% of our revenues for the fiscal years ended June 30, 2024 and 2023, respectively. Going forward, we expect our personnel expenses will increase gradually in the foreseeable future, as we plan to hire additional personnel in connection with the expansion of our business operations and the additional corporate functions after we have become a public company since August 8, 2023.

Our general and administrative expenses consist primarily of insurance, warehouse costs and other corporate expenses. General and administrative expenses account for 54.9% and 18.5% of our revenue for the fiscal years ended June 30, 2024 and 2023, respectively. The increase in general and administrative expenses is mainly due to several one-off in nature expenses which were incurred during the fiscal year ended June 30, 2024, which includes but not limited to, research and development costs of $798,684 for the mobile application development, the doubtful debt provision of $579,265, and legal and professional fees of $218,755 which was related to the IPO. These expenses were mainly one-off in nature, and if they are excluded the overall general and administrative expenses have remained stable as compared to the previous fiscal year.

Our sales and marketing expenses consist primarily of advertising and marketing expenses on various online platforms. Sales and marketing expenses account for 7.9% and 9.5% of our revenues for the fiscal year ended June 30, 2024 and 2023, respectively. The decrease is mainly due to the consumer confidence in Australia was weak during the fiscal year ended June 30, 2024, and the ability for sales and marketing activities to generate sales has decreased. Therefore, management has reduced its spendings on sales and marketing accordingly.

Operating lease expense refers to the amortization of the finance lease for our office and warehouse. It accounts for 6.4% and 4.1% of revenue for the fiscal year ended June 30, 2024 and 2023 respectively. The absolute amounts were $284,169 and $198,914 for the fiscal years ended June 30, 2024 and 2023, respectively. The increase is mainly due to the expiration of the previous rental agreement, and the rental cost pursuant to the new lease agreement is relatively higher.

Results of Operations

Comparisons of the Fiscal Years Ended June 30, 2024 and 2023

The following table summarizes the results of our operations during the fiscal years ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended June 30,
	2024		2023		Variance
	US$	% of revenue	US$	% of revenue	US$	%
REVENUE	4,466,775	100.0%	4,799,222	100.0%	(332,447)	-6.9%
COST OF GOODS SOLD	(2,881,060)	-64.5%	(2,625,821)	-54.7%	255,239	9.7%
GROSS PROFIT	1,585,715	35.5%	2,173,401	45.3%	(587,686)	-27.0%

OPERATING EXPENSES
Personnel expenses	951,451	21.3%	965,395	20.1%	(13,944)	-1.4%
Consulting fees	5,468,126	122.4%	-	N/A	5,468,126	N/A
Licensing fees	65,839	1.5%	-	N/A	65,839	N/A
General and administrative expenses	2,452,954	54.9%	888,141	18.5%	1,564,813	176.2%
Sales and marketing expenses	351,298	7.9%	454,995	9.5%	(103,697)	-22.8%
Operating lease expense	284,169	6.4%	198,914	4.1%	85,255	42.9%
Depreciation expense	10,385	0.2%	12,268	0.3%	(1,883)	-15.3%
Total operating expenses	9,584,222	214.6%	2,519,713	52.5%	7,064,509	280.4%

LOSS FROM OPERATIONS	(7,998,507)	-179.1%	(346,312)	-7.2%	7,652,195	2209.6%

OTHER INCOME (EXPENSE)
IPO related expense	(50,523)	-1.1%	(662,418)	-13.8%	(611,895)	-92.4%
Unrealized loss on investment	(354,781)	-7.9%	(529,488)	-11.0%	(174,707)	-33.0%
Other income (expenses)	121,889	2.7%	9,885	0.2%	112,004	1133.1%
Interest income	2,574	0.1%	1,978	0.0%	596	30.1%
Interest expense	(1,242,140)	-27.8%	(92,800)	-1.9%	1,149,340	1238.5%
Total other income (expenses)	(1,522,981)	-34.1%	(1,272,843)	-26.5%	(250,138)	-19.7%

LOSS BEFORE TAX	(9,521,488)	-213.2%	(1,619,155)	-33.7%	7,902,333	488.1%

INCOME TAX CREDIT	(209,343)	-4.7%	(25,761)	-0.5%	(183,582)	712.6%

NET LOSS	(9,312,145)	-208.5%	(1,593,394)	-33.2%	(7,718,751)	484.4%

EXTRAORDINARY ITEMS
Consulting fees	5,468,126	122.4%	-	N/A	5,468,126	N/A
IPO related expense	50,523	1.1%	662,418	13.8%	(611,895)	-92.4%
Unrealized loss on investment, net of tax	266,086	6.0%	397,116	8.3%	(131,030)	-33.0%
Debt discount (in interest expense)	1,108,088	24.8%	-	N/A	1,108,088	N/A
NORMALIZED NET LOSS	(2,419,322)	-54.2%	(533,860)	-11.1%	1,885,462	353.2%

Revenues

We currently generate our revenue from three business activities: merchandise revenue, sales of consumable products, and revenue from licensing customers.

Revenues were $4,466,775 for the fiscal year ended June 30, 2024 and $4,799,222 for the fiscal year ended June 30, 2023, a decrease of $332,447, or 6.9%. Revenues consist primarily of (i) merchandise revenues of $3,956,962 and $4,036,047 for the fiscal years ended June 30, 2024 and 2023 respectively; plus (ii) sales of consumable products of $358,536 and $223,343 for the fiscal years ended June 30, 2024 and 2023 respectively; and (iii) revenue from licensing customers of $151,277 and $539,832 for the fiscal years ended June 30, 2024 and 2023 respectively.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	For the Years Ended June 30,
	2024		2023		Change	Change
	US$	%	US$	%	US$	%

Merchandise revenue	3,956,962	88.6%	4,036,047	84.1%	(79,085)	-2.0%
Sales of consumable products	358,536	8.0%	223,343	4.7%	135,193	60.5%
Revenue from licensing customers	151,277	3.4%	539,832	11.2%	(388,555)	-72.0%
Total Revenue	4,466,775	100.0%	4,799,222	100.0%	(332,447)	-6.9%

Merchandise revenue

The merchandise revenue represents the sales of our various gym & fitness equipment and products. Merchandise revenue decreased slightly by 2.0% or $79,085 to $3,956,962 in fiscal year June 30, 2024 from $4,036,047 in the fiscal year June 30, 2023. The decrease in merchandise revenue was primarily attributable to the following: (i) a 18.0% increase in sales order from 15,189 in fiscal year June 30, 2023 to 17,926 in the fiscal year June 30, 2024, thanks to the continuous efforts devoted by our sales and marketing team. They have successfully retained many loyal customers and attract new buyers, but offset by (ii) a decrease of 16.9% in the average revenue per order from $265.72 in fiscal year June 30, 2023 to $220.74 in the fiscal year June 30, 2024, which primarily due to inflation and raising of interest rates in Australia, has significantly reduced the disposal income of Australia households and affected the consumers’ sentiment. In the fiscal year June 30, 2024, the inflation was more than 4% on average throughout the year, and the Australis cash rate target, which was set by the Reserve Bank of Australia, has also increased from 0.25% to 4.35%. However, the management believes that the impact is short-term because the salaries of Australian individuals are also increasing gradually, and the interest may start falling again in the near future.

Sales of consumable products

The sales of consumable products represent the sales of fitness and wellness related products to overseas market. The revenue of this business operation has increased 60.5% from $223,343 in fiscal year ended June 30, 2023, to $358,536 in fiscal year ended June 30, 2024. The management is aiming to find more business opportunities in the overseas market in order to boost sales in the foreseeable future.

Revenue from licensing customers

The revenue from licensing customers represents the income we have received from our corporate clients in the fitness and wellness industry. Revenue from licensing customers has decreased by 72.0% or $388,555 to $151,277 in fiscal year ended June 30, 2024, from $539,832 in fiscal year ended June 30, 2023. The decrease was due to the fact management has strategically postponed the overseas expansions in this area, as the market sentiments are negatively affected by the inflations and the high interest rate in the global market. Nevertheless, we will expand these services again, especially to the Asia market, when the time is right.

Cost of goods sold

Cost of goods sold were $2,881,060 for the fiscal year ended June 30, 2024, and $2,625,821 for the fiscal year ended June 30, 2023, an increase of $255,239, or 9.7%. Cost of goods sold consist primarily of the merchandise costs, the freight costs, and also other related purchase costs like the custom duties. The increase was in line with the increase in our sales orders of merchandise revenues. Our cost of goods sold account for 64.5% and 54.7% of our total revenue for the fiscal year ended June 30, 2024 and fiscal year ended June 30, 2023, respectively. The ratio for cost of goods sold to revenue has increased mainly because the management has lowered the selling prices strategically in general to cope with the economic conditions in Australia.

Gross Profit

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Gross Profit	1,585,715	2,173,401	(587,686)	-27.0%
Gross Profit Margin	35.5%	45.3%		-9.8%

Gross profit was $1,585,715 for the fiscal year ended June 30, 2024, and $2,173,401 for the fiscal year ended June 30, 2023, a decrease of $587,686, or 27.0%. The decrease was a combined result of the decrease in merchandise revenues and service revenue. The Gross Profit margin decreased 9.8% from 45.3% in the fiscal year June 30, 2023, to 35.5% in the fiscal year ended June 30, 2024. The drop in gross profit margin was because management has lowered the selling prices strategically in general to cope with the economic conditions in Australia.

Personnel Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Personnel expenses	951,451	965,395	(13,944)	-1.4%
as percentage of revenue	21.3%	20.1%		1.2%

Personnel expenses were $951,451 for the fiscal year ended June 30, 2024, and $965,395 for the fiscal year ended June 30, 2023, a slight decrease of $13,944, or 1.4%. Personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment expenses. The Personnel Expenses for the fiscal year ended June 30, 2024 is similar to the fiscal year ended June 30, 2023. Management always aims to hire the right people for each different tasks, and to maintain an effective and efficient operational team in the right size.

Consulting fees

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Consulting fees	5,468,126	0	5,468,126	N/A
as percentage of revenue	122.4%	0.0%		122.4%

Management of the Company was planning to do a second round of fund raising after the IPO and has engaged several external consultants to assist the process. As a result, the Company has incurred $5,468,126 of consulting fess in the fiscal year ended June 30, 2024. These consulting fees are considered as one-off in nature and may not be recurring in future years.

General and Administrative Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
General and administrative expenses	2,452,954	888,141	1,564,813	176.2%
as percentage of revenue	54.9%	18.5%		36.4%

General and administrative expenses were $2,452,954 for the fiscal year ended June 30, 2024 and $888,141 for the fiscal year ended June 30, 2023, an increase of $1,564,813, or 176,2%. General and administrative expenses consist primarily of insurance, warehouse costs and other corporate expenses. The increase in general and administrative expenses mainly due to several one-off in nature expenses which were incurred during the fiscal year ended June 30, 2024, which includes but not limited to, research and development costs of $798,684 for the mobile application development, the doubtful debt provision of $579,265, legal and professional fees of $218,755 which was related to the IPO. These expenses were mainly one-off in nature, and if they are excluded the overall general and administrative expenses have remained stable as compared to the previous fiscal year.

Sales and Marketing Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Sales and marketing expenses	351,298	454,995	(103,697)	-22.8%
as percentage of revenue	7.9%	9.5%		-1.6%

Sales and marketing expenses were $351,298 for the fiscal year ended June 30, 2024, and $454,955 for the fiscal year ended June 30, 2023, a decrease of $103,697, or 22.8%. Sales and marketing expenses consisted primarily of advertising and marketing expenses on various online platforms. The decrease was due to the fact the company has cut costs in the view of the economic conditions in Australia. The sales and marketing expenses, as a percentage of total revenue, have decreased to 7.9% for the fiscal year ended June 30, 2024, from 9.5% for the fiscal year ended June 30, 2023. The decrease is mainly due to the consumer confidence in Australia was weak during the fiscal year ended June 30, 2024, and the ability for sales and marketing activities to generate sales has decreased. Therefore, the management has reduced its spendings on sales and marketing accordingly.

Operating lease expense

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Operating lease expense	284,169	198,914	85,255	42.9%
as percentage of revenue	6.4%	4.1%		2.2%

Amortization of right of use asset refers to the amortization of the finance lease for our office and warehouse. It accounts for 6.4% and 4.1% of revenue for the fiscal year ended June 30, 2024 and 2023, respectively. The absolute amount is $284,169 and $198,914 for the fiscal year ended June 30, 2024 and 2023, respectively. The increase is mainly due to the expiration of the previous rental agreement, and the rental cost pursuant to the new lease agreement is relatively higher.

Depreciation expense

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Depreciation expense	10,385	12,268	(1,883)	-15.3%
as percentage of revenue	0.2%	0.3%		0.0%

Depreciation expense was $10,385 and $12,268 for the fiscal year ended June 30, 2024 and 2023, respectively. It was derived from the depreciation of a motor vehicle.

Income from Operations

The Company had loss from operations of $7,998,507 for the fiscal year ended June 30, 2024, and $346,312 for the fiscal year ended June 30, 2023, an increase of $7,652,195. The increase in loss was a result of the drop in total revenues while the operating expenses were increasing.

IPO related expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
IPO related expenses	50,523	662,418	(611,895)	-92.4%
as percentage of revenue	1.1%	13.8%		-12.7%

The IPO related expenses include the accounting fee, auditing fee, legal fee, and consulting fee which are incurred due to the Initial Public Offering project and are not related to the daily operations of the Company. The IPO related expenses have decreased significantly by 92.4% from $662,418 for the fiscal year ended June 30, 2023, to $50,523 for the fiscal year ended June 30, 2024. The decrease was mainly due to the IPO was completed in August 2023.

Unrealized loss on investment

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Unrealized loss on investment	(354,781)	(529,488)	174,707	-33.0%
as percentage of revenue	-7.9%	-11.0%		3.1%

The Company had purchased some securities on the Hong Kong stock exchange for investment purpose in the fiscal year June 30, 2022. The unrealized loss on investment was attributable to the investment valued below the historical purchase cost in the fiscal year June 30, 2022.

Other Income and other expense, net

Other income was $121,889 for the fiscal year ended June 30, 2024 which was mainly referring to the profit of the disposal of lease asset of $77,499 and an exchange difference of $44,390. For the fiscal year ended June 30, 2023, there was a net other income of $9,885, which was mainly referring to the governmental subsidy provided for staff parental leaves.

Interest Income

Interest income was $2,574 for the fiscal year ended June 30, 2024 and $1,978 for the fiscal year ended June 30, 2023.

Interest Expense

Interest expense was $1,242,140 for the fiscal year ended June 30, 2024 and $92,800 for the fiscal year ended June 30, 2023, an increase of $1,149,340, or 1238.5%. The increase was mainly due to the interest expense in fiscal year ended June 30, 2024 included a debt discount of $1,108,088. On January 15, 2024, the Company issued the Convertible Notes with a principal amount of $3,600,000 for the funding amount of US$3,312,000. In addition, the note holder received an aggregate 5,645,455 warrants, and based on the Black Scholes model, the fair value of these warrants are valuated at $820,088 in total. Hence, there is a debt discount of $1,108,088 incurred in the fiscal year ended June 30, 2024.

Income tax credit

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Income tax credit	(209,343)	(25,761)	(183,582)	712.6%
effective tax rate	-0.4%	-1.6%		-1.1%

Income tax credit was $209,343 for the fiscal year ended June 30, 2024 and income tax credit was $25,761 for the fiscal year ended June 30, 2023, an increase of $183,582, or 712.6%. The effective tax rate has decreased from (1.6)% for the fiscal year ended June 30, 2023 to (0.4)% for the fiscal year ended June 30, 2024. The applicable corporate tax rate in Australia was 25% for the fiscal year ended June 30, 2024 and 2023. However, there are several material items which are either tax exempted or non-tax deductible. These items include, but are not limited to, government subsidy tech boost, stock issued for services expense, IPO related expenses, provision for bad debt, unrealized loss on investments, fair value adjustment on financial instruments etc. The combined effect of the aforesaid items would make the effective tax rates move away from the applicable corporate tax rate.

Net loss and comprehensive loss

Net loss was $9,312,145 and $1,593,394 for the fiscal year ended June 30, 2024 and 2023 respectively, an increase of $7,718,751, or 4.8 times.

Comprehensive loss was $9,325,818 for the fiscal year ended June 30, 2024 and $1,620,457 for the fiscal year ended June 30, 2023, a difference of $7,705,361.

The net loss and comprehensive loss were a result of the drop in revenue, and the negative effect caused by various other items, such as the provision for bad debt, IPO related expenses, the unrealized loss on investment, and additional interest related to the debt discount, in the fiscal year of June 30, 2024.

Normalized Loss

The net loss includes some extraordinary items which may not reflect the true picture of the operations of the Company. For the fiscal year ended June 30, 2024, the extraordinary items include the consulting fees related to the 2nd round of fund raising of $5,468,126, a debt discount of $1,108,088 the unrealized loss on investment of $266,086, and IPO related expenses of $50,523. If we take out the effect of these extraordinary items, the normalized net loss would be $2,419,322 for the fiscal year ended June 30, 2024, an increase of $1,885,462 or 353.2% as compared to the fiscal year ended June 30, 2023.

For the fiscal year ended June 30, 2023, the extraordinary items include the IPO related expenses of $662,418, and the unrealized loss on investment of $397,116, net of tax. All of these items are not related to our normal operations. If we take out the effect of these extraordinary items, the normalized net loss would be $533,860 for the fiscal year ended June 30, 2003.

Current Liquidity and Capital Resources for the fiscal year ended June 30, 2024 compared to fiscal year ended June 30, 2023

	2024	2023
Summary of Cash Flows:
Net cash used in operating activities	$(12,253,539)	$(373,104)
Net cash used in investing activities	(2,500,000)	-
Net cash provided by (used in) financing activities	15,469,405	(79,064)
Foreign currency translation	(13,673)	(27,063)
Net change in cash and cash equivalents	702,193	(479,231)
Beginning cash and cash equivalents	236,821	716,052
Ending cash and cash equivalents	$939,014	$236,821

Operating Activities

Cash used in operating activities of $12,253,539 during the year ended June 30, 2024 was primarily a result of our net loss of $9,312,145 reconciled with our changes in operating assets and liabilities, which include primarily (i) increase in prepaid offering costs of $1,999,475 as the company is aiming for raising additional capital from the equity market after the IPO; (ii) an increase in inventories of $1,914,007 as the management is expanding the inventories to cope with the growth in sales of consumable products in overseas markets; (iii) increase in accounts receivable of $449,210 which mainly due to the sales of consumable products have relatively longer credit period; (iv) increase in deposits and prepaid of $303,457 due to the prepayment of costs related to new fund raising; (v) increase in deferred tax assets of $209,768 which mainly due to the timing effect of the accumulated tax losses; and partially offset by (vi) the amortization of the debt discount of $1,108,088 attributed to the issuance of convertible promissory notes; (vii) a bad debt provision of $579,265 attributable to long outstanding debtors; and (viii) an unrealized loss in investments of $354,781 due to the fall in share prices of the investments.

Cash used in operating activities of $373,104 during the year ended June 30, 2023 was primarily a result of our net loss of $1,593,394reconciled with our changes in operating assets and liabilities, which include primarily (i) an unrealized loss in investments of $529,488 due to the fall in share prices of the investments; (ii) Stock issued for services of $560,000 due to fund raising activities; (iii) bad debt provision of $426,971 due to recoverability problems, (iv) a decrease in inventory of $393,636 which is in-line with the decrease in revenue; and (v) an increase in trade and other payables of $363,694 because the management has obtained better credit terms from the supplier in the fiscal year ended June 30, 2023; partially offset by (vi) net increase in net account receivables of $560,215 due to increase in corporate client sales; (vii) a decrease in deferred revenue of $263,625 which is inline with the drop in sales and; (viii) a decrease in income tax payable of $169,615 due to the net loss in the fiscal year ended June 30, 2023.

Investing Activities

The cash used in investing activating for the fiscal year ended June 30, 2024 represents an investment in note receivables of $2,500,000.

There is no investing activity for the year ended June 30, 2023.

Financing Activities

Net cash from financing activities was $15,469,405 for the fiscal year ended June 30, 2024, versus net cash used in financing activities of $79,064 for the fiscal year ended June 30, 2023.

The net cash from financing activities was for the fiscal year ended June 30, 2024 includes the net proceeds raised in the IPO of $13,614,983, $1,840,000 raised in the issuance of the convertible promissory note, and a minor addition working capital provided by a related party of $14,422.

The net cash used in financing activities for the fiscal year ended June 30, 2023 was due to the repayment of intercompany balance to a related company.

Future Capital Requirements

Our capital requirements for the fiscal year ending June 30, 2025 and beyond, will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

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

Name	Age	Position(s)
Yinying Lu	43	Chief Executive Officer and Director
Jamarson Kong	45	Chief Financial Officer
Jieting Zhao	45	Director
Jun Wu	39	Independent Director
Lawrence W. Leighton	90	Independent Director
Daniel J. Ross	56	Independent Director

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

Lawrence W. Leighton has served as an independent director since August 2023. Mr. Leighton is an experienced investment banker with a strong background in international finance and mergers and acquisitions. He has represented many major international companies throughout his career, including Pernod Ricard SA (ENXTPA:RI), and Verizon Communications Inc. (NYSE: VZ). He joined Bentley in 1997 as a Managing Director. Starting in 1989 he was President and Chief Executive Officer of UI USA, the US subsidiary of Union d’Ètudes et d’Investissements, the merchant banking arm of Crédit Agricole SA (ENXTPA:ACA), the largest bank in France. Mr. Leighton joined Chase Investment Bank in 1982 as a Managing Director, where he focused on cross-border mergers. Previously, he was a Limited Partner at Bear, Sterns & Co., also focusing on international mergers and acquisitions. Starting in 1974, he was with Norton Simon as the Director of Strategic Planning/Mergers & Acquisitions, where he was responsible for several significant acquisitions for that company, including Avis Rent-A-Car. Before Norton Simon, Mr. Leighton was with Clark, Dodge & Co. where he became Co-Head of the Corporate Finance Department. He began his extensive investment banking career at Kuhn, Loeb & Co. Mr. Leighton is on the Board of Trustees of the Gillen Brewer School and is a Director Emeritus of the Waterford Institute and the Princeton Club of New York. He received his B.S.E. degree from Princeton University and an M.B.A. from Harvard Business School. Due to his strong experience in investment banking, mergers and acquisitions, and international finance, we believe Mr. Leighton is well-qualified to serve as a director

Daniel J. Ross has served as an independent director since August 2023. Mr. Ross brings nearly 30 years of experience in legal transactions and legal compliance. Since December 2018, he has served as General Counsel to Tandy Leather Factory, Inc., overseeing all legal and legal compliance matters for the specialty retailer. Since September 2015, he has also provided freelance legal services to companies in a variety of industries. From March 2001 to August 2015, Mr. Ross served as in-house counsel to Coach, Inc., most recently as Senior VP and Deputy General Counsel. Mr. Ross holds a JD degree from the University of Chicago Law School and a B.A. from Yale University.

Family Relationships

No family relationship exists between any of our directors and executive officers.

6B. Compensation

The following table sets forth certain information with respect to compensation for the year ended June 30, 2024 earned by or paid to our principal executive officer, our principal financial officer, and our other most highly compensated executive officers (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Deferred Compensation Earnings	Other	Total ($)
Yinying Lu, CEO	2024	110,012	-	-	-	-	-	110,012
Jamarson Kong, CFO	2024	101,642	-	-	-	-	-	101,642

For the fiscal year ended June 30, 2022, Yinying Lu was compensated $95,411 in salary and $10,972 in annuities, pensions and retirement benefits for services as a director of GD. For the fiscal year ended June 30, 2023, Ms. Lu was compensated $92,969 in salary and $9,762 in annuities, pensions and retirement benefits for services as a director of GD. For the fiscal year ended June 30, 2024, Ms. Lu was compensated $110,012 in salary and $13,751 in annuities, pensions and retirement benefits for services as a director of GD.

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

For the fiscal year ended June 30, 2023, we did not compensate any other executive directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors. For the fiscal year ended June 30, 2024, we have also compensated our executive director Ms. Jieting Zhao a director fee of $26,667.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2024, we had no outstanding equity awards.

6C. Board Practices

Board of Directors

Our board of directors consists of five (5) directors, comprising two (2) directors and three (3) independent directors. Subject to making appropriate disclosures to the board of directors in accordance with our amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. A director may exercise all the powers of the Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board of directors. We also achieved gender and demographic background diversity by having 2 female directors and 3 directors who are underrepresented individuals in our home country jurisdiction. Our board of directors is well balanced and diversified in alignment with our business development and strategy objectives.

Board Diversity Matrix (As of the date of this annual report)

Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	3
LGBTQ+	0
Did not Disclose Demographic Background	0

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

Duties of Directors

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our amended and restated memorandum and articles of association provide that a director must disclose the nature and extent of any material interests or duty in any contract or arrangement, provided that the required notice has been given to the other directors, a director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly and may be counted in the quorum at such meeting. However, even if a director discloses his interest and is therefore permitted to vote, he must still comply with his duty to act bona fide in the best interest of our company.

6D. Employees

As of June 30, 2024, we have a total of 15 employees and all of them are full-time employees—5 employees serve as management, 5 employees serve as sales and marketing, 4 employees serve as warehouse management, and 1 employees serve as procurement and logistics. All of our employees and contractors are located in Sydney, Australia. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6E. Share ownership

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of November 15, 2024:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

As of the date of this annual report, the Company is authorized to issue 500,000,000 Ordinary Shares with a par value $0.0001 each. The number and percentage of Ordinary Shares beneficially owned are 20,123,386 Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of the Company at 23-25 Mangrove Lane, Taren Point, NSW 2229 Australia. As of the date of this annual report, we have three shareholders of record.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Directors and Executive Officers:
YinYing Lu	-	-%	-%
Jamarson Kong	-	-	-
Jieting Zhao(1)	6,440,000	32.0%	32.0%
Lawrence W. Leighton
Jun Wu	-	-	-
Daniel J. Ross	-	-	-
5% Shareholders:
SKMA Capital and Investment Ltd.(1)	6,440,000	32.0%	32.0%
Flying Height Consulting Services Limited (2)	8,983,636	44.7%	44.7%

(1)	These Ordinary Shares are held by SKMA Capital and Investment Ltd, a company incorporated under the laws of the British Virgin Islands (“SKMA”). Since Jieting Zhao is the 100% owner of SKMA, she is deemed as the beneficial owner of these securities.

(2)	On January 15, 2024, the Company entered into the Private Placement Purchase Agreement with Flying Height Consulting Services Limited (“Flying Height”), pursuant to which the Company issued to Flying Height a three-year 8% senior secured convertible promissory note in the principal amount of $3,600,000, with an 8% original discount and a stock purchase warrant to purchase 5,645,455 Ordinary Shares. On January 19, 2024, Flying Height converted the full amount of the promissory note, and, on March 19, 2024, Flying Height exercised the stock purchase warrant in full via cashless exercise, for an aggregate of 8,983,636 ordinary shares. The address of Flying Height is Flat/Rm 7022, Block D, 7/F, Tak Wing Ind Building 3, Tsun Wen Road, Tuen Mun NT, Hong Kong.

6F. Disclosure of a registrant’s action to recover erroneously awarded compensation

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

Ansa Group Limited (“Ansa”) has provided short term financings to our operating subsidiary GD occasionally. The outstanding balances were $38,808 and $24,386, respectively, as at June 30, 2024 and 2023.

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

10B. Memorandum and Articles of Association

The following description of our share capital and provisions of our Amended and Restated Articles and Memorandum of Association are summaries and do not purport to be complete. Reference is made to our Amended and Restated Articles and Memorandum of Associations filed as an exhibit to this annual report (and which is referred to in this section as, respectively, the “Articles” and the “Memorandum”).

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands (which is referred to in this section as the “Cayman Companies Act”). A Cayman Islands exempted company is a company that conducts its business mainly outside the Cayman Islands and:

● may issue shares with no par value;

● is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

● is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can affect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

● does not have to hold an annual general meeting;

● does not have to make its register of members open to inspection by shareholders of that company;

● may obtain an undertaking against the imposition of any future taxation;

● may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

● may register as a limited duration company; and

● may register as a segregated portfolio company.

Ordinary Shares

Our Ordinary Shares are issued in book entry form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

As of the date of this annual report, the authorized share capital of the Company is $50,000 divided into 500,000,000 Ordinary Shares of $0.0001 par value each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Listing

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FTEL.”

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is Vstock Transfer, LLC.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles, the holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a final dividend, but no dividend may exceed the amount recommended by our directors. Subject to the Cayman Companies Act requirements regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie, and unless provided for by the rights attached to a share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Voting Rights

Any action required or permitted to be taken by the shareholders must be taken at a duly called and quorate general meeting of the shareholders entitled to vote on such action, or in lieu of a general meeting, be effected by a resolution in writing. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each ordinary share, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or one or more shareholders present in person or by proxy entitled to vote and who, individually or collectively, hold at least 10 percent of the voting rights of all those who have a right to vote on the resolution.

A quorum required for a meeting of shareholders consists of one shareholder present if the Company only has one shareholder and two shareholders present if the Company has more than one shareholder. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding at least 10 percent of the rights to vote at such general meeting. Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

Election of directors

Directors may be appointed by an ordinary resolution of our shareholders or by the directors of the Company.

Meetings of directors

At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. If there is a sole director, that director shall be a quorum. A person who holds office as an alternate director shall be counted in the quorum. A director who also acts as an alternate director shall be counted twice towards the quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of Ordinary Shares

Any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Where the Shares in question are not listed on or subject to the rules of any Designated Stock Exchange (as defined in our Amended and Restated Memorandum and Articles of Association), the directors may in their absolute discretion decline to register any transfer of such Shares which are not fully paid up or on which the Company has a lien. The directors may also, but are not required to, decline to register any transfer of any such Ordinary Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by Electronic means, be suspended and the register of Members closed at such times and for such periods as the directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any shares as required by the Cayman Companies Act.

Redemption of Shares

Subject to the Cayman Companies Act, we may by our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option on the terms and in the manner its directors determine before the issue of those shares; and

(b)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase and agree with the shareholder.

Under the Cayman Companies Act, the repurchase of any share may be paid out of our company’s profits, out of our share capital account or out of the proceeds of a fresh issue of shares made for the purpose of such repurchase, or, subject to certain conditions, out of capital. If the repurchase proceeds are paid out of the Company’s capital, the Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act, no such share may be repurchased (1) unless it is fully paid up, (2) if such repurchase would result in there being no shares outstanding, and (3) unless the manner of purchase (if not so authorized under the memorandum and articles of association) has first been authorized by a resolution of our shareholders. In addition, under the Cayman Companies Act, the Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class or series), may be varied either with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Changes in the number of shares we are authorized to issue and those in issue.

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

● increase or decrease the authorized share capital of the Company;

● consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

● subdivide our authorized shares or any of them into shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the share from which the reduced share is derived;.

● convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination; and

● cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Cayman Companies Act, our shareholders may, by special resolution, reduce its share capital in any manner.

Issuance of Additional Shares

Our Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is affected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a) the statutory provisions as to the required majority vote have been met;

(b) the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a) an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b) an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c) an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. Our Articles provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles of association.

Anti-Takeover Provisions in Our Articles

Some provisions of our Articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Act, our directors may only exercise the rights and powers granted to them under our articles for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are: (a) a duty to act in good faith in what the director bona fide considers to be in the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies), (b) a duty not to personally profit from opportunities that arise from the office of director, (c) a duty of trusteeship of the company’s assets (d) a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and (e) a duty to exercise powers for the purpose for which such powers were conferred. A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may be reasonably expected from a person of his or her knowledge and experience. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Our independent director nominees will also serve as members of the audit committee, the compensation committee, and the nomination and corporate governance committee of the board upon the effectiveness of the registration statement and have additional duties under the charters of the committees.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten per cent of our paid up voting share capital deposited in accordance with the notice provisions in the Articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Act, our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our Articles of Association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (d) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (e) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Act and our Articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if the Company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Act and our Articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied if one of the following applies:  (a) the shareholders holding not less than two thirds of the issued shares of that class consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Act, our Articles may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity. Where permitted and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act(Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act(Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the Company pursuant to the Data Protection Act, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a ‘data controller’, whilst certain of the Company’s service providers, affiliates and delegates may act as ‘data processors’ under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the Company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils the Company’s obligation in this respect) (b) the right to obtain a copy of your personal data (c) the right to require us to stop direct marketing (d) the right to have inaccurate or incomplete personal data corrected (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial) (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data (h) the right to complain to the Office of the Ombudsman of the Cayman Islands and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

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

On January 15, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Flying Height Consulting Services Limited (“Flying Height”). Pursuant to the Purchase Agreement, the Company issued to Flying Height a three-year 8% senior unsecured convertible promissory note in the principal amount of $3,600,000, with an 8% original issue discount (the “Note”) and, as additional consideration for the purchase of the Note, a stock purchase warrant to purchase 5,645,455 Ordinary Shares (the “Warrant”), for the funding amount of $3,312,000. The proceeds from the sale of the Note and Warrant shall be used by the Company for general working capital.

Pursuant to the Note, Flying Height may convert all or any part of the remaining outstanding principal amount of the Note and unpaid interest on the date of conversion into fully paid and non-assessable Ordinary Shares, at any time after the issuance of the Note until the later of (i) January 15, 2027, the maturity date of the Note and (ii) the date of payment upon any event of default. The conversion price of the Note is equal to the lowest closing price for the Company’s Ordinary Shares as reported on The Nasdaq Capital Market during the five (5) trading days immediately preceding the date of conversion, provided, however, that the Conversion Price shall not be lower than $0.80 per share (the “Floor Price”). The Conversion Price and the Floor Price are subject to equitable adjustments for stock splits, stock dividends, combinations, recapitalization, reclassifications, extraordinary distributions and similar events. In addition to voluntary conversion rights of Flying Height, the Company will have the right, but not the obligation, at any time after six months following the date of the issuance of the Note, to require Flying Height to convert the outstanding principal amount of the Note and unpaid interest into Ordinary Shares if the closing price per share of Ordinary Shares exceeds $10.00 per share as reported on The Nasdaq Capital Market.

The Warrant entitles Flying Height to purchase up to 5,645,455 Ordinary Shares of the Company, commencing on January 15, 2024, the date of the issuance of the Warrant, and ending on the date that is sixty (60) months from the date of the issuance of the Warrant at an exercise price of $1.056 per share, subject to customary adjustments. The Warrant includes a cashless exercise option.

The issuances of the Note and Warrant were, and, upon conversion of the Note and exercise of the Warrant to Ordinary Shares, will be, exempt from registration requirements in reliance upon Section 4(a)(2) the Securities Act, and/or Rule 506(b) of Regulation D and/or Regulation S, as promulgated by the SEC thereunder. At the time of their issuance, the Note and the Warrant were deemed to be restricted securities for purposes of the Act and will bear restrictive legends to that effect.

On January 19, 2024, Flying Height converted the Note in full and, on March 19, 2024, Flying Height exercised the Warrant via cashless exercise in full, for the aggregate of 8,983,636 Ordinary Shares.

The Purchase Agreement, Note, and Warrant are attached as Exhibits 10.1, 4.1, and 10.2, respectively, to the Company’s Form 6-K filed on January 18, 2024 and incorporated herein by reference.

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

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

In the Extraordinary General Meeting on January 8, 2024, the Memorandum and Articles of Association was amended and restated to reflect, among others: (i) the ability for the Company to hold general meetings virtually; (ii) the different requirements as to the transfer of listed shares and non-listed shares; (iii) the ability to pass an ordinary resolution in writing signed by the required majority of members subject to satisfying certain conditions and (iv) other clarification changes.

On August 7, 2023, the Company entered into the Underwriting Agreement with Revere Securities LLC and R.F. Lafferty & Co., Inc., as representatives of the several underwriters listed on Schedule 1 to the Underwriting Agreement (the “Representatives”), relating to the Company’s initial public offering (the “IPO”) of 3,000,000 Ordinary Shares. On August 10, 2023, the Company closed its IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-267778), which was initially filed with the SEC on October 7, 2022, as amended, and declared effective by the SEC on August 7, 2023 (the “Registration Statement”). The Ordinary Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. The underwriters were granted a 45-day option to purchase up to additional 450,000 Ordinary Shares to cover over-allotments, if any.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of June 30, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of June 30, 2024, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting described above, management has identified a material weakness in our internal control over financial reporting as of June 30, 2024 as a result of the accounting and disclosure requirements surrounding the warrants issued during the fiscal year. As a result of the above material weakness, we concluded that our internal control over financial reporting was ineffective as of June 30, 2024 .

In an effort to remediate the identified material weaknesses in our internal control over financial reporting and enhance our internal controls, our management is currently in the process of implementing additional training programs on financial derivatives accounting and disclosure matters for our finance staff.

However, we cannot assure you that we will remediate our material weakness in a timely manner, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares—If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Ordinary Shares may be adversely impacted.”

Management believes that our consolidated financial statements included in this annual report on Form 20-F have been prepared in accordance with generally accepted accounting principles. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of June 30, 2024 due to the material weakness described above, our chief executive officer and chief financial officer have concluded that, based on such officer’s knowledge, the financial statements and other financial information included in this annual report on Form 20-F fairly present in all material respects the financial position, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

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

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated. We did not pay any other fees to during the periods indicated below.

	Year Ended June 30,
	2024	2023
Audit Fees	$95,664	$70,640
Audit-Related Fees	20,300	32,700
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$115,964	$103,340

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F. Change in Registrant’s Certifying Accountant.

On September 13, 2024, the Company was advised that the Company’s independent registered public accounting firm, Accell Audit and Compliance, P.A. (“Accell”), was ceasing to provide PCAOB audit services and that all of the existing PCAOB clients of Accell are required to engage new audit firms to fulfill their annual PCAOB audit requirements. On September 13, 2024, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company dismissed Accell. The Company has retained Astra Audit & Advisory LLC (“Astra”) as Accell’s successor.

The audit reports of Accell on the Company’s consolidated financial statements as of and for the years ended June 30, 2023 and 2022 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the last two fiscal years ended June 30, 2023 and 2022 and through September 13, 2024, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) with Accell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to Accell’s satisfaction, would have caused Accell to make reference in connection with their opinion to the subject matter of the disagreement, and (ii) there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

On September 13, 2024, the Audit Committee approved the appointment of Astra, effective September 13, 2024, as the Company’s new independent registered public accounting firm.

During the two fiscal years ended June 30, 2023 and 2022 and through September 13, 2024, the Company has not consulted with Astra regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report or oral advice was provided to the Company that Astra concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

Accell addressed a letter to the SEC stating that it concurs with the statements made by the Company with respect to Accell. A copy of such letter was included in the Company’s report on Form 6-K furnished with the SEC on September 13, 2024, which is hereby incorporated by reference as Exhibit 15.1 to this annual report on Form 20-F.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Our board of directors has also adopted a compensation recovery policy required by the Nasdaq Listing Rule 5608, the form of which is attached as Exhibit 97.1 to this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy

We have implemented processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall risk management system.

We have developed a cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, a program of monitoring our network, testing of aspects of our security posture, an incident response program, and cybersecurity awareness training for employees. We regularly monitors the performance of our apps, platform, and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

We do not engage any third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our Company.

At management level, our Chief Executive Officer and Chief Financial Officer are responsible for assessing, identifying and managing material risks from cybersecurity threats to our Company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our executive officers shall meet with the board of directors (i) in connection with each current report to furnish information concerning any material cybersecurity incident, report the status of any material cybersecurity incidents or material risks from cybersecurity threats to our Company, if any, and the relevant disclosure issue, and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F.

If a cybersecurity incident occurs, our executive officers will promptly organize relevant personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our executive officers will promptly report the incident and assessment results to our board of directors and external legal counsel, to the extent appropriate. Our executive officers shall prepare disclosure material on the cybersecurity incident for review and approval by the board of directors, and external legal counsel (if necessary), before it is disseminated to the public.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19. Exhibits.

Exhibit No.	Description
1.1	Amended and Restated Memorandum & Articles of Association (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on January 9, 2024).
1.2	Certificate of Registration of See Trading Co. Pty Ltd (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

1.3	Certificate of Registration of See Trading Co. Pty Ltd (name change to GD Wellness Pty Ltd) (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

1.4	Certificate of Registration of See Trading Co. Pty Ltd (name change to GD Wellness Pty Ltd) (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

1.5	Certificate of Registration of KMAS Capital and Investment Pty Ltd (incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

2.1	Share Exchange Agreement, dated as of May 5, 2022, by and among Fitell Corporation, KMAS Capital and Investment Pty Ltd, and SKMA Capital and Investment Ltd. (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

2.3	Representatives’ Warrants (included in Exhibit 4.1).

2.4	Description of Securities (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 30, 2023).

4.1	Underwriting Agreement dated August 7, 2023 by and between the Company and the Representatives (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 10, 2023).

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

68

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

4.9	Securities Purchase Agreement dated January 15, 2024, by and between the Company and Flying Height Consulting Services Limited (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on January 18, 2024).

4.10	Senior Unsecured Convertible Promissory Note dated January 15, 2024, in the principal amount of $3,600,000 issued by the Company to Flying Height Consulting Services Limited (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on January 18, 2024).

4.11

Warrant dated January 15, 2024, issued by the Company to Flying Height Consulting Services Limited (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on January 18, 2024).

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

11.2*	Insider Trading Policy of the Registrant.

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter to the Securities and Exchange Commission dated September 13, 2024, from Accell Audit and Compliance, P.A. (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on September 13, 2024).

97.1*	Compensation Recovery Policy of the Registrant.

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FITELL CORPORATION (Registrant)

Date: November 15, 2024	By:	/s/ Yinying Lu
	Name:	Yinying Lu
	Title:	Chief Executive Officer (Principal Executive Officer)

70

Fitell Corporation

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended

June 30, 2024 and 2023

FITELL CORPORATION

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Fitell Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Fitell Corporation and subsidiaries (the Company) as of June 30, 2024, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has incurred net losses and negative cash flow from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

PCAOB Firm ID #6920

Tampa, Florida

November 15, 2024

3702 W Spruce St #1430 ● Tampa, Florida 33607 ● +1.813.441.9707

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Fitell Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Fitell Corporation and subsidiaries (the “Company”) as of June 30, 2023, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

Tampa, Florida

October 24, 2023

3001 N. Rocky Point Dr. East, Suite 200 ● Tampa, Florida 33607 ● +1.813.367.3527

FITELL CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$939,014	$236,821
Investment in marketable securities	124,963	494,275
Accounts receivable, net	60,042	174,341
Inventory, at cost	2,439,793	525,786
Capital receivables of convertible notes	1,472,000	-
Note receivable	2,500,000	-
Deposits and prepaids	316,869	13,412
Prepaid offering costs	1,200,000	5,317,866
Total current assets	9,052,681	6,762,501

Property and equipment, net	27,133	38,743
Operating right of use asset, net	557,798	605,794
Deferred tax asset, net	342,122	132,354
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$11,478,290	$9,037,948

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,210,956	$1,168,723
Deferred revenue	209,100	238,351
Income tax payable	408,681	486,058
Due to related parties	38,808	24,386
Current portion of operating lease liability	278,432	212,062
Total current liabilities	2,145,977	2,129,580

Accrued employee benefits, non-current	21,520	18,430
Operating lease liability, less current portion	301,921	473,015
Total liabilities	2,469,418	2,621,025

Commitments and contingencies (Note 9)

Stockholders’ equity:
Common stock, $0.0001 par value; 500,000,000 shares authorized, 20,123,386 and 8,120,000 shares issued and outstanding at June 30, 2024 and 2023, respectively	2,012	812
Additional paid-in capital	19,014,389	7,097,822
Accumulated other comprehensive loss	(13,737)	(64)
Accumulated deficit	(9,993,792)	(681,647)
Total stockholders’ equity	9,008,872	6,416,923
Total liabilities and stockholders’ equity	$11,478,290	$9,037,948

The accompanying notes are an integral part of these consolidated financial statements.

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2024	2023

Revenues:
Merchandise revenue	$3,956,962	$4,036,047
Sales of consumable products	358,536	223,343
Revenue from licensing customers	151,277	539,832
Total revenues	4,466,775	4,799,222

Cost of goods sold	(2,881,060)	(2,625,821)

Gross profit	1,585,715	2,173,401

Operating expenses:
Consulting fees	5,468,126	-
General and administrative expenses	2,452,954	888,141
Personnel expenses	951,451	965,395
Sales and marketing expenses	351,298	454,995
Operating lease expense	284,169	198,914
Licensing fees	65,839	-
Depreciation expense	10,385	12,268
Total operating expenses	9,584,222	2,519,713

Loss from operations	(7,998,507)	(346,312)

Other income (expenses):
IPO related expenses	(50,523)	(662,418)
Unrealized loss on investments	(354,781)	(529,488)
Other income	121,889	9,885
Interest income	2,574	1,978
Interest expense	(1,242,140)	(92,800)
Total other expenses	(1,522,981)	(1,272,843)

Loss before taxes	(9,521,488)	(1,619,155)

Income tax benefit	(209,343)	(25,761)

Net loss	(9,312,145)	(1,593,394)
Foreign currency translation adjustment	(13,673)	(27,063)
Comprehensive loss	$(9,325,818)	$(1,620,457)

Basic and diluted loss per share on net loss	$(0.66)	$(0.21)

Weighted average shares outstanding - basic and diluted	14,020,251	7,714,959

The accompanying notes are an integral part of these consolidated financial statements.

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2024 AND 2023

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit)	Total
Balance July 1, 2022	7,000,000	$700	-	$(56)	$1,497,990	$26,999	$911,747	$2,437,380

Stock issued for services	1,120,000	112	-	-	5,599,888	-	-	5,600,000

Settlement of stock subscription	-	-	-	56	(56)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(27,063)	-	(27,063)

Net loss	-	-	-	-	-	-	(1,593,394)	(1,593,394)

Balance June 30, 2023	8,120,000	$812	-	$-	$7,097,822	$(64)	$(681,647)	$6,416,923

Funds raised in IPO	3,000,000	300	-	-	7,497,342	-	-	7,497,642

Share issued for conversion of debt	4,090,909	409	-	-	3,599,591	-	-	3,600,000

Share issued pursuant to warrants of the convertible notes	4,892,727	489	-	-	819,599	-	-	820,088

Share issued pursuant to underwriter’s warrants	19,750	2	-	-	35	-	-	37

Foreign currency translation adjustment	-	-	-	-	-	(13,673)	-	(13,673)

Net loss	-	-	-	-	-	-	(9,312,145)	(9,312,145)

Balance June 30, 2024	20,123,386	$2,012	-	$-	$19,014,389	$(13,737)	$(9,993,792)	$9,008,872

The accompanying notes are an integral part of these consolidated financial statements

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30,
	2024	2023
Cash Flows from Operating Activities
Net loss	$(9,312,145)	$(1,593,394)

Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	10,385	12,268
Amortization of right of use assets	284,169	198,914
Bad debt provision	579,265	426,971
Unrealized loss on investments	354,781	529,488
Amortization of debt discount	1,108,088	-
Stock issued for services	37	560,000
Changes in operating assets and liabilities
Accounts receivable, net	(449,210)	(560,215)
Inventory, at cost	(1,914,007)	393,636
Deposits and prepaids	(303,457)	(61,177)
Prepaid offering costs	(1,999,475)	-
Operating lease liability	(340,897)	(202,437)
Deferred tax asset	(209,768)	(20,759)
Accounts payable and accrued expenses	42,233	363,694
Deferred revenue	(29,251)	(263,625)
Income tax payable	(77,377)	(169,615)
Accrued employee benefits, non-current	3,090	13,147
Net cash from activities	(12,253,539)	(373,104)

Cash Flows from Investing Activities
Investment in note receivable	(2,500,000)	-
Net cash from investing activities	(2,500,000)	-

Cash Flows from Financing Activities
Net activity on due to related parties	14,422	(79,064)
Funds raised in IPO, gross	13,614,983	-
Funds raised in convertible notes	1,840,000	-
Net cash from financing activities	15,469,405	(79,064)

Foreign currency translation adjustment	(13,673)	(27,063)

Change in cash and cash equivalents	702,193	(479,231)

Cash and cash equivalents at beginning of period	236,821	716,052

Cash and cash equivalents at end of period	$939,014	$236,821

Supplemental Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$247,313	$80,375

The accompanying notes are an integral part of these consolidated financial statements

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30,
	2024	2023
Non-Cash Investing and Financing Activities

Stock issued for prepaid IPO services	$-	$5,040,000

Capital receivable of convertible notes	$1,472,000	$-

Operating lease liability and right of use asset	$836,697	$-

Conversion of debt to equity	$3,600,000	$-

Conversion of warrants of convertible notes to equity	$820,088	$-

Conversion of underwriter’s warrant to equity	$37	$-

The accompanying notes are an integral part of these consolidated financial statements.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Fitell Corporation (the “Company”) was incorporated in the Cayman Islands on April 11, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of selling gym and fitness equipment in Australia through its indirectly held wholly owned subsidiary that are incorporated and domiciled in Australia, namely GD Wellness Pty Ltd (“GD”). The Company holds GD via a wholly owned subsidiary, namely KMAS Capital and Investment Pty Ltd (“KMAS”) which is incorporated and domiciled in Australia.

Details of the Company and its subsidiaries are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	June 30, 2024	June 30, 2023	Place of incorporation	Principal activities
Fitell Corporation	April 11, 2022	Parent	Parent	Cayman Islands	Investment holdings

KMAS Capital and Investment Pty Ltd	July 26, 2016	100%	100%	Australia	Investment holdings

GD Wellness Pty Ltd	July 22, 2005	100%	100%	Australia	Sales of gym and fitness equipment

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

Basic of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Concentrations of vendors

During the fiscal year ended June 30, 2024, there are two vendors which accounts for more than 10% of the Company total purchases individually, and they account for 23.68% and 16.83% of the total purchases respectively. During the fiscal year ended June 30, 2023, there are three vendors which accounts for more than 10% of the Company total purchase individually, and they account for 28.63%, 16.55%, and 10.66% of the total purchases respectively. As of June 30, 2024 and 2023, three and four vendors, respectively, account for 60% and 58% of total accounts payable, respectively.

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

Revenue Recognition

The Company generates it main income source from the sales of merchandise, which includes the sales of various gym equipment and fitness products. It recognizes this merchandise revenue in accordance with Accounting Standards Update   (“ASU”) 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon shipment. The Company offers refunds, repairs and replacements in accordance with the Australian Consumer Law. The Company recognized the sales discount and returns against its revenues in the same period as the original sales transaction.

The Company also occasionally sells various consumable products. These products include, but are not limited to, coffee and nutritional supplement products. Similar to the aforesaid merchandise revenue, it also recognizes the revenue in accordance with Topic 606 upon shipment. If the Company provided a sales discount or allowed sales returns, it is recognized against its revenues in the same period as the original sales transaction.

The Company also provides licensing services and gym equipment to gym studios in overseas. These services include, but are not limited to, providing the brand name, and offer initial design services to these gym studios. Similar to the aforesaid merchandise revenue, it also recognizes the revenue in accordance with Topic 606 based on the straight-line basis over the contractual service period.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Revenue

The Company recognized the deposits received from its customers as deferred revenue if the goods or service is not delivered. It would be recognized as revenue after the goods or service is delivered. During the fiscal years ended June 30, 2024 and 2023, a total of $238,351 and $501,976, respectively, of deferred revenue was recognized into merchandise revenue. At June 30, 2024 and 2023, a total of $209,100 and $238,351, respectively, of revenue has been deferred to be recognized in future periods as merchandise revenue.

Stock-based Compensation

The Company records stock-based compensation in accordance with the provisions of the Accounting Standards Codification (“ASC”) 718, “Accounting for Stock Compensation,” which establishes accounting standards for the transaction in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC 718, the Company recognizes an expense for the fair value of its stock awards at the time of the grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. During the fiscal year ended June 30, 2024, there was no stock-based compensation. During the fiscal year ended June 30, 2023, the Company has issued 1,120,000 shares for services, and the value of those shares were determined at $5.00 which was same as the IPO price on August 8, 2023.

Prepaid Offering Costs

Prepaid offering costs are accounted for under ASC 340-10 and consist of legal, accounting and other costs (including underwriting discounts and commissions) incurred through the balance sheet date that are directly related to IPO or other fundraising and that will be charged upon the completion of the IPO or fundraising.  As of June 30, 2024 and 2023, the Company had prepaid offering costs of $1,200,000 and $5,317,866, respectively.

Customers Loyalty Program

For certain sales transactions, the Company offers loyalty points to its customer based on the dollar value of the transaction which gives the customer the option to acquire additional goods or services at a price that is lower than its stand-alone selling price. In accordance with Topic 606, the Company evaluates whether these loyalty points constitute separate performance obligations and the need to allocate the transaction price between revenue and performance obligation. As of June 30, 2024 and 2023, the Company does not believe that any separate performance obligation under the loyalty program is material.

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

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

ASC Subtopic 825-10, Financial Instruments requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, are approximately fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

The Company accounts for investments in marketable securities in accordance with ASC Topic 825, Financial Instruments. All of the Company’s investments at June 30, 2024 and 2023 are treated as trading securities with the unrealized gains and losses reflected in Other income/(expense) on the consolidated statements of operations and comprehensive loss. During the years ended June 30, 2024 and 2023, the Company recorded an unrealized loss on investments in marketable securities of $354,781 and $529,488, respectively.

Advertising and Promotion

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred. The Company has $351,298 and $454,995 in sales and marketing expenses for the years ended June 30, 2024 and 2023, respectively.

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

The Company records an allowance for potentially excess and obsolete inventory based upon recent sales history, the quantity of inventory on-hand, and a forecast of potential use of the inventory. The Company periodically reviews inventory to identify excess quantities and part numbers that are experiencing a reduction in demand. Any part numbers with quantities identified during this process are reserved for at rates based upon management’s judgment, historical rates, and consideration of possible scrap and liquidation values which may be as high as 100% of cost if no liquidation market exists for the part.

Accounts Receivable

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Account balances deemed to be uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At June 30, 2024 and 2023, the Company has considered an allowance of $585,672 and $426,971, respectively, for doubtful receivable accounts.

Property and Equipment

Property and equipment is stated at cost, net of depreciation. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Depreciation expense totaled $10,385 and $12,268 for the years ended June 30, 2024 and 2023, respectively.

Impairment of Long-Lived Assets

Potential impairments of long lived assets are reviewed when events or changes in circumstances indicate a potential impairment may exist. In accordance with ASC Subtopic 360-10, “Property, Plant and Equipment – Overall”, impairment is determined when estimated future undiscounted cash flows associated with an asset are less than asset’s carrying value.

Intangible Assets

The Company’s intangible assets consist of brand names and goodwill. At June 30, 2024 and 2023, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052 respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the fiscal years ended June 30, 2024 and 2023.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Income (Loss) Per Common Share

The Company computes income (loss) per common share in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Comprehensive Income (loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting comprehensive income (loss) and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. The component of comprehensive loss totaling $13,673 and $27,063 for the years ended June 30, 2024 and 2023, respectively, related to foreign currency translation adjustment.

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

Leases

The Company accounts for leases in accordance with ASC Topic 842, Lease. Operating lease right-of-use assets represents the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is presented on the consolidated statements of operations and comprehensive loss.

As permitted under ASC Topic 842, the Company has made an accounting policy election not to apply the lease recognition provision to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term. The Company did not have any short-term leases at June 30, 2024 and 2023.

Convertible notes

The Company accounts for convertible notes deemed conventional and conversion options embedded in non-conventional convertible notes which qualify as equity under Accounting Standards Update No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including certain convertible instruments and contracts on an entity’s own equity. ASU 2020-06 removes the separation models required for convertible debt with cash conversion features and convertible instruments with beneficial conversion features. It also removes certain settlement conditions that were required for equity for equity contracts to qualify for the derivative scope exception and simplifies the diluted earnings per share calculation for convertible instruments. Accordingly, the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt.

Warrants

The Company evaluated the warrants under ASC 815, Derivatives and Hedging (“ASC 815”), and determined that they did not require liability classification. The warrants were recorded in additional paid-in capital under their aggregate relative fair values, by using the Black-Scholes model when the warrants are granted. During the fiscal year June 30, 2024, the Company has issued 30,000 warrants on a net basis, and 5,645,455 warrants, respectively, to the IPO underwriter and the Convertible Notes noteholder. All of the warrants were fully converted into shares during the fiscal year June 30, 2024. They were all converted based on cashless basis and have been converted into 19,750 shares and 4,892,727 shares respectively.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Going Concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue trading, realise its assets and discharge its liabilities in the ordinary course of business for a period of at least 12 months from the date that these consolidated financial statements are approved.

The Directors note that:

●	The Group made a loss of $9,312,145 from its continuing operations for the year ended June 30, 2024;
●	The Group held cash and cash equivalents of $939,014 as at June 30, 2024;
●	The Group incurred a net cash outflow from operating activities of $12,253,539 for the year ended June 30, 2024;
●	A successful capital raising (IPO) in August 2023 arose for $13,614,983 before cost of capital.

In assessing the appropriateness of using the going concern assumption, the Directors have noted:

●	There are reasonable grounds to believe that the Company will be able to continue as a going concern as the Directors are satisfied that the Company will be able to either secure additional working capital as required through raising additional capital or reducing the Company’s discretionary spending;
●	Accordingly, the directors consider it appropriate to prepare the consolidated financial statements on a going concern basis.

Whilst the Directors remain confident in the Company’s ability to access further working capital through debt, equity or asset sales if required, there remains material uncertainty as to whether the Company will continue as a going concern.

Had the going concern basis not been used, adjustments would need to be made relating to the recoverability and classification of certain assets, and the classification and measurement of certain liabilities to reflect the fact that the Company may be required to realize its assets and settle its liabilities other than in the ordinary course of business, and at amounts different from those stated in the consolidated financial statements.

Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, the Companies evaluated subsequent events through November 15, 2024; the date the consolidated financial statements were available for issue.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investment in marketable securities

As of June 30, 2024 and 2023, the Company held some equity securities which are publicly traded on registered Stock Exchanges. The equity securities being held as of June 30, 2024 and 2023 were valued at $124,963 and $494,275 respectively. The following tables classify the Company’s assets measured at fair value on a recurring basis into the fair value hierarchy:

As at June 30, 2024:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$124,963	$-	$-	$124,963
Total	$124,963	$-	$-	$124,963

As at June 30, 2023:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$494,275	$-	$-	$494,275
Total	$494,275	$-	$-	$494,275

4. Convertible Notes

On January 15, 2024, the Company issued Convertible Notes with a principal amount of $3,600,000, with an 8% original issue discount (“OID”) for a total funding amount of $3,312,000.

The notes bear interest at a rate of 8% per annum and a maturity date of 36 months. The noteholder was given the right to convert all or any amount of the principal face amount into the ordinary shares of the Company at a conversion price based on the lowest closing price of the Company’s ordinary shares as reported on the Nasdaq Capital Market during the five (5) trading days immediately preceding the date of conversion, provided, however that conversion price shall not be lower than $0.80 per share. In addition to the Convertible Notes, the note holder received an aggregate 5,645,455 warrants. The warrants have an exercise price of $1.056 per share which represents 120% of the share price on the Nasdaq Capital Market as of the issue date, and have a five-year exercise term. The noteholder has paid the Company $1,840,000 as of June 30, 2024, thus there was a capital receivable of $1,472,000 as of June 30, 2024. This capital receivable has been fully settled subsequent to June 30, 2024.

The Company has used the Black Scholes model to evaluate the fair value of the aforesaid warrants attached to the Convertible Notes at $820,088 in total. These Convertible Notes were fully converted into shares during the fiscal year ended June 30, 2024, on cashless basis and converted into 4,090,909 shares, at which time the discount was fully amortized, which totaled $1,108,088.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Warrants

During the fiscal year June 30, 2024, the Company has issued 30,000 warrants on a net basis, and 5,645,455 warrants, respectively, to the IPO underwriter and the Convertible Notes noteholder. All of the warrants were fully converted into shares during the fiscal year June 30, 2024. They were all converted based on cashless basis, and converted into 19,750 shares and 4,892,727 shares respectively. The warrants are detailed as follows:

	Number of warrants	Weighted-Average Exercise Price	Weighted Average Contractual Term (in years)

Outstanding as June 30, 2023	-	$-	-
Granted	5,675,455	1.08	5.0
Exercised	(5,675,455)	-	-
Outstanding as June 30, 2024	-	$-	-

The fair value of each warrant on the date of grant is estimated using the Black-Scholes option valuation model. The following weighted-average assumptions were used for warrants granted during the year ended June 30, 2024: exercise price of $1.0560, expected term of five years, expected average volatility of 27.76%, no expected dividend yield, and risk-free interest rate of 3.84%.

6. Note Receivables

On August 2, 2023, the Company has entered into a loan agreement with an independent third party (“Borrower”), in which, the Company has lent $2,500,000 to the Borrower, with a loan period of 36 months, and at an annualized interest of 6.8%, with the first eight months being interest-free. The Company has the option to convert this loan into equity of the Borrower. As of June 30, 2024, the total balance outstanding was $2,500,000.

7. Property and Equipment

The Company’s property and equipment at June 30, 2024 and 2023 consisted of the following:

	Estimated Useful Life	June 30, 2024	June 30, 2023

Motor Vehicle	5 years	$51,741	$51,741
Property and equipment, gross		51,741	51,741
Less accumulated depreciation		(24,608)	(12,998)

Property and equipment, net		$27,133	$38,743

For the years ended June 30, 2024 and 2023, the Company recorded $10,385 and $12,268, respectively, of depreciation expense.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Lease right-of-use assets and lease liabilities

Operating leases

The Company leases office space in Taren Point, NSW, Australia. The lease commenced July 15, 2018 and ended on July 14, 2023, at which time the Company extended the lease, which commenced on July 15, 2023 and ends on July 14, 2026. The initial monthly lease payments are $25,000 AUD and the monthly payments of the lease extension are $36,667 AUD and are subject to annual escalation rate of 3%.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is the Company’s incremental borrowing rate, estimated to be 3.70%, as the interest rate implicit in most of the Company leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the years ended June 30, 2024 and 2023, the Company recorded $284,169 and $198,914, respectively, as operating lease expense on the consolidated statements of operations and comprehensive loss.

Operating right-of- use assets are summarized below:

	June 30, 2024	June 30, 2023
Office lease	$836,697	$1,541,390
Less accumulated amortization	(278,899)	(935,596)
Right-of-use, net	$557,798	$605,794

Operating lease liabilities are summarized below:

	June 30, 2024	June 30, 2023
Office lease	$580,353	$685,077

Less: current portion	278,432	212,062
Long term portion	$301,921	$473,015

June 30, 2024
Year ending June 30, 2025	$301,127
Year ending June 30, 2026	310,160
Total future minimum lease payments	611,287
Less imputed interest	(30,934)
PV of Payments	$580,353

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Commitments and contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of June 30, 2024 and 2023, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

10. Income taxes

A reconciliation of the effective tax rate to the statutory rate is shown below:

	June 30, 2024	June 30, 2023

Loss before taxes	$(9,521,488)	$(1,619,155)

Expected income tax credit at statutory rate of 25% (2023: 25%)	$(2,380,372)	$(404,789)
Increase (decrease) in income taxes resulting from:
Stock issued for services	-	140,000
IPO related expenses	12,622	27,601
Provision for bad debt	144,816	106,742
Unrealized loss on investments	88,695	131,613
Government Subsidy Tech Boost	-	(6,721)
Debt discount	277,022	-
Non-taxable other income	(30,472)	-
-Non-tax deductible personnel expenses	29,544	-
Non-tax deductible consulting fees	1,367,032	-
Non-tax deductible general and administrative expenses	308,512	-
Other items, net	(26,742)	(20,207)
Income tax credit	$(209,343)	$(25,761)

The tax effects temporary differences that gave rise to the deferred tax assets and liabilities are as follows:

	June 30, 2024	June 30, 2023
Deferred tax assets:
Accrued employee benefits	$37,199	$1,877
Unrealized loss on investments	-	22,082
Unrealized foreign exchange gain	10,294	(1,394)
Depreciation	(6,783)	3,049
Operating right of use assets and lease liabilities	5,639	-
Accumulated tax loss	238,989	-
Provision for bad debt	56,784	106,740
Net deferred tax asset	$342,122	$132,354

As of June 30, 2024 and 2023, the Company had no material net operating loss or tax credit carryforwards. As of June 30, 2024 and 2023, the Company had no provision for uncertain tax positions and no provisions for penalties or interest. In addition, the Company does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Company’s effective tax rate.

11. Due to Related Party Transactions

The amount due to a related party called Ansa Group Limited (“Ansa”), an entity under common control of the majority shareholder of the Company was $38,808 and $24,386 as at June 30, 2024 and 2023 respectively. The balance is interest-free and does not have a fixed maturity. The terms are not necessarily indicative of what a third party would agree to.

