Form 20-F
period 2025-06-30
Fitell Corp
filed 2025-11-14
CIK 1928581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Mark One)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OFTHE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUALREPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(800) 221-0102

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0016 per share	FTEL	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

21,020,597 class A ordinary shares, par value $0.0001 per share were outstanding as of June 30, 2025. (or 1,313,788 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025).

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

● “FY2025” are to the financial year ended June 30, 2025;

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

● “Shares”, “shares,” or “Ordinary Shares” are to the class A ordinary shares and class B ordinary shares of Fitell Corporation, par value $0.0016 per share; on September 23, 2025, we effected a 1-for-16 Share Consolidation (as defined below), as a result of which the par value of class A ordinary shares and class B ordinary shares of the Company increased from $0.0001 per share to $0.0016 per share; and

● “SKMA”, are to a company owned by Ms. Jieting Zhao, incorporated under the laws of the British Virgin Islands.

Adoption of Dual-class structure and implementation of share consolidation

On April 9, 2025, we held an extraordinary general meeting of shareholders (the “EGM”), during which the shareholders, among others, approved to (i) amend and reclassify the authorized share capital with effect on April 15, 2025 by (a) redesignating and reclassifying 493,560,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) as 493,560,000 class A ordinary shares of par value US$0.0001 each, where the rights of the existing ordinary shares shall be the same as such class A ordinary shares and (b) cancelling 6,440,000 authorized but unissued ordinary shares of par value of US$0.0001 each and creating a new class of shares comprising of 6,440,000 class B ordinary shares of par value US$0.0001 each, which will be entitled to thirty (30) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into 493,560,000 class A ordinary shares of a par value of US$0.0001 each and 6,440,000 class B ordinary shares of a par value of US$0.0001 each; (ii) adopt the second amended and restated memorandum and articles of association of the Company reflecting such amended authorized share capital; (iii) undertake a share consolidation whereby every 16 class A ordinary shares with par value of $0.0001 each be consolidated into 1 class A ordinary share $0.0016 par value each (the “Class A Ordinary Shares”) and every16 class B ordinary shares with par value of $0.0001 each be consolidated into 1 class B ordinary share $0.0016 par value each, with effect from the effective date to be determined by the Board (the “Share Consolidation”), with such consolidated class A ordinary shares and class B ordinary shares (as the case may be) shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares and class B ordinary shares (as the case may be) and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders and instead any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number, such that the authorized share capital of the Company shall become US$50,000 divided into 30,847,500 class A ordinary shares of a par value of US$0.0016 each and 402,500 class B ordinary shares of a par value of US$0.0016 each; and (iv) amend the authorized share capital clause of the second amended and restated memorandum and articles of association reflecting the Share Consolidation. On September 4, 2025, our board of directors adopted resolutions to set the effective date of the Share Consolidation to September 23, 2025, the Share Consolidation was reflected with the Nasdaq Capital Market and in the marketplace at the opening of business on September 23, 2025.

Although the Share Consolidation took effect on September 23, 2025, references to our Ordinary Shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date. Solely for illustration purposes, as a result of the Share Consolidation, our issued and outstanding Ordinary Shares have been retroactively adjusted, where applicable, in this annual report to give effect to the Share Consolidation of our Ordinary Shares, as if it had occurred at the beginning of the earlier period presented.

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

Forward-looking statements include, but are not limited to, statements concerning:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

These forward-looking statements are subject to a number of risks and uncertainties, including:

●	our dependence on macroeconomic conditions and consumer discretionary spending;

●	the intense competition in the gym and fitness equipment industry;

●	fluctuations in product costs and availability;

●	international risks and costs associated with our supply chain;

●	changes in consumer demand;

●	risks associated with operating our own online platform, including confidential consumer data;

●	reputational harms which could adversely impact our ability to attract and retain customers;

●	the potentially negative impact of our strategic plans and initiatives on our financial results;

●	unauthorized disclosure of sensitive or confidential customer, vendor, or our information;

●	the inability to attract, train, engage, and retain key personnel;

●	the loss of one or more of our key executives;

●	the effect of design and manufacturing defects on our products and services;

●	the adverse effects from accidents, safety incidents, or workforce disruptions;

●	the inability to sustain pricing levels for our products and services;

●	the risk of warranty claims and product returns;

●	changes in marketing of our products and services which could affect our marketing expenses and subscription levels;

●	the need for additional capital to support business growth and objectives;

●	payment processing risk;

●	foreign currency exchange rate fluctuations;

●	our dependence on suppliers and manufacturers to provide us with sufficient quantities of quality products in a timely fashion;

●	our limited control over our suppliers, manufacturers, and logistics partners;

●	the costs and risks associated with our complex regulatory, compliance, and legal environment;

●	our inability or failure to protect our intellectual property rights;

●	changes in tax laws and regulations;

●	failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”);

●	our status as a “foreign private issuer” under U.S. securities laws and the disclosure obligations which are applicable to us on the Nasdaq Capital Market;

●	our use of home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements;

●	the accuracy of our market growth forecasts;

●	our management team’s limited experience managing a public company;

●	the risk of earthquakes, fire, power outages, floods, public health crises, and other catastrophic events, and to interruption by man-made problems such as terrorism;

●	our status as an “emerging growth company” and our election to comply with the reduced disclosure requirements as a public company that may make our Ordinary Shares less attractive to investors;

●	the risk that Ms. Jieting Zhao may have different interests than that of other shareholders;

●	the risk that Flying Height Consulting Services Limited may have different interests than that of other shareholders;

●	the risk that if we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Ordinary Shares may be adversely impacted;

●	our intention to not pay dividends for the foreseeable future;

●	the risk that an active, liquid trading market may not develop or be sustained for our Ordinary Shares;

●	the risk that the laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States; and

●	the risk that, because we are a Cayman Islands company and all of our business is conducted in Australia, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Australia; and

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

You should carefully consider each of the following risks and all the other information contained in this annual report and in our other filings with the SEC in evaluating us and our Ordinary Shares. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. Our business, financial condition, results of operations and cash flows could be materially and adversely affected by these risks, and, as a result, the trading price of our Ordinary Shares could decline. We have in the past been adversely affected by certain of, and may in the future be affected by, these risks. You should not interpret the disclosure of any risk factor to imply that the risk has not already materialized.

Risks Related to Our Industry and Macroeconomic Conditions

Our business is dependent on macroeconomic conditions and consumer discretionary spending, and reductions in such spending might adversely affect the Company’s business, operations, liquidity, and financial results.

We are an online retailer of gym and fitness equipment both under our proprietary brands and other brand names. Fitell’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. Our business depends on consumer discretionary spending, and our results are highly dependent on Australian and Asian consumer confidence and the health of the Australian and Asian economies. Consumer spending may be affected by many factors outside of the Company’s control, including general economic conditions; consumer disposable income; consumer confidence and perception of economic conditions; the threat or outbreak of war, terrorism or public unrest (including, without limitation, the conflict in Ukraine) which may cause supply chain disruptions, increased fuel costs and the cost of materials, and create general economic instability; wage and unemployment levels; consumer debt and inflationary pressures; the costs of basic necessities and other goods; effects of weather and natural disasters caused by climate change or otherwise; and epidemics, contagious disease outbreaks, and other public health concerns. Decreases in consumer discretionary spending may result in a decrease in comparable sales, and average value per transaction, which might cause us to increase promotional activities, which will have a negative impact on our gross margins, all of which could negatively affect the Company’s business, operations, liquidity, and financial results, particularly if consumer spending levels are depressed for a prolonged period of time.

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

The market for gym and fitness equipment retailers is highly fragmented, intensely competitive, and continually evolving. We compete with retailers from multiple categories and in multiple channels, including large formats; traditional and specialty formats; mass merchants; department stores; internet-based and direct-sell retailers; and increasingly from vendors that sell directly to customers. Our competitors include companies that may have greater market presence (both brick and mortar and online), name recognition and financial, marketing and other resources than we do. Further, the ability of consumers to compare prices in real-time puts additional pressure on us to maintain competitive pricing. If we are unsuccessful in marketing and advertising strategies, especially for online and social media platforms, or less successful than our competitors, we could lose customers and sales could decline, which could have an adverse impact on our revenues, business, and results of operations. Furthermore, we cannot be sure that we will be able to continue to effectively compete in our markets or capitalize on potential displaced market share, including vendors with whom we compete accelerating their existing efforts to sell directly to consumers. An inability to successfully respond to competitive pressures could have a material adverse effect on our results of operations or reputation. Our responses to competitive pressures could also have a material effect on our results or reputation, including as it relates to pricing, quality, assortment, advertising, service, locations, and online shopping experiences.

Industry consolidation may result in increased competition, which could have a material adverse effect on our business.

Some of our competitors have made, or may make acquisitions or enter into partnerships or other strategic relationships to achieve competitive advantages. In addition, new entrants currently not considered as competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect industry consolidation to continue and/or increase. Industry consolidation may result in competitors with more compelling product offerings or greater pricing flexibility than we may have, or business practices that make it more difficult for us to compete effectively, including on the basis of price, sales, technology or supply. These competitive pressures could have a material adverse effect on our business.

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

Approximately 81% of the products that the Company purchased in the fiscal year ended June 30, 2025, were manufactured abroad, which subjects us to various international risks and costs, including foreign trade issues, currency exchange rate fluctuations, shipment delays and supply chain disruption and political instability, which could cause our sales and profitability to suffer.

Approximately 81% of the products that the Company purchased in the fiscal year ended June 30, 2025, were manufactured abroad in China. Foreign imports subject us to risk relating to changes in import duties quotas, the introduction of taxes on imported goods or the extension of income taxes on our foreign suppliers’ sales of imported goods through the adoption of destination-based income tax jurisdiction, freight cost increases and economic and political uncertainties. We may also experience shipment delays caused by shipping port constraints, labor strikes, work stoppages, acts of war, including the current conflict in Ukraine, and terrorism, or other supply chain disruptions, including those caused by extreme weather, natural disasters, and pandemics and other public health concerns.

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

The Company’s intangible assets consist of brand names and goodwill. As at June 30, 2025 and 2024, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052, respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the fiscal year ended June 30, 2025, and 2024.

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

The global markets are experiencing volatility and disruption due to escalating geopolitical tensions resulting from the ongoing Russia-Ukraine war. In response to Russia’s invasion, the United States, the United Kingdom, the European Union, and other countries have announced various sanctions and restrictive actions against Russia, Belarus, and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Such invasion has led to, and may lead to, additional sanctions being levied by other countries against Russia. Any resulting sanctions could adversely affect global financial markets and thus could affect the value of our operations and investments, even though we do not have any direct exposure to Russia or the adjoining geographic regions. Currently, we do not do any business with parties in Russia, Ukraine or Belarus, nor are any of the products that we sell or the parts for such products manufactured in Russia, Ukraine or Belarus. In addition, Russia’s invasion of Ukraine and the international sanctions against Russia that followed the invasion have not had a direct effect on our business. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

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

We often make advance commitments to purchase products, which may make it more difficult for us to adapt to rapidly-evolving changes in consumer preferences. Furthermore, supply chain challenges due to increasing tariffs between nations and other factors have made it more difficult to obtain certain in-demand products. Our sales could decline significantly if we misjudge the market for our new merchandise, which may result in significant merchandise markdowns and lower margins, missed opportunities for other products, or inventory write-downs, and could have a negative impact on our reputation, profitability and demand.

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

The success of these new products is dependent on our ability to attract and retain subscribers, and we cannot be sure that we will be successful in these efforts, or that subscriber retention levels will not materially decline in the future. There are a number of factors that could lead to a decline in subscriber levels or that could prevent us from increasing our subscriber levels, including:

●	our failure to introduce new features, products, or services that our potential subscribers find engaging or our introduction of new products or services, or changes to existing products and services that are not favorably received;
●	harm to our brand and reputation;
●	pricing and perceived value of our offerings;
●	our inability to deliver quality products, content, and services;
●	unsatisfactory experiences with the delivery, installation, or servicing of our products, including due to prolonged delivery timelines and limitations on or the suspension of the in-home installation, return, and warranty servicing process;
●	our potential subscribers engaging with competitive products and services;
●	technical or other problems preventing subscribers from accessing our content and services in a rapid and reliable manner or otherwise affecting the subscribers’ experience;
●	a decline in the public’s interest in interactive fitness equipment and platforms;
●	deteriorating general economic conditions or a change in consumer spending preferences or buying trends; and
●	interruptions in our ability to sell or deliver our products or to create content and services for our potential subscribers.

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

The responsibility of overseeing the day-to-day operations and the strategic management of our business depends substantially on our senior officers and our key personnel. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain additional key personnel in sales, marketing, technical support and finance. We currently depend upon a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable personnel or there may be periods of time when a particular position remains vacant while a suitable replacement is identified and appointed.

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

Our quarterly operating results and other operating metrics have fluctuated in the past and may continue to fluctuate from quarter to quarter and make it difficult to forecast our future results. Consequently, you should not rely on our past quarterly operating results as indicators of future performance. Our financial condition and operating results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	the continued market acceptance of, and the growth of the fitness and wellness market;
●	our ability to maintain and attract new customers;
●	the timing and success of new product, service, feature, and content introductions by us or our competitors or any other change in the competitive landscape of our market;
●	pricing pressure as a result of competition or otherwise;
●	delays or disruptions in our supply chain;
●	errors in our forecasting of the demand for our products and services, which could lead to lower revenue or increased costs, or both;
●	increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
●	the ability to maintain our showroom;
●	successful expansion into international markets, including Asia;
●	our ability to maintain gross margins and operating margins;
●	system failures or breaches of security or privacy;
●	adverse litigation judgments, settlements, or other litigation-related costs, including content costs for past use;
●	changes in the legislative or regulatory environment, including with respect to privacy, consumer product safety, and advertising, or enforcement by government regulators, including fines, orders, or consent decrees;
●	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
●	changes in our effective tax rate;
●	changes in accounting standards, policies, guidance, interpretations, or principles; and
●	changes in business or macroeconomic conditions, including the impact of lower consumer confidence, recessionary conditions, increased unemployment rates, or stagnant or declining wages.

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

Our dependence on suppliers involves risk. We might be unable to obtain merchandise that consumers demand in a timely manner if there are disruptions in our relationships with key suppliers, which could cause our revenue to materially decline. The terms of our written contracts with Australian suppliers are one year. We generally do not have long-term written contracts with our suppliers in China that would require them to continue supplying us with merchandise. Key suppliers may also fail to deliver on their commitments or fail to supply us with sufficient products that comply with our safety and quality standards, whether as a result of supply chain disruptions or other causes, or fail to continue to develop new products that create consumer demand. Furthermore, vendors increasingly sell their products directly to customers or through broadened or alternative distribution channels, such as department stores or other eCommerce companies.

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

Less than 10% of our revenue is derived from China and approximately 81% of the products that we purchase are manufactured in China. The ability of our licensee and suppliers to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

While we are a Cayman Islands exempted company headquartered in Australia, as of the date of this annual report, less than 10% of our revenue is derived from China and approximately 81% of the products that we purchase are manufactured abroad in China.

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

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, our licensee or our suppliers may not be aware of violations of any of these policies and rules until sometime after the alleged violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention to our licensee and/or our suppliers. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect our licensee’s operations in China and/or our suppliers in China. Any such increased costs or disruptions could materially and adversely impact our business and results of operations.

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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

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

Almost immediately upon release of the rules, multiple lawsuits challenging the rules were filed in federal court, and the cases were transferred to the Eighth Circuit Court of Appeals.

On April 4, 2024, the SEC voluntarily issued a stay of the climate-related disclosure rules pending the completion of judicial review of the consolidated Eighth Circuit petitions, which is still ongoing. In addition, on June 28, 2024, in its decision of the combined cases of Relentless v. Department of Commerce and Loper Bright Enterprises v. Raimondo, the Supreme Court of the United States narrowed its view of agency authority by overturning Chevron deference, which required judges to defer to an agency’s interpretation of relevant laws when its regulations are subject to a legal challenge. This decision will raise the burden for administrative agencies to prove they have the authority to create a rule and will likely create a hurdle for SEC’s pending climate-related disclosure rules. The impact of the ongoing litigation with respect to these rules, as well as the change in administration, is uncertain.

In March 2024, the U.S. Securities and Exchange Commission, or the SEC, adopted final rules requiring certain climate-related disclosures by registrants. However, in April 2025, the SEC announced that it would stay the implementation of these rules and refrain from defending them in ongoing legal proceedings, introducing further uncertainty around the regulatory landscape for climate-related disclosures in the United States.

While we are a foreign private issuer and may not be subject to all aspects of these rules, the evolving expectations of regulators, investors, and other stakeholders regarding transparency in climate-related risks and emissions data may increase our disclosure and compliance obligations over time. We continue to monitor regulatory developments closely, but future changes to climate-related disclosure obligations in the U.S. or elsewhere may result in increased costs, changes to our reporting systems, or increased scrutiny of our environmental performance.

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

Our business is subject to the risk of earthquakes, fire, power outages, floods, public health crises, and other catastrophic events, and to interruption by man-made problems such as terrorism.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, public health crises and similar events. The third-party systems and operations and contract manufacturers we rely on are subject to similar risks. Our insurance policies may not cover losses from these events or may provide insufficient compensation that does not cover our total losses. For example, a significant natural disaster, such as an earthquake, fire, or flood, could have an adverse effect on our business, financial condition and operating results, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could also cause disruptions in our or our suppliers’ and contract manufacturers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting locations that store significant inventory of our products, that house our servers, or from which we generate content. As we rely heavily on our computer and communications systems, and the internet to conduct our business and provide high-quality customer service, these disruptions could negatively impact our ability to run our business and either directly or indirectly disrupt suppliers’ and/or our contract manufacturers’ businesses, which could have an adverse effect on our business, financial condition, and/or operating results.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after FY2025, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

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

Risks Related to Our Ordinary Shares

Ms. Jieting Zhao, our director, beneficially owns approximately 16.6% of our outstanding shares, and her interests may differ from the interests of other shareholders, which could cause a material decline in the value of our Ordinary Shares.

Each class A ordinary shares entitles its holder to one vote per share and each class B ordinary shares entitles its holder to 30 votes per share.

Ms. Jieting Zhao, our director, is the 100% owner of SKMA and thus, she is deemed as the beneficial owner of our shares owned by SKMA. On April 9, 2025, we held an extraordinary general meeting of shareholders, during which the shareholders, among others, approved to, upon the Company’s receipt of the consent, repurchase and application for shares as duly executed by SKMA, repurchase 6,440,000 class A ordinary shares held by SKMA, in consideration of and out of the proceeds of the Company’s new issuance of 6,440,000 class B ordinary shares to SKMA. Such repurchase has not been consummated by us as of the date of this annual report. If we decide to resume the repurchase, she will beneficially own all of our class B ordinary shares, and thus she will have significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares. She will have significant influence on determining the outcome of any matters submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without her consent, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. Her interest may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

Flying Height Consulting Services Limited, our shareholder, beneficially owns approximately 48.5% of our outstanding shares, and its interests may differ from the interests of other shareholders, which could cause a material decline in the value of our Ordinary Shares.

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

On January 19, 2024, Flying Height converted the Note in full and, on March 19, 2024, Flying Height exercised the Warrant via cashless exercise in full, for the aggregate of 8,983,636 Ordinary Shares (or 561,478 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025).

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

Our dual-class voting structure will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Ordinary Shares.

We have a dual-class share structure such that, our authorized share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one (1) vote per share, while holders of Class B Ordinary Shares are entitled to thirty (30) votes per share, subject to certain exceptions as set out in our Articles. Neither a holder of Class A Ordinary Shares nor a holder of Class B Ordinary Shares has conversion right.

As of the day of this report, we have not issued any Class B Ordinary Share. Due to the dual-class share structure, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Our Ordinary Shares may be delisted if we are unable to comply with Nasdaq continued listing requirements.

Our eligibility for listing on Nasdaq depends on our ability to comply with Nasdaq’s continued listing requirements. As previously reported on Form 6-K on April 2, 2025, we received written notice from Nasdaq Stock Market LLC, or Nasdaq indicating that the bid price for our Ordinary Shares for the last 30 consecutive business days, had closed below the minimum $1.00 per share and, as a result, we are not in compliance with the $1.00 minimum bid price requirement for the continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

We were provided 180 calendar days, or until September 29, 2025, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our Ordinary Shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180 day period. In the event the Company does not regain compliance by September 29, 2025, the Company may be eligible for an additional 180 calendar days to regain compliance or face delisting.

To address that non-compliance, on September 23, 2025, the Company effected a share consolidation at a ratio of 1-for-16, with a post-share consolidation par value of $0.0016 (the “Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital changed to US$50,000 divided into (a) 493,560,000 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 6,440,000 Class B Ordinary Shares of a par value of US$0.0001 each” to “US$50,000 divided into (a) 30,847,500 class A ordinary shares of a par value of US$0.0016 each; and (b) 402,500 class B ordinary shares of a par value of US$0.0016 each.

On October 3, 2025, the Company received a notification letter from the Listing Qualifications Department of The Nasdaq granting the Company an additional 180-calendar-day compliance period, or until March 30, 2026, to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Subsequently on October 16, 2025, we received a letter from the Nasdaq Stock Market that we regained compliance with regained compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of our ordinary shares at or greater than $1.00 for 16 consecutive business days from September 23, 2025 to October 14, 2025.

Even though we were able to regain compliance, we cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

You may experience significant dilution as a result of future financings.

In order to raise additional capital, we may in the future offer additional Ordinary Shares or other securities convertible into or exchangeable for our Ordinary Shares. We cannot assure you that we will be able to sell Ordinary Shares or other securities in any other offering at a certain price per share, and investors purchasing Ordinary Shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Ordinary Shares or other securities convertible into or exchangeable for our Ordinary Shares in future transactions may be higher or lower than the current market value of the Ordinary Shares.

Our Ordinary Shares eligible for future sale may cause the price of our Ordinary Shares to decline.

From time to time, certain of our shareholders may be eligible to sell all or some of their restricted Ordinary Shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act. In general, pursuant to Rule 144, non-affiliated shareholders may freely sell their respective restricted Ordinary Shares after holding them for six months, subject only to the current public information requirement (which no longer applies after a one-year holding period). Of the 21,020,597 Ordinary Shares outstanding as of June 30, 2025, approximately 26.6% are held by “non-affiliates,” all of which are currently freely tradable either because they were issued in a registered offering or because they are saleable in accordance with Rule 144.

Any substantial sale of our Ordinary Shares pursuant to Rule 144 or pursuant to any resale registration statement may have a material adverse effect on the market price of our Ordinary Shares.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2025 and 2024, we have identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weakness identified was as a result of the accounting and disclosure requirements surrounding the warrants issued during the fiscal year ended June 30, 2025 and 2024. In an effort to remediate the identified material weaknesses in our internal control over financial reporting and enhance our internal controls, our management is currently in the process of implementing additional training programs on financial derivatives accounting and disclosure matters for our finance staff. See “Item 15. Controls and Procedures.” Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of June 30, 2025. This could adversely affect the market price of our Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

We may not pay any dividends.

Our ability to pay dividends is contingent upon our capacity to generate sufficient distributable profits. We have never declared or paid cash dividends on our Ordinary Shares. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they come due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

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

The trading market for the Company’s Ordinary Shares will be influenced by the research and reports that U.S. securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on us, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or few U.S. securities or industry analysts commence coverage of the Company, the trading price for our Ordinary Shares would be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Ordinary Shares or publish adverse or misleading research about our business, the market price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, demand for our Ordinary Shares could decrease, which might cause our price and trading volume to decline. In addition, research and reports that Australian securities or industry analysts may, initiate or may continue to, publish about us, our business or our Ordinary Shares may impact the market price of our Ordinary Shares.

Risks related to our Cryptocurrency Treasury Strategy and Holdings

Our plan to establish a Solana-based corporate treasury program exposes us to significant risks associated with digital assets, including volatility and competition from other digital assets.

As described under “Item 4. Information on the Company – A. History and Development of the Company,” we used a substantial part of the net proceeds from our financing to purchase or otherwise acquire Solana or SOL and for the establishment of our cryptocurrency treasury strategy, or the Treasury Program. On September 24, 2025, the Company announced its first strategic purchase under the Company’s SOL treasury initiative following the first closing under the Company’s $100 million facility. Digital assets such as SOL are highly volatile, and their market prices can fluctuate dramatically over short periods of time due to factors beyond our control, including market sentiment, technological developments, macroeconomic events, and regulatory actions.

In addition, the price of Solana may be materially impacted by competition from other crypto assets and by the level of adoption and usage of Solana relative to other blockchains and digital assets. Competition from the emergence or growth of alternative digital assets and smart contracts platforms, such as Avalanche, Polkadot, or Cardano, could have a negative impact on the demand for, and price of, Solana. If competing crypto assets achieve greater adoption or utility, demand for Solana could decline, which may cause its value to decrease significantly. A decline in the value of SOL or other digital assets we may acquire could materially and adversely affect the value of our corporate treasury, our balance sheet, and our stock price.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our digital assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we could lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

Substantially all of the digital assets we own or will own or will be held in custody accounts at U.S.-based institutional-grade digital asset custodians, such as BitGo Trust Company, Inc., or BitGo Trust. Security breaches and cyberattacks will be of particular concern with respect to our digital assets. SOL and other blockchain-based cryptocurrencies and the entities that provide services to participants in the SOL ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. Hot wallets, which are connected to the Internet, facilitate transactions but are more vulnerable to hacking and other cyber incidents. Cold wallets, which are kept offline, provide greater protection from external attacks but may result in delayed access to assets during market volatility and carry risks of internal error or misappropriation.

BitGo Trust provides SOC-2-certified and multi-signature custody solutions designed to safeguard digital assets; however, its systems may still be susceptible to defects, operational failures, or cyber-attacks. Cyberattacks across industries are growing more frequent, persistent, and sophisticated, often carried out by well-funded groups, individuals or state actors. Techniques to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, hard to detect, and may go unnoticed until after an attack. Such threats may target us or our third-party providers. We may experience security breaches as a result of human error, insider threats, malfeasance or system flaws. Specifically, we expect ongoing attempts at unauthorized access through hacking, phishing, social engineering, fraud, and other methods implemented by criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Some attacks, including dormant or undetectable threats, could harm us even without directly breaching our systems. Remote work and geopolitical conflicts, such as the ongoing conflicts in Russia-Ukraine and Israel-Hamas, and other future conflicts, heighten these risks. Any loss, theft, or restriction on access to our SOL held with BitGo Trust could materially and adversely affect our business operations, financial condition, and results of operations.

Our involvement in digital assets may subject us to reputational risk.

The use of digital assets by companies remains controversial and may be negatively perceived by investors, customers, regulators, or other stakeholders. Association with the volatility or speculative nature of digital assets could harm our reputation, reduce customer confidence in our core biospecimen business, and adversely impact our ability to raise capital or attract strategic partners.

There can be no assurance as to the timing, size, form, or success of the Treasury Program.

The implementation of the Treasury Program is subject to numerous uncertainties, including market conditions, investor demand, regulatory approvals, and our board of directors’ discretion. There can be no assurance that we will be able to complete the targeted financings, acquire digital assets on favorable terms, or realize any anticipated benefits from this program.

We currently do not hedge our Solana exposure, which leaves us fully exposed to volatility.

At present, we do not intend to enter into hedging transactions, such as futures, options, or swaps, to mitigate fluctuations in the price of Solana. As a result, we will be fully exposed to adverse movements in the market price of Solana, which has historically experienced significant volatility. If Solana prices decline, the value of our holdings and balance sheet could be materially and adversely affected. While we may consider hedging strategies in the future, any such program would involve additional costs, regulatory and counterparty considerations, and could introduce new risks, including imperfect correlation with Solana prices, limited liquidity, and counterparty defaults.

Staking our Solana could limit liquidity and expose us to additional risks.

Solana does not pay interest, but if management determines to stake the Solana tokens we hold in treasury, rewards can be earned on our staked SOL. Future fluctuations in Solana’s trading prices may result in our converting Solana purchased with the net proceeds from any offering into cash with a value substantially below the net proceeds from such an offering. In addition, if we stake a portion of our Solana holdings, those tokens will be subject to bonding and unbonding periods during which they cannot be withdrawn, sold, or otherwise transferred. This lack of liquidity could materially and adversely affect our ability to respond to market volatility or to meet corporate liquidity needs. In addition, our staking rewards depend on validator performance, protocol issuance parameters, and overall network conditions. There is no assurance that rewards will be earned as expected or at all. If we engage in liquid staking, we may receive tradeable tokens that represent our staked SOL, but these tokens carry risks associated with smart contracts, counterparty default, and market liquidity.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our cryptocurrency strategy, our use of leverage, the manner in which our cryptocurrency is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. Our board of directors will have broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our cryptocurrency holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding cryptocurrency.

Our Treasury Program exposes us to risk of non-performance by counterparties.

Our Treasury Program exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of cryptocurrency, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our cryptocurrency is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry have highlighted the perceived and actual counterparty risk applicable to digital asset ownership and trading. Although these bankruptcies, closures and liquidations have not resulted in any loss or misappropriation of our cryptocurrency, nor have such events adversely impacted our access to our cryptocurrency, legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our existing custodian is subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held cryptocurrency will not become part of the custodian’s insolvency estate if our custodian enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our cryptocurrency holdings, we would become subject to additional counterparty risks. Any significant non-performance by counterparties, including in particular the custodian with which we custody substantially all of our cryptocurrency, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our use of leverage to acquire cryptocurrency could increase the risk of our cryptocurrency treasury strategy.

We have, and may in the future, utilize leverage to acquire cryptocurrency, which magnifies the potential for loss with our cryptocurrency treasury strategy. As we use leverage to partially finance our acquisition of cryptocurrency, you will experience increased risks of investing in our securities. If the value of our cryptocurrency assets increases, then leveraging would cause the value attributable to our Ordinary Shares to increase more sharply than it would have had we not leveraged. Conversely, if the value of our cryptocurrency assets decreases, leveraging would cause the value of our cryptocurrency assets to decline more sharply than it otherwise would have had we not leveraged our business. Such a decline could negatively affect our ability to service, repurchase, repay or collateralize our debt. The effects of leverage could cause any decrease in asset value for any losses to be greater than any increase in asset value for any corresponding gains. If we incur additional leverage, you will experience increased risks of investing in our Ordinary Shares

Our pursuit of a Solana-based treasury program and other crypto asset activities could distract from our core fitness equipment supplier marketplace operations and expose us to significant risks.

While our primary business is providing gym and fitness equipment and health solutions, we are also pursuing a strategy of acquiring Solana and potentially other crypto assets as part of our Treasury Program. This separate strategy involves risks distinct from our core operations, including extreme price volatility, uncertain regulation, cybersecurity and custody risks, and reputational concerns. If management attention, financial resources, or investor perception becomes disproportionately focused on our crypto asset activities, our primary business could suffer. Furthermore, if our crypto asset activities materially impact our financial condition or results of operations, investors may reassess our business model and value us differently than a company solely engaged in the fitness equipment and solutions marketplace.

Our plans to diversify into other digital assets beyond Solana may expose us to additional risks.

While our current focus is on Solana, we may in the future acquire other cryptocurrencies or tokenized real-world assets. Each such asset presents unique risks, including differences in technology, governance, market adoption, regulatory treatment, liquidity, and custody. Diversification into other digital assets may not reduce risk and could increase our exposure to novel or less-tested protocols. If we acquire additional crypto assets, we may face operational, accounting, tax, and regulatory challenges distinct from those associated with Solana, which could adversely affect our business and financial condition.

Regulatory change reclassifying bitcoin or other cryptocurrencies as a security could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of bitcoin or other cryptocurrencies and the market price of our Ordinary Shares.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this annual report.

While senior SEC officials have stated their view that bitcoin is not a “security” for purposes of the federal securities laws, a contrary determination by the SEC could lead to our classification as an “investment company” under the 1940 Act, if the portion of our assets consists of investments in bitcoins exceeds 40% safe harbor limits prescribed in the 1940 Act, which would subject us to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

We monitor our assets and income for compliance under the 1940 Act and seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the 1940 Act and corresponding SEC regulations. If SOL and/or other digital assets we hold or may hold are determined to constitute a security for purposes of the federal securities laws, we would take steps to reduce the percentage of digital assets that constitute investment assets under the 1940 Act. These steps may include, among others, selling digital assets that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our digital assets at unattractive prices. We may also seek to acquire additional non-investment assets to maintain compliance with the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe harbor. If we were unsuccessful, and if bitcoin or other cryptocurrencies is determined to constitute a security for purposes of the federal securities laws, then we would have to register as an investment company, and the additional regulatory restrictions imposed by 1940 Act could adversely affect the market price of bitcoin and other cryptocurrencies and in turn adversely affect the market price of our Ordinary Shares.

Our Treasury Program subjects us to enhanced regulatory oversight.

Several spot cryptocurrency ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at net asset value. Even though we are not, and do not function in the manner of, a spot cryptocurrency ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our cryptocurrency holdings.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our cryptocurrency through entities subject to anti-money laundering regulation and related compliance rules, if we are found to have purchased any of our cryptocurrency from bad actors that have used cryptocurrency to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in cryptocurrency by us may be restricted or prohibited.

Our cryptocurrency holdings serve as collateral securing our outstanding indebtedness to the investor pursuant to pledge and security agreement, and we may incur additional indebtedness or enter into other financial instruments in the future that may be collateralized by our cryptocurrency holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our cryptocurrency holdings. These types of cryptocurrency-related transactions are the subject of enhanced regulatory oversight. These and any other cryptocurrency-related transactions we may enter into, beyond simply acquiring and holding cryptocurrency, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting cryptocurrency, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in cryptocurrency.

In addition, private actors that are wary of cryptocurrency or the regulatory concerns associated with cryptocurrency have in the past taken and may in the future take further actions that may have an adverse effect on our business or the market price of our listed securities. For example, it is possible that a financial institution could restrict customers from buying shares of our Ordinary Shares if it were to determine that our Ordinary Shares’ value is closely tied to the performance of cryptocurrency, signaling a reluctance to facilitate exposure to virtual currencies.

Our operating results will be dependent on the price of digital assets and cryptocurrency. If such price declines, our business, operating results, and financial condition would be adversely affected.

Any declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may adversely affect our operating results. As part of our cryptocurrency strategy, we will have significant investments in cryptocurrency and cryptocurrency-related assets. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of cryptocurrency and financial contracts linked to cryptocurrency. The price of digital assets and associated demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:

●	market conditions across the cryptoeconomy;
●	changes in liquidity, volume, and trading activities;
●	trading activities on digital asset trading platforms worldwide, many of which may be unregulated, and may include manipulative activities;
●	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;
●	the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;
●	decreased user and investor confidence in digital assets and digital asset trading platforms;
●	negative publicity and events relating to the cryptoeconomy;
●	unpredictable social media coverage or “trending” of digital assets;
●	the ability for digital assets to meet user and investor demands;
●	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;
●	consumer preferences and perceived value of digital assets and digital asset markets;
●	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;
●	regulatory (including enforcement) or legislative changes and updates affecting the cryptoeconomy;
●	the characterization of digital assets under the laws of various jurisdictions around the world;
●	the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;
●	the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
●	ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
●	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset trading platforms;
●	financial strength of market participants;
●	the availability and cost of funding and capital;
●	the liquidity of digital asset trading platforms;
●	interruptions in service from or failures of major digital asset trading platforms;
●	availability of an active derivatives market for various digital assets;
●	availability of banking and payment services to support cryptocurrency-related projects;
●	level of interest rates and inflation;
●	monetary policies of governments, trade restrictions, and fiat currency devaluations; and
●	national and international economic and political conditions.

There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results, and financial condition could be adversely affected.

Bitcoin, Solana and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect the Company’s financial position, operations and prospects.

Bitcoin, Solana and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of Bitcoin, Solana or other digital assets.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, the U.S. executive branch, the SEC, the European Union’s Markets in Crypto Assets Regulation, among others have been active in recent years, and in the U.K., the Financial Services and Markets Act 2023, or FSMA 2023 became law. It is not possible to predict whether, or when, any of these developments will lead to Congress granting additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function or the willingness of financial and other institutions to continue to provide services to the digital assets industry, nor how any new regulations or changes to existing regulations might impact the value of digital assets generally and bitcoin specifically. The consequences of increased regulation of digital assets and digital asset activities could adversely affect the market price of Bitcoin, Solana and other digital assets and in turn adversely affect the market price of our Ordinary Shares.

Moreover, the risks of engaging in a cryptocurrency treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of Bitcoin, Solana and other digital assets in particular, may also impact the price of bitcoin, Solana and other digital assets and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin, Solana and other digital assets may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin, Solana and other digital assets as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin, Solana and other digital assets as a means of payment, and the availability and popularity of alternatives to bitcoin, Solana and other digital assets. Even if growth in bitcoin, Solana and other digital assets adoption occurs in the near or medium-term, there is no assurance that bitcoin, Solana and other digital assets usage will continue to grow over the long-term.

Because bitcoin, Solana and other digital assets has no physical existence beyond the record of transactions on the blockchain, a variety of technical factors related to the bitcoin and other digital assets blockchain could also impact the price of bitcoin and other digital assets. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Similarly, the open-source nature of the bitcoin blockchain means the contributors and developers of the blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the blockchain could adversely affect the blockchain and negatively affect the price of bitcoin and other digital assets.

Recent actions by U.S. banking regulators have reduced the ability of cryptocurrencies-related services providers to gain access to banking services and liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

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

On April 9, 2025, our shareholders, among others, approved to (i) amend and reclassify the authorized share capital with effect on April 15, 2025 by (a) redesignating and reclassifying 493,560,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) as 493,560,000 class A ordinary shares of par value US$0.0001 each, where the rights of the existing ordinary shares shall be the same as such class A ordinary shares and (b) cancelling 6,440,000 authorized but unissued ordinary shares of par value of US$0.0001 each and creating a new class of shares comprising of 6,440,000 class B ordinary shares of par value US$0.0001 each, which will be entitled to thirty (30) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into 493,560,000 class A ordinary shares of a par value of US$0.0001 each and 6,440,000 class B ordinary shares of a par value of US$0.0001 each; (ii) adopt the second amended and restated memorandum and articles of association of the Company reflecting such amended authorized share capital; (iii) undertake a share consolidation whereby every 16 class A ordinary shares with par value of $0.0001 each be consolidated into 1 class A ordinary share $0.0016 par value each (the “Class A Ordinary Shares”) and every16 class B ordinary shares with par value of $0.0001 each be consolidated into 1 class B ordinary share $0.0016 par value each, with effect from the effective date to be determined by the Board (the “Share Consolidation”), with such consolidated class A ordinary shares and class B ordinary shares (as the case may be) shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares and class B ordinary shares (as the case may be) and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders and instead any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number, such that the authorized share capital of the Company shall become US$50,000 divided into 30,847,500 class A ordinary shares of a par value of US$0.0016 each and 402,500 class B ordinary shares of a par value of US$0.0016 each; and (iv) amend the authorized share capital clause of the second amended and restated memorandum and articles of association reflecting the Share Consolidation.

On September 4, 2025, our board of directors adopted resolutions to set the effective date of the Share Consolidation to September 23, 2025, the Share Consolidation was reflected with the Nasdaq Capital Market and in the marketplace at the opening of business on September 23, 2025.

4B. Business Overview

Founded in 2005 and headquartered in New South Wales, Australia, GD is a wholly owned subsidiary of Fitell. We operate in Australia and are an online retailer of gym and fitness equipment both under our proprietary brands and other brand names. Our mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 200,000 customers with large portions of sales from repeat customers over the years, which we believe to be a testament of our product quality and brand loyalty. Our brand portfolio can be categorized into three proprietary brands under our Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in approximately 2,000 stock-keeping units (SKUs).

In addition to our all-around fitness equipment portfolio to individual and commercial customers, we launched three new business verticals with integration of technology in 2021.

1.	Smart Connected Equipment: Still in development and initiated in May 2021, our smart fitness equipment is a natural extension of our core business and includes interactive exercise bikes and workout mirrors. We expect commercial launch in April 2026, with retail products being available in March 2026.

2.	1FinalRound: Our AI-powered interactive platform with our proprietary online training content and capability to be interactive with personal trainers, follow members and track workout progress.

3.	Boutique Fitness Clubs Licensing: Leveraging our years of experience in the fitness and wellness industry servicing both businesses and individual customers, we launched our licensing business in late 2021. mYSTEPS Training Clinic, a new concept fitness club chain, is our first licensee and dedicated to helping fitness-savvy and health-conscious consumers with higher disposable incomes achieve a motivating and healthy lifestyle with an engaging and dynamic fitness community in both online and offline settings.

Product and Services

Fitness Equipment

We market and sell fitness equipment and related products as well as serving as a one-stop shop for business setup from personal training studios to commercial gyms. Our full spectrum of product coverage is exemplified by the following four proprietary brand names, which represent over 84% of our revenues in the fiscal year ended June 30, 2025:

●	Our Muscle Motion brand is a supplier of home gym and commercial strength-training equipment. Products have an emphasis on weights, bars, power racks, benches, and gym machines.
●	Our Rapid Motion brand features similar products as Muscle Motion but with a stronger focus on commercial items.
●	Our FleetX brand focuses on cardio equipment, including products such as rowing machines, exercise bikes, treadmills and more. All of these items are available in both home and commercial-grade quality.
●	Our Harison brand focuses on cardio, strength, recovery, and conditioning products. It focuses in both home and commercial-grade quality.

In our fitness equipment business segment, we sell our products directly to customers through online or offline platforms. Revenue from our own e-commerce website accounted for approximately 65.95% of our total sales for the fiscal year ended June 30, 2025, with the remaining sales derived from commercial sale orders, our showroom and phone orders as well as third party channels, such as Bunnings Marketplace and eBay.

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

We assisted our first licensee, Js & Je Company Limited, in opening 6 mYSTEPS fitness centers in Eastern China as of April 25, 2022. Pursuant to our license agreement with our first licensee, the territories in which our licensee will seek opportunities to open fitness centers are Indonesia, Singapore, Malaysia, mainland China, Hong Kong, and Macau. Fees payable by our licensee to us are a base fee per annum of $125,000 plus $40,000 for each opened fitness center per annum.

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

Interactive Fitness Equipment and Platform/Mobile Application

The COVID-19 pandemic has dramatically changed how we live, work, play and stay healthy. The fitness industry, without exception, has undergone profound transformation in the past years, starting with the closure of gyms and fitness studios followed by growth in smart fitness equipment. We are currently developing our smart fitness equipment through a Shenzhen, China-based service provider specializing in AI-powered products like interactive-monitors/screens, handheld devices, as well as platform development, in building innovative integrated fitness equipment and interactive platforms designed to provide a seamless connection between users and our user-friendly platform, proprietary content, and interactive equipment. Fitness Mirror, an e-training platform, and Yoga-Mirror are in final testing stages, and we expect to commercially launch these platforms in March 2026. The beta versions of these platforms have been in trial stages since March 2022.

Our joint development of interactive fitness equipment and platforms with subscription service comprises the following:

●	Smart connected equipment: interactive exercise bikes, treadmills, and workout mirrors with built-in touchscreens and training content platforms.

●	1FinalRound: our proprietary artificial intelligence training platform under development, currently in its internal testing stage prior to public launch.

◌	1FinalRound will come pre-installed with our interactive fitness equipment. Its key features include visual and trackable workout progress and results available to mobile users.
◌	Customized solutions will be available as a premium for one-on-one remote coaching. Users pay a premium and will receive customized programs to fit individual schedules and personalized needs.

◌	It will allow both online and offline users to participate in the training either on their own schedule or via livestreaming to interact with other subscribed members to encourage a more interactive, engaging and motivating lifestyle.

Sales and Marketing

In our fitness equipment business segment, we sell our products directly to customers through online or offline platforms. Revenue from our own e-commerce website accounted for approximately 65.95% of our total sales for the fiscal year ended June 30, 2025 with the remaining sales derived from commercial sale orders, our showroom and phone orders as well as third party channels, such as Bunnings Marketplace and eBay. Our marketing strategy focuses on delivering fitness equipment to our customers and, in the future, to our licensees and their members and raising awareness of our brand through a broad range of channels. These channels include Google Search (organic and paid), Google Shopping Campaign, Google Ads word, affiliate partners programs, social media such as Facebook and Instagram, e-mail marketing, SMS marketing, E catalogue, and First Australia Fitness Mobile App. We utilize a multi-prong marketing strategy focused on attracting and educating prospective customers and licensees, driving demand with new and existing customers and increasing general awareness and affinity for our brand. Our loyalty program Gym Direct Lion Rewards Club is used to encourage both repeat purchases and order sizes and enhance brand loyalty.

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

Suppliers and Customers

We enjoy a broad network of our product suppliers and customers. In addition, searching for qualified alternative suppliers and manufacturers has been our priority, which we believe will limit the risks of single source of supply, and we have developed contingency plans for supply disruptions. We currently have 30 suppliers, 15 of which are Australian suppliers and 15 are overseas suppliers.

Approximately 85% of our products come from overseas suppliers and they predominantly manufacture made-to-order products, such as commercial machine equipment XRFM series and FT1009 under our proprietary brands Muscle Motion and Rapid Motion and FX AB03 bike and FleetX Rower are under our proprietary brand FleetX. Payment terms with our suppliers vary.

Below is a tabular summary of our relationships with suppliers that represent over 5% of our supplies:

Supplier Name	Product Name	Terms

Nantong Tengtai Sporting Fitness (22.48%)	Rubber Hex Dumbbells	Payment paid against copy of B/L. Seller releases the B/L to buyer after receiving payment.

Kynson Limited (18.54%)	Motion Bikes and Spin Bikes	Payment within 7 days from invoice date.
Harison Fitness Limited (10.92%)	Cardio and Strength products	Payment within 14 days from receiving goods.
Nantong Duro Fitness Co., Ltd. (7.09%)	Weight Plates	Payment within 14 days from receiving goods.

Qingdao Imbell Sporting Goods Co., Ltd (8.23%)	Strength Products	Payment paid against copy of B/L. Seller releases the B/L to buyer after receiving payment.

The top five suppliers representing over 5% of the Company’s supplies are all based in China. The Company has not entered into any written agreements with these suppliers, but places purchase orders with these suppliers as needed. The remaining supplier is based in Australia. The company has not entered into any written agreements with this supplier, but places purchase orders with it. The Company has no material affiliations or relationships with any of the above suppliers.

In the twelve-month period ended June 30, 2025, we received 21,031 orders and 27,513 customers, an increase of 17.3% and an increase of 4.75%, respectively, compared to the same period in 2024. This was mainly thanks to the marketing efforts by the management, and also the improvement in customers’ confidences due to the falling of interest rates. In the twelve-month period ended June 30, 2024, we received 17,926 orders and 26,266 customers, an increase of 18.0% and an increase of 13.1%, respectively, compared to the same period in 2023. This was primarily due to the management strategically lowering the selling prices or our products in order to cope with the recent economic conditions in Australia.

Our e-commerce conversion rates have increased by 59.72% from 0.72% in fiscal year 2024 to 1.15% in fiscal year 2025. Approximately 32.27% of orders were from existing customers and the average purchase frequency was 1.8 across all customers in fiscal year 2025. The number of our repeat customers increased from 3,937 in fiscal year 2024 to 4,680 in fiscal year 2025. Based on our database, customers stood at 225,676 members by end of fiscal year 2025, compared to 198,163 members by end of fiscal year 2024.

Below is a tabular summary of our online customer purchase data:

Status	# of Customers	Average Size of Order	Average Total Spending
First time Customers FY2025	14,429	1.2 Units	$350.76
Return Customers FY2025	4,680	3.9 Units	$356.85

In addition to our retail customers, our commercial customers include chains of fitness gyms and studios, government agencies, schools, healthcare providers and educational institutions.

Below is the graph summary of revenue by customer type:

For fiscal year 2025, retail customers accounted for 70.35% of the Company’s total revenue.

Growth Strategy

Our goal is to grow our fitness equipment business segment while continuing to engage and retain our loyal community of customers and fitness platform members. Our business development and expansion strategies over the next two to three years are as follows:

Increase Fitness Equipment Product Marketing

●	We currently rely primarily on organic traffic through search engine optimization to achieve customer acquisition. Leveraging our high-ranking position in search engine result pages, we intend to expand our strategic investment on marketing campaigns in Key Opinion Leaders (KOLs), sponsoring sports events and outdoor advertisement.

Development of Private-Label Cardio Equipment

●	The profit margin for cardio fitness equipment is higher than that of strength and weight equipment. We intend to develop our proprietary branded cardio equipment to increase our profitability in the market.

Development of Gym Direct Mobile Application

●	Traditionally, we only use our e-commerce website as a platform to sell our products and communicate with our retail customers. We are now developing a native mobile application to further expand the marketing platform and provide easy, repeatable and convenient shopping experiences for customers, which will also be beneficial in tracking consumer trends and purchasing data. The beta versions of these platforms have been in trial stages since March 2022 and the official version has been launched since November 2023.

Expansion of Licensing Business

●	Leveraging our years of experience in the fitness and wellness industry servicing both business and individual customers, we launched our licensing business with mYSTEPS Training Clinic in late 2021. As of the fiscal year ended June 30, 2025, mYSTEPS has opened 6 fitness and gym studios. Currently, our licensee has no plans to open additional fitness centers in China (including Hong Kong and Macau) due to the market conditions and will continue to explore opportunities in Indonesia, Singapore, and Malaysia. Based on the current license sold, we believe there will be long-term potential and opportunities for us outside of the Australian market. Going forward, we intend to seek opportunities to expand our licensing partnership footprint in the Asia-Pacific regions with other selective partners.

Development of Smart Connected Equipment and Digital Fitness Program

●	Digital subscription-based machines have led the trend in the U.S. market, such as Mirror, Peloton, Tonal, where the demand for interactive fitness applications has risen. We plan to expand into this market in Australia and Southeast Asia where the concept of the home gym has not been fully deployed.

●	Growing brand awareness.

●	Improving member experience.

●	Leveraging our database of customers which we have accumulated from the sales of fitness equipment to increase interactive cardio equipment sales and subscription revenues.

●	Continuing to launch new and innovative content and products.

Opportunities to Explore Other Revenue Streams

●	Leveraging our expertise in targeting health-conscious consumer audiences, we plan to develop a host of solutions for white-label functional health supplement products, including muscle building beverages, vitamins and other sports nutrition products in Australia and Asia-Pacific regions. We have engaged an Australian pharmaceutical company to develop formulas for muscle protein powder, multi-vitamins and post-exercise drinks. These products are developed based on the existing data and feedback we received from our customers and intend to target these health-conscious consumers.

●	Leveraging our expertise in developing and marketing fitness equipment, there is the opportunity for us to expand our businesses into used fitness equipment sales (e-commerce), including used home cardio machines and other domestic used fitness equipment.

●	In addition, we also intend to expand our business segments to target the health and fitness needs of our target consumers in the following cross selling opportunities: apparel, niche sports and health equipment, and sporting footwear, among others, which widen the shopping choices to fitness-conscious or generic consumers.

Supply Chain Challenges and Strategies

●	Buying cost remain stable:

Our buying cost in the fiscal year ended June 30, 2025 has remained relatively constant, as compared to the fiscal year ended June 30, 2024.

●	Leading time remain stable:

The leading time of manufacturing and logistics has remained relatively stable. The Sea freight in the fiscal years ended 2025 and 2024, usually took approximately 3 to 4 weeks.

●	Logistics cost decrease:

During the fiscal year 2025, sea freight costs dropped by approximately 34.8%, the significant decrease in logistic cost was due to the supply of available shipping vessels on global basis has returned to normal conditions, whereas in the fiscal year ended June 30, 2024, it was negatively impacted by the geopolitical tensions.

Sea freight cost	Mid of 2024 (AUD)	Early 2025 (AUD)	Decrease
20GP from Shanghai	$2,551.02	$1,664.00	34.8%

●	Delivery time remain stable:

Delivery time was approximately 1 to 2 business days to metro and NSW areas in Sydney, Australia, 2 to 3 business days in transit for interstate or other metro cities, and approximately 5 business days to remote areas in the fiscal years ended June 30, 2025 and 2024.

●	Strategies for Possible Out-of-Stock Products

Due to the increased sea freight cost and the delays in shipment, we increased our minimum order quantity (MOQ) to ensure sufficient stock. In the meantime, we also intend to engage with a third party logistic (3PL) service provider overseas as a satellite warehouse to improve stock availability to meet in-time delivery.

●	Actions and Initiatives to Mitigate Challenge

◌	We believe the establishment of 3PLs in both overseas locations and interstate locations will significantly reduce our logistic costs while maintaining higher efficiency rates with sound procurement procedures;

◌	“Catch me if you can” strategy: Constant launch of innovative and unique products to ensure healthy and above-average gross profit margins;

◌	Natural hedging strategy with expansion of licensing business in South-East Asia;

◌	Frequent pricing review procedures to ensure our competitiveness while avoiding any pricing wars by strategically bringing new offers of services and products;

◌	The position of GD, with both virtual training modules and physical products offerings, gives competitive advantages to our business while mitigating the objective challenges.

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

Competitive Strengths

We believe that there are several competitive strengths that differentiate us from our competitors.

Proprietary Brands and Diversified Product Portfolio

●	Our three proprietary brands – Muscle Motion, Rapid Motion, and FleetX – provide both in-home options and commercial solutions. Our product portfolio of these three diversified brands spans a variety of popular fitness and workout verticals, including weightlifting, stretch, yoga, boxing, running and cycling. We believe that our diversification represents competitive advantages compared to other competitors in the market. With the development of the integrated fitness equipment and virtual platform, we believe we will be able to create more valuable opportunities for business expansion.

Innovative Smart Connected Equipment

●	Our connected equipment, which has been the global trend for the fitness and gym industry, is also under development. Initiated in May 2021, our development concept includes interactive exercise bikes and workout mirrors. We expect that the interactive gym equipment will be commercially launched in February 2026 and believe that our new product will better serve both retail and commercial customers and accelerate our business growth.

Virtual Training Platform with Cutting Edge Content

●	Leveraging our years of experience in the fitness and wellness industry, we have developed an online proprietary training platform – 1FinalRound – which will be pre-built into our connected equipment that allows our customers to maintain engagement with us during any potential temporary closures of gyms and studios. This model allows flexibility for both online and offline users to participate in training either on their own schedules or via livestreaming to interact with other subscribed members to encourage more interactive, engaging and motivating lifestyles. The platform will provide an extensive offline library with high production value or various online live stream experiences. Moreover, based on the large, consolidated dataset we received from our fitness equipment customers, we believe we will be able to create and develop on-trend fitness content for our users.

Consolidated Database with Loyal Customer Base

●	GD has served over 200,000 customers with large portions of sales coming from repeat customers over the years. We believe that our sales strategies also create inventive solutions for existing customers and drive loyalty. As of June 30, 2025, 32.27% of our orders are from existing customers, the average purchase frequency is 1.8 across all customers. We believe that we will be able to deepen our customer loyalty through our newly developed Gym Direct mobile application and 1FinalRound.

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

Cryptocurrency Treasury Strategy

In September 2025, we announced our first strategic purchase under the Company’s Solana treasury initiative following the first closing under the Company’s $100 million facility. Further, in October 2025, we purchased and allocated to our corporate treasury 216.8 million Pump.fun (PUMP) tokens, the native token powering the PUMP launchpad on Solana. To support this initiative, we have secured up to 200 million in committed equity and debt financing facilities from institutional investors.

The Company has partnered with BitGo Trust Company, Inc., or BitGo Trust, a South Dakota-chartered and regulated trust company to safeguard and stake the Company’s digital assets. Under the custodial agreement, BitGo Trust controls all private keys related to the Company’s digital assets and maintains such assets in secure environments in accordance with its internal security and risk-management protocols. Assets are held separately from BitGo Trust’s own property and from the assets of other customers, and all transfers require multi-level internal authorization by the Company. BitGo Trust maintains limited insurance coverage for certain losses related to its custodial services; however, such coverage may not be sufficient to compensate for all potential losses.

As of November 11, 2025, the Company held approximately 39,386.62 tokens of SOL and 216,849,816.85 tokens of PUMP that were acquired at an aggregate purchase price of $10 million.

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

Our Employees

As of June 30, 2025, we have a total of 16 employees and all of them are full-time employees—6 employees serve as management, 5 employees serve as sales and marketing, 4 employees serve as warehouse management, and 1 employee serves as procurement and logistics. Save our CFO, Chun Wai Edwin Tam, who is primarily based in Hong Kong, all of our employees and contractors are located in Sydney, Australia. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

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

A. Operating Results

Overview

The Company runs its business through its wholly-owned subsidiary GD. GD was founded in 2005 and is headquartered in New South Wales, Australia. GD is a gym and fitness equipment retailer both under its proprietary brands and other reputable and industry recognized names. GD carries approximately 2,000 SKUs and has served over 200,000 customers with a large portion of sales from repeat customers over the years – a testament of our product quality and brand loyalty. The Company has launched its global expansion strategy with initial geographic focus in South-East Asia markets in late 2021 as described in detailed in the “Recent Developments” section immediately below.

Recent Developments

February 2025 Registered Direct Offering

On February 6, 2025, we entered into a securities purchase agreement, as amended by an amendment to securities purchase agreement dated as of February 9, 2025 with an institutional investor for the issuance and sale in a registered direct offering of (i) 796,813 Ordinary Shares (or 49,801 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025). and (ii) warrants to purchase up to 1,195,220 Ordinary Shares (the “Investor Warrants”) (or 74,702 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025), at a combined purchase price of $5.02 per Ordinary Share for aggregate net proceeds of $3.6 million (the “February 2025 Registered Direct Offering”). Rodman & Renshaw LLC acted as exclusive placement agent in connection with the February 2025 Registered Direct Offering. As compensation in connection with the February 2025 Registered Direct Offering, we agreed to issue to Rodman or its designees warrants to purchase up to 55,777 Ordinary Shares (or 3,487 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025), which have substantially the same terms as the Investor Warrants, except that they are exercisable at a price of $6.275 per Ordinary Share.

Warrant Repurchase in May 2025

On May 19, 2025, we entered into a warrant repurchase agreement with the investor in the February 2025 Registered Direct Offering in connection with the repurchase of the unexercised Investor Warrants (as defined below) to purchase an aggregate of 1,195,220 Ordinary Shares (or 74,702 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025) at $0.75 per Investor Warrant (the “Warrant Repurchase Transaction”). Upon the repurchase of the Investors Warrants, the Investors Warrants were automatically terminated and canceled in full, and no further shares are issuable pursuant to the Placement Agent Warrants.

At-the-market Offering Program in August 2025

On August 15, 2025, we entered into an at the market offering agreement (the “ATM Agreement”) with Rodman & Renshaw LLC, acting as our sole sales agent (the “Sales Agent”), relating to the sale of our Class A Ordinary Shares, offered pursuant to a prospectus supplement and the registration statement on Form F-3 (File No. 333-284232) declared effective on February 5, 2025. Pursuant to the terms of the ATM Agreement, we may issue and sell through or to the Sales Agent, as sales agent and/or principal, up to $75 million of our Class A Ordinary Shares (or 4.69 million Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025) (the “ATM Offering”). As of November 11, 2025, we had received net proceeds of approximately $1,272,284.21 from the sale of 364,164 Class A Ordinary Shares (or 22,761 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025) in connection with the ATM Offering.

Convertible Notes Offering in September 2025

On September 19, 2025, we entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which and subject to certain conditions precedent contained therein, the Company may sell to the Buyer from time to time an aggregate of up to $100 million in newly issued senior secured convertible notes of the Company (the “Notes”) in two series: (i) Series A Senior Secured Convertible notes, in an aggregate original principal amount up to $70 million (the “Series A Notes”), to be issued and sold pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232) (the “Shelf Registration Statement”); and (ii) Series B Senior Secured Convertible Notes, in an aggregate original principal amount up to $30 million (the “Series B Notes” and together with the Series A Notes, the “Notes”), to be issued and sold in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. Interest will be payable monthly under the Notes at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month with the first Interest Date being November 1, 2025. A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

On September 23, 2025, the Company issued a Series A Note in the aggregate original principal amount of $11 million at a purchase price of $10,780,000 at the Initial Closing. On October 8, 2025, we completed the second closing of an additional Series A Note in the original principal amount of $4 million (the “Second Note”) at a purchase price of $3,920,000.

As of November 11, 2025, such securities are convertible or exercisable into an aggregate of 3,068,879 class A ordinary shares, par value $0.0016 per share, of the Company.

Share Consolidation in September 2025

On April 9, 2025, we held an extraordinary general meeting of shareholders (the “EGM”), during which the shareholders, among others, approved to (i) amend and reclassify the authorized share capital with effect on April 15, 2025 by (a) redesignating and reclassifying 493,560,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) as 493,560,000 class A ordinary shares of par value US$0.0001 each, where the rights of the existing ordinary shares shall be the same as such class A ordinary shares and (b) cancelling 6,440,000 authorized but unissued ordinary shares of par value of US$0.0001 each and creating a new class of shares comprising of 6,440,000 class B ordinary shares of par value US$0.0001 each, which will be entitled to thirty (30) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into 493,560,000 class A ordinary shares of a par value of US$0.0001 each and 6,440,000 class B ordinary shares of a par value of US$0.0001 each; (ii) adopt the second amended and restated memorandum and articles of association of the Company reflecting such amended authorized share capital; (iii) undertake a share consolidation whereby every 16 class A ordinary shares with par value of $0.0001 each be consolidated into 1 class A ordinary share $0.0016 par value each (the “Class A Ordinary Shares”) and every16 class B ordinary shares with par value of $0.0001 each be consolidated into 1 class B ordinary share $0.0016 par value each, with effect from the effective date to be determined by the Board (the “Share Consolidation”), with such consolidated class A ordinary shares and class B ordinary shares (as the case may be) shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares and class B ordinary shares (as the case may be) and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders and instead any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number, such that the authorized share capital of the Company shall become US$50,000 divided into 30,847,500 class A ordinary shares of a par value of US$0.0016 each and 402,500 class B ordinary shares of a par value of US$0.0016 each; and (iv) amend the authorized share capital clause of the second amended and restated memorandum and articles of association reflecting the Share Consolidation.

On September 4, 2025, our board of directors adopted resolutions to set the effective date of the Share Consolidation to September 23, 2025, the Share Consolidation was reflected with the Nasdaq Capital Market and in the marketplace at the opening of business on September 23, 2025.

Convertible Notes Offering in November 2025

On November 6, 2025, the Company entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which and subject to certain conditions precedent contained therein, the Company may sell to the Buyer $50 million in newly issued senior secured convertible notes of the Company (the “Series C Note”), to be issued and sold pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232) (the “Shelf Registration Statement”). Interest will be payable monthly under the Series C Note at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”). Interest will be payable on each Interest Date, in Class A ordinary shares (“Ordinary Shares”) of the Company (the “Interest Shares”), so long as there has been no Equity Conditions Failure (as defined in the Note) provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares.

The Series C Note is governed by a base indenture, dated as of November 6, 2025 (the “Base Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of November 6, 2025 (“Supplemental Indenture” and, together with the Base Indenture, the ‘Indenture”). The Indenture has been qualified as an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the Indenture are those provided in the Base Indenture and the Supplemental Indenture and those made part of the Indenture by the Trust Indenture Act. The Series C Note and Indenture contain customary Events of Default (as defined therein) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Series C Note will be due on the Maturity Date (as defined in the Series C Note) unless earlier converted or repaid.

In connection with the Purchase Agreement, the Company and each of its direct and indirect Australian subsidiaries entered into a security and pledge agreement (“Security Agreement”) in favor of the Buyer, as collateral agent. The Company’s obligations under the Series C Note will be secured by a first priority lien on substantially all the Company’s tangible and intangible assets (including crypto collateral), subject to the terms of an intercreditor agreement and excepting certain assets the holder has agreed to exclude from the collateral, subject to certain limitations (the “Collateral”). The Series C Notes rank pari passu with the Company’s existing and future Series A Notes (and any Series B Notes hereafter issued) subject to the terms of the intercreditor agreement, which provides, among other things, that: (a) the holders of the Series A Notes shall have a first-priority lien (superior to the lien of the holder of the Series C Note) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series A Notes and subject to the control of the collateral agent for the holders of the Series A Notes; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the Series A Notes prior to the application of such proceeds to the repayment of the obligations evidenced by the Series C Note; (b) the holder of the Series C Note shall have a first-priority lien (superior to the lien of the holders of the Series A Notes) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series C Note and subject to the control of the collateral agent for the holders of the Series C Note; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the Series C Note prior to the application of such proceeds to the repayment of the obligations evidenced by the Series A Notes; and (c) the holders of the Series A Notes and the holders of the Series C Note shall have a pari passu first-priority lien on all other Collateral not covered by the foregoing clauses (a) and (b) and the related proceeds of such Collateral shall be applied to the obligations evidenced by the Series A Notes and the Series C Note on a pro-rata basis.

The offer and sale to the Buyer of the Note, as well as the Ordinary Shares issuable upon conversion of or in payment of interest on the Series C Note, was made and will be pursuant to the Shelf Registration Statement, which was declared effective by the United States Securities and Exchange Commission (the “SEC”) on February 5, 2025. A prospectus supplement relating to the Series A Notes and related Ordinary Shares has been filed with the SEC.

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

Revenue

Our revenue consists of merchandise revenues, sales of consumable products, and revenue from licensing customers accounted for 100%, nil, and nil of our total revenue for the fiscal year ended June 30, 2025, and accounted for 88.6%, 8.0%, and 3.4% of our total revenue for the fiscal year ended June 30, 2024, respectively.

Our merchandise revenue is driven by changes in the number of sales orders, and the average order value. Almost all our sales were sold to end users, and in most cases, we do not provide credits to them. Therefore, we receive payments from customers upfront for most of our sales. The sales volume of our merchandise revenues by sales orders has increased by 31.4% in the fiscal year ended June 30, 2025, as compared to fiscal year ended June 30, 2024. This was thanks to the fall in both inflation and interest rates in Australia which have improve the consumers’ confidence. Our average order value per sales order has increased by 12% in fiscal year ended June 30, 2025, as compared to fiscal year ended June 30, 2024, which primarily due to the management has strategically raised the selling price in order to improve profit margin.

Our sales of consumable products represent the sales of fitness and wellness related products to overseas market. The Company has generated a revenue of $358,536 in the fiscal year ended June 30, 2024, but did not make any revenue in this area during the fiscal year ended June 30, 2025. The management has focused more on the local Australian market in the fiscal year ended June 30, 2025, but we expect to continuously seek more business opportunities to sell consumable products overseas in the foreseeable future.

The revenue from licensing customers represents the income we have received from our corporate clients in the fitness and wellness industry. The Company did not generate any revenue in this business segment during the fiscal year ended June 30, 2025, versus revenue of $151,277 in fiscal year ended June 30, 2024. The decrease was due to the fact management has strategically postponed the overseas expansions in this area, as the market sentiments are negatively affected by inflation and the high interest rate in the global market. Nevertheless, we expect to expand these services again, especially to the Asia market, when the time is right.

Gross Profit

Gross profit is equal to revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (third-party products purchase price, freight costs, custom duties, and other miscellaneous costs related to purchase). Our cost of goods sold account for 64.5% and 60.7% of our total revenue for the fiscal year ended June 30, 2024 and fiscal year ended June 30, 2025, respectively. Our gross profit margin has increased 3.8% for the fiscal year ended June 30, 2025, as compared to the fiscal year ended June 30, 2024. The increase in gross profit margin was because the management has increased the selling prices strategically in general, in order to boost the profit margin for the Company.

Operating Expenses

Our operating expenses consist of personnel expenses, consulting fees, licensing fees, general and administrative expenses, sales and marketing expenses, operating lease expenses, and depreciation expenses.

Our personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment-related expenses. Personnel expenses were 23.0% and 21.3% of our revenues for the fiscal years ended June 30, 2025 and 2024, respectively. The Personnel Expenses for the fiscal year ended June 30, 2025 has increased compared to the previous fiscal year, mainly due to business expansion and salary adjustments to provide incentives to the staff. Our management always aims to hire the right people for each different task, and to maintain an effective and efficient operational team in the right size.

Our general and administrative expenses consist primarily of insurance, warehouse costs and other corporate expenses. General and administrative expenses account for 21.9% and 54.9% of our revenue for the fiscal years ended June 30, 2025 and 2024, respectively. The decrease in general and administrative expenses mainly due to several one-off in nature expenses which were incurred during the fiscal year ended June 30, 2024, which includes but not limited to, research and development costs of $798,684 for the mobile application development, and the doubtful debt provision of $579,265. These expenses were mainly one-off in nature, and if they are excluded then the overall general and administrative expenses would have remained stable between the fiscal year ended June 30, 2025 and 2024.

Our sales and marketing expenses consist primarily of advertising and marketing expenses on various online platforms. Sales and marketing expenses account for 8.0% and 7.9% of our revenues for the fiscal year ended June 30, 2025 and 2024, respectively, which has remain relatively stable.

Operating lease expense refers to the amortization of the finance lease for our office and warehouse. It accounts for 5.8% and 6.4% of revenue for the fiscal year ended June 30, 2025 and 2024 respectively. The absolute amounts were $303,869 and $284,169 for the fiscal years ended June 30, 2025 and 2024, respectively. The increase is mainly due to the expiration of the previous rental agreement, and the rental cost pursuant to the new lease agreement is relatively higher.

Results of Operations

Comparisons of the Fiscal Years Ended June 30, 2025 and 2024

The following table summarizes the results of our operations during the fiscal years ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended June 30,
	2025		2024		Variance
	US$	% of revenue	US$	% of revenue	US$	%
REVENUE	5,200,138	100.0%	4,466,775	100.0%	733,363	16.4%
COST OF GOODS SOLD	(3,157,996)	-60.7%	(2,881,060)	-64.5%	(276,936)	9.6%
GROSS PROFIT	2,042,142	39.3%	1,585,715	35.5%	456,427	28.8%

OPERATING EXPENSES
Consulting fees	619,108	11.9%	5,468,126	122.4%	(4,849,018)	-88.7%
General and administrative expenses	1,138,266	21.9%	2,452,954	54.9%	(1,314,688)	-53.6%
Personnel expenses	1,195,958	23.0%	951,451	21.3%	244,507	25.7%
Sales and marketing expenses	416,596	8.0%	351,298	7.9%	65,298	18.6%
Operating lease expense	303,869	5.8%	284,169	6.4%	19,700	6.9%
Licensing fees	-	0.0%	65,839	1.5%	(65,839)	-100.0%
Depreciation expense	9,467	0.2%	10,385	0.2%	(918)	-8.8%
Total operating expenses	3,683,264	70.8%	9,584,222	214.6%	(5,900,958)	-61.6%

LOSS FROM OPERATIONS	(1,641,122)	-31.6%	(7,998,507)	-179.1%	6,357,385	-79.5%

OTHER INCOME (EXPENSE)
Change in fair value of warrants	2,024,942	38.9%	-	N/A	2,024,942	N/A
Loss on extinguishment of warrants	(285,346)	-5.5%	-	N/A	(285,346)	N/A
IPO related expense	(600,000)	-11.5%	(50,523)	-1.1%	(549,477)	1,087.6%
Unrealized loss on investment	-	0.0%	(354,781)	-7.9%	354,781	-100.0%
Realized gain on investment	50,675	1.0%	-	N/A	50,675	N/A
Other income (expenses)	44	0.0%	121,889	2.7%	(121,845)	-100.0%
Interest income	215,586	4.1%	2,574	0.1%	213,012	8,275.5%
Interest expense	(114,006)	-2.2%	(1,242,140)	-27.8%	1,128,134	-90.8%
Total other income (expenses)	1,291,895	24.8%	(1,522,981)	-34.1%	2,814,876	-184.8%

LOSS BEFORE TAX	(349,227)	-6.7%	(9,521,488)	-213.2%	9,172,261	-96.3%

INCOME TAX EXPENSE (CREDIT)	333,497	-6.4%	(209,343)	-4.7%	542,840	259.3%

NET LOSS	(682,724)	-13.1%	(9,312,145)	-208.5%	8,629,421	-92.7%

EXTRAORDINARY ITEMS
Change in fair value of warrants	(2,024,942)	-38.9%	-	N/A	(2,024,942)	N/A
Loss on extinguishment of warrants	285,346	5.5%	-	N/A	285,346	N/A
Consulting fees	619,108	11.9%	5,468,126	122.4%	(4,849,018)	-88.7%
IPO related expense	600,000	11.5%	50,523	1.1%	549,477	1,087.6%
Unrealized loss on investment, net of tax	-	0.0%	266,086	6.0%	(266,086)	-100.0%
Realized gain on investment	(50,675)	-1.0%	-	0.0%	(50,675)	N/A
Debt discount (in interest expense)	-	0.0%	1,108,088	24.8%	(1,108,088)	-100.0%
NORMALIZED NET LOSS	(1,253,887)	-24.1%	(2,419,322)	-54.2%	1,165,435	-48.2%

Revenues

We currently generate our revenue from three business activities: merchandise revenue, sales of consumable products, and revenue from licensing customers.

Revenues were $5,200,138 for the fiscal year ended June 30, 2025 and $4,466,775 for the fiscal year ended June 30, 2024, an increase of $733,363, or 16.4%. Revenues consist primarily of (i) merchandise revenues of $5,200,138 and $3,956,962 for the fiscal years ended June 30, 2025 and 2024 respectively; plus (ii) sales of consumable products of nil and $358,536 for the fiscal years ended June 30, 2025 and 2024 respectively; and (iii) revenue from licensing customers of nil and $151,277 for the fiscal years ended June 30, 2025 and 2024, respectively.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	For the Years Ended June 30,
	2025		2024		Change	Change
	US$	%	US$	%	US$	%

Merchandise revenue	5,200,138	100.0%	3,956,962	88.6%	1,243,176	31.4%
Sales of consumable products	-	0.0%	358,536	8.0%	(358,536)	-100.0%
Revenue from licensing customers	-	0.0%	151,277	3.4%	(151,277)	-100.0%
Total Revenue	5,200,138	100.0%	4,466,775	100.0%	733,363	16.4%

Merchandise revenue

The merchandise revenue represents the sales of our various gym & fitness equipment and products. Merchandise revenue increased by 31.4% or $1,243,176 to $5,200,138 in fiscal year ended June 30, 2025 from $3,956,962 in the fiscal year ended June 30, 2024. The increase in merchandise revenue was primarily attributable to the following: (i) a 17.3% increase in sales order from 17,926 in fiscal year ended June 30, 2024 to 21,031 in the fiscal year ended June 30, 2025, thanks to the fall in both inflation and interest rates in Australia which have improve the consumers’ confidence, and (ii) an increase of 12.0% in the average revenue per order from $220.74 in fiscal year ended June 30, 2024 to $247.26 in the fiscal year ended June 30, 2025, which was primarily due to management strategically raising the selling price in order to improve profit margin. In the fiscal year June 30, 2024, the inflation was more than 4.0% on average, but it stabilized and gradually dropped to below 3% by the end of the fiscal year ended June 30, 2025. In addition, the Australis cash rate target, which was set by the Reserve Bank of Australia, has also decreased from 4.35% to 3.85% during the fiscal year ended June 30, 2025.

Sales of consumable products

The sales of consumable products represent the sales of fitness and wellness related products to overseas market. The Company has generated revenue of $358,536 in the fiscal year ended June 30, 2024, but did not make any revenue in this area during the fiscal year ended June 30, 2025. The management has focused more on the local Australian market in the fiscal year ended June 30, 2025, but we expect to continuously seek more business opportunities to sell consumable products to overseas in the foreseeable future.

Revenue from licensing customers

The revenue from licensing customers represents the income we have received from our corporate clients in the fitness and wellness industry. The Company did not generate any revenue in this business segment during the fiscal year ended June 30, 2025, versus making revenue of $151,277 in fiscal year ended June 30, 2024. The decrease was due to the fact management has strategically postponed the overseas expansions in this area, as the market sentiments are negatively affected by the inflations and the high interest rate in the global market. Nevertheless, we expect to expand these services again, especially to the Asia market, when the time is right.

Cost of goods sold

Cost of goods sold were $3,157,996 for the fiscal year ended June 30, 2025, and $2,881,060 for the fiscal year ended June 30, 2024, an increase of $276,936, or 9.6%. Cost of goods sold consist primarily of the merchandise costs, the freight costs, and also other related purchase costs like the custom duties. The increase was in line with the increase in our sales orders of merchandise revenues. Our cost of goods sold account for 60.7% and 64.5% of our total revenue for the fiscal year ended June 30, 2025 and fiscal year ended June 30, 2024, respectively. The ratio for cost of goods sold to revenue has decreased mainly because the management has increased the selling prices strategically in general, in order to boost the profit margin for the Company.

Gross Profit

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Gross Profit	2,042,142	1,585,715	456,427	28.8%
Gross Profit Margin	39.3%	35.5%		3.8%

Gross profit was $2,042,142 for the fiscal year ended June 30, 2025, and $1,585,715 for the fiscal year ended June 30, 2024, an increase of $456,427, or 28.8%. The increase was mainly due to the management has increased the selling prices strategically in general, in order to boost the profit margin of the Company.

Consulting fees

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Consulting fees	619,108	5,468,126	(4,849,018)	-88.7%
as percentage of revenue	11.9%	122.4%		-110.5%

Management of the Company was planning to do further fund raising during fiscal year 2025 and has engaged several external consultants to assist the process. As a result, the Company has incurred $619,108 of consulting fees in the fiscal year ended June 30, 2025. These consulting fees are considered as one-off in nature and may not be recurring in future years.

General and Administrative Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
General and administrative expenses	1,138,266	2,452,954	(1,314,688)	-53.6%
as percentage of revenue	21.9%	54.9%		-33.0%

General and administrative expenses were $1,138,266 for the fiscal year ended June 30, 2025 and $2,452,954 for the fiscal year ended June 30, 2024, a decrease of $1,314,688, or 53.6%. General and administrative expenses consist primarily of insurance, warehouse costs and other corporate expenses. The decrease in general and administrative expenses mainly due to several one-off in nature expenses which were incurred during the fiscal year ended June 30, 2024, which includes but not limited to, research and development costs of $798,684 for the mobile application development, and the doubtful debt provision of $579,265. These expenses were mainly one-off in nature, and if they are excluded then the overall general and administrative expenses would have remained stable between the fiscal year ended June 30, 2025 and 2024.

Personnel Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Personnel expenses	1,195,958	951,451	244,507	25.7%
as percentage of revenue	23.0%	21.3%		1.7%

Personnel expenses were $1,195,958 for the fiscal year ended June 30, 2025, and $951,451 for the fiscal year ended June 30, 2024, an increase of $244,507, or 25.7%. Personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment expenses. The Personnel Expenses for the fiscal year ended June 30, 2025 has increased compared to the previous fiscal year, mainly due to business expansion and salary adjustments to provide incentives to the staff. Our management always aims to hire the right people for each different tasks, and to maintain an effective and efficient operational team in the right size.

Sales and Marketing Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Sales and marketing expenses	416,596	351,298	65,298	18.6%
as percentage of revenue	8.0%	7.9%		0.1%

Sales and marketing expenses were $416,596 for the fiscal year ended June 30, 2025, and $351,298 for the fiscal year ended June 30, 2024, an increase of $65,298, or 18.6%. Sales and marketing expenses consisted primarily of advertising and marketing expenses on various online platforms. The increase was in-line with the increase in revenue in the fiscal year ended Juen 30, 2025. The sales and marketing expenses, as a percentage of total revenue, was 8.0% in the fiscal year ended June 30, 2025, which is stable as compared to 7.9% for the fiscal year ended June 30, 2024.

Operating lease expense

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Operating lease expense	303,869	284,169	19,700	6.9%
as percentage of revenue	5.8%	6.4%		-0.6%

Amortization of right of use asset refers to the amortization of the finance lease for our office and warehouse. It accounts for 5.8% and 6.4% of revenue for the fiscal year ended June 30, 2025 and 2024, respectively. The absolute amount is $303,869 and $284,169 for the fiscal year ended June 30, 2025 and 2024, respectively. The increase is mainly due to the expiration of the previous rental agreement, and the rental cost pursuant to the new lease agreement is relatively higher.

Depreciation expense

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Depreciation expense	9,467	10,385	(918)	-8.8%
as percentage of revenue	0.2%	0.2%		0.0%

Depreciation expense was $9,467 and $10,385 for the fiscal year ended June 30, 2025 and 2024, respectively. It was derived from the depreciation of a motor vehicle.

Income from Operations

The Company had loss from operations of $1,641,122 for the fiscal year ended June 30, 2025, and $7,998,507 for the fiscal year ended June 30, 2024, a decrease in losses of $6,357,385. The decrease in loss was a result of the surge of total revenues while the operating expenses have dropped significantly.

Change in fair value of warrants

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Change in fair value of warrants	2,024,942	-	2,024,942	N/A
as percentage of revenue	38.9%	0.0%		38.9%

During the fiscal year ended June 30, 2025, the Company issued some warrants and subsequently repurchased them back at a relatively lower price. The difference in fair value amounted to $2,024,942.

Loss on extinguishment of warrants

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Loss on extinguishment of warrants	(285,346)	-	(285,346)	N/A
as percentage of revenue	-5.5%	0.0%		-5.5%

The loss on extinguishment of the aforesaid warrants amounted to $285,346 during the fiscal year ended June 30, 2025.

IPO related expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
IPO related expenses	600,000	50,523	549,477	1,087.6%
as percentage of revenue	11.5%	1.1%		10.4%

The IPO related expenses include the accounting fee, auditing fee, legal fee, and consulting fee which are incurred due to the Initial Public Offering project and are not related to the daily operations of the Company. The IPO related expenses have increased significantly by 1,087.6% from $50,523 for the fiscal year ended June 30, 2024, to $600,000 for the fiscal year ended June 30, 2025. The increase was mainly due to some of the IPO was amortized in years subsequent to the IPO.

Unrealized loss on investment

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Unrealized loss on investment	-	(354,781)	354,781	-100.0%
as percentage of revenue	0.0%	-7.9%		7.9%

The Company had purchased some securities on the Hong Kong stock exchange for investment purpose in the fiscal year June 30, 2022. The unrealized loss on investment in the fiscal year ended June 30, 2024, was attributable to the investment valued below the historical purchase cost in the fiscal year June 30, 2022. These securities were eventually sold in the fiscal year ended June 30, 2025.

Realized gain on investment

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Realized loss on investment	50,675	-	50,675	N/A
as percentage of revenue	1.0%	0.0%		1.0%

The realized gain on investment was attributable to the gain generated in the disposal on the aforesaid securities.

Other Income and other expense, net

Other income was $44 for the fiscal year ended June 30, 2025 which was mainly referring to return of bank charges. For the fiscal year ended June 30, 2024, there was a net other income of $121,889, which was mainly referring to the profit of the disposal of lease asset of $77,499 and an exchange difference of $44,390.

Interest Income

Interest income was $215,586 for the fiscal year ended June 30, 2025 and $2,574 for the fiscal year ended June 30, 2024. The substantial increase of interest income was mainly due to the interest generated from the note receivables.

Interest Expense

Interest expense was $114,006 for the fiscal year ended June 30, 2025 and $1,242,140 for the fiscal year ended June 30, 2024, a decrease of $1,128,134, or 90.8%. The decrease was mainly due to the interest expense in fiscal year ended June 30, 2024 included a debt discount of $1,108,088.

Income tax expense (benefit)

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2025	2024	Amount	%
Income tax expense (benefit)	333,497	(209,343)	542,840	259.3%
effective tax rate	-95.5%	2.2%		-97.7%

Income tax expense was $333,497 for the fiscal year ended June 30, 2025 and income tax credit was $209,343 for the fiscal year ended June 30, 2024, an increase of $542,840, or 259.3%. The effective tax rate has decreased from 2.2% for the fiscal year ended June 30, 2024 to -95.5% for the fiscal year ended June 30, 2025. The applicable corporate tax rate in Australia was 25% for the fiscal year ended June 30, 2025 and 2024. However, there are several material items which are either tax exempted or non-tax deductible. These items include, but are not limited to, change in fair value of warrants, loss on extinguishment of warrants, valuation allowance for deferred tax asset, IPO related expenses, provision for bad debt, realized loss on investments, fair value adjustment on financial instruments etc. The combined effect of the aforesaid items would make the effective tax rates move away from the applicable corporate tax rate.

Net loss and comprehensive loss

Net loss was $682,724 and $9,312,145 for the fiscal year ended June 30, 2025 and 2024 respectively, a decrease of $8,629,421, or 92.7%.

Comprehensive loss was $679,206 for the fiscal year ended June 30, 2025 and $9,325,818 for the fiscal year ended June 30, 2024, a difference of $8,646,612.

The reduction in both net loss and comprehensive loss, were a result of the surge of revenue, and reduction in operating expenses and other expenses, in the fiscal year of June 30, 2025.

Normalized Loss

For the fiscal year ended June 30, 2025, the extraordinary items include Change in fair value of warrants of $2,024,942, Loss on extinguishment of warrants of $285,346, Consulting fees of $619,108, IPO related expense of $600,000, and a realized gain on investment of $50,675. If we take out the effect of these extraordinary items, the normalized net loss would be $1,253,887 for the fiscal year ended June 30, 2025, a decrease in losses of $1,165,435 or 48.2% as compared to the fiscal year ended June 30, 2024.

For the fiscal year ended June 30, 2024, the extraordinary items include the consulting fees related to the 2nd round of fund raising of $5,468,126, a debt discount of $1,108,088 the unrealized loss on investment of $266,086, and IPO related expenses of $50,523. If we take out the effect of these extraordinary items, the normalized net loss would be $2,419,322 for the fiscal year ended June 30, 2024.

Current Liquidity and Capital Resources for the fiscal year ended June 30, 2025 compared to fiscal year ended June 30, 2024

	2025	2024
Summary of Cash Flows:
Net cash used in operating activities	$(1,016,390)	$(12,253,539)
Net cash provided by (used in) investing activities	175,638	(2,500,000)
Net cash provided by financing activities	2,789,042	15,469,405
Foreign currency translation	3,518	(13,673)
Net change in cash and cash equivalents	1,951,808	702,193
Beginning cash and cash equivalents	939,014	236,821
Ending cash and cash equivalents	$2,890,822	$939,014

Operating Activities

Cash used in operating activities of $1,016,390 during the year ended June 30, 2025 was primarily a result of our net loss of $682,724 reconciled with our changes in operating assets and liabilities, which include primarily (i) the change in fair value of warrants of $2,024,942 ; (ii) an increase in inventories of $602,836 as the management is expanding the inventories to cope with the growth in merchandise revenue; (iii) a decrease in tax payable of $212,094 due to tax payments; (iv) an increase in account receivable of $184,493 which is due to have we generated more revenues from corporate clients which have relatively longer credit period; and partially offset by (v) a settlement of $1,472,000 capital receivable from the convertible notes holder; and (vi) a decrease in prepaid offering costs of $600,000, which is a non-cash amortization during the fiscal year ended June 30, 2025.

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

Investing Activities

The cash provided by investing activities for the fiscal year ended June 30, 2025 was attributed to the sales proceeds generated from the disposal of investments.

The cash used in investing activities for the fiscal year ended June 30, 2024 represents an investment in note receivables of $2,500,000.

Financing Activities

Net cash provided by financing activities was $2,789,042 for the fiscal year ended June 30, 2025, versus net cash from financing activities of $15,469,405 for the fiscal year ended June 30, 2024.

The net cash from financing activities for the fiscal year ended June 30, 2025 includes the fund raised in the Registered Direct Offering of $3,496,303, the net proceeds raised in note payables of $212,679, and partially offset by repurchase of warrants of $896,415, and net activity due to related parties of $23,525.

The net cash from financing activities for the fiscal year ended June 30, 2024 includes the net proceeds raised in the IPO of $13,614,983, $1,840,000 raised in the issuance of the convertible promissory note, and a minor addition working capital provided by a related party of $14,422.

Future Capital Requirements

Our capital requirements for the fiscal year ending June 30, 2026 and beyond, will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

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

Name	Age	Position(s)
Yinying Lu	44	Chief Executive Officer and Director
Chun Wai Edwin Tam(1)	44	Chief Financial Officer
Jieting Zhao	46	Director
Jun Wu	40	Independent Director
Lawrence W. Leighton	91	Independent Director
Daniel J. Ross	57	Independent Director

(1)	On May 30, 2025, the board of directors the Company, or the Board received a resignation letter from Mr. Jamarson Kong from his position as the chief financial officer of the Company, or CFO, effective June 16, 2025. Mr. Kong indicated that his resignation was due to personal and family reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. On June 16, 2025, the Board, with the Nominating Committee of the Board recommendation, appointed Mr. Chun Wai Edwin Tam as the CFO of the Company, effective June 16, 2025.

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

Chun Wai Edwin Tam has served as our CFO since June 2025. Mr. Tam has over 20 years’ experience in accounting, auditing, corporate and treasury management. Mr. Tam obtained a bachelor’s degree in accounting and finance from the Manchester Metropolitan University in the United Kingdom in June 2003. Mr. Tam was admitted as a fellow member of The Hong Kong Institute of Certified Public Accountants in October 2017, a fellow member of the Association of Chartered Certified Accountants since November 2011, a member of The Hong Kong Chartered Governance Institute in November 2022, and a member of The Chartered Governance Institute in the United Kingdom since November 2022.

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

6B. Compensation

The following table sets forth certain information with respect to compensation for the year ended June 30, 2025 earned by or paid to our principal executive officer, our principal financial officer, and our other most highly compensated executive officers (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Deferred Compensation Earnings	Other	Total ($)
Yinying Lu, CEO	2025	97,454	-	-	-	-	-	97,454
Jamarson Kong, CFO (resigned on June 16, 2025)	2025	101,459	-	-	-	-	-	101,459
Chun Wai Edwin Tam, CFO (appointed on June 16, 2025)	2025	4,000						4,000

For the fiscal year ended June 30, 2023, Ms. Lu was compensated $92,969 in salary and $9,762 in annuities, pensions and retirement benefits for services as a director of GD. For the fiscal year ended June 30, 2024, Ms. Lu was compensated $110,012 in salary and $13,751 in annuities, pensions and retirement benefits for services as a director of GD. For the fiscal year ended June 30, 2025, Ms. Lu was compensated $85,225 in salary and $12,229 in annuities, pensions and retirement benefits for services as a director of GD.

On February 7, 2022, we entered into an employment agreement with Jamarson Kong, who joined GD as Chief Financial Officer. Pursuant to the employment agreement, he shall receive an annual salary of AUD150,000, exclusive of superannuation. On May 30, 2025, the Board of Directors the Company received a resignation letter from Mr. Jamarson Kong from his position as the CFO of the Company, effective June 16, 2025.

On June 16, 2025, we entered into an employment agreement with Chun Wai Edwin Tam, as Chief Financial Officer. Pursuant to the employment agreement, he shall receive an annual salary of $96,000, exclusive of superannuation. Mr. Tam may terminate the employment agreement by giving a two week prior written notice and GD may terminate the employment agreement by giving written notice in accordance with a schedule based on the length of time of the employment. Mr. Tam’s main responsibilities include but are not limited to general duties of the Chief Financial Officer, ensuring effective internal controls, and compliance with all relevant accounting and financial regulations.

For the fiscal year ended June 30, 2025 and 2024, apart from a $65,310 and $26,667 compensations granted to our executive director Ms. Jieting Zhao, we did not compensate any other executive directors for their services other than reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2025, we had no outstanding equity awards.

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

Nominating and Governance Committee

Lawrence W. Leighton, Jun Wu, and Daniel J. Ross are the members of our Nominating and Governance Committee with Daniel J. Ross serving as the chairperson. We have adopted the Nominating and Governance Committee Charter on November 23, 2022, and it became effective on August 7, 2023. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Governance Committee shall be responsible to identify and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Foreign Private Issuer Exemption

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Rule 5615(a)(3) of the Listing Rules of the Nasdaq Stock Market (the “Nasdaq Rules”) permits foreign private issuers like us to follow certain home country corporate governance practices in lieu of certain provisions of the Rule 5600 Series of the Nasdaq Rules. A foreign private issuer that elects to follow a home country practice instead of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by it.

Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

● Voting Rights Structure. Rule 5640 of the Nasdaq Rules prohibits the voting rights of existing shareholders of publicly traded shares from being disparately reduced or restricted through any corporate action or issuance, including the issuance of super-voting stock. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which permits us to adopt a dual class share capital structure comprised of Class A Ordinary Shares with one vote per share and Class B Ordinary Shares with thirty votes per share, as stipulated in our second amended and restated memorandum and articles of association.

● Annual Meetings of Shareholders. Rule 5620 of the Nasdaq Rules requires a company listing common stock or voting preferred stock to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. In this regard we have elected to adopt the practices of our home country, the Cayman Islands, which does not require us to hold annual meetings of shareholders unless otherwise specified in our memorandum and articles of association. Our current memorandum and articles of association do not contain such a requirement.

We are a “foreign private issuer,” as defined by the SEC. As a result, we may also choose to take advantage of other exemptions afforded to foreign private issuers, including:

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

6D. Employees

As of June 30, 2025, we have a total of 16 employees and all of them are full-time employees—6 employees serve as management, 5 employees serve as sales and marketing, 4 employees serve as warehouse management, and 1 employee serves as procurement and logistics. Save our CFO, Chun Wai Edwin Tam, who is primarily based in Hong Kong, all of our employees and contractors are located in Sydney, Australia. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6E. Share ownership

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of November 11, 2025:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

As of the date of this annual report, the Company is authorized to issue 30,847,500 class A ordinary shares with a par value $0.0016 each and 402,500 class B ordinary shares with a par value $0.0016 each. The number and percentage of Ordinary Shares beneficially owned are 5,035,805 Ordinary Shares issued and outstanding as of November 11, 2025. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of the Company at 23-25 Mangrove Lane, Taren Point, NSW 2229 Australia. As of the date of this annual report, we have three shareholders of record.

	Class A Ordinary Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Percent
Directors and Executive Officers:
YinYing Lu	-	-%	-%
Chun Wai Edwin Tam	-	-%	-%
Jieting Zhao(1)	402,500	8.0%	8.0%
Lawrence W. Leighton
Jun Wu	-	-	-
Daniel J. Ross	-	-	-
All directors and executive officers as a group (6 people)	402,500	8.0%	8.0%
5% Shareholders:
SKMA Capital and Investment Ltd.(1)	402,500	8.0%	8.0%
Flying Height Consulting Services Limited (2)	561,478	11.2%	11.2%

(1)	These Ordinary Shares are held by SKMA Capital and Investment Ltd, a company incorporated under the laws of the British Virgin Islands (“SKMA”). Since Jieting Zhao is the 100% owner of SKMA, she is deemed as the beneficial owner of these securities.

(2)	On January 15, 2024, the Company entered into the Private Placement Purchase Agreement with Flying Height Consulting Services Limited (“Flying Height”), pursuant to which the Company issued to Flying Height a three-year 8% senior secured convertible promissory note in the principal amount of $3,600,000, with an 8% original discount and a stock purchase warrant to purchase 5,645,455 Ordinary Shares (or 352,841 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025). On January 19, 2024, Flying Height converted the full amount of the promissory note, and, on March 19, 2024, Flying Height exercised the stock purchase warrant in full via cashless exercise, for an aggregate of 8,983,636 ordinary shares (or 561,478 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025). The address of Flying Height is Flat/Rm 7022, Block D, 7/F, Tak Wing Ind Building 3, Tsun Wen Road, Tuen Mun NT, Hong Kong.

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

Ansa Group Limited (“Ansa”) has provided short term financings to our operating subsidiary GD occasionally. The outstanding balances were $15,283 as at June 30, 2025.

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

9D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

Item 10. Additional Information.

10A. Share Capital

Not applicable.

10B. Description of share capital

The following description of our share capital and certain provisions of the second amended and restated memorandum and articles of association of the Company as adopted by special resolution passed on 9 April 2025 with effect from 15 April 2025, which is exhibited to this annual report (the “Memorandum” and “Articles”) are summaries and do not purport to be complete. Reference is made to the Memorandum and Articles filed as an exhibit to this annual report.

We were incorporated as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands (which is referred to in this section as the “Cayman Companies Act”). A Cayman Islands exempted company is a company that conducts its business mainly outside the Cayman Islands and:

● is a company that conducts its business mainly outside the Cayman Islands;

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

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

As of the date of this annual report, the authorized share capital of our Company is US$50,000 divided into (a) 30,847,500 class A ordinary shares of a par value of US$0.0016 (the “Class A Ordinary Shares”) each and (b) 402,500 class B ordinary shares of a par value of US$0.0016 each (the “Class B Ordinary Shares”). Subject to the provisions of the Cayman Companies Act and the provision of the Articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FTEL.”

Transfer Agent and Registrar

The transfer agent and registrar for the shares of the Company is Vstock Transfer, LLC.

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the Articles:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

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

No conversion rights:

(a)	Class B Ordinary Shares may not be converted into Class A Ordinary Shares under any circumstances.
(b)	Class A Ordinary Shares may not be converted into Class B Ordinary Shares under any circumstances.

Voting Rights

Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings, and shall, at all times, vote together as a single class on all matters submitted to a vote for shareholders’ consent. Each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to thirty (30) votes on all matters subject to the vote at general meetings of the Company. A resolution put to the vote of the meeting shall be decided on a poll. Votes may be given either personally or by proxy.

General Meetings

A quorum for a shareholders’ meeting consists of one or more shareholders holding shares that represent not less than one-third of the outstanding Shares carrying the right to vote at such general meeting. As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings. The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Advance notice of at least five clear days is required for the convening of any of our general meetings.

Appointment of directors

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

Transfer of Ordinary Shares

Subject to any applicable requirements set forth in the Articles and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and
●	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the shares in question are not listed on or subject to the rules of any Designated Stock Exchange (as defined in the Memorandum and Articles, the directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which the Company has a lien. The directors may also, but are not required to, decline to register any transfer of any such Ordinary Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any fee related to the transfer has been paid to us.

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

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Shares and Forfeiture of Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and
●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any shares as required by the Cayman Companies Act.

Redemption and Purchase Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option on the terms and in the manner its directors determine before the issue of those shares; and

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase and agree with the shareholder.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Variations of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class or series), may be varied either with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate meeting of the holders of the shares of the class. Unless the terms on which a class of shares was issued state otherwise, the rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Share Capital

Subject to the Cayman Companies Act, our shareholders may, by ordinary resolution:

● increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

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

● convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination; and

● cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act, our shareholders may, by special resolution, reduce its share capital in any manner.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in good faith in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

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

The Cayman Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Cayman Companies Act but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

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

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

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

Private Placement with Flying Height Consulting Services Limited

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

Registered Direct Offering in February 2025

On February 6, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”), as amended by an amendment to the Securities Purchase Agreement dated as of February 9, 2025 (the “Amendment to Securities Purchase Agreement”) with an institutional investor for the issuance and sale in a registered direct offering of (i) 796,813 Ordinary Shares and (ii) warrants to purchase up to 1,195,220 Ordinary Shares (the “Investor Warrants”), at a combined purchase price of $5.02 per Ordinary Share for aggregate net proceeds of approximately $3.4 million. Rodman & Renshaw LLC acted as exclusive placement agent in connection with the offering and received warrants to purchase up to 55,777 Ordinary Shares (the “Placement Agent Warrants”) as compensation.

Warrant Repurchase Transaction in May 2025

On May 19, 2025, the Company entered into a warrant repurchase agreement (the “Warrant Repurchase Agreement”) with the investor in the February 2025 Registered Direct Offering in connection with the repurchase of the unexercised 1,195,220 Investor Warrants at $0.75 per Investor Warrant. The closing of the warrant repurchase transaction occurred on May 23, 2025, and upon repurchase, the Investor Warrants were automatically terminated and cancelled in full.

On May 28, 2025, pursuant to a side letter agreement dated May 19, 2025 between the Company and Rodman & Renshaw LLC (the “Side Letter Agreement”), the Company issued an aggregate of 100,398 Ordinary Shares to Rodman & Renshaw LLC, consisting of (i) 55,777 Ordinary Shares issued in exchange for the 55,777 Placement Agent Warrants (which were then automatically terminated and canceled), and (ii) 44,621 Ordinary Shares issued as additional compensation for acting as the Company’s agent in the warrant repurchase transaction.

Employment Agreement with Chief Financial Officer

On June 16, 2025, we entered into an employment agreement with Chun Wai Edwin Tam as Chief Financial Officer. Mr. Tam’s main responsibilities include general duties of the Chief Financial Officer, ensuring effective internal controls, and compliance with all relevant accounting and financial regulations. Mr. Tam may terminate the employment agreement by giving two weeks’ prior written notice and the Company may terminate the employment agreement by giving written notice in accordance with a schedule based on the length of employment.

The form of Employment Agreement between the registrant and its officers is attached as Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023 and incorporated herein by reference.

At-the-market Offering Program in August 2025

On August 15, 2025, the Company entered into an At The Market Offering Agreement, or the ATM Agreement, with Rodman & Renshaw LLC, or Rodman. Pursuant to the ATM Agreement, the Company may issue and sell through or to Rodman, as sales agent and/or principal, up to $75 million of its class A ordinary shares (the “Shares”), par value $0.0001 per share, from time to time during the term of, and on the terms set forth in, the ATM Agreement.

The Company filed a prospectus supplement relating to the offer and sale of the Shares pursuant to the ATM Agreement, forms a part of its registration statement on Form F-3 (File No. 333-284232), which was filed with the Securities and Exchange Commission on January 10, 2025, and declared effective on February 5, 2025 (the “Registration Statement”). Subject to the terms and conditions of the ATM Agreement, Rodman may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”). Rodman will use commercially reasonable efforts to sell the Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay Rodman a sales commission equal to 4.0% of the gross sales proceeds of any Shares sold directly into the market.

The Company is not obligated to make any sales of the Shares under the ATM Agreement. The offering of the Shares will terminate upon the earlier of (i) the sale of all Shares subject to the ATM Agreement or (ii) termination of the ATM Agreement in accordance with its terms. The ATM Agreement contains customary representations, warrantees and agreements between the Company and Rodman, including customary indemnification rights, including for liabilities under the Securities Act. The representations, warranties and covenants contained in the ATM Agreement were made only for purposes of such agreement and as of specific dates and were solely for the benefit of the parties to such agreement. As of November 11, 2025, we had received net proceeds of approximately $1,272,284.21 from the sale of 364,164 Class A Ordinary Shares (or 32 22,761 Class A ordinary shares, par value $0.0016 per share, if retroactively adjusted to reflect the 1-for-16 share consolidation effected on September 23, 2025) in connection with the ATM Offering.

Convertible Notes Offering in September 2025

On September 19, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which and subject to certain conditions precedent contained therein, the Company may sell to the Buyer from time to time an aggregate of up to $100 million in newly issued senior secured convertible notes of the Company (the “Notes”) in two series: (i) Series A Senior Secured Convertible notes, in an aggregate original principal amount up to $70 million (the “Series A Notes”), to be issued and sold pursuant to the Company’s effective Shelf Registration Statement on Form F-3 (File No. 333-284232); and (ii) Series B Senior Secured Convertible Notes, in an aggregate original principal amount up to $30 million (the “Series B Notes” and together with the Series A Notes, the “Notes”), to be issued and sold in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Facility”). In furtherance of the Facility, the Company and the Buyer also entered into a Registration Rights Agreement or RRA. Pursuant to the RRA, the Company agreed to register for resale the Ordinary Shares that are issuable upon conversion of the Series B Notes. If the registration statement covering the resale of the Series B Conversion Shares is not filed or declared effective by certain dates as set forth in the RRA, the Company will be required to pay the Buyer certain amounts as liquidated damages.

On September 23, 2025, we issued and sold to the Buyer a Series A Note in the aggregate original principal amount of $11 million, which will be due on September 23, 2027, for an aggregate purchase price of $10,780,000 (the Initial Closing”). Subsequent to the Initial Closing, we completed the second closing pursuant to the Purchase Agreement, in which we issued an additional Series A Note in the original principal amount of $4.0 million to the Buyer.

The Company agreed, subject to certain exceptions contained in the Purchase Agreement, to use (i) at least $10 million of the net proceeds from the Initial Closing to purchase certain cryptocurrency with the remainder to be used for working capital and general corporate purposes, (ii) the net proceeds from the Second Closing for working capital and general corporate purposes, and (iii) at least 70% of the net proceeds from any additional closing to purchase certain cryptocurrency with the remainder to be used for working capital and general corporate purposes.

The Initial Note is, and all other Notes will be and has been, immediately convertible into our Class A ordinary shares (such shares, the “Conversion Shares”), par value $0.0016 per share (the “Ordinary Shares”), at the option of the Buyer. The number of Conversion Shares issuable upon conversion of a Note shall be determined by dividing (x) the Conversion Amount by the lower of: (y) the Conversion Price and (z) the Market Price (as such terms are defined in the Notes). At the option of the holder, at any time on or after the issuance date, the holder may convert) (an “Alternate Optional Conversion”, and the date of such Alternate Optional Conversion, an “Alternate Optional Conversion Date”) all, or any part, of the Notes into Ordinary Shares (such portion of the Conversion Amount subject to such Alternate Optional Conversion, the “Alternate Optional Conversion Amount”) at the Alternate Conversion Price, as such terms are defined in the Notes.

Interest is payable monthly under the Notes at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”) with the first Interest Date being November 1, 2025. Interest will be payable on each Interest Date, in Ordinary Shares (the “Interest Shares”), so long as there has been no Equity Conditions Failure (as defined in the Notes) provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares. The Initial Note contains, and each additional Note will contain, customary Events of Default (as defined in the Notes) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Initial Note ranks, and all other Notes will rank, senior to all outstanding and future indebtedness of the Company and its subsidiaries (subject to certain exceptions contained in the Notes) and will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries, including all of the capital stock of each of the domestic subsidiaries and the cryptocurrency purchased with the net proceeds of the Notes, as evidenced by a security agreement (“Security Agreement”) also entered into between the parties on September 19, 2025. The Initial Note will be due on September 23, 2027 and any other Notes issued will be due on the two-year anniversary of the date of issuance unless earlier converted or repaid.

In connection with the financing, the Company engaged Rodman & Renshaw LLC or the Placement Agent to act as the sole placement agent. At each closing, the Company has agreed to (i) pay the Placement Agent a cash fee equal to 4.0% of the cash proceeds received by the Company from such closing, after deducting solely the proceeds allocated to acquire cryptocurrency pursuant to Section 4(d) the Purchase Agreement, (ii) issue to the Placement Agent Ordinary Shares (the “Placement Agent Shares”), with the market value (based on the closing price prior to the date of the issuance of such Ordinary Shares) equal to 2.0% of the cash proceeds received by the Company from a Closing allocated to acquire cryptocurrency pursuant to Section 4(d) of the Purchase Agreement, (iii) reimburse the Placement Agent for fees and expenses of legal counsel and other out-of-pocket expenses in the amount of $45,000 and (iv) pay the Placement Agent’s closing costs, which shall also include the reimbursement of the out-of-pocket costs of the escrow agent or clearing agent, as applicable, which closing costs shall not exceed $15,950.

Convertible Notes Offering in November 2025

On November 6, 2025, the Company entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which and subject to certain conditions precedent contained therein, the Company may sell to the Buyer $50 million in newly issued senior secured convertible notes of the Company (the “Series C Note”), to be issued and sold pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232) (the “Shelf Registration Statement”). Interest will be payable monthly under the Series C Note at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”). Interest will be payable on each Interest Date, in Class A ordinary shares (“Ordinary Shares”) of the Company (the “Interest Shares”), so long as there has been no Equity Conditions Failure (as defined in the Note) provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares.

The Series C Note is governed by a base indenture, dated as of November 6, 2025 (the “Base Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of November 6, 2025 (“Supplemental Indenture” and, together with the Base Indenture, the ‘Indenture”). The Indenture has been qualified as an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the Indenture are those provided in the Base Indenture and the Supplemental Indenture and those made part of the Indenture by the Trust Indenture Act. The Series C Note and Indenture contain customary Events of Default (as defined therein) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Series C Note will be due on the Maturity Date (as defined in the Series C Note) unless earlier converted or repaid.

In connection with the Purchase Agreement, the Company and each of its direct and indirect Australian subsidiaries entered into a security and pledge agreement (“Security Agreement”) in favor of the Buyer, as collateral agent. The Company’s obligations under the Series C Note will be secured by a first priority lien on substantially all the Company’s tangible and intangible assets (including crypto collateral), subject to the terms of an intercreditor agreement and excepting certain assets the holder has agreed to exclude from the collateral, subject to certain limitations (the “Collateral”). The Series C Notes rank pari passu with the Company’s existing and future Series A Notes (and any Series B Notes hereafter issued) subject to the terms of the intercreditor agreement, which provides, among other things, that: (a) the holders of the Series A Notes shall have a first-priority lien (superior to the lien of the holder of the Series C Note) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series A Notes and subject to the control of the collateral agent for the holders of the Series A Notes; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the Series A Notes prior to the application of such proceeds to the repayment of the obligations evidenced by the Series C Note; (b) the holder of the Series C Note shall have a first-priority lien (superior to the lien of the holders of the Series A Notes) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series C Note and subject to the control of the collateral agent for the holders of the Series C Note; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the Series C Note prior to the application of such proceeds to the repayment of the obligations evidenced by the Series A Notes; and (c) the holders of the Series A Notes and the holders of the Series C Note shall have a pari passu first-priority lien on all other Collateral not covered by the foregoing clauses (a) and (b) and the related proceeds of such Collateral shall be applied to the obligations evidenced by the Series A Notes and the Series C Note on a pro-rata basis.

The offer and sale to the Buyer of the Note, as well as the Ordinary Shares issuable upon conversion of or in payment of interest on the Series C Note, was made and will be pursuant to the Shelf Registration Statement, which was declared effective by the United States Securities and Exchange Commission (the “SEC”) on February 5, 2025. A prospectus supplement relating to the Series A Notes and related Ordinary Shares has been filed with the SEC.

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

10E. Taxation

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

In the Extraordinary General Meeting on April 9, 2025, the Company’s shareholders approved and adopted the second amended and restated memorandum and articles of association of the Company to reflect, among others: (i) the reclassification of the authorized share capital from 500,000 ordinary shares to 493,560,000 Class A Ordinary Shares and 6,440,000 Class B Ordinary Shares, with Class B shares entitled to thirty votes per share; (ii) the approval of a reverse stock split whereby every sixteen issued and unissued existing shares be consolidated into one share with increased par value; and (iii) other structural changes to enhance corporate governance and voting control.

On February 6, 2025, the Company entered into a securities purchase agreement with an institutional investor for the issuance and sale in a registered direct offering of 796,813 Ordinary Shares and warrants to purchase up to 1,195,220 Ordinary Shares at a combined purchase price of $5.02 per Ordinary Share. The Company closed the February 2025 Registered Direct Offering pursuant to its effective registration statement. Rodman & Renshaw LLC acted as exclusive placement agent in connection with the offering and received warrants to purchase up to 55,777 Ordinary Shares at an exercise price of $6.275 per share as compensation.

On May 19, 2025, the Company entered into a warrant repurchase agreement with the investor in the February 2025 Registered Direct Offering for the repurchase of the unexercised Investor Warrants to purchase an aggregate of 1,195,220 Ordinary Shares at $0.75 per warrant. Upon completion of the warrant repurchase transaction, the Investor Warrants were automatically terminated and cancelled in full.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of June 30, 2025 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of June 30, 2025, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting described above, management has identified a material weakness in our internal control over financial reporting as of June 30, 2025 and 2024 as a result of the accounting and disclosure requirements surrounding the warrants issued during the fiscal year. As a result of the above material weakness, we concluded that our internal control over financial reporting was ineffective as of June 30, 2024 In an effort to remediate the identified material weaknesses in our internal control over financial reporting and enhance our internal controls, our management is currently in the process of implementing additional training programs on financial derivatives accounting and disclosure matters for our finance staff.

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

Management believes that our consolidated financial statements included in this annual report on Form 20-F have been prepared in accordance with generally accepted accounting principles. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of June 30, 2025 due to the material weakness described above, our chief executive officer and chief financial officer have concluded that, based on such officer’s knowledge, the financial statements and other financial information included in this annual report on Form 20-F fairly present in all material respects the financial position, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

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

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	Year Ended June 30,
	2025	2024
Audit Fees	$98,750	$95,664
Audit-Related Fees	3,000	20,300
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$101,750	$115,964

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

Not applicable.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. We have elected to follow home country practice in Cayman Islands in lieu of the following Nasdaq Listing Rules:

(i)	Nasdaq Listing Rule 5620 which provides that, with certain exceptions, each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. The corporate governance practices of the Cayman Islands do not require annual shareholder meetings, and we are therefore not required to comply with such Nasdaq Listing Rule 5620;

(ii)	Nasdaq Listing Rule 5635 which generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities in connection with (a) the acquisition of the stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (iv) transactions other than public offerings. Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice regarding shareholder approval requirements. The Cayman Islands does not require shareholder approval prior to any of the foregoing types of issuances. As the corporate governance practices in the Cayman Islands does not require shareholder approval for any of the foregoing types of transactions, we are not obligated to obtain such approval before entering into transactions involving the potential issuance of securities as described above. Specifically, we have elected to be exempt from the requirements under (X) Nasdaq Listing Rule 5635 to obtain shareholder approval for (Y) the issuance 20% or more of our outstanding ordinary shares or voting power in a private offering, (Z) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company and (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance; and

(iii)	Nasdaq Listing Rule 5640, which requires that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the policy is attached as Exhibit 11.2 to this annual report.

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

Item 18. Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19. Exhibits.

Exhibit No.	Description
1.1	The Second Amended and Restated Memorandum & Articles of Association (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on July 16, 2025).

1.2	Certificate of Registration of See Trading Co. Pty Ltd (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

1.3	Certificate of Registration of See Trading Co. Pty Ltd (name change to GD Wellness Pty Ltd) (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

1.4	Certificate of Registration of See Trading Co. Pty Ltd (name change to GD Wellness Pty Ltd) (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

1.5	Certificate of Registration of KMAS Capital and Investment Pty Ltd (incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

2.1	Share Exchange Agreement, dated as of May 5, 2022, by and among Fitell Corporation, KMAS Capital and Investment Pty Ltd, and SKMA Capital and Investment Ltd. (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

2.3	Representatives’ Warrants (included in Exhibit 4.1).

4.1	Underwriting Agreement dated August 7, 2023 by and between the Company and the Representatives (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 10, 2023).

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

79

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

4.12*	Securities Purchase Agreement dated February 6, 2025, by and between the Company and Hudson Bay Master Fund Ltd.

4.13*	Amendment to Securities Purchase Agreement dated February 9, 2025, by and between the Company and Hudson Bay Master Fund Ltd.

4.14*	Warrant dated February 10, 2025, issued by the Company to Hudson Bay Master Fund Ltd

4.15*	Warrant Repurchase Agreement dated May 19, 2025, by and between the Company and Hudson Bay Master Fund Ltd

4.16	At-the-market offering Agreement dated August 15, 2025, by and between the Company and Rodman & Renshaw LLC (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 15, 2025)

4.17	Form of Securities Purchase Agreement dated September 19, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on September 23, 2025)

4.18	Form of Series A Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on September 23, 2025)

4.19	Form of Series B Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on September 23, 2025)

4.20	Form of Pledge and Security Agreement dated September 19, 2025 (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 6-K filed with the SEC on September 23, 2025)

4.21	Form of Securities Purchase Agreement dated November 6, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on November 6, 2025)

4.22	Form of Series C Senior Secured Convertible Note (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on November 6, 2025)

4.23	Form of Pledge and Security Agreement dated November 6, 2025 (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on November 6, 2025)

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

11.2	Insider Trading Policy of the Registrant (incorporated by reference to Exhibit 11.2 to the Company’s Report on Form 20-K filed with the SEC on November 15, 2024).

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1	Compensation Recovery Policy of the Registrant(incorporated by reference to Exhibit 97.1 to the Company’s Report on Form 20-K filed with the SEC on November 15, 2024).

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FITELL CORPORATION (Registrant)

Date: November 14, 2025	By:	/s/ Yinying Lu
	Name:	Yinying Lu
	Title:	Chief Executive Officer (Principal Executive Officer)

81

Fitell Corporation

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended

June 30, 2025 and 2024

FITELL CORPORATION

FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Fitell Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fitell Corporation and subsidiaries (the Company) as of June 30, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

PCAOB Firm ID #6920
Tampa, Florida
November 12, 2025

3702 W Spruce St #1430 ● Tampa, Florida 33607 ● +1.813.441.9707

FITELL CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$2,890,822	$939,014
Investment in marketable securities	-	124,963
Accounts receivable, net	242,079	60,042
Inventory, at cost	3,042,629	2,439,793
Capital receivables of convertible notes	-	1,472,000
Note receivable	2,500,000	2,500,000
Deposits and prepaids	313,979	316,869
Prepaid offering costs	600,000	1,200,000
Total current assets	9,589,509	9,052,681

Property and equipment, net	20,122	27,133
Operating right of use asset, net	287,322	557,798
Deferred tax asset, net	-	342,122
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$11,395,509	$11,478,290

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,326,988	$1,210,956
Deferred revenue	335,956	209,100
Income tax payable	196,587	408,681
Due to related parties	15,283	38,808
Current portion of operating lease liability	286,378	278,432
Total current liabilities	2,161,192	2,145,977

Accrued employee benefits, non-current	32,177	21,520
Operating lease liability, less current portion	12,182	301,921
Total liabilities	2,205,551	2,469,418

Commitments and contingencies (Note 11)

Stockholders’ equity:
Class A Common stock, $0.0001 par value; 493,560,000 and 500,000,000 shares authorized at June 30, 2025 and 2024, respectively, 21,020,597 and 20,123,386 Class A shares issued and outstanding at June 30, 2025 and 2024, respectively	2,102	2,012
Class B Common stock, $0.0001 par; 6,440,000 shares and nil shares authorized at June 30, 2025 and 2024 respectively. No Class B Common stock was issued at June 30, 2025 and 2024.	-	-
Additional paid-in capital	19,874,591	19,014,389
Accumulated other comprehensive loss	(10,219)	(13,737)
Accumulated deficit	(10,676,516)	(9,993,792)
Total stockholders’ equity	9,189,958	9,008,872
Total liabilities and stockholders’ equity	$11,395,509	$11,478,290

The accompanying notes are an integral part of these consolidated financial statements.

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2025	2024

Revenues:
Merchandise revenue	$5,200,138	$3,956,962
Sales of consumable products	-	358,536
Revenue from licensing customers	-	151,277
Total revenues	5,200,138	4,466,775

Cost of goods sold	(3,157,996)	(2,881,060)

Gross profit	2,042,142	1,585,715

Operating expenses:
Consulting fees	619,108	5,468,126
General and administrative expenses	1,138,266	2,452,954
Personnel expenses	1,195,958	951,451
Sales and marketing expenses	416,596	351,298
Operating lease expense	303,869	284,169
Licensing fees	-	65,839
Depreciation expense	9,467	10,385
Total operating expenses	3,683,264	9,584,222

Loss from operations	(1,641,122)	(7,998,507)

Other income (expenses):
Change in fair value of warrants	2,024,942	-
Loss on extinguishment of warrants	(285,346)	-
IPO related expenses	(600,000)	(50,523)
Unrealized loss on investments	-	(354,781)
Realized gain on investments	50,675	-
Other income	44	121,889
Interest income	215,586	2,574
Interest expense	(114,006)	(1,242,140)
Total other incomes (expenses)	1,291,895	(1,522,981)

Loss before taxes	(349,227)	(9,521,488)

Income tax expense (benefit)	333,497	(209,343)

Net loss	(682,724)	(9,312,145)
Foreign currency translation adjustment	3,518	(13,673)
Comprehensive loss	$(679,206)	$(9,325,818)

Basic and diluted loss per share on net loss	$(0.53)	$(10.63)

Weighted average shares outstanding - basic and diluted	1,277,346	876,266

The accompanying notes are an integral part of these consolidated financial statements.

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2025 AND 2024

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit)	Total
Balance July 1, 2023	8,120,000	$812	$7,097,822	$(64)	$(681,647)	$6,416,923

Funds raised in IPO	3,000,000	300	7,497,342	-	-	7,497,642

Shares issued for conversion of debt	4,090,909	409	3,599,591	-	-	3,600,000

Shares issued for conversion of debt	4,892,727	489	819,599	-	-	820,088

Shares issued pursuant to underwriter’s warrants	19,750	2	35	-	-	37

Foreign currency translation adjustment	-	-	-	(13,673)	-	(13,673)

Net loss	-	-	-	-	(9,312,145)	(9,312,145)

Balance June 30, 2024	20,123,386	$2,012	$19,014,389	$(13,737)	$(9,993,792)	$9,008,872

Funds raised in Registered Direct Offering	796,813	80	869,750	-	-	869,830

Share issued for repurchase of warrants	100,398	10	(9,548)	-	-	(9,538)

Foreign currency translation adjustment	-	-	-	3,518	-	3,518

Net loss	-	-	-	-	(682,724)	(682,724)

Balance June 30, 2025	21,020,597	$2,102	$19,874,591	$(10,219)	$(10,676,516)	$9,189,958

The accompanying notes are an integral part of these consolidated financial statements

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30,
	2025	2024
Cash Flows from Operating Activities
Net loss	$(682,724)	$(9,312,145)
Adjustments to reconcile net loss to net
cash from operating activities:
Change in fair value of warrants	(2,024,942)	-
Loss on extinguishment of warrants	285,346	-
Depreciation	9,467	10,385
Amortization of right of use assets	303,869	284,169
Valuation allowance for deferred tax asset	342,122	-
Bad debt provision	-	579,265
Unrealized loss on investments	-	354,781
Realized gain on investments	(50,675)	-
Amortization of debt discount	-	1,108,088
Stock issued for services	-	37
Changes in operating assets and liabilities
Accounts receivable	(184,493)	(449,210)
Inventory, at cost	(602,836)	(1,914,007)
Capital receivables of convertible notes	1,472,000	-
Deposits and other current assets	2,890	(303,457)
Prepaid offering costs	600,000	(1,999,475)
Deferred tax asset	-	(209,768)
Accounts payable and accrued expenses	(96,647)	42,233
Deferred revenue	126,856	(29,251)
Income tax payable	(212,094)	(77,377)
Accrued employee benefits, non-current	10,657	3,090
Operating lease liability	(315,186)	(340,897)
Net cash from activities	(1,016,390)	(12,253,539)

Cash Flows from Investing Activities
Sales of investments	175,638	-
Investment in note receivable	-	(2,500,000)
Net cash from investing activities	175,638	(2,500,000)

Cash Flows from Financing Activities
Net activity on due to related parties	(23,525)	14,422
Funds raised in IPO, gross	-	13,614,983
Funds raised in Registered Direct Offering, gross	3,496,303	-
Funds raised in note payables, net	212,679	1,840,000
Repurchase of warrants	(896,415)	-
Net cash from financing activities	2,789,042	15,469,405

Foreign currency translation adjustment	3,518	(13,673)

Change in cash and cash equivalents	1,951,808	702,193
Cash and cash equivalents at beginning of period	939,014	236,821
Cash and cash equivalents at end of period	$2,890,822	$939,014

Supplemental Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$243,294	$247,313

The accompanying notes are an integral part of these consolidated financial statements

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the years ended
	June 30,
	2025	2024
Non-Cash Investing and Financing Activities
Warrants issued to investor	$2,569,320	$-

Warrants issued to placement agent	$119,902	$-

Capital receivable of convertible notes	$-	$1,472,000

Operating lease liability and right of use asset	$-	$836,697

Conversion of debt to equity	$-	$3,600,000

Conversion of warrants of convertible notes to equity	$-	$820,088

Conversion of underwriter’s warrant to equity	$-	$37

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

Details of the Company and its subsidiaries are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	June 30, 2025	June 30, 2024	Place of incorporation	Principal activities
Fitell Corporation	April 11, 2022	Parent	Parent	Cayman Islands	Investment holdings
KMAS Capital and Investment Pty Ltd	July 26, 2016	100%	100%	Australia	Investment holdings
GD Wellness Pty Ltd	July 22, 2005	100%	100%	Australia	Sales of gym and fitness equipment

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

Concentrations of vendors

During the fiscal year ended June 30, 2025, there are three vendors of the Company which each accounts for more than ten percent of the total purchases. The top three suppliers account for 22.48%, 18.54% and 10.92% of the total purchases respectively. During the fiscal year ended June 30, 2024, there are two vendors which account for more than 10% of the Company total purchases individually, and they account for 23.68% and 16.83% of the total purchases respectively. As of June 30, 2025 and 2024, the top three vendors, respectively, accounted for 44% and 60% of the trade payables, respectively.

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

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Significant accounting estimates and assumptions are as follows:

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which losses can be used in the future. Additionally, the Group recognizes deferred taxes based on temporary differences determined from the tax base and the carrying amount of certain assets and liabilities, using the rates in force. Management’s significant professional judgment is required to determine the deferred income and social contribution tax assets to be recognized based on reasonable timing and future taxable profit level jointly with future tax planning strategies.

The Company regularly assesses the impairment indicators of goodwill and intangible assets with indefinite useful lives. Determination of the recoverable amount of the cash-generating unit to which goodwill was attributed also includes the use of estimates and requires significant judgment by management.

The Company assesses the aggregate relative fair values of the warrants by using the Black-Scholes model, which to some extent, also requires judgement by management.

Revenue Recognition

The Company generates it main income source from the sales of merchandise, which includes the sales of various gym equipment and fitness products. It recognizes this merchandise revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon shipment. The Company offers refunds, repairs and replacements in accordance with the Australian Consumer Law. The Company also provides   warranties up to 12 months for home grade and light commercial customers, and up to 10 years for Commercial customers . The Company recognized the estimated sales discount and returns against its revenues in the same period as the original sales transaction.

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

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Revenue

The Company recognized the deposits received from its customers as deferred revenue if the goods or service is not delivered. It would be recognized as revenue after the goods or service is delivered. During the fiscal years ended June 30, 2025 and 2024, a total of $209,100 and $238,351, respectively, of deferred revenue was recognized into merchandise revenue. At June 30, 2025 and 2024, a total of $335,956 and $209,100, respectively, of revenue has been deferred to be recognized in future periods as merchandise revenue.

Stock-based Compensation

The Company records stock-based compensation in accordance with the provisions of the Accounting Standards Codification (“ASC”) 718, “Accounting for Stock Compensation,” which establishes accounting standards for the transaction in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC 718, the Company recognizes an expense for the fair value of its stock awards at the time of the grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. During the fiscal years ended June 30, 2025 and 2024, there was no stock-based compensation.

Customers Loyalty Program

For certain sales transactions, the Company offers loyalty points to its customers based on the dollar value of the transaction which gives the customer the option to acquire additional goods or services at a price that is lower than its stand-alone selling price. In accordance with Topic 606, the Company evaluates whether these loyalty points constitute separate performance obligations and the need to allocate the transaction price between revenue and performance obligation. As of June 30, 2025 and 2024, the Company does not believe that any separate performance obligation under the loyalty program is material.

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

Marketable Securities

The Company accounts for investments in marketable securities in accordance with ASC Topic 825, Financial Instruments. The investments held by the Company during the fiscal years June 30, 2025 and 2024, are treated as trading securities with the realized or unrealized gains and losses reflected in Other income/(expense) on the consolidated statements of operations and comprehensive loss. During the years ended June 30, 2025 and 2024, the Company recorded a realized gain and an unrealized loss on investments in marketable securities of $50,675 and $354,781, respectively.

Advertising and Promotion

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred. The Company has $416,596 and $351,298 in sales and marketing expenses for the years ended June 30, 2025 and 2024, respectively.

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

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company’s federal tax return and any state tax returns are not currently under examination.

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

Accounts Receivable

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Account balances deemed to be uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At June 30, 2025 and 2024, the Company has considered an allowance of nil and $585,672, respectively, for doubtful receivable accounts.

Property and Equipment

Property and equipment is stated at cost, net of depreciation. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Depreciation expense totaled $9,467 and $10,385 for the years ended June 30, 2025 and 2024, respectively.

Impairment of Long-Lived Assets

Potential impairments of long lived assets are reviewed when events or changes in circumstances indicate a potential impairment may exist. In accordance with ASC Subtopic 360-10, “Property, Plant and Equipment – Overall”, impairment is determined when estimated future undiscounted cash flows associated with an asset are less than asset’s carrying value.

Intangible Assets

The Company’s intangible assets consist of brand names and goodwill. At June 30, 2025 and 2024, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052 respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the fiscal years ended June 30, 2025 and 2024.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Income (Loss) Per Common Share

The Company computes income (loss) per common share in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported. For the fiscal year ended June 30, 2025 and 2024, the calculation is also reflective of the effects of the 1-for-16 share consolidation which was effective on September 23, 2025 (Note 14).

Comprehensive Income (loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting comprehensive income (loss) and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. The component of comprehensive income totaling $3,518 for the year ended June 30, 2025, and comprehensive loss totaling $13,673 for the year ended June 30, 2024, related to foreign currency translation adjustment.

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

Leases

The Company accounts for leases in accordance with ASC Topic 842, Lease. Operating lease right-of-use assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is presented on the consolidated statements of operations and comprehensive loss.

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

Convertible notes

The Company accounts for convertible notes deemed conventional and conversion options embedded in non-conventional convertible notes which qualify as equity under ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including certain convertible instruments and contracts on an entity’s own equity. ASU 2020-06 removes the separation models required for convertible debt with cash conversion features and convertible instruments with beneficial conversion features. It also removes certain settlement conditions that were required for equity for equity contracts to qualify for the derivative scope exception and simplifies the diluted earnings per share calculation for convertible instruments. Accordingly, the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants

The Company evaluated the warrants under ASC 815, Derivatives and Hedging (“ASC 815”), and determined that they did not require liability classification. The warrants were recorded in additional paid-in capital under their aggregate relative fair values, by using the Black-Scholes model when the warrants are granted. During the fiscal year June 30, 2025, the Company issued 1,195,220 warrants and 55,777 warrants, to a new investor and the placement agent, respectively. All of these warrants were subsequently bought back by the Company within the fiscal year ended June 30, 2025. During the fiscal year June 30, 2024, the Company issued 30,000 warrants on a net basis, and 5,645,455 warrants, respectively, to the IPO underwriter and the Convertible Notes noteholder. All of these warrants were fully converted into shares during the fiscal year June 30, 2024. They were all converted based on cashless basis and were converted into 19,750 shares and 4,892,727 shares respectively.

Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the three identified reportable segments. The Company’s business includes only one segment, which is the trading of Gym Equipment.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires all public entities, including public entities with a single reportable segment, to expand disclosures, on an annual and interim basis, about reporting segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker users reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is to be applied retrospectively to all prior periods presented in the financial statements with an effective date for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of ASU 2023-07 had no impact on the Company’s audit financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires enhanced income tax disclosures, including specific categories and disaggregation of information in the effective tax rate reconciliation, disaggregation information related to income taxes paid, income or loss from continuing operations before income tax expenses or benefit, and income tax expense or benefit from continuing operations. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently in the process of evaluating the impact of this pronouncement on it related disclosures.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Going Concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue trading, realise its assets and discharge its liabilities in the ordinary course of business for a period of at least 12 months from the date that these consolidated financial statements are approved.

The Directors note that:

●	The Group made a loss of $1,641,122 from its continuing operations for the year ended June 30, 2025;
●	The Group held cash and cash equivalents of $2,890,822 as of June 30, 2025;
●	The Group incurred a net cash outflow from operating activities of $1,016,390 for the year ended June 30, 2025;
●	A successful capital raising (Registered Direct Offering) in February 2025 which raised for $3,559,052 before cost of capital.

In assessing the appropriateness of using the going concern assumption, the Directors have noted:

●	There are reasonable grounds to believe that the Company will be able to continue as a going concern as the Directors are satisfied that the Company will be able to either secure additional working capital as required through raising additional capital or reducing the Company’s discretionary spending;
●	Accordingly, the directors consider it appropriate to prepare the consolidated financial statements on a going concern basis.

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

Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, the Companies evaluated subsequent events through November 12, 2025; the date the consolidated financial statements were available for issue.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

3. Segments of operations

The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit (loss) and operating loss by the two identified reportable segments.

The Company’s reportable segments consist of only one segment, which is the Gym Equipment segment. Operating loss for the segment includes revenues from third parties, cost of goods sold and operating expenses directly attributable to the segment.

The accounting policies of the segment is the same as those described in Note 2, “Summary of Significant Accounting Policies.”

	For the fiscal year ended June 30, 2025
	Gym Equipment	Total

Revenue	$5,200,138	$5,200,138
Cost of Goods Sold	3,157,996	3,157,996
Segment Gross Profit	2,042,142	2,042,142

Loss before taxes	$(349,227)	$(349,227)

Supplemental Segment Information:
Operating lease expense	303,869	303,869
Depreciation expense	9,467	9,467
Change in fair value of warrants	2,024,942	2,024,942
Loss on extinguishment of warrants	(285,346)	(285,346)
IPO related-expenses	600,000	600,000
Realized gain on investments	50,675	50,675
Interest income	215,586	215,586
Interest expense	114,006	114,006

Total Assets	$11,395,509	$11,395,509

	For the fiscal year ended June 30, 2024
	Gym Equipment	Total

Revenue	$4,466,775	$4,466,775
Cost of Goods Sold	2,881,060	2,881,060
Segment Gross Profit	1,585,715	1,585,715

Loss before taxes	$(9,521,488)	$(9,521,488)

Supplemental Segment Information:
Operating lease expense	284,169	284,169
Depreciation expense	10,385	10,385
IPO related-expenses	50,523	50,523
Unrealized loss on investments	354,781	354,781
Interest income	2,574	2,574
Interest expense	(1,242,140)	(1,242,140)

Total Assets	$11,478,290	$11,478,290

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Investment in marketable securities

As of June 30, 2025 and 2024, the Company held equity securities which are publicly traded on registered Stock Exchanges. The equity securities being held as of June 30, 2025 and 2024 were valued at nil and $124,963 respectively. The following tables classify the Company’s assets measured at fair value on a recurring basis into the fair value hierarchy:

As of June 30, 2025:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$-	$-	$-	$-
Total	$-	$-	$-	$-

As of June 30, 2024:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$124,963	$-	$-	$124,963
Total	$124,963	$-	$-	$124,963

5.	Convertible Notes

On January 15, 2024, the Company issued Convertible Notes with a principal amount of $3,600,000, with an 8% original issue discount (“OID”) for a total funding amount of $3,312,000.

The notes bear interest at a rate of 8% per annum and a maturity date of 36 months. The noteholder was given the right to convert all or any amount of the principal face amount into the ordinary shares of the Company at a conversion price based on the lowest closing price of the Company’s ordinary shares as reported on the Nasdaq Capital Market during the five (5) trading days immediately preceding the date of conversion, provided, however that conversion price shall not be lower than $0.80 per share. In addition to the Convertible Notes, the note holder received an aggregate 5,645,455 warrants. The warrants have an exercise price of $1.056 per share which represents 120% of the share price on the Nasdaq Capital Market as of the issue date, and have a five-year exercise term. The noteholder has paid the Company $1,840,000 up to June 30, 2024, thus there was a capital receivable of $1,472,000. This capital receivable has been fully settled subsequent to June 30, 2024.

The Company has used the Black Scholes model to evaluate the fair value of the aforesaid warrants attached to the Convertible Notes at $820,088 in total, as a result the Company has incurred a debt discount of $1,108,088 in the fiscal year ended June 30, 2024. These Convertible Notes were fully converted into shares during the fiscal year ended June 30, 2024, on cashless basis and converted into 4,090,909 shares.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Stockholder’s equity

On April 9, 2025, The Company held an extraordinary general meeting of shareholders (the “EGM”), during which the shareholders, among others, approved to (i) amend and reclassify the authorized share capital with effect on April 15, 2025 by (a) redesignating and reclassifying 493,560,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) as 493,560,000 class A ordinary shares of par value US$0.0001 each, where the rights of the existing ordinary shares shall be the same as such class A ordinary shares and (b) cancelling 6,440,000 authorized but unissued ordinary shares of par value of US$0.0001 each and creating a new class of shares comprising of 6,440,000 class B ordinary shares of par value US$0.0001 each, which will be entitled to thirty (30) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into 493,560,000 class A ordinary shares of a par value of US$0.0001 each and 6,440,000 class B ordinary shares of a par value of US$0.0001 each; (ii) adopt the second amended and restated memorandum and articles of association of the Company reflecting such amended authorized share capital; (iii) undertake a share consolidation whereby every 16 class A ordinary shares with par value of $0.0001 each be consolidated into 1 class A ordinary share $0.0016 par value each (the “Class A Ordinary Shares”) and every16 class B ordinary shares with par value of $0.0001 each be consolidated into 1 class B ordinary share $0.0016 par value each, with effect from the effective date to be determined by the Board (the “Share Consolidation”), with such consolidated class A ordinary shares and class B ordinary shares (as the case may be) shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares and class B ordinary shares (as the case may be) and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders and instead any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number, such that the authorized share capital of the Company shall become US$50,000 divided into 30,847,500 class A ordinary shares of a par value of US$0.0016 each and 402,500 class B ordinary shares of a par value of US$0.0016 each; and (iv) amend the authorized share capital clause of the second amended and restated memorandum and articles of association reflecting the Share Consolidation. The Share Consolidation became effective on September 23, 2025. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares.

7.	Warrants

During the fiscal year June 30, 2025, the Company issued 1,195,220 warrants and 55,777 warrants, to a new investor and the placement agent, respectively. All of these warrants were subsequently bought back by the Company within the fiscal year ended June 30, 2025, which had generated a gain on change of fair value of warrants of $2,042,942 and a loss on extinguishment of warrants of $285,346. During the fiscal year June 30, 2024, the Company issued 30,000 warrants on a net basis, and 5,645,455 warrants, respectively, to the IPO underwriter and the Convertible Notes noteholder. All of these warrants were fully converted into shares during the fiscal year June 30, 2024. They were all converted based on cashless basis and were converted into 19,750 shares and 4,892,727 shares respectively. The warrants are detailed as follows:

	Number of warrants	Weighted-Average Exercise Price	Weighted Average Contractual Term (in years)

Outstanding as June 30, 2023	-	$-	$-
Granted	5,675,455	1.08	5.0
Exercised	(5,675,455)	-	-
Outstanding as June 30, 2024	-	$-	$-

Outstanding as June 30, 2024	-	$-	$-
Granted	1,250,997	5.02	3.0
Repurchased	(1,250,997)	-	-
Outstanding as June 30, 2025	-	$-	$-

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Note Receivables

On August 2, 2023, the Company has entered into a loan agreement with an independent third party (“Borrower”), in which, the Company has lent $2,500,000 to the Borrower, with a loan period of 36 months, and at an annualized interest of 6.8%, with the first eight months being interest-free with maturity up to 18 months.

9.	Property and Equipment

The Company’s property and equipment at June 30, 2025 and 2024 consisted of the following:

	Estimated Useful Life	June 30, 2025	June 30, 2024

Motor Vehicle	5 years	$51,741	$51,741
Property and equipment, gross		51,741	51,741
Less accumulated depreciation		(31,619)	(24,608)

Property and equipment, net		$20,122	$27,133

For the years ended June 30, 2025 and 2024, the Company recorded $9,467 and $10,385, respectively, of depreciation expense.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Lease right-of-use assets and lease liabilities

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

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is the Company’s incremental borrowing rate, estimated to be 3.70%, as the interest rate implicit in most of the Company leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the years ended June 30, 2025 and 2024, the Company recorded $303,869 and $284,169, respectively, as operating lease expense on the consolidated statements of operations and comprehensive loss.

Operating right-of- use assets are summarized below:

	June 30, 2025	June 30, 2024
Office lease	$836,697	$836,697
Less accumulated amortization	(549,375)	(278,899)
Right-of-use, net	$287,322	$557,798

Operating lease liabilities are summarized below:

	June 30, 2025	June 30, 2024
Office lease	$298,560	$580,353
Less: current portion	286,378	278,432
Long term portion	$12,182	$301,921

June 30, 2025
Year ending June 30, 2026	$306,707
Total future minimum lease payments	306,707
Less imputed interest	(8,147)
PV of Payments	$298,560

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Commitments and contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of June 30, 2025 and 2024, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

12.	Income taxes

A reconciliation of the effective tax rate to the statutory rate is shown below:

	June 30, 2025	June 30, 2024

Loss before taxes	$(349,227)	$(9,521,488)

Expected income tax credit at statutory rate of 25% (2024: 25%)	$(87,307)	$(2,380,372)
Increase (decrease) in income taxes resulting from:
Change in fair value of warrants	(506,236)
Loss on extinguishment of warrants	71,337
Valuation allowance for deferred tax asset	388,969	-
IPO related expenses	150,000	12,622
Provision for bad debt	-	144,816
Realized gain in investments	(12,669)	-
Unrealized loss on investments	-	88,695
Debt discount	-	277,022
Non-taxable other income	(53,171)	(30,472)
-Non-tax deductible personnel expenses	42,578	29,544
Non-tax deductible consulting fees	154,777	1,367,032
Non-tax deductible general and administrative expenses	201,924	308,512
Other items, net	(16,705)	(26,742)
Income tax expense (credit)	$333,497	$(209,343)

The tax effects temporary differences that gave rise to the deferred tax assets and liabilities are as follows:

	June 30, 2025	June 30, 2024
Deferred tax assets:
Accrued employee benefits	$41,582	$37,199
Unrealized foreign exchange (gain) loss	(1,264)	10,294
Depreciation	(5,031)	(6,783)
Operating right of use assets and lease liabilities	5,692	5,639
Accumulated tax loss	347,990	238,989
Provision for bad debt	-	56,784
Valuation allowance for deferred tax asset	(388,969)	-
Net deferred tax asset	$-	$342,122

As of June 30, 2025 and 2024, the Company had no provision for uncertain tax positions and no provisions for penalties or interest. In addition, the Company does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Company’s effective tax rate.

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Due to Related Party Transactions

The amount due to a related party called Ansa Group Limited (“Ansa”), an entity under common control of the majority shareholder of the Company was $15,283 and $38,808 as at June 30, 2025 and 2024 respectively. The balance is interest-free and does not have a fixed maturity. The terms are not necessarily indicative of what a third party would agree to.

14.	Subsequent events

On August 15, 2025, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with Rodman & Renshaw LLC (“Rodman”). Pursuant to the ATM Agreement, the Company may issue and sell through or to Rodman, as sales agent and/or principal, up to $75 million of its class A ordinary shares (the “Shares”), par value $0.0001 per share.

On September 4, 2025, as approved and authorized by the shareholders of the Company, the Board of Directors of the Company approved a share consolidation of the Company’s outstanding ordinary shares at a ratio of 1-for-16, with a post-share consolidation par value of $0.0016, effective on September 23, 2025 (the “Share Consolidation”). The Share Consolidation is being implemented to ensure the Company meets the minimum bid price requirement for continued listing on The Nasdaq Capital Market, its current exchange.

On September 19, 2025, the Company entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which and subject to certain conditions precedent contained therein, the Company may sell to the Buyer from time to time an aggregate of up to $100 million in newly issued senior secured convertible notes of the Company (the “Notes”) in two series: (i) Series A Senior Secured Convertible notes, in an aggregate original principal amount up to $70 million (the “Series A Notes”), to be issued and sold pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232) (the “Shelf Registration Statement”); and (ii) Series B Senior Secured Convertible Notes, in an aggregate original principal amount up to $30 million (the “Series B Notes” and together with the Series A Notes, the “Notes”), to be issued and sold in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Transaction”).

Upon the terms and conditions set forth in the Purchase Agreement, on September 23, 2025, the Company issued and sold to the Buyer a Series A Note in the aggregate original principal amount of $11 million, which will be due on September 23, 2027, for an aggregate purchase price of $10,780,000 (the “Initial Closing”). Upon the terms and conditions set forth in the Purchase Agreement, the Company expects to issue in a second closing a Series A Note in the aggregate original principal amount of $4 million (the “Second Closing”) upon the earlier of (i) the date the Company receives written confirmation from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with the minimum bid price requirements as set as forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) and (ii) the date the Company receives written confirmation from Nasdaq that Nasdaq has granted the Company a 180-day extension to regain compliance with the Minimum Bid Price Requirement. Upon thirty Trading Days (as defined in the Purchase Agreement) after the Second Closing and subject to certain conditions, the Company has the option to request that the Buyer purchase additional Notes (the “Company’s Option Closing”), and the Buyer has the option to cause the Company to sell additional Notes (the “Buyer’s Option Closing”), provided that the subsequent closings with respect to Company’s Option Closing and the Buyer’s Option Closing shall not exceed $85 million in the aggregate. The Company has agreed, subject to certain exceptions contained in the Purchase Agreement, to use (i) at least $10 million of the net proceeds from the Initial Closing to purchase certain cryptocurrency with the remainder to be used for working capital and general corporate purposes, (ii) the net proceeds from the Second Closing for working capital and general corporate purposes, and (iii) at least 70% of the net proceeds from any additional closing to purchase certain cryptocurrency with the remainder to be used for working capital and general corporate purposes as set forth in the Purchase Agreement.

Interest will be payable monthly under the Notes at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”) with the first Interest Date being November 1, 2025. Interest will be payable on each Interest Date, in Ordinary Shares (the “Interest Shares”), so long as there has been no Equity Conditions Failure (as defined in the Notes) provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares. The Initial Note contains, and each additional Note will contain, customary Events of Default (as defined in the Notes) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Initial Note ranks, and all other Notes will rank, senior to all outstanding and future indebtedness of the Company and its subsidiaries (subject to certain exceptions contained in the Notes) and will be secured by a first priority perfected security interest in all of the existing and future assets of the Company and its direct and indirect subsidiaries, including all of the capital stock of each of the domestic subsidiaries and the cryptocurrency purchased with the net proceeds of the Notes, as evidenced by a security agreement (“Security Agreement”) also entered into between the parties on September 19, 2025. The Initial Note will be due on September 23, 2027 and any other Notes issued will be due on the two-year anniversary of the date of issuance unless earlier converted or repaid.

The Initial Note is, and all other Notes will be, immediately convertible into Class A ordinary shares (such shares, the “Conversion Shares”), par value $0.0001 per share (the “Ordinary Shares”), at the option of the Buyer. The number of Conversion Shares issuable upon conversion of a Note shall be determined by dividing (x) the Conversion Amount by the lower of: (y) the Conversion Price and (z) the Market Price (as such terms are defined in the Notes). At the option of the holder, at any time on or after the issuance date, the holder may convert) (an “Alternate Optional Conversion”, and the date of such Alternate Optional Conversion, an “Alternate Optional Conversion Date”) all, or any part, of the Notes into Ordinary Shares (such portion of the Conversion Amount subject to such Alternate Optional Conversion, the “Alternate Optional Conversion Amount”) at the Alternate Conversion Price, as such terms are defined in the Notes.

On November 6, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which and subject to certain conditions precedent contained therein, the Company may sell to the Buyer $50 million in newly issued senior secured convertible notes of the Company (the “Series C Note”), to be issued and sold pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232) (the “Shelf Registration Statement”). Interest will be payable monthly under the Series C Note at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”). Interest will be payable on each Interest Date, in Class A ordinary shares (“Ordinary Shares”) of the Company (the “Interest Shares”), so long as there has been no Equity Conditions Failure (as defined in the Note) provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares.

The Series C Note is governed by a base indenture, dated as of November 6, 2025 (the “Base Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of November 6, 2025 (“Supplemental Indenture” and, together with the Base Indenture, the ‘Indenture”). The Indenture has been qualified as an indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The terms of the Indenture are those provided in the Base Indenture and the Supplemental Indenture and those made part of the Indenture by the Trust Indenture Act. The Series C Note and Indenture contain customary Events of Default (as defined therein) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Series C Note will be due on the Maturity Date (as defined in the Series C Note) unless earlier converted or repaid.

In connection with the Purchase Agreement, the Company and each of its direct and indirect Australian subsidiaries entered into a security and pledge agreement (“Security Agreement”) in favor of the Buyer, as collateral agent. The Company’s obligations under the Series C Note will be secured by a first priority lien on substantially all the Company’s tangible and intangible assets (including crypto collateral), subject to the terms of an intercreditor agreement and excepting certain assets the holder has agreed to exclude from the collateral, subject to certain limitations (the “Collateral”). The Series C Notes rank pari passu with the Company’s existing and future Series A Notes (and any Series B Notes hereafter issued) subject to the terms of the intercreditor agreement, which provides, among other things, that: (a) the holders of the Series A Notes shall have a first-priority lien (superior to the lien of the holder of the Series C Note) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series A Notes and subject to the control of the collateral agent for the holders of the Series A Notes; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the Series A Notes prior to the application of such proceeds to the repayment of the obligations evidenced by the Series C Note; (b) the holder of the Series C Note shall have a first-priority lien (superior to the lien of the holders of the Series A Notes) with respect to certain assets purchased using the net proceeds of the purchase price received for the Series C Note and subject to the control of the collateral agent for the holders of the Series C Note; all proceeds of such Collateral shall be applied to the repayment in full of the obligations evidenced by the Series C Note prior to the application of such proceeds to the repayment of the obligations evidenced by the Series A Notes; and (c) the holders of the Series A Notes and the holders of the Series C Note shall have a pari passu first-priority lien on all other Collateral not covered by the foregoing clauses (a) and (b) and the related proceeds of such Collateral shall be applied to the obligations evidenced by the Series A Notes and the Series C Note on a pro-rata basis.

The Buyer will not have the right to convert any portion of the Series C Note, to the extent that, after giving effect to such conversion, the Buyer (together with certain of its affiliates and other related parties) would beneficially own in excess of 9.99% of the Ordinary Shares of the Company outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, the Buyer, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

F-22