Form 20-F
period 2026-06-30
GMEX Robotics Corp
filed 2026-11-02
CIK 1928581

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

(Mark One)

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________________ to ____________________

Commission file number: 001-41774

GMEX ROBOTICS CORPORATION

(Exact name of Registrant s specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

5 Starkie Drive

Bankstown Aerodrome, NSW 2198

Australia

+612 95245266

(Address of principal executive offices)

Chun Wai Edwin Tam

Chief Financial Officer

5 Starkie Drive

Bankstown Aerodrome, NSW 2198

Australia

Phone: +612 95245266

Email: edwin@gymdirect.com.au

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.000001 per share	GMEX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

361,361 class A ordinary shares, par value $0.000001 per share and 89 class B ordinary shares, par value $0.000001 per share were outstanding as of June 30, 2026. (retroactively adjusted to reflect the 1-for-9 share consolidation effected on July 2, 2026 and the 1-for-9 share consolidation effected on September 28, 2026, and thereafter the Company reduced the par value of all of our issued and unissued consolidated Class A ordinary shares, consolidated Class B ordinary shares and consolidated Class C ordinary shares from $7.2576 par value each to $0.000001 par value each).

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

● “Companies Act” are to the BVI Business Companies Act 2004 (as amended), as consolidated and revised;

● “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

● “FINRA” are to the Financial Industry Regulatory Authority;

● “FY2025” are to the financial year ended June 30, 2025;

● “FY2026” are to the financial year ended June 30, 2026;

● “GD” are to GD Wellness Pty Ltd, a wholly-owned operating subsidiary of KMAS, incorporated under the laws of Australia on July 22, 2005;

● “GMEX,” “the Company,” “we,” “us,” or “our” refer to GMEX ROBOTICS CORPORATION (formerly known as Fitell Corporation), a BVI business company registered under the laws of British Virgin Islands on January 7, 2026, and its consolidated subsidiaries, through which it conducts its business. We were first incorporated as an exempted company incorporated under the laws of Cayman Islands on April 11, 2022 and was continued into the British Virgin Islands as a BVI business company on January 7, 2026 from the Cayman Islands. Subsequently, we changed our company name to “GMEX ROBOTICS CORPORATION” on March 2, 2026;

● “IPO” are to the Company’s initial public offering which was consummated on August 10, 2023;

● “KMAS” are to KMAS Capital and Investment Pty Ltd, a company incorporated under the laws of Australia on July 26, 2016, a wholly-owned subsidiary of GMEX which holds all of the issued and outstanding shares of our operating subsidiary GD;

● “US$,”, “USD”, “U.S. dollars,” or “dollars” are to the legal currency of the United States;

● “SEC” are to the Securities and Exchange Commission;

● “Securities Act” are to the Securities Act of 1933, as amended;

● “Shares”, “shares,” or “Ordinary Shares” are to the class A ordinary shares and class B ordinary shares of GMEX, par value $0.000001 per share, as of June 30 2026; on July 2, 2026, we effected a 1-for-9 Share Consolidation, as a result of which the par value of class A ordinary shares and class B ordinary shares of the Company increased from $0.0896 per share to $0.8064 per share; on September 2, 2026, we created a new Class C ordinary shares of par value $0.8064 per share, where each Class C ordinary share shall have such rights and privileges as set out in the Fifth amended and restated memorandum and articles of association of the Company and immediately following the Class C creation, we effectuated a 1-for-9 share consolidation, as a result of which the par value of class A ordinary share, class B ordinary shares and Class C ordinary shares of the Company increased from $0.8064 to $7.2576; and immediately following the share consolidation, we reduced the par value of all of our issued and unissued consolidated Class A ordinary shares, consolidated Class B ordinary shares and consolidated Class C ordinary shares from $7.2576 par value each to $0.000001 par value each; and

● “SKMA”, are to a company owned by Ms. Jieting Zhao, incorporated under the laws of the British Virgin Islands.

ii

Implementation of Share Consolidations, Creation of Class C Ordinary Shares and Reduction of Par Value

On June 8, 2026, as approved and authorized by the board, the Company implemented a share consolidation of the Company of (i) its issued and unissued existing Class A ordinary shares, par value of $0.0896 per share, at a ratio of 1-for-9, with a post-share consolidation par value of $0.8064, and (ii) its issued and unissued existing Class B ordinary shares, par value of $0.0896, at a ratio of 1-for-9, with a post-share consolidation par value of $0.8064, marketplace effective on July 2, 2026 (the “July Share Consolidation”).

On September 2, 2026 as approved and authorized by the board, the Company (A) created a new Class C ordinary shares of the Company of par value $0.8064 per share; and (B) implemented a share consolidation of the Company of (i) its issued and unissued existing Class A ordinary shares, par value of $0.8064 per share, at a ratio of 1-for-9, with a post-share consolidation par value of $7.2576 (Consolidated Class A Ordinary Shares), (ii) its issued and unissued existing Class B ordinary shares, par value of $0.8064, at a ratio of 1-for-9, with a post-share consolidation par value of $7.2576 (Consolidated Class B Ordinary Shares) and (iii) its issued and unissued existing Class C ordinary shares, par value of $0.8064 per share, at a ratio of 1-for-9, with a post-share consolidation par value of $7.2576 (Consolidated Class C Ordinary Shares), marketplace effective on September 28, 2026 (the “September Share Consolidation”, together with July Share Consolidation, collectively the “Share Consolidations”). Immediately following the September Share Consolidation, we reduced the par value of all of the issued and unissued Consolidated Class A Ordinary Shares, Consolidated Class B Ordinary Shares and Consolidated Class C Ordinary Shares from US$7.2576 par value each to US$0.000001 par value each.

Although the Share Consolidations took effect on July 2, 2026 and September 28, 2026, references to our Ordinary Shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date. Solely for illustration purposes, as a result of the Share Consolidation, our issued and outstanding Ordinary Shares have been retroactively adjusted, where applicable, in this annual report to give effect to the Share Consolidation of our Ordinary Shares, as if it had occurred at the beginning of the earlier period presented.

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

iii

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

Forward-looking statements include, but are not limited to, statements concerning:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

These forward-looking statements are subject to a number of risks and uncertainties, including:

●	our dependence on macroeconomic conditions and consumer discretionary spending;

●	the intense competition in the gym and fitness equipment industry;

●	fluctuations in product costs and availability;

●	international risks and costs associated with our supply chain;

●	changes in consumer demand;

●	risks associated with operating our own online platform, including confidential consumer data;

●	reputational harms which could adversely impact our ability to attract and retain customers;

●	the potentially negative impact of our strategic plans and initiatives on our financial results;

●	unauthorized disclosure of sensitive or confidential customer, vendor, or our information;

●	the inability to attract, train, engage, and retain key personnel;

●	the loss of one or more of our key executives;

●	the effect of design and manufacturing defects on our products and services;

●	the adverse effects from accidents, safety incidents, or workforce disruptions;

●	the inability to sustain pricing levels for our products and services;

●	the risk of warranty claims and product returns;

●	changes in marketing of our products and services which could affect our marketing expenses and subscription levels;

●	the need for additional capital to support business growth and objectives;

●	payment processing risk;

●	foreign currency exchange rate fluctuations;

●	our dependence on suppliers and manufacturers to provide us with sufficient quantities of quality products in a timely fashion;

●	our limited control over our suppliers, manufacturers, and logistics partners;

●	the costs and risks associated with our complex regulatory, compliance, and legal environment;

●	our inability or failure to protect our intellectual property rights;

●	changes in tax laws and regulations;

●	failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”);

●	our status as a “foreign private issuer” under U.S. securities laws and the disclosure obligations which are applicable to us on the Nasdaq Capital Market;

●	our use of home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements;

●	the accuracy of our market growth forecasts;

●	our management team’s limited experience managing a public company;

●	the risk of earthquakes, fire, power outages, floods, public health crises, and other catastrophic events, and to interruption by man-made problems such as terrorism;

●	our status as an “emerging growth company” and our election to comply with the reduced disclosure requirements as a public company that may make our Ordinary Shares less attractive to investors;

●	the risk that Ms. Jieting Zhao may have different interests than that of other shareholders;

●	the risk that if we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our Ordinary Shares may be adversely impacted;

●	the risk that an active, liquid trading market may not develop or be sustained for our Ordinary Shares;

●	the risk that the laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States; and

●	the risk that, because we are a British Virgin Islands company and all of our business is conducted in Australia, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Australia; and

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

We are an online retailer of gym and fitness equipment both under our proprietary brands and other brand names. GMEX’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. Our business depends on consumer discretionary spending, and our results are highly dependent on Australian and Asian consumer confidence and the health of the Australian and Asian economies. Consumer spending may be affected by many factors outside of the Company’s control, including general economic conditions; consumer disposable income; consumer confidence and perception of economic conditions; the threat or outbreak of war, terrorism or public unrest (including, without limitation, the conflict in Ukraine) which may cause supply chain disruptions, increased fuel costs and the cost of materials, and create general economic instability; wage and unemployment levels; consumer debt and inflationary pressures; the costs of basic necessities and other goods; effects of weather and natural disasters caused by climate change or otherwise; and epidemics, contagious disease outbreaks, and other public health concerns. Decreases in consumer discretionary spending may result in a decrease in comparable sales, and average value per transaction, which might cause us to increase promotional activities, which will have a negative impact on our gross margins, all of which could negatively affect the Company’s business, operations, liquidity, and financial results, particularly if consumer spending levels are depressed for a prolonged period of time.

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

Approximately 72% of the products that the Company purchased in the fiscal year ended June 30, 2026, were manufactured abroad, which subjects us to various international risks and costs, including foreign trade issues, currency exchange rate fluctuations, shipment delays and supply chain disruption and political instability, which could cause our sales and profitability to suffer.

Approximately 70% and 2% of the products that the Company purchased in the fiscal year ended June 30, 2026, were manufactured abroad in China and Vietnam respectively. Foreign imports subject us to risk relating to changes in import duties quotas, the introduction of taxes on imported goods or the extension of income taxes on our foreign suppliers’ sales of imported goods through the adoption of destination-based income tax jurisdiction, freight cost increases and economic and political uncertainties. We may also experience shipment delays caused by shipping port constraints, labor strikes, work stoppages, acts of war, including the current conflict in Ukraine, and terrorism, or other supply chain disruptions, including those caused by extreme weather, natural disasters, and pandemics and other public health concerns.

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

Risks Related to Our Business

We are in the early stages of a strategic transition from our existing fitness equipment business to artificial intelligence and robotics, and there is no assurance that this transition will succeed.

We were originally incorporated as Fitell Corporation, an e-commerce company for fitness equipment. In December 2025, we launched our cooking robotics platform and, in March 2026, rebranded as GMEX Robotics Corporation, marking the beginning of a strategic transition toward the development and commercialization of AI-powered robotic technologies. Since the rebranding, we have begun to execute on this strategy by, among other things, announcing our initial robotics products, entering into our first commercial agreements, pursuing AI technology capabilities through strategic acquisitions, and expanding our U.S. commercial presence. While these steps represent early progress, our AI and robotics operations have a limited operating history, and substantially all of our revenue to date has been derived from our existing fitness equipment business.

Our strategy contemplates building an integrated hardware and AI platform spanning multiple verticals, including culinary robotics, industrial automation, and AI-driven technology solutions. This is a capital-intensive undertaking that requires us to simultaneously develop and integrate capabilities across hardware, software, AI, and real-world deployment. The success of this transition depends on factors that are substantially beyond our control, including our ability to develop and commercialize our products at scale, complete and integrate strategic acquisitions, achieve market acceptance, attract and retain qualified personnel, and secure adequate capital. If we are unable to successfully execute this transition, or if it takes significantly longer or costs substantially more than anticipated, we may not be able to sustain our existing business at levels sufficient to support ongoing operations while simultaneously investing in our new business lines, and our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Our AI powered robotics products are at an early stage of development and commercialization, and we may not be able to achieve market acceptance or generate meaningful revenue from these products.

Our ability to generate meaningful revenue from our robotics products will depend on, among other things, our ability to manufacture or source these products at scale, deliver them on time and to specification, and achieve and maintain customer satisfaction. There can be no assurance that our current or any future purchase orders will result in completed deliveries or revenue, or that our commercial partners will not cancel, reduce, or decline to renew their orders. In addition, because our robotics products are designed for use in food preparation, industrial, and commercial environments, any product defects, malfunctions, or safety incidents could expose us to significant product liability claims, regulatory scrutiny, and reputational harm. If we are unable to successfully develop, manufacture, deliver, and commercialize our robotics products, or if market acceptance is slower or lower than we anticipate, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

We rely on open-source models and third-party AI services in our products, and any changes in the availability, terms or performance of such technologies could materially and adversely affect our business.

Our products incorporate open-source software, including open-source AI models and frameworks, as well as third-party API services. Our use of such technologies is subject to various risks, including:

●	Open-source license compliance. Open-source licenses may impose requirements that, if not properly followed, could require us to release our proprietary source code, pay damages or discontinue use of certain software. Certain open-source licenses may be re-interpreted or modified in a manner that imposes unanticipated conditions on our use.
●	Service availability and continuity. Certain third-party services integrated into our products are provided on a pay-as-you-go basis under the provider’s standard terms and conditions, which may be modified, suspended or terminated at the provider’s discretion with limited or no advance notice. Any interruption, degradation or discontinuation of such services could disrupt our product functionality and harm user experience.
●	Intellectual property risks. The use of open-source software may expose us to claims of intellectual property infringement or create uncertainty regarding our proprietary rights. We may also be unable to prevent third parties from using the same open-source components to develop competing products.
●	Data privacy. To the extent user data is processed through third-party services, we are subject to additional risks relating to data security, regulatory compliance and potential unauthorized access or misuse by third parties.
●	Lack of support and quality control. Open-source software is developed and maintained by third-party communities, and we have no control over the frequency, quality or direction of future updates. If the open-source community ceases to maintain or support the models we use, we may need to invest significant resources to identify and integrate alternatives.

We have not entered into any separately negotiated long-term exclusive license agreement with any third-party AI provider, and there can be no assurance that such technologies will remain available to us on commercially reasonable terms, or at all. If we are unable to maintain access to these technologies or to develop suitable in-house alternatives in a timely manner, our business, financial condition and results of operations could be materially and adversely affected.

Evolving laws, regulations and standards governing AI-powered robotics products could increase our compliance costs, delay commercialization, restrict product deployment and adversely affect our business and results of operations.

Our new AI-powered robotics business involves technologies whose legal and regulatory treatment is evolving. The requirements applicable to our products may vary significantly depending on their functionality, intended uses, deployment environments and the jurisdictions in which they are manufactured, marketed, sold or operated. Changes in laws, regulations, regulatory interpretations, technical standards and enforcement priorities could create uncertainty regarding our obligations and adversely affect our ability to develop, source, commercialize and support these products.

Depending on their features and applications, our AI-powered robotics products may be subject to requirements relating to product and machinery safety, workplace safety, electrical and wireless equipment, cybersecurity, privacy, data protection, intellectual property and consumer protection, as well as requirements specifically addressing AI. Robotics products that operate autonomously or interact with individuals and physical environments may raise additional concerns regarding the predictability of their behavior, human oversight, emergency controls and responsibility for injuries or property damage. To the extent our products use cameras, microphones or other sensors to collect or process personal information, additional restrictions may apply to data collection, use, storage and transfer. We may be required to obtain certifications, conduct testing or conformity assessments, maintain technical documentation, provide safety instructions or implement monitoring and reporting procedures before or after commercialization.

Our obligations may also depend on whether we act as a manufacturer, importer, distributor, integrator or service provider in a particular market. We may rely on third-party manufacturers, component suppliers and AI or software providers for information and cooperation necessary to demonstrate compliance. Their failure to provide adequate documentation, maintain required standards or notify us of relevant changes could delay product launches or require us to suspend sales. Modifications to hardware, software or AI functionality, including updates made after deployment, may require further evaluation, testing or changes to existing compliance arrangements.

Customers may deploy our products in locations or applications that are subject to requirements different from those initially contemplated. We may have limited visibility into or control over such deployments, customer modifications or integration with other equipment. Differences in regulatory requirements across markets could prevent us from offering standardized products or require jurisdiction-specific configurations, operating restrictions and support arrangements. Regulatory uncertainty may also cause customers to delay purchases or limit deployment, adversely affecting demand for our products.

Compliance with new or changing requirements could require substantial expenditure, specialized personnel, additional testing, product redesign, changes to supplier arrangements and diversion of management and technical resources. We may need to restrict autonomous functions, introduce additional safeguards, delay or discontinue products, or withdraw from certain markets. We may be unable to recover these costs through higher prices, and compliance-related delays could reduce our competitiveness and impair the commercial prospects of our new business.

Any actual or alleged failure by us or relevant third parties to comply with applicable requirements could result in investigations, fines, penalties, product recalls, sales restrictions, corrective-action obligations or claims relating to personal injury, property damage, privacy or other harm. Even where we are not ultimately found liable, responding to investigations, product-safety concerns or litigation could be costly, time-consuming and disruptive. These consequences could damage our reputation and materially adversely affect our business, financial condition, results of operations and growth prospects.

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

We generally provide a 14 days change-of-mind policy to customers for all of our non-electronic products. Our suppliers generally provide a warranty for all of our electronic products. The occurrence of any material defects in our products could result in an increase in returns or make us liable for damages and warranty claims in excess of our current reserves, which could result in an adverse effect on our business prospects, liquidity, financial condition, and cash flows if returns or warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality or safety of our products could affect our brand image, decrease consumer confidence and demand, and adversely affect our financial condition and operating results. Also, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and/or operating results.

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

Our dependence on suppliers involves risk. We might be unable to obtain merchandise that consumers demand in a timely manner if there are disruptions in our relationships with key suppliers, which could cause our revenue to materially decline. The terms of our written contracts with Australian suppliers are ranged from one to five years. We generally do not have long-term written contracts with our suppliers in China that would require them to continue supplying us with merchandise. Key suppliers may also fail to deliver on their commitments or fail to supply us with sufficient products that comply with our safety and quality standards, whether as a result of supply chain disruptions or other causes, or fail to continue to develop new products that create consumer demand. Furthermore, vendors increasingly sell their products directly to customers or through broadened or alternative distribution channels, such as department stores or other eCommerce companies.

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

None of our revenue is derived from China but approximately 70% of the products that we purchase are manufactured in China. The ability of our licensee and suppliers to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

While we are a British Virgin Islands exempted company headquartered in Australia, as of the date of this annual report, less than 10% of our revenue is derived from China and approximately 81% of the products that we purchase are manufactured abroad in China.

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

We were initially incorporated under the laws of the Cayman Islands and was continued into the British Virgin Islands on January 7, 2026 and are considered a “foreign private issuer” under U.S. securities laws. Although we will be subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from the periodic disclosure required of U.S. domestic issuers. We are required to file an annual report on Form 20-F within four months of the end of each fiscal year, but we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

We are also exempt from certain other sections of the Exchange Act that U.S. domestic issuers are otherwise subject to, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

There are risks associated with our share repurchase program.

Our board of directors approved our new share repurchase program in November 2025, under which we can repurchase up to $3.0 million of our outstanding ordinary shares. Under the new program, purchases can be made by way of a variety of methods, including open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. securities laws and regulations, including Rule 10b-18 under the Exchange Act. Our share repurchase program may reduce the public float of shares available for trading on a daily basis and may cause volatility in the price of our ordinary shares. Our repurchases may be limited, suspended, or terminated at any time without prior notice. There can be no assurance that we will repurchase any specific amount of ordinary shares under our share repurchase program or that any future repurchases will have a positive impact on our share price or profitability. Important factors that could cause us to discontinue or decrease our share repurchases include, among others, unfavorable market conditions, the market price of our ordinary shares, the nature of other investment or strategic opportunities presented to us, the rate of dilution of our equity compensation programs, our ability to make appropriate, timely, and beneficial decisions as to when, how, and whether to purchase shares under the share repurchase program, the tax consequences of any repurchases, and the availability of funds necessary to continue purchasing shares. If we curtail or suspend our share repurchase program, our share price may be negatively affected.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after FY2026, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, or the Dodd-Frank Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies, and (5) we have elected not to use extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Risks Related to Our Ordinary Shares

Ms. Jieting Zhao, our director, beneficially owns approximately 0.01% of our outstanding shares, and her interests may differ from the interests of other shareholders, which could cause a material decline in the value of our Ordinary Shares.

Each class A ordinary shares entitles its holder to one vote per share and each class B ordinary shares entitles its holder to 30 votes per share.

Ms. Jieting Zhao, our director, is the 100% owner of SKMA and thus, she is deemed as the beneficial owner of our shares owned by SKMA. As of the date of this annual report, Ms. Zhao beneficially owns 89 class B ordinary shares, representing approximately 0.17% of the voting power of our outstanding share capital., and thus she has significant influence over a decision to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of shareholders. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Ordinary Shares. She will have significant influence on determining the outcome of any matters submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Without her consent, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. Her interest may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares.

Our multi-class voting structure will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring shareholder approval, and that may adversely affect the trading price of our Ordinary Shares.

We have a multi-class share structure such that, our authorized share capital consists of Class A Ordinary Shares, Class B Ordinary Shares, and Class C Ordinary Shares. Holders of Class A Ordinary Shares are entitled to one (1) vote per share, while holders of Class B Ordinary Shares are entitled to thirty (30) votes per share, subject to certain exceptions as set out in our Articles; while holders of Class C Ordinary Shares are not entitled to any vote. Neither a holder of Class A Ordinary Shares nor a holder of Class B Ordinary Shares has conversion right. Holders of Class C Ordinary Shares have the right to convert their Class C Ordinary Shares into Class A Ordinary Shares at the option of the holder, in accordance with the terms of the relevant Class C Subscription Documents.

As of the date of this report, we have issued 89 Class B Ordinary Shares. Due to the multi-class share structure, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A and Class C Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A and Class C Ordinary Shares may view as beneficial.

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

On October 3, 2025, the Company received a notification letter from the Listing Qualifications Department of The Nasdaq granting the Company an additional 180-calendar-day compliance period, or until March 30, 2026, to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Subsequently on October 16, 2025, we received a letter from the Nasdaq Stock Market that we regained compliance with Nasdaq Listing Rule 5550(a)(2) by evidencing a closing bid price of our ordinary shares at or greater than $1.00 for 16 consecutive business days from September 23, 2025 to October 14, 2025.

Although we regained compliance, we cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

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

On August 15, 2025, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with Rodman & Renshaw LLC (“Rodman”). Pursuant to the ATM Agreement, the Company may issue and sell through or to Rodman, as sales agent and/or principal, up to $75 million of its class A ordinary shares, par value $0.0001 per share, from time to time during the term of, and on the terms set forth in, the ATM Agreement. As of the date of this annual report, we issued 20,773 class A ordinary shares under the ATM program and generated gross proceeds of $6,844,619 under the program .

On September 19, 2025 and November 6, 2025, the Company entered into certain securities purchase agreements (the “Purchase Agreements”) with certain institutional investor (the “Investor”). Pursuant to the Purchase Agreements, the Company may sell to the Buyer (i) Series A Senior Secured Convertible notes, in an aggregate original principal amount up to $70 million (the “Series A Notes”), to be issued and sold pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232) (the “Shelf Registration Statement”); and (ii) Series B Senior Secured Convertible Notes, in an aggregate original principal amount up to $30 million (the “Series B Notes”), to be issued and sold in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder and (iii) $50 million in newly issued senior secured convertible notes of the Company (the “Series C Note”, together with Series A Notes and Series B Notes, collectively the “Note”), to be issued and sold pursuant to the Company’s effective Registration Statement on Form F-3 (File No. 333-284232). Interest will be payable monthly under the Note at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”). Interest will be payable on each Interest Date, in Class A ordinary shares (“Ordinary Shares”) of the Company (the “Interest Shares”), so long as there has been no equity conditions failure (as defined in the Note) provided however, that the Company may, at its option following notice to the Investor, pay Interest on any interest date in cash (the “Cash Interest”) or in a combination of cash interest and interest shares, at the aggregate purchase price of $65 million. The proceeds from the sale of the Note and warrant shall be used by the Company for general working capital.

On March 13, 2026, we entered into, and simultaneously consummated the initial closing transactions contemplated by, a Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which we agreed to sell, in one or more closings, up to an aggregate original principal amount of $2,000,000 (collectively, the “Series D Notes”), in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Private Placement”). Pursuant to the Purchase Agreement, we sold to the Buyer at the initial closing an aggregate of $250,000 of Series D Notes (the “Initial Series D Note”) and we may sell to the Buyer, subject to certain conditions contained in the Purchase Agreement, up to an additional $1,750,000 of Series D Notes (the “Additional Notes”) as to be mutually agreed between us and the Buyer. At any time after the issuance, the Buyer may convert the Initial Series D Note into Class A ordinary shares of the Company (“Ordinary Shares”) at an initial conversion price of $3.00 per share, subject to adjustment as set forth in the Initial Series D Notes (the “Conversion Price”). Interest will be payable monthly under the Series D Notes at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”). Interest will be payable on each Interest Date in Ordinary Shares (the “Interest Shares”) in an amount equal to the interest payable on such Interest Date divided by the Conversion Price then in effect, so long as there has been no Equity Conditions Failure (as defined in the Notes); provided however, that we may, at our option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares. The Series D Notes contain customary Events of Default (as defined therein) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Series D Notes will be due on the Maturity Date (as defined in the Series D Notes) unless earlier converted or repaid.

In March, 2026, we entered into a purchase agreement with a leading Australian food and beverage group (“FBG”) for the deployment of the Company’s intelligent culinary robotics systems, including its recently announced personal robotic chef - 2Fculinary AI, and the purchase order from this FBG. The AU$4.2 million agreement is with a well-established hospitality group operating multiple high-end restaurants and food service locations, including venues at major Australian airports. The purchase order covers a minimum of 50 Smart Digital Intelligence All-in-One Kitchen Robots, including the Company’s Bon Vivant 3.0 and Max models. This is the Company’s first commercial agreement with a restaurant group since launching its cooking robotics platform in December 2025 and rebranding as GMEX Robotics.

On May 27, 2026, we entered into an Exchange Agreement (the “Exchange Agreement”) with an institutional investor who is the holder of its Series C Senior Secured Convertible Note issued on November 7, 2025 (the “Notes”) pursuant to a Securities Purchase Agreement, dated as of November 6, 2025, between the Company and the Holder (the “SPA”). The Exchange Agreement provides, among other things, for the Holder to exchange (the “Exchange”) the remaining balance of the Notes for a new series of senior secured convertible notes of the Company (the “Series D Notes”). The terms of the Series D Notes were substantially similar to the Series C Notes subject to certain changes in the pricing contained in the Series C Notes. As provided for in the Series D Note, the Company may from time to time voluntarily adjust the conversion price of the Series D Note to optimize cash flows and the capital structure.

On June 8, 2026, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers, in a private placement, an aggregate of 23,093 Class A ordinary shares, par value $7.2576 per share, of the Company (the “Shares”), and private warrants to purchase an aggregate of 46,187 Class A ordinary shares of the Company (the “Warrants” and, together with the Shares and the shares issuable upon exercise of the Warrants, the “Securities”), for an aggregate purchase price of $2,000,000, before deducting placement agent fees and other offering expenses payable by the Company.

The purchase price for the Shares sold in the offering was $1.0692 per ordinary share, which represents a 20% premium to the closing price of the Company’s Class A ordinary shares on June 08, 2026. Each Warrant has an initial exercise price of $1.0692 per share, subject to adjustment as provided in the Warrant. The Warrants are exercisable from the date of closing and will expire on at the close of business on the 30th date thereafter. The Warrants may be exercised for cash or, at the holder’s election, on a cashless basis pursuant to the formula set forth in the Warrants. The Warrants also contain customary adjustments for share dividends, share splits, combinations, reclassifications and fundamental transactions, together with certain reset and anti-dilution provisions, beneficial ownership limitations and limitations designed to comply with applicable Nasdaq rules, including any required shareholder approval requirements. The Company may sell additional Class A ordinary shares in one or more additional closings under the same terms as the Purchase Agreement for up to $8 million of proceeds and Purchasers shall have certain rights to participate in same as prescribed by the Purchase Agreement, subject to certain limits.

Our Ordinary Shares eligible for future sale may cause the price of our Ordinary Shares to decline.

From time to time, certain of our shareholders may be eligible to sell all or some of their restricted Ordinary Shares by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act. In general, pursuant to Rule 144, non-affiliated shareholders may freely sell their respective restricted Ordinary Shares after holding them for six months, subject only to the current public information requirement (which no longer applies after a one-year holding period). Of the 361,361 Ordinary Shares outstanding as of June 30, 2026, approximately 29.6% are held by “non-affiliates,” all of which are currently freely tradable either because they were issued in a registered offering or because they are saleable in accordance with Rule 144.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended June 30, 2026 and 2025, we have identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weakness identified was as a result of the accounting and disclosure requirements surrounding the fair value accounting of the convertible notes payable and the derivative related to the warrants issued during the fiscal years ended June 30, 2026 and 2025. In an effort to remediate the identified material weaknesses in our internal control over financial reporting and enhance our internal controls, our management is currently in the process of implementing additional training programs on financial derivatives accounting and disclosure matters for our finance staff. See “Item 15. Controls and Procedures.” Measures that we implement may not fully address the material weakness in our internal control over financial reporting and we may not be able to conclude that the material weakness has been fully remedied.

Failure to correct the material weakness and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Due to the material weakness in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of June 30, 2026. This could adversely affect the market price of our Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

We may not pay any dividends in the future.

Our ability to pay dividends is contingent upon our capacity to generate sufficient distributable profits. For the year ended June 30, 2026, we paid dividends and Loyalty Payments (as defined below) to shareholders of $1.0 million and nil, respectively. On December 4, 2025, our board of directors (the “Board”) declared an interim dividend of $0.10 per Ordinary Shares to its shareholder (the “Interim Dividend”). In addition to the Interim Dividend, the Board approved a one-time loyalty payment of up to an aggregate of US$0.15 per share out of the Company’s premium account (the “Loyalty Payments”). The Loyalty Payments were paid in cash to those shareholders who move their shares into direct registration/book-entry with the Company’s transfer agent, VStock Transfer LLC on or prior to December 29, 2025. Subject to the Companies Act, our directors may by resolution of directors, authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and it will be able to pay our debts as they become due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

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

The laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are a BVI business company. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the British Virgin Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and the Companies Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands and from the common law of England, the decisions of whose courts are of persuasive authority but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under British Virgin Islands law may not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws relative to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Because we are a British Virgin Islands company and all of our business is conducted in Australia, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in Australia.

We are BVI business company and conduct our operations primarily in Australia. Substantially all of our assets are located outside of the United States and the proceeds which we raised from the capital markets will primarily be held in banks outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of Australia may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

There is also uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the BVI against us or our directors or officers predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

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

The use of digital assets by companies remains controversial and may be negatively perceived by investors, customers, regulators, or other stakeholders. Association with the volatility or speculative nature of digital assets could harm our reputation, reduce customer confidence in our core fitness equipment business, and adversely impact our ability to raise capital or attract strategic partners.

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

Because bitcoin, Solana and other digital assets have no physical existence beyond the record of transactions on the blockchain, a variety of technical factors related to the bitcoin and other digital assets blockchain could also impact the price of bitcoin and other digital assets. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard “forks” of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Similarly, the open-source nature of the bitcoin blockchain means the contributors and developers of the blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the blockchain could adversely affect the blockchain and negatively affect the price of bitcoin and other digital assets.

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

Item 4. Information on the Company

4A. History and Development of the Company

We were a holding company originally incorporated in the Cayman Islands under Cayman Islands Law on April 11, 2022 under the name “Fitell Corporation”. We have no substantive operations other than holding all of the issued and outstanding shares of KMAS, which holds all of the issued and outstanding shares of our operating subsidiary, GD. The address and telephone number of our registered office is 5 Starkie Drive, Bankstown Aerodrome, NSW 2198, Australia, +612 95245266and the name, address and telephone number of our US agent is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168, (800) 221-0102. Our website address is https://investors.gmexrobotics.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

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

On December 17, 2025, as approved by our shareholders at the extraordinary shareholder meeting held on December 12, 2025, we completed the repurchase of 89 Class A ordinary shares, par value of $7.2576 each from SKMA Capital and Investment Ltd. (“SKMA”) and, in consideration of such repurchase, issued new Class B ordinary share, par value of $7.2576 per share to SKMA.

On January 7, 2026, we redomiciled from Cayman Islands to the British Virgin Island by way of continuation, and subsequently on March 2, 2026, we changed our corporate name from “Fitell Corporation” to “GMEX Robotics Corporation”. The redomiciliation was approved by the shareholders of the Company at the Company’s extraordinary general meeting of shareholders on December 12, 2025.Our class A ordinary shares continues to trade on The Nasdaq Capital Market under the symbol “GMEX”.

4B. Business Overview

Founded in 2005 and headquartered in New South Wales, Australia, GD is a wholly owned subsidiary of GMEX. We operate in Australia and are an online retailer of gym and fitness equipment both under our proprietary brands and other brand names. Our mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 200,000 customers with large portions of sales from repeat customers over the years, which we believe to be a testament of our product quality and brand loyalty. Our brand portfolio can be categorized into three proprietary brands under our Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in approximately 2,000 stock-keeping units (SKUs).

In addition to our all-around fitness equipment portfolio to individual and commercial customers, we launched three new business verticals with integration of technology in 2021.

1.	Smart Connected Equipment: Still in development and initiated in May 2021, our smart fitness equipment is a natural extension of our core business and includes interactive exercise bikes and workout mirrors. The commercial launch occurred in July 2026, with retail products being available in October 2026.

2.	1FinalRound: Our AI-powered interactive platform with our proprietary online training content and capability to be interactive with personal trainers, follow members and track workout progress.

3.	Boutique Fitness Clubs Licensing: Leveraging our years of experience in the fitness and wellness industry servicing both businesses and individual customers, we launched our licensing business in late 2021. mYSTEPS Training Clinic, a new concept fitness club chain, is our first licensee and dedicated to helping fitness-savvy and health-conscious consumers with higher disposable incomes achieve a motivating and healthy lifestyle with an engaging and dynamic fitness community in both online and offline settings.

Product and Services

Fitness Equipment

We market and sell fitness equipment and related products as well as serving as a one-stop shop for business setup from personal training studios to commercial gyms. Our full spectrum of product coverage is exemplified by the following four proprietary brand names, which represent over 81% of our revenues in the fiscal year ended June 30, 2026:

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

In our fitness equipment business segment, we sell our products directly to customers through online or offline platforms. Revenue from our own e-commerce website accounted for approximately 63.54% of our total sales for the fiscal year ended June 30, 2026, with the remaining sales derived from commercial sale orders, our showroom and phone orders as well as third party channels, such as Bunnings Marketplace and eBay.

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

Interactive Fitness Equipment and Platform/Mobile Application

The COVID-19 pandemic has dramatically changed how we live, work, play and stay healthy. The fitness industry, without exception, has undergone profound transformation in the past years, starting with the closure of gyms and fitness studios followed by growth in smart fitness equipment. We are currently developing our smart fitness equipment through a Shenzhen, China-based service provider specializing in AI-powered products like interactive-monitors/screens, handheld devices, as well as platform development, in building innovative integrated fitness equipment and interactive platforms designed to provide a seamless connection between users and our user-friendly platform, proprietary content, and interactive equipment. Fitness Mirror, an e-training platform, and Yoga-Mirror are in final testing stages, and we have jointly launched these platforms with Harison since July 2026. The beta versions of these platforms have been in trial stages since March 2022.

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

Sales and Marketing

In our fitness equipment business segment, we sell our products directly to customers through online or offline platforms. Revenue from our own e-commerce website accounted for approximately 63.54% of our total sales for the fiscal year ended June 30, 2026 with the remaining sales derived from commercial sale orders, our showroom and phone orders as well as third party channels, such as Bunnings Marketplace and eBay. Our marketing strategy focuses on delivering fitness equipment to our customers and, in the future, to our licensees and their members and raising awareness of our brand through a broad range of channels. These channels include Google Search (organic and paid), Google Shopping Campaign, Google Ads word, affiliate partners programs, social media such as Facebook and Instagram, e-mail marketing, SMS marketing, E catalogue, and First Australia Fitness Mobile App. We utilize a multi-prong marketing strategy focused on attracting and educating prospective customers and licensees, driving demand with new and existing customers and increasing general awareness and affinity for our brand. Our loyalty program Gym Direct Lion Rewards Club is used to encourage both repeat purchases and order sizes and enhance brand loyalty.

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

Suppliers and Customers

We enjoy a broad network of our product suppliers and customers. In addition, searching for qualified alternative suppliers and manufacturers has been our priority, which we believe will limit the risks of single source of supply, and we have developed contingency plans for supply disruptions. We currently have 24 suppliers, 15 of which are Australian suppliers and 9 are overseas suppliers.

Approximately 45% of our products come from overseas suppliers and they predominantly manufacture made-to-order products, such as commercial machine equipment RMC Blitz series and FT1008 under our proprietary brands Muscle Motion and Rapid Motion and FX AB03 bike and FleetX Rower are under our proprietary brand FleetX. Payment terms with our suppliers vary.

Below is a tabular summary of our relationships with suppliers that represent over 5% of our supplies:

Supplier Name	Product Name	Terms

Nantong Tengtai Sporting Fitness (23.4%)	Rubber Hex Dumbbells	Payment paid against copy of B/L. Seller releases the B/L to buyer after receiving payment.

Harison Fitness Limited (13.9%)	Cardio and Strength products	Payment paid against copy of B/L. Seller releases the B/L to buyer after receiving payment.

Nantong Duro Fitness Co., Ltd. (13.1%)	Weight Plates, Barbells	Payment within 14 days from receiving goods.

Johnson Health Tech Australia Pty Ltd (12.4%)	Cardio and strength products	25th of the following month of invoice date.

Qingdao Imbell Sporting Goods Co., Ltd (7.0%)	Strength Products	Payment paid against copy of B/L. Seller releases the B/L to buyer after receiving payment.

In the top five suppliers representing over 5% of the Company’s supplies 4 of them are based in China and the other 1 is based in Australia. The Company has entered into an agreement with Harison Fitness Limited, and for the other suppliers, the company simply places purchase orders with these suppliers as needed. The Company has no material affiliations or relationships with any of the above suppliers.

In the twelve-month period ended June 30, 2026, we received 20,353 orders and 24,264 customers, a decrease of 3.2% and a decrease of 11.81%, respectively, compared to the same period in 2025. This was primarily due to the total number of orders decreased compared to the fiscal year ended June 30, 2025, but average value of the sales orders increased, so the total sales revenue increased comparing to the fiscal year ended June 30, 2025. The increase in average value of the sales orders is mainly because we have shifted our focus slightly towards the corporate customers this year. In the twelve-month period ended June 30, 2025, we received 21,031 orders and 27,513 customers, an increase of 17.3% and an increase of 4.75%, respectively, compared to the same period in 2024. This was mainly thanks to the marketing efforts by the management, and also the improvement in customers’ confidences due to the falling of interest rates.

Our e-commerce conversion rates have decreased by 28.70% from 1.15% in fiscal year 2025 to 0.82% in fiscal year 2026. Approximately 34.88% of orders were from existing customers and the average purchase frequency was 1.9 across all customers in fiscal year 2026. The number of our repeat customers increased from 4,680 in fiscal year 2025 to 4,754 in fiscal year 2026. Based on our database, customers stood at 249,936 members by end of fiscal year 2026, compared to 225,676 members by end of fiscal year 2025.

Below is a tabular summary of our online customer purchase data:

Status	# of Customers	Average Size of Order	Average Total Spending
First time Customers FY2026	13,033	1.2	$407.04
Return Customers FY2026	4,754	4.1	$404.40

In addition to our retail customers, our commercial customers include chains of fitness gyms and studios, government agencies, schools, healthcare providers and educational institutions.

Below is the graph summary of revenue by customer type:

For fiscal year 2026, retail customers accounted for 66.74% of the Company’s total revenue.

Growth Strategy

Our goal is to grow our fitness equipment business segment while continuing to engage and retain our loyal community of customers and fitness platform members. Our business development and expansion strategies over the next two to three years are as follows:

Increase Fitness Equipment Product Marketing

●	We currently rely primarily on organic traffic through search engine optimization to achieve customer acquisition. Leveraging our high-ranking position in search engine result pages, we intend to expand our strategic investment on marketing campaigns in Key Opinion Leaders (KOLs), sponsoring sports events and outdoor advertisement.

Development of Private-Label Cardio Equipment

●	The profit margin for cardio fitness equipment is higher than that of strength and weight equipment. We intend to develop our proprietary branded cardio equipment to increase our profitability in the market.

Development of Gym Direct Mobile Application

●	Traditionally, we only use our e-commerce website as a platform to sell our products and communicate with our retail customers. We are now developing a native mobile application to further expand the marketing platform and provide easy, repeatable and convenient shopping experiences for customers, which will also be beneficial in tracking consumer trends and purchasing data. The beta versions of these platforms have been in trial stages since March 2022 and the official version has been launched since November 2023.

Expansion of Licensing Business

●	Leveraging our years of experience in the fitness and wellness industry servicing both business and individual customers, we launched our licensing business with mYSTEPS Training Clinic in late 2021. As of the fiscal year ended June 30, 2026, mYSTEPS has opened 4 fitness and gym studios. Currently, our licensee has no plans to open additional fitness centers in China (including Hong Kong and Macau) due to the market conditions and will continue to explore opportunities in Indonesia, Singapore, and Malaysia. Based on the current license sold, we believe there will be long-term potential and opportunities for us outside of the Australian market. Going forward, we intend to seek opportunities to expand our licensing partnership footprint in the Asia-Pacific regions with other selective partners.

Development of Smart Connected Equipment and Digital Fitness Program

●	Digital subscription-based machines have led the trend in the U.S. market, such as Mirror, Peloton, Tonal, where the demand for interactive fitness applications has risen. We plan to expand into this market in Australia and Southeast Asia where the concept of the home gym has not been fully deployed.

●	Growing brand awareness.

●	Improving member experience.

●	Leveraging our database of customers which we have accumulated from the sales of fitness equipment to increase interactive cardio equipment sales and subscription revenues.

●	Continuing to launch new and innovative content and products.

Opportunities to Explore Other Revenue Streams

●	Leveraging our expertise in developing and marketing fitness equipment, there is the opportunity for us to expand our businesses into used fitness equipment sales (e-commerce), including used home cardio machines and other domestic used fitness equipment.

Supply Chain Challenges and Strategies

●	Buying cost remain stable:

Our buying cost in the fiscal year ended June 30, 2026 has remained relatively constant, as compared to the fiscal year ended June 30, 2025.

●	Leading time remain stable:

The leading time of manufacturing and logistics has remained relatively stable. The Sea freight in the fiscal years ended 2026 and 2025, usually took approximately 3 to 4 weeks.

●	Logistics cost increase:

During the fiscal year 2026, sea freight costs increased by approximately 11.9%, the significant increase in logistic cost was due to the supply of available shipping vessels on global basis was negatively impacted by the geopolitical tensions.

Sea freight cost	Mid of 2025 (AUD)	Early 2026 (AUD)	Increase
20GP from Shanghai	$2,267.44	$2,536.23	11.9%

●	Delivery time remain stable:

Delivery time was approximately 1 to 2 business days to metro and NSW areas in Sydney, Australia, 2 to 3 business days in transit for interstate or other metro cities, and approximately 5 business days to remote areas in the fiscal years ended June 30, 2026 and 2025.

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

Competitive Strengths

We believe that there are several competitive strengths that differentiate us from our competitors.

Proprietary Brands and Diversified Product Portfolio

●	Our three proprietary brands – Muscle Motion, Rapid Motion, and FleetX – provide both in-home options and commercial solutions. Our product portfolio of these three diversified brands spans a variety of popular fitness and workout verticals, including weightlifting, stretch, yoga, boxing, running and cycling. We believe that our diversification represents competitive advantages compared to other competitors in the market. With the development of the integrated fitness equipment and virtual platform, we believe we will be able to create more valuable opportunities for business expansion.

Innovative Smart Connected Equipment

●	Our connected equipment, which has been the global trend for the fitness and gym industry, is also under development. Initiated in May 2021, our development concept includes interactive exercise bikes and workout mirrors. The interactive gym equipment was commercially launched in July 2026 and we believe the new products with interactive experience will better serve both retail and commercial customers and accelerate the business growth of fitness equipment segment.

Virtual Training Platform with Cutting Edge Content

●	Leveraging our years of experience in the fitness and wellness industry, we have developed an online proprietary training platform – 1FinalRound – which will be pre-built into our connected equipment that allows our customers to maintain engagement with us during any potential temporary closures of gyms and studios. This model allows flexibility for both online and offline users to participate in training either on their own schedules or via livestreaming to interact with other subscribed members to encourage more interactive, engaging and motivating lifestyles. The platform will provide an extensive offline library with high production value or various online live stream experiences. Moreover, based on the large, consolidated dataset we received from our fitness equipment customers, we believe we will be able to create and develop on-trend fitness content for our users.

Consolidated Database with Loyal Customer Base

●	GD has served over 200,000 customers with large portions of sales coming from repeat customers over the years. We believe that our sales strategies also create inventive solutions for existing customers and drive loyalty. As of June 30, 2026, 34.88% of our orders are from existing customers, the average purchase frequency is 1.9 across all customers. We believe that we will be able to deepen our customer loyalty through our newly developed Gym Direct mobile application and 1FinalRound.

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

Cryptocurrency Treasury Strategy

In September 2025, we announced our first strategic purchase under the Company’s Solana treasury initiative following the first closing under the Company’s $100 million facility. Further, in October 2025, we purchased and allocated to our corporate treasury 216.8 million Pump.fun (PUMP) tokens, the native token powering the PUMP launchpad on Solana. To support this initiative, we have secured up to 100 million in committed equity and debt financing facilities from institutional investors.

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

As of October 31, 2026, the Company held approximately 12,684.39 tokens of SOL and 216,849,816.85 tokens of PUMP that were acquired at an aggregate purchase price of $4.1 million.

4C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

4D. Property, plants and equipment

We do not own any property. As of June 30, 2026 and 2025, we have plants and equipment with net book value of $309,509 and $20,122 respectively.

Facilities

Our corporate headquarters is located at 5 Starkie Drive, Bankstown Aerodrome, NSW 2198, Australia, where we occupy facilities totalling over 30,000 square feet. Our showroom and storage facility are located at the same address as our corporate office.

We lease the facilities in Bankstown Aerodrome, NSW 2198, Australia. The current lease commenced on May 19, 2026. The monthly lease payment is AUD 62,831,   with goods and services tax, and is subject to an annual escalation rate of 3.5%.

Our Employees

As of June 30, 2026, we have a total of 18 employees and all of them are full-time employees—4 employees serve as management, 6 employees serve as sales and marketing, 5 employees serve as warehouse management, and 2 employees serve as procurement and logistics and 1 employee serves as our 2D/3D designer. Except for 2 employees, all of our employees and contractors are located in Sydney, Australia. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

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

Overview and Strategic Restructuring

During the fiscal year ended June 30, 2026, the Company commenced a comprehensive strategic restructuring aimed at reallocating operational resources and strategic priorities toward long-term technology-driven growth. As part of this transition, the Company shifted its primary focus from its traditional gym equipment business toward artificial intelligence (AI) and robotics initiatives. In tandem with this operational pivot, the Company expanded its treasury and strategic investment activities to include digital assets, comprising select cryptocurrencies and stable coins.

These restructuring activities and strategic realignments significantly impacted our financial performance and operating results for the current fiscal year, resulting in non-recurring transition costs, changes in revenue composition, and elevated earnings volatility tied to foreign exchange and asset valuations. Notwithstanding the short-term financial headwinds and transitional pressure on current-year profitability, management remains confident in the Company’s strategic direction. Management believes these initiatives position the Company to capture high-growth market opportunities in AI and robotics while enhancing long-term shareholder value.

Recent Developments

Share Consolidation in September 2026

On September 2, as approved and authorized by the board, the Company (A) created a new Class C ordinary shares of the Company of par value $0.8064 per share; and (B) implemented a share consolidation of the Company of (i) its issued and unissued existing Class A ordinary shares, par value of $0.8064 per share, at a ratio of 1-for-9, with a post-share consolidation par value of $7.2576 (Consolidated Class A Ordinary Shares), (ii) its issued and unissued existing Class B ordinary shares, par value of $0.8064, at a ratio of 1-for-9, with a post-share consolidation par value of $7.2576 (Consolidated Class B Ordinary Shares) and (iii) its issued and unissued existing Class C ordinary shares, par value of $0.8064 per share, at a ratio of 1-for-9, with a post-share consolidation par value of $7.2576 (Consolidated Class C Ordinary Shares), effective on September 28, 2026. Immediately following the September Share Consolidation, we reduced the par value of all of the issued and unissued Consolidated Class A Ordinary Shares, Consolidated Class B Ordinary Shares and Consolidated Class C Ordinary Shares from US$7.2576 par value each to US$0.000001 par value each. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Share Consolidation without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the share consolidation.

Share Purchase Agreement in July 2026

On July 28, 2026, we entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Alpha Meta AI Pte. Ltd., a Singapore company (“Issuer”), and MetaGen AI Limited and principal shareholder of Issuer (“MetaGen”). Issuer conducts its MediaMeta business through mediameta.ai and related business units (“MediaMeta”), which are focused on social-intelligence artificial intelligence, human-behavioral modeling and social world models. Pursuant to the Share Purchase Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Issuer agreed to issue to the Company equity interests representing 30% of Issuer’s issued and outstanding equity interests on a fully diluted, after-issued basis (the “Initial Acquisition”).

The Share Purchase Agreement grants the Company an irrevocable option, exercisable at any time during the 24-month period following the closing of the Initial Acquisition, to acquire additional equity interests in Issuer that, if exercised in full, would permit the Company to obtain a controlling equity interest in Issuer. The purchase price for any additional interests will be based on Issuer’s adjusted equity valuation and generally will be payable in the same 60% cash and 40% share proportion as the initial purchase price, unless the parties otherwise agree. The option is subject to the performance conditions, required approvals, post-closing due diligence and other requirements set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, the Company and Issuer will enter into an Exclusive Technology License Agreement pursuant to which Issuer will grant the Company and its present and future subsidiaries a perpetual, worldwide, exclusive, transferable, sublicensable, fully paid-up and royalty-free license to access, use, modify, develop, integrate, distribute, commercialize and otherwise exploit specified intellectual property, software, artificial intelligence systems, models, datasets, robotics-related data and other technology used in or relating to MediaMeta’s business, including specified technology developed, modified, enhanced or improved after the effective date. Issuer will retain ownership of the licensed technology, subject to the Company’s licensed rights.

Appointment of New Officer in July 2026

On July 1, 2026, we appointed Brian Hartzband as President of U.S. Operations. In this role, Mr. Hartzband will lead the Company’s U.S. growth strategy, overseeing commercial operations, strategic partnerships, customer development and market expansion as GMEX Robotics seeks to accelerate   the deployment of its autonomous robotics platform across North America. See Item 6. Directors, Senior Management and Employees.

Share Consolidation in July 2026

On July 2, 2026, as approved and authorized by our board on June 7, 2026, we implemented a share consolidation of (i) its issued and unissued existing Class A ordinary shares, par value of $0.0896 per share, at a ratio of 1-for-9, with a post-share consolidation par value of $0.8064, and (ii) its issued and unissued existing Class B ordinary shares, par value of $0.0896, at a ratio of 1-for-9, with a post-share consolidation par value of $0.8064, effective on July 2, 2026. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Share Consolidation without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the share consolidation.

Investment in MetaGen AI Limited

On July 28, 2026, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Alpha Meta AI Pte. Ltd., a Singapore company (“Issuer”), and MetaGen AI Limited, a British Virgin Islands company and principal shareholder of Issuer (“MetaGen”). Issuer conducts its MediaMeta business through mediameta.ai and related business units (“MediaMeta”), which are focused on social-intelligence artificial intelligence, human-behavioral modeling and social world models. Pursuant to the Share Purchase Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Issuer agreed to issue to the Company equity interests representing 30% of Issuer’s issued and outstanding equity interests on a fully diluted, after-issued basis (the “Initial Acquisition”). The initial purchase price will equal 30% of Issuer’s adjusted equity valuation. The Share Purchase Agreement establishes a reference equity valuation of US$8.4 million, which would result in an initial purchase price of US$2.52 million absent adjustment. Before closing, the Company may propose a downward adjustment to the reference equity valuation if its continuing due diligence identifies specified material issues affecting the valuation. If the parties do not agree on an adjustment, the Company may proceed at the reference equity valuation, proceed at another valuation agreed in writing or terminate the Share Purchase Agreement. On October 14, 2026, the parties entered into a first amendment to the Share Purchase Agreement (the “First Amendment”) and simultaneously consummated the Initial Acquisition. The initial purchase price equaled 30% of Issuer’s adjusted equity valuation. The Share Purchase Agreement established a reference equity valuation of US$8.4 million, which resulted in an initial purchase price of US$2.52 million. The initial purchase price was originally payable 60% in cash and 40% in Class A ordinary shares of the Company (“Company Common Shares”). However, pursuant to the First Amendment, the consideration was revised to be 15% in cash and 85% in newly issued Class C ordinary shares of the Company (“Class C Ordinary Shares”). Each Class C Ordinary Share is convertible at the option of the holder into a number of Company Common Shares equal to the stated value of the Class C Ordinary Shares divided by the conversion price then in effect. The initial conversion price is equal to the Closing VWAP (as defined in the Share Purchase Agreement). The Class C Ordinary Shares and any Company Common Shares issued upon conversion thereof issued in the transaction are subject to a 24-month lockup. The Class C Ordinary Shares are being issued under a Section 4(a)(2) exemption from registration and any Company Common Shares issued upon conversion thereof shall be made under Section 3(a)(9) of the Securities Act of 1933, as amended.

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

Revenue

Our revenue consists of merchandise revenues, which accounted   for 100% of our total revenue for the fiscal year ended June 30, 2026.

Our merchandise revenue is driven by changes in the number of sales orders, and the average order value. Almost all our sales were sold to end users, and in most cases, we do not provide credits to them. Therefore, we receive payments from customers upfront for most of our sales. The sales volume of our merchandise revenues by sales orders has decreased by 3.2% in the fiscal year ended June 30, 2026, as compared to fiscal year ended June 30, 2025. This slight decrease was due to the economic slowdown caused by geopolitics tensions, which has an impact on the consumers’ confidence. Our average order value per sales order has increased by 11.5% in fiscal year ended June 30, 2026, as compared to fiscal year ended June 30, 2025, which is primarily due to the fact that management has strategically focused more on corporate clients this year which would generate a higher revenue per order on average.

Gross Profit

Gross profit is equal to revenue minus cost of goods sold. Cost of goods sold primarily includes inventory costs (third-party products purchase price, freight costs, custom duties, and other miscellaneous costs related to purchase). Our cost of goods sold accounted for 91.4% and 60.7% of our total revenue for the fiscal year ended June 30, 2026 and fiscal year ended June 30, 2025, respectively. Our gross profit margin has decreased 30.7% for the fiscal year ended June 30, 2026, as compared to the fiscal year ended June 30, 2025. This is because the cost of sales for the fiscal year ended June 30, 2026 includes a write-off allowance of consignment goods of $1,658,866, which is one-off in nature. If we disregard this allowance then the gross profit margin would be relatively stable as compared to the fiscal year ended June 30, 2025.

Operating Expenses

Our operating expenses consist of personnel expenses, consulting fees, licensing fees, general and administrative expenses, sales and marketing expenses, operating lease expenses, and depreciation expenses.

Our consulting fees expenses account for 57.3% and 11.9% of our revenue for the fiscal years ended June 30, 2026 and 2025, respectively. The increase in consulting fees expenses is mainly due to the new corporation finance projects and investments on digital assets during the fiscal year ended June 30, 2026.

Our personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment-related expenses. Personnel expenses were 24.1% and 23.0% of our revenues for the fiscal years ended June 30, 2026 and 2025, respectively. The Personnel Expenses for the fiscal year ended June 30, 2026 has increased compared to the previous fiscal year, mainly due to business expansion and salary adjustments to provide incentives to the staff. Our management always aims to hire the right people for each different task, and to maintain an effective and efficient operational team in the right size.

Our general and administrative expenses consist primarily of insurance, warehouse costs and other corporate expenses. General and administrative expenses account for 36.3% and 21.9% of our revenue for the fiscal years ended June 30, 2026 and 2025, respectively. The increase in general and administrative expenses mainly due to the patent fees of $0.6 million, plus the organic business expansion of the Company.

Our sales and marketing expenses consist primarily of advertising and marketing expenses on various online platforms. Sales and marketing expenses account for 9.7% and 8.0% of our revenues for the fiscal years ended June 30, 2026 and 2025, respectively, the increase is due to the marketing costs for internet search optimization and social media have increased due to market competitions.

Operating lease expense refers to the amortization of the finance lease for our office and warehouse. It accounts for 7.8% and 5.8% of revenue for the fiscal year ended June 30, 2026 and 2025 respectively. The absolute amounts were $434,880 and $303,869 for the fiscal years ended June 30, 2026 and 2025, respectively. The increase is mainly due to the expiration of the previous rental agreement, and we have moved to a new location with a bigger office size, and the rental cost pursuant to the new lease agreement is relatively higher.

Use of estimate

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

Significant accounting estimates and assumptions are as follows:

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which losses can be used in the future. Additionally, GMEX Robotics Corporation and all its subsidiaries (collectively, “the Group”) recognize deferred taxes based on temporary differences determined from the tax base and the carrying amount of certain assets and liabilities, using the rates in force. Management’s significant professional judgment is required to determine the deferred income and social contribution tax assets to be recognized based on reasonable timing and future taxable profit level jointly with future tax planning strategies.

The Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments, as most leases do not provide an implicit rate.

The Company analyzed the convertible notes under ASC 815 and determined there were certain features not clearly and closely related to the host debt instrument. As such, the Company elected the fair value option   to fair value the convertible notes under the guidance in ASC 825.

The Company regularly assesses the impairment indicators of goodwill and intangible assets with indefinite useful lives. Determination of the recoverable amount of the cash-generating unit to which goodwill was attributed also includes the use of estimates and requires significant judgment by management.

The Company assesses the aggregate relative fair values of the warrants by using the Monte Carlo and Black-Scholes models, which to some extent, also requires judgement by management.

Results of Operations

Comparisons of the Fiscal Years Ended June 30, 2026 and 2025

The following table summarizes the results of our operations during the fiscal years ended June 30, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such years.

	For the Years Ended June 30,
	2026		2025		Variance
	$	% of revenue	$	% of revenue	$	%
REVENUE	5,609,615	100.0%	5,200,138	100.0%	409,477	7.9%
COST OF GOODS SOLD	(5,129,025)	-91.4%	(3,157,996)	-60.7%	(1,971,029)	62.4%
GROSS PROFIT	480,590	8.6%	2,042,142	39.3%	(1,561,552)	-76.5%

OPERATING EXPENSES
Consulting fees	3,214,453	57.3%	619,108	11.9%	2,595,345	419.2%
General and administrative expenses	2,038,392	36.3%	1,138,266	21.9%	900,126	79.1%
Personnel expenses	1,351,648	24.1%	1,195,958	23.0%	155,690	13.0%
Sales and marketing expenses	546,196	9.7%	416,596	8.0%	129,600	31.1%
Operating lease expense	434,880	7.8%	303,869	5.8%	131,011	43.1%
Licensing fees	1,086	0.0%	-	N/A	1,086	N/A
Depreciation expense	25,907	0.5%	9,467	0.2%	16,440	173.7%
Total operating expenses	7,612,562	135.7%	3,683,264	70.8%	3,929,298	106.7%

LOSS FROM OPERATION	(7,131,972)	-127.1%	(1,641,122)	-31.6%	(5,490,850)	334.6%

OTHER INCOME (EXPENSE)
Gain on change in fair value of derivative liability	66,754	1.2%	2,024,942	38.9%	(1,958,188)	-96.7%
Loss on extinguishment of warrants	-	N/A	(285,346)	-5.5%	285,346	-100.0%
Financing cost	(800,000)	-14.3%	(600,000)	-11.5%	(200,000)	33.3%
Unrealized loss on Investment in fund	(39,910)	-0.7%	-	N/A	(39,910)	N/A
Realized gain on investment	-	N/A	50,675	1.0%	(50,675)	-100.0%
Unrealized loss on change in fair value of digital assets	(2,819,151)	-50.3%	-	N/A	(2,819,151)	N/A
Realized loss on change in fair value of digital assets	(2,974,088)	-53.0%	-	N/A	(2,974,088)	N/A
Loss on extinguishment of debt	(4,818,933)	-85.9%	-	N/A	(4,818,933)	N/A
Gain on fair value of convertible notes	3,681,139	65.6%	-	N/A	3,681,139	N/A
Loss on issuance of derivate and common stock	(1,510,307)	-26.9%	-	N/A	(1,510,307)	N/A
Staking reward income	94,633	1.7%	-	N/A	94,633	N/A
Other income, net	8,753	0.2%	44	0.0%	8,709	19793.2%
Interest income	171,909	3.1%	215,586	4.1%	(43,677)	-20.3%
Interest expense	(1,204,645)	-21.5%	(114,006)	-2.2%	(1,090,639)	956. %
Total other income (expenses)	(10,143,846)	-180.8%	1,291,895	24.8%	(11,435,741)	-885.2%

INCOME BEFORE TAX	(17,275,818)	-308.0%	(349,227)	-6.7%	(16,926,591)	4846.9%

INCOME TAX EXPENSE (CREDIT)	-	N/A	333,497	6.4%	(333,497)	-100.0%

NET INCOME (LOSS)	(17,275,818)	-308.0%	(682,724)	-13.1%	(16,593,094)	2430.4%

EXTRAORDINARY ITEMS
Gain on change in fair value of derivative liability	(66,754)	-1.2%	(2,024,942)	-38.9%	(1,958,188)	-96.7%
Loss on extinguishment of warrants	-	N/A	285,346	5.5%	(285,346)	-100.0%
Consulting fees	3,214,453	57.3%	619,108	11.9%	2,595,345	419.2%
Consignment Goods Allowances	1,658,866	29.6%	-	N/A	1,658,866	N/A
Financing cost	800,000	14.3%	600,000	11.5%	200,000	33.3%
Unrealized loss on change in fair value of digital assets	2,819,151	50.3%	-	N/A	2,819,151	N/A
Realized loss on change in fair value of digital assets	2,974,088	53.0%	-	N/A	2,974,088	N/A
Loss on extinguishment of debt	4,818,933	85.9%	-	N/A	4,818,933	N/A
Gain on fair value of convertible notes	(3,681,139)	-65.6%	-	N/A	(3,618,139)	N/A
Loss on issuance of derivate and common stock	1,510,307	26.9%	-	N/A	1,510,307	N/A
Realized gain on investment	-	N/A	(50,675)	-1.0%	50,675	-100.0%

NORMALIZED NET LOSS	(3,227,913)	-57.5%	(1,253,887)	-24.1%	(1,974,026)	157.4%

	For the Years Ended June 30,
	2026		2025		Variance
	$	% of revenue	$	% of revenue	$	%

Merchandise revenue	5,609,615	100.0%	5,200,138	100.0%	409,477	7.9%
Total Revenue	5,609,615	100.0%	5,200,138	100.0%	409,477	7.9%

Revenues

We currently generate our revenue from one business activity which is merchandise revenue.

Revenues were $5,609,615 for the fiscal year ended June 30, 2026 and $5,200,138 for the fiscal year ended June 30, 2025, an increase of $409,477, or 7.9%. Revenues consist of merchandise revenues of $5,609,615, and $5,200,138 for the fiscal years ended June 30, 2026 and 2025 respectively.

Merchandise revenue

The merchandise revenue represents the sales of our various gym & fitness equipment and products. Merchandise revenue increased by 7.9% or $409,477 to $5,609,615 in fiscal year ended June 30, 2026 from $5,200,138 in fiscal year ended June 30, 2025. The increase in merchandise revenue was primarily attributable to the mixed results of the following: (i) a 3.2% decrease in sales order from 21,031 in fiscal year ended June 30, 2025 to 20,353 in the fiscal year ended June 30, 2026, this slight decrease was due to the economic slowdown caused by geopolitics tensions, which has an impact on the consumers’ confidence, and (ii) an increase of 11.5% in the average revenue per order from $247.26 in fiscal year ended June 30, 2025 to $275.62 in the fiscal year ended June 30, 2026, which is primarily due to management strategically focused more on corporate clients this year which would generate a higher revenue per order on average.

Cost of goods sold

Cost of goods sold were $5,129,025 for the fiscal year ended June 30, 2026, and $3,157,996 for the fiscal year ended June 30, 2025, an increase of 1,971,029, or 62.4%. Cost of goods sold consist primarily of the merchandise costs, the freight costs, and other related purchase costs like the custom duties.

Gross Profit

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Gross Profit	480,590	2,042,142	(1,561,552)	(76.5)%
Gross Profit Margin	8.6%	39.3%		(30.7)%

Gross profit was $480,590 for the fiscal year ended June 30, 2026, and $2,042,142 for the fiscal year ended June 30, 2025, a   decrease of $1,561,552, or 76.5%. The gross profit margin decreased by 30.7%. Our gross profit margin has decreased 30.7% for the fiscal year ended June 30, 2026, as compared to the fiscal year ended June 30, 2025. This is because the cost of sales for the fiscal year ended June 30, 2026 includes a write-off allowance of consignment goods of $1,658,866, which is one-off in nature. If we disregard this allowance then the gross profit margin would be relatively stable as compared to the fiscal year ended June 30, 2025.

Consulting fees

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Consulting fees	3,214,453	619,108	2,595,345	419.2%
as percentage of revenue	57.3%	11.9%		45.4%

The management has undertaken several corporation finance projects and invested on digital assets during the fiscal year ended June 30, 2026. As a result, the Company has incurred $3,214,453 of consulting fees in the fiscal year ended June 30, 2026, as compared to $619,108 in the fiscal year ended June 30, 2025. These consulting fees are considered as one-off in nature and may not be recurring in future years.

General and Administrative Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
General and administrative expenses	2,038,392	1,138,266	900,126	79.1%
as percentage of revenue	36.3%	21.9%		14.4%

General and administrative expenses were $2,038,392 for the fiscal year ended June 30, 2026 and $1,138,266 for the fiscal year ended June 30, 2025, an increase of $900,126, or 79.1%. General and administrative expenses consist primarily of insurance, warehouse costs and other corporate expenses. The increase in general and administrative expenses are mainly due to the patent fees of $0.6 million, plus the organic business expansion of the Company.

Personnel Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Personnel expenses	1,351,648	1,195,958	155,690	13.0%
as percentage of revenue	24.1%	23.0%		1.1%

Personnel expenses were $1,351,648 for the fiscal year ended June 30, 2026, and $1,195,958 for the fiscal year ended June 30, 2025, an increase of $155,690, or 13.0%. Personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment expenses. The Personnel Expenses for the fiscal year ended June 30, 2026 has increased compared to the previous fiscal year, mainly due to business expansion and salary adjustments to provide incentives to the staff. Our management always aims to hire the right people for each different tasks, and to maintain an effective and efficient operational team in the right size.

Sales and Marketing Expenses

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Sales and marketing expenses	546,196	416,596	129,600	31.1%
as percentage of revenue	9.7%	8.0%		1.7%

Sales and marketing expenses were $546,196 for the fiscal year ended June 30, 2026, and $416,596 for the fiscal year ended June 30, 2025, an increase of $129,600, or 31.1%. Sales and marketing expenses consisted primarily of advertising and marketing expenses on various online platforms. The increase is due to the marketing costs for internet search optimization and social media have increased due to market competitions.

Operating lease expense

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Operating lease expense	434,880	303,869	131,011	43.1%
as percentage of revenue	7.8%	5.8%		2.0%

Amortization of right of use asset refers to the amortization of the finance lease for our office and warehouse. It accounts for 7.8% and 5.8% of revenue for the fiscal years ended June 30, 2026 and 2025, respectively. The absolute amount is $434,880 and $303,869 for the fiscal years ended June 30, 2026 and 2025, respectively. The increase is mainly due to the expiration of the previous rental agreement, and we have moved to a new location with a bigger office size, and the rental cost pursuant to the new lease agreement is relatively higher.

Depreciation expense

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Depreciation expense	25,907	9,467	16,440	173.7%
as percentage of revenue	0.5%	0.2%		0.3%

Depreciation expense was $25,907 and $9,467 for the fiscal years ended June 30, 2026 and 2025, respectively. The increase in depreciation is mainly because we have purchased some new fixed assets after relocated to a new office.

Loss from Operations

The Company had loss from operations of $7,131,972 for the fiscal year ended June 30, 2026, and $1,641,122 for the fiscal year ended June 30, 2025, an increase in losses of $5,490,850. The increase in loss was a result of the total revenues has remained relatively stable while the operating expenses have surged significantly   as explained above.

Gain on change in fair value of derivative liability

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Gain on change in fair value of derivative liability	66,754	2,024,942	(1,958,188)	(96.7)%
as percentage of revenue	1.2%	38.9%		(37.7)%

The holders of all the aforesaid private warrants have exercised these warrants during the fiscal year ended June 30, 2026, and there was a total gain on change in fair value derivative liability of $66,754 being recognized when these warrants were exercised.

Financing cost

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Financing cost	800,000	600,000	200,000	33.3%
as percentage of revenue	10.7%	11.5%		(0.8)%

The financing cost include the consulting fee that is amortized and the placement agent fee which are incurred due to the corporate financing project and are not related to the daily operations of the Company. The financing cost has increased $200,000 in the fiscal year ended June 30, 2026 as compare to the the fiscal year ended June 30, 2025, because there was a placement agent fee of $200,000 incurred in the fiscal year ended June 30, 2026 for an equity financing project.

Unrealized loss on investment in fund

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Unrealized loss on investment in fund	(39,910)	-	(39,910)	N/A	%
as percentage of revenue	(0.7)%	0.0%		(0.7)%

In the fiscal year June 30, 2026, the Company had invested in a fund for corporate treasury purposes, and that fund invested in corporate bonds. As of June 30, 2026, that fund value has dropped slightly which has created a loss of $39,910 for the fiscal year ended June 30, 2026.

Realized gain on investment

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Realized gain on investment	-	50,675	(50,675)	(100.0)%
as percentage of revenue	-%	1.0%		(1.0)%

The Company had purchased some securities on the Hong Kong stock exchange for investment purpose in the fiscal year June 30, 2022. These securities were eventually sold in the fiscal year ended June 30, 2025. The realized gain on investment was attributable to the gain generated in the disposal on the aforesaid securities.

Unrealized loss on change in fair value of digital assets

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Unrealized loss on change in fair value of digital assets	(2,819,151)	-	(2,819,151)	N/A	%
as percentage of revenue	(50.3)%	0.0%		(50.3)%

The Company has invested in digital assets which include cryptocurrencies and stablecoins in the fiscal year ended June 30, 2026. The value of these digital assets has dropped since they were acquired, thus created an unrealized loss on change in fair value of $2,819,151.

Realized loss on change in fair value of digital assets

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Realized loss on change in fair value of digital assets	(2,974,088)	-	(2,974,088)	N/A	%
as percentage of revenue	(53.0)%	0.0%		(53.0)%

The Company has invested in digital assets which include cryptocurrencies and stablecoins in the fiscal year ended June 30, 2026. The Company has sold some of these digital assets during the fiscal year ended June 30, 2026. Due to the value of these digital assets having dropped since they were acquired, thus created a realized loss on change in fair value of $2,974,088.

Loss on extinguishment of debt

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Loss on extinguishment of debt	(4,818,933)	-	(4,818,933)	N/A	%
as percentage of revenue	(85.9)%	0.0%		(85.9)%

On May 27, 2026, the Company entered into an exchange agreement with an institutional investor who is the note holder of its Series C Senior Secured Convertible Note issued on November 7, 2025 pursuant to a Securities Purchase Agreement, dated as of November 6, 2025, between the Company and the note holder. The Exchange Agreement provides, among other things, for the note holder to exchange the remaining balance of the Notes for a new series of senior secured convertible notes of the Company (the “Series D Notes”). The exchange of the Series C Notes into Series D Notes, has generated an one-off loss of $4,818,933 to the Company in the fiscal year ended June 30, 2026.

Gain on fair value of convertible notes

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Gain on fair value of convertible notes	3,681,139	-	3,681,139	N/A	%
as percentage of revenue	65.6%	0.0%		65.6%

The Company had issued several series of convertible notes in the fiscal year ended June 30, 2026. As of June 30, 2026, the fair value of the convertible notes has changed which results in a gain of $3,681,139 for the fiscal year ended June 30, 2026.

Loss on issuance of derivative and common stock

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Loss on issuance of derivative and common stock	(1,510,307)	-	(1,510,307)	N/A	%
as percentage of revenue	-26.9%	0.0%		-26.9%

On June 8, 2026, the Company entered into a Securities Purchase Agreement with certain accredited investors, pursuant to which the Company agreed to issue, in a private placement, an aggregate of 23,093 Class A ordinary shares, and private warrants to purchase an aggregate of 46,187 Class A ordinary shares of the Company for an aggregate purchase price of $2,000,000, before deducting placement agent fees and other offering expenses payable by the Company. The issuing of the aforesaid shares and private warrants had generated a loss to the Company of $1,510,307 for the fiscal year ended June 30, 2026.

Staking reward income

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Staking reward income	94,633	-	94,633	N/A	%
as percentage of revenue	1.7%	0.0%		1.7%

The Company has invested in digital assets which include cryptocurrencies and stablecoins in the fiscal year ended June 30, 2026. The Company staked certain cryptocurrency holdings to generate additional cryptocurrency rewards and recognized the resulting staking income of $94,633 for the fiscal year ended June 30, 2026.

Other Income and other expense, net

Other income was $8,753 for the fiscal year ended June 30, 2026 which was mainly referring to gain generated from the fund investment. For the fiscal year ended June 30, 2025, there was a net other income of $44, which was mainly referring to return of bank charges.

Interest Income

Interest income was $171,909 for the fiscal year ended June 30, 2026 and $215,586 for the fiscal year ended June 30, 2025. The interest income is mainly attributed to the interest generated from the note receivables.

Interest Expense

Interest expense was $1,204,645 for the fiscal year ended June 30, 2026 and $114,006 for the fiscal year ended June 30, 2025, an increase of $1,090,639, or 956.7%. The increase was mainly due to the interest expense in fiscal year ended June 30, 2026 included the interest expenses of the convertible notes of $1,084,734, which did not exist in the fiscal year ended June 30, 2025.

Income tax expense

	For the Years Ended June 30,		Change
(in US dollars, except percentage)	2026	2025	Amount	%
Income tax expense	-	333,497	(333,497)	(100)%
effective tax rate	-%	(95.5)%		(95.5)%

Income tax expense was nil for the fiscal year ended June 30, 2026 and income tax credit was $333,497 for the fiscal year ended June 30, 2025, a decrease of $333,497, or 100%. The decrease was mainly because there was a valuation allowance for deferred tax asset of $388,969 in the fiscal year June 30, 2025. The effective tax rate has decreased from -95.5% for the fiscal year ended June 30, 2025 to nil for the fiscal year ended June 30, 2026. The applicable corporate tax rate in Australia was 25% for the fiscal year ended June 30, 2026 and 2025. The Company does not recognize any income tax expenses due to the Company being in a loss position in the fiscal year ended June 30, 2026.

Net loss and comprehensive loss

Net loss was $17,275,818 and $682,724 for the fiscal years ended June 30, 2026 and 2025 respectively, an increase of $16,593,094, or 2,430.4%.

Comprehensive loss was $17,374,242 for the fiscal year ended June 30, 2026 and $679,206 for the fiscal year ended June 30, 2025, a difference of $16,695,036.

The increase in both net loss and comprehensive loss, were a result of increase   in operating expenses and other expenses, in the fiscal year of June 30, 2026.

Normalized Loss

For the fiscal year ended June 30, 2026, the extraordinary items include Consulting fees of $3,214,453, Consignment goods allowances of $1,658,866, Gain on change in fair value of derivative liability of $66,754, Financing cost of $800,000, Unrealized loss on change in fair value of digital assets of $2,819,151, Realized loss on change in fair value of digital assets of $2,974,088, Loss on extinguishment of debt of $4,818,933 and Gain on fair value of convertible notes of $3,681,139, and Loss on issuance of derivative and common stock of $1,510,307. If we take out the effect of these extraordinary items, the normalized net loss would be $3,227,913 for the fiscal year ended June 30, 2026, an increase in losses of $1,974,026 or 157.4% as compared to the fiscal year ended June 30, 2025.

For the fiscal year ended June 30, 2025, the extraordinary items include Change in fair value of derivative liability of $2,024,942, Loss on extinguishment of warrants of $285,346, Consulting fees of $619,108, financing cost of $600,000, and a realized gain on investment of $50,675. If we take out the effect of these extraordinary items, the normalized net loss would be $1,253,887 for the fiscal year ended June 30, 2025, a decrease in losses of $1,165,435 or 48.2% as compared to the fiscal year ended June 30, 2024.

Current Liquidity and Capital Resources for the fiscal year ended June 30, 2026   compared to fiscal year ended June 30, 2025

	2026	2025
Summary of Cash Flows:
Net cash used in operating activities	$(8,544,595)	$(1,016,390)
Net cash provided by (used in) investing activities	(50,598,439)	175,638
Net cash provided by financing activities	71,269,664	2,789,042
Foreign currency translation	(98,424)	3,518
Net change in cash and cash equivalents	12,028,206	1,951,808
Beginning cash and cash equivalents	2,890,822	939,014
Ending cash and cash equivalents	$14,919,028	$2,890,822

Operating Activities

Cash used in operating activities of $8,544,595 during the year ended June 30, 2026 was primarily a result of our net loss of $17,275,818 reconciled with our changes in operating assets and liabilities, which include primarily (i) a gain on fair value of convertible notes of $3,681,139; (ii) increase   in deposits and other current assets of $3,429,540 which mainly due to an acquisition deposit paid of $2,060,000 and prepaid consulting fees and insurance costs of $994,748;   (iii) gain on change in fair value of derivative liability of $66,754 which refers to the private warrants issued in June 2026; (iv) a increase   in operating lease liability of $304,862 due to the rental of office; (v) a decrease of income tax payable of $196,587 due to tax payment; partially offset by (vi) a realized loss on the change in fair value of digital assets of $2,974,088; (vii) an unrealized loss on change in fair value of digital assets of   $2,819,151; (viii) consignment stock allowance expenses of $1,658,866; (ix) share based compensation of $1,344,663; (x) a decrease in prepaid offering costs of $600,000; which is a non-cash amortization during the fiscal year ended June 30, 2025; (xi) amortisation of right of use assets of $434,880; (xii) increase in accounts payable and accrued expenses of $348,560 due to the increase in inventory procurement; (xiii) increase of deferred revenue of $178,354 which represents the up-front payments which we have received from the customers, but the relocation of our office has delayed some of our shipments to our customers prior to the fiscal year ended June 30, 2026.

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

Investing Activities

The cash used in investing activities for the fiscal year ended June 30, 2026, of $50,598,439 is the combination effect of an investment in fund of $7,969,910, a purchase of fixed assets of $315,294, an investment in digital assets of $58,565,000, proceeds from sales of digital assets of $16,254,989.

The cash provided by investing activities for the fiscal year ended June 30, 2025, was attributed to the sales proceeds generated from the disposal of investments.

Financing Activities

Net cash provided by financing activities was $71,269,664 for the fiscal year ended June 30, 2026, versus net cash from financing activities of $2,789,042 for the fiscal year ended June 30, 2025.

The net cash from financing activities for the fiscal year ended June 30, 2026 includes mainly the funds raised in convertible notes of $63,945,000, the funds raised in new shares issue of $8,042,737, funds raised in note payable, net of $329,985, partially offset by dividend declared of $1,038,027.

The net cash from financing activities for the fiscal year ended June 30, 2025 includes the fund raised in the Registered Direct Offering of $3,496,303, the net proceeds raised in note payables of $212,679, and partially offset by repurchase of warrants of $896,415, and net activity due to related parties of $23,525.

Future Capital Requirements

Our capital requirements for the fiscal year ending June 30, 2027 and beyond, will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur substantial expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

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

Name	Age	Position(s)
Yinying Lu	45	Chief Executive Officer and Director
Chun Wai Edwin Tam	45	Chief Financial Officer
Jieting Zhao	47	Director
Jun Wu	41	Independent Director
Lawrence W. Leighton	92	Independent Director
Daniel J. Ross	58	Independent Director
Brian Hartzband	41	President of U.S. Operations

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

Lawrence W. Leighton has served as an independent director since August 2023. Mr. Leighton is an experienced investment banker with a strong background in international finance and mergers and acquisitions. He has represented many major international companies throughout his career, including Pernod Ricard SA (ENXTPA:RI), and Verizon Communications Inc. (NYSE: VZ). He joined Bentley in 1997 as a Managing Director. Starting in 1989 he was President and Chief Executive Officer of UI USA, the US subsidiary of Union d’Ètudes et d’Investissements, the merchant banking arm of Crédit Agricole SA (ENXTPA:ACA), the largest bank in France. Mr. Leighton joined Chase Investment Bank in 1982 as a Managing Director, where he focused on cross-border mergers. Previously, he was a Limited Partner at Bear, Sterns & Co., also focusing on international mergers and acquisitions. Starting in 1974, he was with Norton Simon as the Director of Strategic Planning/Mergers & Acquisitions, where he was responsible for several significant acquisitions for that company, including Avis Rent-A-Car. Before Norton Simon, Mr. Leighton was with Clark, Dodge & Co. where he became Co-Head of the Corporate Finance Department. He began his extensive investment banking career at Kuhn, Loeb & Co. Mr. Leighton is on the Board of Trustees of the Gillen Brewer School and is a Director Emeritus of the Waterford Institute and the Princeton Club of New York. He received his B.S.E. degree from Princeton University and an M.B.A. from Harvard Business School. Due to his strong experience in investment banking, mergers and acquisitions, and international finance, we believe Mr. Leighton is well-qualified to serve as a director

Daniel J. Ross has served as an independent director since August 2023. Mr. Ross brings nearly 30 years of experience in legal transactions and legal compliance. Since May 2026, he has served as General Counsel to Vera Bradley, Inc. (Nasdaq: VRA), overseeing all legal and legal compliance matters for the specialty retailer. From December 2018 until May 2026, he has served as General Counsel to Tandy Leather Factory, Inc. (Nasdaq: TLF). Since September 2015, he has also provided freelance legal services to companies in a variety of industries. From March 2001 to August 2015, Mr. Ross served as in-house counsel to Coach, Inc., most recently as Senior VP and Deputy General Counsel. Mr. Ross holds a JD degree from the University of Chicago Law School and a B.A. from Yale University.

Brian Hartzband Brian Hartzband serves as President of U.S. Operations for GMEX Robotics Corporation, where he oversees North American strategy, commercial execution, and enterprise partnerships across industries adopting autonomous robotics. Prior to joining GMEX Robotics, Mr. Hartzband supported enterprise and public-sector modernization initiatives at TEKsystems from 2022 to 2026, working with senior technology and operations leaders on workforce strategy and digital transformation programs. From 2016 to 2022, he co-founded and led U.S. operations for an international consumer products company, expanding distribution into major retail channels including Walmart, Home Depot, and Wayfair while overseeing product development, supply chain, and commercial growth. Earlier in his career, he spent more than a decade in financial services, holding advisory roles at UBS Financial Services, Merrill Lynch, and Bear Stearns, where he supported capital planning and provided guidance to high-net-worth clients and institutional investors. From March 2021 to August 2024, Mr. Hartzband also served as an Independent Director of TenX Keane Acquisition (Nasdaq: TENK), which completed its business combination with Citius Oncology Inc. (Nasdaq: CTOR) in August 2024.

Family Relationships

No family relationship exists between any of our directors and executive officers.

6B. Compensation

The following table sets forth certain information with respect to compensation for the year ended June 30, 2026 earned by or paid to our principal executive officer, our principal financial officer, and our other most highly compensated executive officers (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Deferred Compensation Earnings	Other	Total ($)
Yinying Lu, CEO	2026	119,938	-	-	-	-	-	119,938

Chun Wai Edwin Tam, CFO (appointed on June 16, 2025)	2026	119,938	-	-	-	-	-	119,938

For the fiscal year ended June 30, 2025, Ms. Lu was compensated $85,225 in salary and $12,229 in annuities, pensions and retirement benefits for services as a director of GD. For the fiscal year ended June 30, 2026, Ms. Lu was compensated $106,842 in salary and $13,096 in annuities, pensions and retirement benefits for services as a director of GD  .

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

For the fiscal years ended June 30, 2026 and 2025, apart from a $40,000 and $65,310 compensation granted to our executive director Ms. Jieting Zhao, we did not compensate any other executive directors for their services other than reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

Equity Compensation Plan Information

On September 1, 2025, our board of director adopted a 2025 equity incentive plan (the “Plan”). The Plan provides for the grant of options, restricted shares and restricted share units, which are referred to collectively as awards. Up to 64 ordinary shares may be granted as awards under the Plan.

The following paragraphs describe the principal terms of the Plan.

Administration

The Plan is administered by the board of directors, the compensation committee, or any subcommittee thereof to whom such directors or the compensation committee shall delegate the power to administer the plan. The plan administrator is authorized to interpret the plan and to determine the provisions of each award.

Change of Control

In the event of a change in control or another transaction having a similar effect, then the plan administrator may, in its sole discretion, adjust the number of ordinary shares subject to the awards then held by a participant in the Plan as needed to prevent dilution or enlargement of the participant’s rights that otherwise would result from such event. The plan administrator may also, in its sole direction, provide in substitution for the participant’s awards such alternative consideration as it may determine to be equitable in the circumstances. A “change of control” under the Plan is defined as: (i) any person or related group (other than the Company, its subsidiaries, their employee benefit plans, or pre-existing controlling/commonly controlled persons) acquires beneficial ownership of more than 50% of the Company’s post-transaction voting power, excluding a registered public offering and qualifying transactions under clause (c); (ii) during any two-year period, the directors serving at the beginning of that period, together with properly approved successor directors, cease to constitute a majority of the Board; or (iii) the Company completes a merger, consolidation, reorganization, business combination, sale of all or substantially all assets, or acquisition transaction, unless the pre-transaction shareholders retain at least a majority of the voting power of the surviving or successor entity immediately afterward and no person or group beneficially owns 50% or more of that successor entity’s voting power solely by virtue of holdings carried over from the Company.

Term

Unless terminated earlier, the Plan will terminate on August 31, 2035. Awards made under the plan on or prior to the date of its termination will continue in effect subject to the terms of the plan and the award.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2026, we had no outstanding equity awards.

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

Terms of Directors and Executive Officers

Our directors may be elected by resolution of the shareholders or resolution of directors for such term as the shareholders or directors determine. Each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.   All of our executive officers are appointed by and serve at the discretion of our board of directors.

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

Foreign Private Issuer Exemption

As a BVI business company listed on the Nasdaq Capital Market, we are subject to Nasdaq corporate governance listing standards. However, Rule 5615(a)(3) of the Listing Rules of the Nasdaq Stock Market (the “Nasdaq Rules”) permits foreign private issuers like us to follow certain home country corporate governance practices in lieu of certain provisions of the Rule 5600 Series of the Nasdaq Rules. A foreign private issuer that elects to follow a home country practice instead of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by it.

Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

● Voting Rights Structure. Rule 5640 of the Nasdaq Rules prohibits the voting rights of existing shareholders of publicly traded shares from being disparately reduced or restricted through any corporate action or issuance, including the issuance of super-voting stock. In this regard we have elected to adopt the practices of our home country, the British Virgin Islands, which permits us to adopt a dual class share capital structure comprised of Class A Ordinary Shares with one vote per share and Class B Ordinary Shares with thirty votes per share, as stipulated in our fifth amended and restated memorandum and articles of association.

● Annual Meetings of Shareholders. Rule 5620 of the Nasdaq Rules requires a company listing common stock or voting preferred stock to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. In this regard we have elected to adopt the practices of our home country, the British Virgin Islands, which does not require us to hold annual meetings of shareholders unless otherwise specified in our memorandum and articles of association. Our fifth amended and restated memorandum and articles of association provides that the Company may, but shall not (unless required by the applicable Nasdaq listing rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the articles of association.

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

Duties of Directors

Under BVI law, the directors owe fiduciary duties at both common law and under statute, including a statutory duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the Companies Act.

6D. Employees

As of June 30, 2026, we have a total of 18 employees and all of them are full-time employees—4 employees serve as management, 6 employees serve as sales and marketing, 5 employees serve as warehouse management, and 2 employees serve as procurement and logistics and 1 employee serves as our 2D/3D designer. Except for 2 employees, all of our employees and contractors are located in Sydney, Australia. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6E. Share ownership

The following table sets forth information with respect to beneficial ownership of our Ordinary Shares as of October 31, 2026:

●	Each person who is known by us to beneficially own more than 5% of our outstanding Ordinary Shares;

●	Each of our director, director nominees and named executive officers; and

●	All directors and named executive officers as a group.

As of the date of this annual report, the Company is authorized to issue 1,407,472,426 shares of US$0.000001 par value each divided into 940,677,978 class A ordinary shares of US$0.000001 par value each, 266,794,448 class B ordinary shares of US$0.000001 par value each and 200,000,000 class C ordinary shares of US$0.000001 par value each. The number and percentage of Ordinary Shares beneficially owned are 1,580,221 Ordinary Shares issued and outstanding as of October 31, 2026. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each beneficial owner is in the care of the Company at 5 Starkie Drive, Bankstown Aerodrome, NSW 2198, Australia. As of the date of this annual report, we have three shareholders of record.

	Class A Ordinary Shares Beneficially Owned		Class B Ordinary Shares Beneficially Owned		Percentage of Votes Held
	Number	Percent	Number	Percent	Percent
Directors and Executive Officers:
YinYing Lu	-	-%	-	-%	-%
Chun Wai Edwin Tam	-	-%	-	-%	-%
Jieting Zhao(1)	-	-%	89	100%	0.17%
Lawrence W. Leighton	-	-%	-	-%	-%
Jun Wu	-	-%	-	-%	-%
Daniel J. Ross	-	-%	-	-%	-%
All directors and executive officers as a group (6 people)	-	-%	89	100%	0.17%
5% Shareholders:
SKMA Capital and Investment Ltd.(1)	-	-	89	100%	0.17%

(1)	These Ordinary Shares are held by SKMA Capital and Investment Ltd, a company incorporated under the laws of the British Virgin Islands (“SKMA”). Since Jieting Zhao is the 100% owner of SKMA, she is deemed as the beneficial owner of these securities.

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

Ansa Group Limited (“Ansa”) has provided short term financings to our operating subsidiary GD occasionally. The outstanding balances were $18,290 as at June 30, 2026.

On December 17, 2025, as approved by our shareholders at the extraordinary shareholder meeting held on December 12, 2025, we completed the repurchase of 89 Class A ordinary shares, par value of $7.2576 each at that moment of time, from SKMA Capital and Investment Ltd. (“SKMA”) and, in consideration of such repurchase, issued new Class B ordinary share, par value of $7.2576 per share at that moment of time, to SKMA.

7C. Interests of experts and counsels

Not applicable.

Item 8. Financial Information

8A. Consolidated statements and other financial information

We have appended consolidated financial statements filed as part of this annual report.

8B. Significant changes

No significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

Item 9. The Offer and Listing

9A. Offer and Listing Details

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GMEX,” and began trading on August 8, 2023.

9B. Plan of Distribution

Not applicable.

9C. Markets

See our disclosures above under “9.A. Offer and Listing Details.”

9D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9F. Expenses of the Issue

Not applicable.

Item 10. Additional Information.

10A. Share Capital

Not applicable.

10B. Description of share capital

The following description of our share capital and certain provisions of the fifth amended and restated memorandum and articles of association of the Company as adopted by resolution of directors passed on September 2, 2026 and filed on September 2, 2026, which is exhibited to this annual report (the “Memorandum” and “Articles”) are summaries and do not purport to be complete. Reference is made to the Memorandum and Articles filed as an exhibit to this annual report.

We were redomiciliated to the British Virgin Islands as a BVI business company with limited liability under the BVI Business Companies Act, as amended (which is referred to in this section as the “BVI Act”).

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their shares.

As of the date of this annual report, the Company is authorised to issue a maximum of 1,407,472,426 shares of US$0.000001 par value each divided into: 940,677,978 class A ordinary shares of US$0.000001 par value each; 266,794,448 class B ordinary shares of US$0.000001 par value each; and 200,000,000 class C ordinary shares of US$0.000001 par value each. Subject to the provisions of these Articles and, where applicable, the Nasdaq listing rules on which any shares or other securities are listed (if so listed), the unissued shares of the Company shall be at the disposal of the directors and shares and other securities may be issued and option to acquire shares or other securities may be granted at such times, to such eligible persons, for such consideration and on such terms as the directors may by resolution of directors determine.

Listing

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “GMEX”

Transfer Agent and Registrar

The transfer agent and registrar for the shares of the Company is Vstock Transfer, LLC.

Dividends

The holders of our shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. The memorandum and articles of association provide that the directors may, by resolution of directors, authorize and declare a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to satisfy its debts as they fall due in the ordinary course of business.

No conversion rights:

(a)	Class A Ordinary Shares may not be converted into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.
(b)	Class B Ordinary Shares may not be converted into Class A Ordinary Shares or Class C Ordinary Share sunder any circumstances.
(c)	Class C Ordinary Shares may be converted into Class A Ordinary Shares at the option of the holder, at such time after issue and upon payment of such consideration (if any) in accordance with the terms of the relevant Class C Subscription Documents pursuant to which the relevant Class C Ordinary Shares were issued, into such Conversion Number of fully paid Class A Ordinary Shares calculated at the Conversion Rate.

Voting Rights

Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of shareholders’ meetings and to attend, speak and vote at such meetings, and shall, at all times, vote together as a single class on all matters submitted to a vote for shareholders’ consent. Each Class A Ordinary Share is entitled to one (1) vote, and each Class B Ordinary Share is entitled to thirty (30) votes on all matters subject to the vote at general meetings of the Company. A resolution put to the vote of the meeting shall be decided on a poll. Votes may be given either personally or by proxy. Holders of shares of Class C Ordinary Shares have no right to vote.

General Meetings

A quorum for a shareholders’ meeting consists of one or more shareholders present in person or by proxy holding shares that represent not less than 50 per cent of the votes of the shares entitled to vote at such general meeting. As a British Virgin Islands company, we are not obligated by the BVI Business Companies Act, as amended, to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings. The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles. Advance notice of at least seven clear calendar days is required for the convening of any of our general meetings.

Appointment of directors

Directors may be appointed by an ordinary resolution of our shareholders or by the directors of the Company.

Meetings of directors

At any meeting of directors, a quorum will be present if not less than one-half of the total number of directors are present; provided that if there are only two directors, the quorum shall be two. If there is a sole director, that director shall be a quorum. A person who holds office as an alternate director shall be counted in the quorum. A director who also acts as an alternate director shall be counted twice towards the quorum. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of Ordinary Shares

Subject to the Memorandum, certificated Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration. A member shall be entitled to transfer uncertificated shares by means of a relevant system and the operator of the relevant system shall act as agent of the Members for the purposes of the transfer of such uncertificated shares.

Where shares are listed on a Designated Stock Exchange, Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Designated Stock Exchange:

The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the Register of Member notwithstanding the absence of the instrument of transfer.

Subject to the Memorandum, the personal representative of a deceased Member may transfer a Share even though the personal representative is not a Member at the time of the transfer.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Business Companies Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders. On a liquidation, on winding up or other return of assets of the Company to shareholders (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis. Each Class A Ordinary Share and Class B Ordinary Share confers upon the Member (unless waived by such Member) he right to an equal share in the distribution to the holders of Ordinary Shares of the surplus assets of the Company on its liquidation.

Calls on Shares and Forfeiture of Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares. A written notice of call specifying the date for payment shall be served on the shareholder who defaults in making payment, naming a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment is to be made. If the requirements of the notice have not been complied with, the directors may forfeit and cancel the shares to which the notice relates.

Redemption and Purchase Shares

We may purchase, redeem or otherwise acquire and hold our own ordinary shares save that we may not purchase, redeem or otherwise acquire our own ordinary shares without the consent of the shareholders whose ordinary shares are to be purchased, redeemed or otherwise acquired unless we are permitted or required by the BVI Business Companies Act or any other provision in the Memorandum and Articles of Association to purchase, redeem or otherwise acquire the ordinary shares without such consent.

Variations of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class or series), may be varied either with the consent in writing of or by a resolution passed at a meeting by, the holders of more than 50 per cent of the issued shares of that class. Unless the terms on which a class of shares was issued state otherwise, the rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Share Capital

Subject to the BVI Business Companies Act (as amended), our shareholders may, by special resolution, reduce its share capital in any manner.

Inspection of Books and Records

Under the BVI Act, holders of our ordinary shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, as amended and restated from time to time; (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find Additional Information.”

Differences in Corporate Law

Set forth below is a summary of certain significant differences between the provisions of the BVI Business Companies Act (as amended) applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

Under the BVI Business Companies Act, two or more BVI companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of shareholders; or (b) the company received fair value for the transaction.

Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the British Virgin Islands, the British Virgin Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

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

Indemnification of Directors and Executive Officers and Limitation of Liability

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors, officers and any other person, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime.). Under our Memorandum and Articles of Association, we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

As a matter of British Virgin Islands law, the directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In exercising the powers of a director, the directors ensure neither they nor the company acts in a manner which contravenes the BVI Business Companies Act or our Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

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

The BVI Business Companies Act (as amended) does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the BVI Business Companies Act (as amended) but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

The BVI Business Companies Act (as amended) has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the BVI Business Companies Act (as amended) does not regulate transactions between a company and its significant shareholders, under British Virgin Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Under the BVI Business Companies Act (as amended) and our Articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if the Company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the British Virgin Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the BVI Business Companies Act (as amended) and our Articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied if one of the following applies:  (a) the shareholders holding not less than two thirds of the issued shares of that class consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the BVI Business Companies Act (as amended), our Articles may only be amended by special resolution of our shareholders.

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

Material Definitive Agreement in March 2026

On March 13, 2026, we entered into, and simultaneously consummated the initial closing transactions contemplated by, a Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which we agreed to sell, in one or more closings, up to an aggregate original principal amount of $2,000,000 (collectively, the “Series D Notes”), in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Private Placement”). Pursuant to the Purchase Agreement, we sold to the Buyer at the initial closing an aggregate of $250,000 of Series D Notes (the “Initial Series D Note”) and we may sell to the Buyer, subject to certain conditions contained in the Purchase Agreement, up to an additional $1,750,000 of Series D Notes (the “Additional Notes”) as to be mutually agreed between us and the Buyer. At any time after the issuance, the Buyer may convert the Initial Series D Note into Class A ordinary shares of the Company (“Ordinary Shares”) at an initial conversion price of $3.00 per share, subject to adjustment as set forth in the Initial Series D Notes (the “Conversion Price”). Interest will be payable monthly under the Series D Notes at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”). Interest will be payable on each Interest Date in Ordinary Shares (the “Interest Shares”) in an amount equal to the interest payable on such Interest Date divided by the Conversion Price then in effect, so long as there has been no Equity Conditions Failure (as defined in the Notes); provided however, that we may, at our option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares. The Series D Notes contain customary Events of Default (as defined therein) and the Interest Rate will increase to an annual rate of 13% upon the occurrence of an Event of Default. The Series D Notes will be due on the Maturity Date (as defined in the Series D Notes) unless earlier converted or repaid.

Purchase Agreements in March 2026

In March, 2026, we entered into a purchase agreement with a leading Australian food and beverage group (“FBG”) for the deployment of the Company’s intelligent culinary robotics systems, including its recently announced personal robotic chef - 2Fculinary AI, and the purchase order from this FBG. The AU$4.2 million agreement is with a well-established hospitality group operating multiple high-end restaurants and food service locations, including venues at major Australian airports. The purchase order covers a minimum of 50 Smart Digital Intelligence All-in-One Kitchen Robots, including the Company’s Bon Vivant 3.0 and Max models. This is the Company’s first commercial agreement with a restaurant group since launching its cooking robotics platform in December 2025 and rebranding as GMEX Robotics.

Exchange Agreements in May 2026

On May 27, 2026, we entered into an Exchange Agreement (the “Exchange Agreement”) with an institutional investor who is the holder of its Series C Senior Secured Convertible Note issued on November 7, 2025 (the “Notes”) pursuant to a Securities Purchase Agreement, dated as of November 6, 2025, between the Company and the Holder (the “SPA”). The Exchange Agreement provides, among other things, for the Holder to exchange (the “Exchange”) the remaining balance of the Notes for a new series of senior secured convertible notes of the Company (the “Series D Notes”). The terms of the Series D Notes were substantially similar to the Series C Notes subject to certain changes in the pricing contained in the Series C Notes. As provided for in the Series D Note, the Company may from time to time voluntarily adjust the conversion price of the Series D Note to optimize cash flows and the capital structure.

Private Placement of Class A Ordinary Shares and Warrants in June 2026

On June 8, 2026, GMEX Robotics Corporation, a British Virgin Islands company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers, in a private placement, an aggregate of 1,870,558 Class A ordinary shares, par value $0.0896 per share, of the Company (the “Shares”), and private warrants to purchase an aggregate of 3,741,116 Class A ordinary shares of the Company (the “Warrants” and, together with the Shares and the shares issuable upon exercise of the Warrants, the “Securities”), for an aggregate purchase price of $2,000,000, before deducting placement agent fees and other offering expenses payable by the Company.

The purchase price for the Shares sold in the offering was $1.0692 per ordinary share, which represents a 20% premium to the closing price of the Company’s Class A ordinary shares on June 08, 2026.

Share Purchase Agreement in July 2026

On July 28, 2026, we entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Alpha Meta AI Pte. Ltd., a Singapore company (“Issuer”), and MetaGen AI Limited and principal shareholder of Issuer (“MetaGen”). Issuer conducts its MediaMeta business through mediameta.ai and related business units (“MediaMeta”), which are focused on social-intelligence artificial intelligence, human-behavioral modeling and social world models. Pursuant to the Share Purchase Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Issuer agreed to issue to the Company equity interests representing 30% of Issuer’s issued and outstanding equity interests on a fully diluted, after-issued basis (the “Initial Acquisition”).

The Share Purchase Agreement grants the Company an irrevocable option, exercisable at any time during the 24-month period following the closing of the Initial Acquisition, to acquire additional equity interests in Issuer that, if exercised in full, would permit the Company to obtain a controlling equity interest in Issuer. The purchase price for any additional interests will be based on Issuer’s adjusted equity valuation and generally will be payable in the same 60% cash and 40% share proportion as the initial purchase price, unless the parties otherwise agree. The option is subject to the performance conditions, required approvals, post-closing due diligence and other requirements set forth in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, the Company and Issuer will enter into an Exclusive Technology License Agreement pursuant to which Issuer will grant the Company and its present and future subsidiaries a perpetual, worldwide, exclusive, transferable, sublicensable, fully paid-up and royalty-free license to access, use, modify, develop, integrate, distribute, commercialize and otherwise exploit specified intellectual property, software, artificial intelligence systems, models, datasets, robotics-related data and other technology used in or relating to MediaMeta’s business, including specified technology developed, modified, enhanced or improved after the effective date. Issuer will retain ownership of the licensed technology, subject to the Company’s licensed rights.

10D. Exchange Controls

British Virgin Islands Exchange Controls

There are no government or other foreign exchange controls in the British Virgin Islands.

10E. Taxation

The following is a general summary of certain material U.S. federal income tax and British Virgin Islands tax considerations. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular shareholder or prospective shareholder. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Ordinary Shares are. Shareholders and prospective shareholders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual statement.

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

British Virgin Islands Taxation

The Company and all distributions, interest and other amounts paid by the company in respect of the shares of the Company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours. All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us.

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

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC. Reports and other information filed by us with the SEC including this report, may be inspected and copied at the public reference room of the SEC at 100 F Street, N.E., Washington D.C. 20549. You can also obtain copies of this report by mail from the Public Reference Section of the SEC, 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330. In accordance with NASDAQ Stock Market Rule 5250(d), we will also post this annual report on Form 20-F on our website at https://investors.gmexrobotics.com/.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

See “Item 10. Additional Information-B. Memorandum and Articles of Association” for a description of the rights of securities holders.

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

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of June 30, 2026 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below.

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

Under the supervision of our chief executive officer and chief financial officer, our management conducted an assessment of our internal control over financial reporting as of June 30, 2026, based on the framework and criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. In connection with management’s assessment of our internal control over financial reporting described above, management has identified a material weakness in our internal control over financial reporting as of June 30, 2026 and 2025 as a result of the accounting and disclosure requirements surrounding the warrants issued during the fiscal year. As a result of the above material weakness, we concluded that our internal control over financial reporting was ineffective as of June 30, 2026 In an effort to remediate the identified material weaknesses in our internal control over financial reporting and enhance our internal controls, our management is currently in the process of implementing additional training programs on financial derivatives accounting and disclosure matters for our finance staff.

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

Management believes that our consolidated financial statements included in this annual report on Form 20-F have been prepared in accordance with generally accepted accounting principles. Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of June 30, 2026 due to the material weakness described above, our chief executive officer and chief financial officer have concluded that, based on such officer’s knowledge, the financial statements and other financial information included in this annual report on Form 20-F fairly present in all material respects the financial position, results of operations and cash flows of the Company as of, and for, the periods presented in this report.

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

(d) Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

Our board of directors has determined that Mr. Jun Wu, an independent director (under the standards set forth in set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and the chairperson of our audit committee, is our audit committee financial expert.

Item 16B. Code of Ethics.

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The most recent version is available in the Governance sub-section of the Investors section of our website at https://investors.gmexrobotics.com/. The information contained on our website is not incorporated by reference into this annual report. If we make any substantive amendments to the code or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means required by applicable law.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated. We did not pay any other fees to during the periods indicated below.

	Year Ended June 30,
	2026	2025
Audit Fees	$155,750	$98,750
Audit-Related Fees	-	3,000
Tax Fees	-	-
All Other Fees	-	-
TOTAL	$155,750	$101,750

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

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Share Repurchase Program

On November 27, 2025, we announced the implementation and the execution of a share repurchase program of up to $3.0 million of our outstanding Class A ordinary shares for an initial period of 24 months upon the date on which it was approve, on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, in accordance with applicable U.S. federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. As of the June 30, 2026, we repurchased, pursuant to the repurchase program, an aggregate of 24,500 of our ordinary shares at an average price of $0.61 per share.

The following table sets forth information about our purchases of outstanding ordinary shares from November 2025 to June 2026.

Periods	Total Number of Ordinary Share Purchased	Average Price Paid per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Current Program	Approximate Dollar Value of Ordinary Shares That May Yet Be Purchased Under the Program(1)
November 2025	-	-	-	3,000,000
December 2025	-	-	-	3,000,000
January 2026	24,500	$0.61	24,500	2,985,092
February 2026	-	-	-	2,985,092
March 2026	-	-	-	2,985,092
April 2026	-	-	-	2,985,092
May 2026	-	-	-	2,985,092
June 2026	-	-	-	2,985,092
Total	24,500	$0.61	24,500	2,985,092

(1)	Under our share purchase programs announced in November 2025, repurchases of our class A ordinary shares have been and will be, made from time to time on the open market at prevailing market prices or in privately negotiated transactions or block trades and/or through other legally permissible means, in accordance with applicable U.S. federal securities laws, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended, subject to the restrictions relating to volume, price and timing.

The share repurchase program was implemented in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

As a British Virgin Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from Nasdaq Stock Market corporate governance listing standards. Shareholders of British Virgin Islands exempted companies like us have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of register of members of these companies (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges). Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for a shareholder to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the British Virgin Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. We have elected to follow home country practice in British Virgin Islands in lieu of the following Nasdaq Listing Rules:

(i)	Nasdaq Listing Rule 5605 which provides that, independent directors must meet regularly without management or non-independent directors in attendance;

(ii)	Nasdaq Listing Rule 5620 which provides that, with certain exceptions, each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end. The corporate governance practices of the British Virgin Islands do not require annual shareholder meetings, and we are therefore not required to comply with such Nasdaq Listing Rule 5620;

(iii)	Nasdaq Listing Rule 5635 which generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities in connection with (a) the acquisition of the stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (iv) transactions other than public offerings. Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice regarding shareholder approval requirements. The British Virgin Islands does not require shareholder approval prior to any of the foregoing types of issuances. As the corporate governance practices in the British Virgin Islands does not require shareholder approval for any of the foregoing types of transactions, we are not obligated to obtain such approval before entering into transactions involving the potential issuance of securities as described above. Specifically, we have elected to be exempt from the requirements under (X) Nasdaq Listing Rule 5635 to obtain shareholder approval for (Y) the issuance of 20% or more of our outstanding ordinary shares or voting power in a private offering, (Z) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company and (b) Nasdaq Listing Rule 5640, which requires that the voting rights of a listed company cannot be disparately reduced or restricted through any corporate action or issuance; and

(iv)	Nasdaq Listing Rule 5640, which requires that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. This code is available in the Governance sub-section of the Investors section of our website at https://investors.gmexrobotics.com/.

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

We have developed a cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, a program of monitoring our network, testing of aspects of our security posture, an incident response program, and cybersecurity awareness training for employees. We regularly monitor the performance of our apps, platform, and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

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

Item 18. Financial Statements.

Our consolidated financial statements are included at the end of this annual report.

Item 19. Exhibits.

Exhibit No.	Description
1.1*	The Fifth Amended and Restated Memorandum & Articles of Association.

1.2	Certificate of Registration of See Trading Co. Pty Ltd (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

1.3	Certificate of Registration of See Trading Co. Pty Ltd (name change to GD Wellness Pty Ltd) (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

1.4	Certificate of Registration of KMAS Capital and Investment Pty Ltd (incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

2.1	Share Exchange Agreement, dated as of May 5, 2022, by and among GMEX Robotics Corporation, KMAS Capital and Investment Pty Ltd, and SKMA Capital and Investment Ltd. (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2023).

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

2.3	Representatives’ Warrants (included in Exhibit 4.1).

4.1	Underwriting Agreement dated August 7, 2023 by and between the Company and the Representatives (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on August 10, 2023).

4.2	Unsecured Loan Agreement, dated as of March 10, 2020, by and between GD Wellness Pty Ltd and Ansa Group Limited (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

4.3	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

4.4	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

4.5	Form of Independent Director Agreement between the registrant and its independent directors (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

4.6	Form of Employment Agreement between the registrant and its officers (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

4.7	Lease Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

4.8	License Agreement, dated as of November 9, 2021, by and between GD Wellness Pty Ltd and Js & Je Company Limited (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

4.9	Securities Purchase Agreement dated January 15, 2024, by and between the Company and Flying Height Consulting Services Limited (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on January 18, 2024).

4.10	Senior Unsecured Convertible Promissory Note dated January 15, 2024, in the principal amount of $3,600,000 issued by the Company to Flying Height Consulting Services Limited (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on January 18, 2024).

4.11	Warrant dated January 15, 2024, issued by the Company to Flying Height Consulting Services Limited (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on January 18, 2024).

4.12	Securities Purchase Agreement dated February 6, 2025, by and between the Company and Hudson Bay Master Fund Ltd. (incorporated by reference to Exhibit 4.12 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC on November 14, 2025)

4.13	Amendment to Securities Purchase Agreement dated February 9, 2025, by and between the Company and Hudson Bay Master Fund Ltd. (incorporated by reference to Exhibit 4.13 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC on November 14, 2025)

4.14	Warrant dated February 10, 2025, issued by the Company to Hudson Bay Master Fund Ltd (incorporated by reference to Exhibit 4.14 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC on November 14, 2025)

4.15	Warrant Repurchase Agreement dated May 19, 2025, by and between the Company and Hudson Bay Master Fund Ltd (incorporated by reference to Exhibit 4.15 to the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC on November 14, 2025)

4.16	At-the-market offering Agreement dated August 15, 2025, by and between the Company and Rodman & Renshaw LLC (incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on August 15, 2025)

4.17*	Share Incentive Plan 2025 of the Registrant

4.18	Form of Securities Purchase Agreement dated September 19, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on September 23, 2025)

4.19	Form of Series A Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on September 23, 2025)

4.20	Form of Series B Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on September 23, 2025)

4.21	Form of Pledge and Security Agreement dated September 19, 2025 (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 6-K filed with the SEC on September 23, 2025)

4.22	Form of Securities Purchase Agreement dated November 6, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on November 6, 2025)

4.23	Form of Series C Senior Secured Convertible Note (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on November 6, 2025)

4.24	Form of Pledge and Security Agreement dated November 6, 2025 (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on November 6, 2025)

4.25	Form of Securities Purchase Agreement dated March 13, 2026 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on March 13, 2026)

4.26	Form of Series D Senior Secured Convertible Note dated March 13, 2026 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on March 13, 2026)

4.27	Form of Pledge and Securities Purchase Agreement dated March 13, 2026 (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on March 13, 2026)

4.28	Form of Exchange Agreement (incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 6-K filed with the SEC on May 27, 2026)

4.29	Form of Series D Senior Secured Convertible Note (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on May 27, 2026)

4.30	Form of Private Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on June 9, 2026)

4.31	Form of Securities Purchase Agreement, dated as of June 8, 2026 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on June 9, 2026)

4.32	Form of Secured Promissory Note (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on June 9, 2026)

4.33	Share Purchase Agreement, dated July 28, 2026 (incorporated by reference to Exhibit 2.1 to the Company’s Report on Form 6-K filed with the SEC on July 28, 2026)

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-267778) filed with the Securities and Exchange Commission on July 26, 2023).

11.1*	Amendment to Code of Business Conduct and Ethics of the Registrant

11.2*	Amendment to Insider Trading Policy of the Registrant.

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Astra Audit & Advisory LLC

97.1*	Amendment to Compensation Recovery Policy of the Registrant

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GMEX ROBOTICS CORPORATION (Registrant)

Date: November 2, 2026	By:	/s/ Yinying Lu
	Name:	Yinying Lu
	Title:	Chief Executive Officer (Principal Executive Officer)

GMEX Robotics Corporation

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended

June 30, 2026 and 2025

GMEX ROBOTICS CORPORATION

FOR THE YEARS ENDED JUNE 30, 2026 AND 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of GMEX Robotics Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GMEX Robotics Corporation and subsidiaries (the Company) as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

PCAOB Firm ID #6920
Tampa, Florida
November 2, 2026

3702 W Spruce St #1430 ● Tampa, Florida 33607 ● +1.813.441.9707

GMEX ROBOTICS CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$14,919,028	$2,890,822
Investment in fund	7,930,000	-
Accounts receivable, net	447,936	242,079
Inventory, net	1,395,618	3,042,629
Note receivable	400,000	2,500,000
Deposits and prepaids	3,743,519	313,979
Prepaid offering costs	-	600,000
Total current assets	28,836,101	9,589,509

Property and equipment, net	309,509	20,122
Operating right of use asset, net	2,097,823	287,322
Investment	3,224	-
Note receivable	2,100,000	-
Intangible assets – digital assets	36,611,405	-
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$71,456,618	$11,395,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$2,004,224	$1,326,988
Deferred revenue	514,310	335,956
Income tax payable	-	196,587
Due to related parties	22,139	15,283
Current portion of operating lease liability	295,719	286,378
Total current liabilities	2,836,392	2,161,192

Accrued employee benefits, non-current	41,597	32,177
Convertible notes	38,098,883	-
Other long term provision	54,157
Operating lease liability, less current portion	1,848,614	12,182
Total liabilities	42,879,643	2,205,551

Commitments and contingencies (Note 12)

Stockholders’ equity:
Class A Common stock, $7.2576 par value; 940,677,978 shares authorized 361,272 and 290 issued and outstanding at June 30, 2026 and 2025, respectively	2,621,959	2,102
Class B Common stock, $7.2576 par; 266,794,448 shares authorized, 89 and nil issued and outstanding at June 30, 2026 and 2025, respectively	644	-
Class C Common stock, $7.2576 par; 200,000,000 shares and nil shares authorized at June 30, 2026 and 2025 respectively. No Class C Common stock was issued or outstanding at June 30, 2026 and 2025	-	-

Additional paid-in capital	54,946,796	19,874,591
Accumulated other comprehensive loss	(1,040,090)	(10,219)
Accumulated deficit	(27,952,334)	(10,676,516)
Total stockholders’ equity	28,576,975	9,189,958
Total liabilities and stockholders’ equity	$71,456,618	$11,395,509

The accompanying notes are an integral part of these consolidated financial statements.

GMEX ROBOTICS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended
	June 30,
	2026	2025

Revenues:
Merchandise revenue	$5,609,615	$5,200,138
Total revenues	5,609,615	5,200,138

Cost of goods sold	(5,129,025)	(3,157,996)

Gross profit	480,590	2,042,142

Operating expenses:
Consulting fees	3,214,453	619,108
General and administrative expenses	2,038,392	1,138,266
Personnel expenses	1,351,648	1,195,958
Sales and marketing expenses	546,196	416,596
Operating lease expense	434,880	303,869
Licensing fees	1,086	-
Depreciation expense	25,907	9,467
Total operating expenses	7,612,562	3,683,264

Loss from operations	(7,131,972)	(1,641,122)

Other income (expenses):
Gain on change in fair value of derivative liability	66,754	2,024,942
Loss on extinguishment of warrants	-	(285,346)
Financing cost	(800,000)	(600,000)
Unrealized loss on investments in fund	(39,910)	-
Realized gain on investments	-	50,675
Unrealized loss on change in fair value of digital assets	(2,819,151)	-
Realized loss on change in fair value of digital assets	(2,974,088)	-
Loss on extinguishment of debts	(4,818,933)	-
Gain on fair value of convertible notes	3,681,139	-
Loss on issuance of derivative and common stock	(1,510,307)	-
Staking reward income	94,633	-
Other income, net	8,753	44
Interest income	171,909	215,586
Interest expense	(1,204,645)	(114,006)
Total other (expenses) incomes, net	(10,143,846)	1,291,895

Loss before taxes	(17,275,818)	(349,227)

Income tax expense	-	333,497

Net loss	(17,275,818)	(682,724)
Foreign currency translation adjustment	(98,424)	3,518
Comprehensive loss	$(17,374,242)	$(679,206)

Basic and diluted loss per share on net loss	$(1,013.18)	$(2,421.01)

Weighted average shares outstanding - basic and diluted	17,051	282

The accompanying notes are an integral part of these consolidated financial statements.

GMEX ROBOTICS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2026 AND 2025

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated
	Shares	Amount	Capital	Income (Loss)	Deficit)	Total
Balance June 30, 2024	277	$2,012	$19,014,389	$(13,737)	$(9,993,792)	$9,008,872

Funds raised in Registered Direct Offering	11	80	869,750	-	-	869,830

Shares issued for repurchase of warrants	2	10	(9,548)	-	-	(9,538)

Foreign currency translation adjustment	-	-	-	3,518	-	3,518

Net loss	-	-	-	-	(682,724)	(682,724)

Balance June 30, 2025	290	$2,102	$19,874,591	$(10,219)	$(10,676,516)	$9,189,958

Share issued for conversion of notes payable	86,207	625,655	27,289,703	(931,447)	-	26,983,911

Share issued for cash	43,867	318,364	6,099,902	-	-	6,418,266

Exercise of warrants	230,933	1,676,019	1,392,005	-	-	3,068,024

Share issued for services	64	463	1,344,200	-	-	1,344,663

Dividends declared	-	-	(1,038,027)	-	-	(1,038,027)

Repurchase of shares	-	-	(15,578)	-	-	(15,578)

Foreign currency translation adjustment	-	-	-	(98,424)	-	(98,424)

Net loss	-	-	-	-	(17,275,818)	(17,275,818)

Balance June 30, 2026	361,361	$2,622,603	$54,946,796	$(1,040,090)	$(27,952,334)	$28,576,975

The accompanying notes are an integral part of these consolidated financial statements

GMEX ROBOTICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30,
	2026	2025
Cash Flows from Operating Activities
Net loss	$(17,275,818)	$(682,724)
Adjustments to reconcile net loss to net
Loss on extinguishment of warrants	-	285,346
Depreciation	25,907	9,467
Amortization of right of use assets	434,880	303,869
Valuation allowance for deferred tax asset	-	342,122
Unrealized loss on digital assets	2,819,151	-
Realized loss on digital assets	2,974,088	-
Unrealized loss on investment in fund	39,910	-
Staking reward income	(94,633)	-
Gain on fair value of convertible notes	(3,681,139)	-
Loss on issuance of derivative and common stock	1,510,307	-
Gain on change in fair value of derivative liability	(66,754)	(2,024,942)
Consignment stock allowance expenses	1,658,866	-
Realized gain on investments	-	(50,675)
Loss on extinguishment of debts	4,818,933	-
Share based compensation	1,344,663	-
Changes in operating assets and liabilities
Accounts receivable	(300,603)	(184,493)
Inventory, at cost	(11,855)	(602,836)
Capital receivables of convertible notes	-	1,472,000
Deposits and other current assets	(3,429,540)	2,890
Prepaid offering costs	600,000	600,000
Accounts payable and accrued expenses	348,560	(96,647)
Deferred revenue	178,354	126,856
Income tax payable	(196,587)	(212,094)
Accrued employee benefits, non-current	9,420	10,657
Other long term provision	54,157	-
Operating lease liability	(304,862)	(315,186)
Net cash used in operating activities	(8,544,595)	(1,016,390)

Cash Flows from Investing Activities
Sales of investments	-	175,638
Investment in fund	(7,969,910)	-
Purchase of property and equipment	(315,294)	-
Investment in digital assets	(58,565,000)	-
Proceeds from sales of digital assets	16,254,989	-
Investment	(3,224)	-
Net cash (used in) from investing activities	(50,598,439)	175,638

Cash Flows from Financing Activities
Net activity on due to related parties	5,547	(23,525)
Dividend declared	(1,038,027)	-
Funds raised in Registered Direct Offering, gross	-	3,496,303
Funds raised in financing liabilities	945,000	212,679
Payments of financing liabilities	(615,015)
Fund raised in convertible notes	63,945,000	-
Fund raised in new shares issue	8,042,737	-
Repurchase of shares	(15,578)	-
Repurchase of warrants	-	(896,415)
Net cash from financing activities	71,269,664	2,789,042

Foreign currency translation adjustment	(98,424)	3,518

Change in cash and cash equivalents	12,028,206	1,951,808
Cash and cash equivalents at beginning of period	2,890,822	939,014
Cash and cash equivalents at end of period	$14,919,028	$2,890,822

Supplemental Cash Flow Information
Cash paid for income taxes	$-	$243,294
Cash paid for interest	$116,014	$-

The accompanying notes are an integral part of these consolidated financial statements

GMEX ROBOTICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the years ended
	June 30,
	2026	2025
Non-Cash Investing and Financing Activities
Warrants issued to investor	$-	$2,569,320

Warrants issued to placement agent	$-	$119,902

Conversion of notes payable	$26,983,911	$-

Right of use assets through lease obligations	$2,151,613	$-

The accompanying notes are an integral part of these consolidated financial statements.

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

GMEX Robotics Corporation (the “Company”) was incorporated in the Cayman Islands on April 11, 2022 under the Companies Act as an exempted company with limited liability, and on March 5, 2026, the Company has completed its redomiciliation from the Cayman Islands to the British Virgin Islands as a BVI business company (the “BVI Company”). The redomiciliation was approved by the shareholders of the Company at the Company’s extraordinary general meeting of shareholders on December 12, 2025. In addition, on March 11, 2026, the Company rebranded its company name from Fitell Corporation to GMEX Robotics Corporation. The rebrand reflects a deliberate strategic evolution of the Company’s mission, extending its consumer-first foundation beyond fitness equipment e-commerce into the design and deployment of AI-powered robotics and intelligent consumer technologies.

The Company conducts its primary operations of selling gym and fitness equipment in Australia through its indirectly held, wholly owned subsidiaries that are incorporated and domiciled in Australia, namely GD Wellness Pty Ltd (“GD”). The Company holds GD via a wholly owned subsidiary, named KMAS Capital and Investment Pty Ltd (“KMAS”) which was incorporated and is domiciled in Australia.

Details of the Company and its subsidiaries are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	June 30, 2026	June 30, 2025	Place of incorporation or latest redomestication	Principal activities
GMEX Robotics Corporation (formerly known as Fitell Corporation)	April 11, 2022	Parent	Parent	BVI	Investment holdings
KMAS Capital and Investment Pty Ltd	July 26, 2016	100%	100%	Australia	Investment holdings
GD Wellness Pty Ltd	July 22, 2005	100%	100%	Australia	Sales of gym and fitness equipment

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

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Concentrations of Vendors

During the fiscal year ended June 30, 2026, there are four vendors of the Company which each accounts for more than ten percent of the total purchases. The top four suppliers account for 23.4%, 13.9%, 13.1% and 12.4% of the total purchases respectively. During the fiscal year ended June 30, 2025, there are three vendors which account for more than 10% of the Company’s total purchases individually, and they account for 22.48%, 18.54% and 10.92% of the total purchases respectively. As of June 30, 2026 and 2025, there were four and three vendors, respectively, that accounted for 66% and 44% of the trade payables, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions, yet the Company does not have any insurance which covers the cash balances. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

GMEX ROBOTICS CORPORATION

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

Significant accounting estimates and assumptions are as follows:

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which losses can be used in the future. Additionally, GMEX Robotics Corporation and all its subsidiaries (collectively, “the Group”) recognize deferred taxes based on temporary differences determined from the tax base and the carrying amount of certain assets and liabilities, using the rates in force. Management’s significant professional judgment is required to determine the deferred income and social contribution tax assets to be recognized based on reasonable timing and future taxable profit level jointly with future tax planning strategies.

The Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments, as most leases do not provide an implicit rate.

The Company analyzed the convertible notes under ASC 815 and determined there were certain features not clearly and closely related to the host debt instrument. As such, the Company elected the fair value option to fair value the convertible notes under the guidance in ASC 825.

The Company regularly assesses the impairment indicators of goodwill and intangible assets with indefinite useful lives. Determination of the recoverable amount of the cash-generating unit to which goodwill was attributed also includes the use of estimates and requires significant judgment by management.

The Company assesses the aggregate relative fair values of the warrants by using the Monte Carlo and Black-Scholes models, which to some extent, also requires judgement by management.

Revenue Recognition

The Company generates its main income source from the sales of merchandise, which includes the sales of various gym equipment and fitness products. It recognizes this merchandise revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon delivery or when control of the goods has effectively passed to customers. The Company offers refunds, repairs and replacements in accordance with the Australian Consumer Law. The Company also provides warranties up to 12 months for home grade and light commercial customers, and up to 10 years for Commercial customers. The Company recognized the estimated sales discount and returns against its revenues in the same period as the original sales transaction.

The Company evaluates shipping and handling activities performed outbound to customers. Pursuant to the practical expedient under ASC 606, the Company has elected to account for shipping and handling activities that occur after control of the related products has transferred to the customer as fulfillment activities rather than as a separate performance obligation. Amounts billed to customers for shipping and handling are included as a component of Revenue in the consolidated statements of operations and comprehensive loss. The Company records these amounts on a gross basis, as the Company maintains primary responsibility for fulfillment, sets the shipping prices charged to customers, and directs the delivery services. Costs incurred by the Company for shipping and handling which primarily includes carrier fees, freight, and handling supplies are classified within Cost of Goods Sold as incurred.

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred Revenue

The Company recognized the deposits received from its customers as deferred revenue if the goods or service have not been delivered. It would be recognized as revenue when the goods or service are delivered. During the fiscal years ended June 30, 2026 and 2025, a total of $335,956 and $209,100, respectively, of deferred revenue was recognized into merchandise revenue. At June 30, 2026 and 2025, a total of $514,310 and $335,956, respectively, of revenue has been deferred to be recognized in future periods as merchandise revenue.

Stock-based Compensation

The Company records stock-based compensation in accordance with the provisions of the Accounting Standards Codification (“ASC”) 718, “Accounting for Stock Compensation,” which establishes accounting standards for the transaction in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC 718, the Company recognizes an expense for the fair value of its stock awards at the time of the grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. During the fiscal years ended June 30, 2026 and 2025, the Company has issued 64 and nil shares for services, respectively, and the value of those shares were determined at the prevailing market prices at the time of issuing.

Customers Loyalty Program

For certain sales transactions, the Company offers loyalty points to its customers based on the dollar value of the transaction which gives the customer the option to acquire additional goods or services at a price that is lower than its stand-alone selling price. In accordance with Topic 606, the Company evaluates whether these loyalty points constitute separate performance obligations and the need to allocate the transaction price between revenue and performance obligation. As of June 30, 2026 and 2025, the Company does not believe that any separate performance obligation under the loyalty program is material.

Fair Value Option (“FVO”) Election

The Company entered into convertible notes payable, measured at fair value on September 23, 2025, October 8, 2025, November 7, 2025, March 13, 2026 and May 27, 2026 (the “Convertible Notes at Fair Value”). As permitted under ASC 825, Financial Instruments   (“ASC 825”), the Company elected the FVO to account for the Convertible Notes at Fair Value. In accordance with ASC 825, the Company recorded them at fair value. The FVO may be applied instrument by instrument, but it is irrevocable. Subsequent changes in fair value would be recorded as a separate line in the consolidated statements of operations and comprehensive loss. As a result of applying the FVO, direct costs and fees related to the Convertible Notes at Fair Value were expensed as incurred. The Company concluded it was appropriate to apply the FVO to Convertible Notes at Fair Value because they are liabilities that are not, in whole or in part, classified as a component of stockholders’ equity. In addition, the Convertible Notes at Fair Value met other applicable criteria for electing the FVO under ASC 825.

Fair Value Measurements

The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 - Quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including quoted prices in markets that are not active, quoted prices in active markets for similar assets or liabilities, and observable inputs other than quoted prices such as interest rates or yield curves.

Level 3 - Unobservable inputs reflecting management’s view about the assumptions that market participants would use in pricing the asset or liability.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

As of June 30, 2026, the Company has outstanding convertible notes payable held a fair value and the estimated fair values of these instruments approximated their carrying values due to their relatively short maturities.

●	Financial Instruments Recorded at Fair Value

The following tables present the Company’s fair value hierarchy for its financial assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value:

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Fair Value Measurements at June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Digital Assets (Refer Note 4)	$36,611,405	$-	$-	$36,611,405
Investments in a Fund (Refer Note 5)	7,933,224	-	-	7,933,224
Assets	$44,544,629	$-	$-	$44,544,629

Liabilities:
Convertible Notes at Fair Value (Refer Note 11)	$-	$-	$38,098,883	$38,098,883
Liabilities	$-	$-	$38,098,883	$38,098,883

Fair Value Measurements at June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Digital Assets (Refer Note 4)	$-	$-	$-	$-
Investments in a Fund (Refer Note 5)	-	-	-	-
Assets	$-	$-	$-	$-

Liabilities:
Convertible Notes at Fair Value (Refer Note 11)	$-	$-	$-	$-
Liabilities	$-	$-	$-	$-

Convertible notes payable, at fair value

The following table shows the change in the fair value of the Convertible Notes measured at Fair Value:

Convertible Note payable at fair value
Balance as of June 30, 2024	$-
Issuance of convertible notes at fair value	-
Gain on extinguishment of debt recorded as a capital transaction	-
Change in fair value of related party note and convertible notes at fair value	-
Balance as of June 30, 2025	$-

Balance as of June 30, 2025	$-
Issuance of convertible notes at fair value	63,945,000
Change in fair value of Convertible Notes at Fair Value	(2,661,956)
Conversion into common stock	(28,003,094)
Exchange of Series C Convertible Notes into Series D Convertible Notes	4,818,933
Balance as of June 30, 2026	$38,098,883

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accounts for its convertible debt under the fair value option. At the issuance date of the Convertible Notes at Fair Value, the Company determined that the fair value approximated the principal amount.

The measurement of fair value of the Convertible Notes at Fair Value as of June 30, 2026 was estimated based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The Company used a Monte Carlo Simulation Model, which incorporates estimates and assumptions concerning the Company’s prospects and market indications to estimate the value of the Convertible Notes at Fair Value. The Convertible Notes at Fair Value are classified as Level 3 as there were no quotable prices for identical assets or quoted prices for similar instruments. Significant inputs and results arising from the Monte Carlo Simulation process are as follows for the Convertible Notes at Fair Values:

	Inception Date	Inception Date	Inception Date
	September 23, 2025	October 8, 2025	November 7, 2025
	Note	Note	Note
Underlying market price on valuation date	$4,264	$2,969	$665
Effective contractual conversion rates	$4,654	$3,036	$913
Contractual term to maturity	2 Years	2 Years	2 Years
Market volatility:
Volatility	174.05%	173.15%	172.75%
Discount rate	16.79%	16.84%	16.81%
Risk-free rate	3.53%	3.58%	3.55%

	Inception Date	Inception Date	Year Ended
	March 13, 2026	May 27, 2026	June 30, 2026
	Note	Note	Note
Underlying market price on valuation date	$74.34	$15.75	$3.47
Effective contractual conversion rates	$115.66	$20.08	$20.08 - 4,654
Contractual term to maturity	2 Years	2 Years	1.23 - 1.91 Years
Market volatility:
Volatility	104.19%	102.95%	82.71 - 100.68%
Discount rate	16.99%	17.26%	17.28 - 17.39%
Risk-free rate	3.73%	4.00%	4.02 - 4.13%

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

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Digital assets

Since September 2025, the Company has begun investing in digital assets. The Company accounts for its digital assets, which are comprised of cryptocurrencies and stablecoins, as indefinite-lived intangible assets. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheet at fair value. The cost of cryptocurrencies disposed of is determined using the first-in, first-out (FIFO) method. Upon disposal, the difference between the net disposal proceeds and the carrying amount of the cryptocurrencies disposed of is recognised in profit or loss. Staking rewards are recognized as other income when the Company obtains control of the awarded tokens. Under the adoption of ASU 2023-08 on July 1, 2025, cryptocurrencies and stablecoins are measured at fair value as of each reporting period. As of June 30, 2026, the Company held $1,230,805 of cryptocurrencies as the collateral of the Series Note A, and $35,380,600 of stablecoins as the collateral of the Series Note D. These collaterals are being held in a BitGo account which are owned by the Company, and jointly-controlled by the Company and the note holders of the Series Note A and Series Note D. The custodian fees are recorded as costs embedded in the general and administrative expenses.

The Company determines and records the fair value of their digital assets in accordance with ASC Topic 820, “Fair Value Measurement”, based on quoted prices on the active exchange(s) that they have determined is the principal market for such assets (Level 1 inputs). The Company determines the cost basis of their digital assets using the cost at the time of acquisition of each unit received. Realized and unrealized gains and losses are recorded in the Company’s consolidated statements of operations and comprehensive loss.

Investment in funds

The Company accounts for its investment in funds in accordance with ASC Topic 825, Financial Instruments. The investments held by the Company during the year ended June 30, 2026, are treated as a trading fund with the realized or unrealized gains and losses reflected in Other income (expense) on the consolidated statements of operations and comprehensive loss. During the year ended June 30, 2026 and 2025, the Company recorded an unrealized loss on investments in fund of $39,910 and nil, respectively. Investment in funds are stated at fair value in accordance with ASC Topic 321, Investments- Equity Securities. Any changes in the fair value of the Company’s investment in funds are included in net income (loss) under the caption of Unrealized gain (loss) from investment in funds. The market value of the investment in funds is determined using prices as reflected on an established market, using Level 1 fair value inputs. Realized and unrealized gains and losses are determined on historical cost basis. The investments in funds totals $7,930,000 and nil as of June 30, 2026 and 2025, respectively.

Marketable Securities

The Company accounts for investments in marketable securities in accordance with ASC Topic 825, Financial Instruments. The investments held by the Company during the fiscal years ended June 30, 2026 and 2025, are treated as trading securities with the realized or unrealized gains and losses reflected in Other income (expense) on the consolidated statements of operations and comprehensive loss. During the years ended June 30, 2026 and 2025, the Company recorded a realized gain on investments in marketable securities of nil and $50,675, respectively.

Advertising and Promotion

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred. The Company has $546,196 and $416,596 in sales and marketing expenses for the years ended June 30, 2026 and 2025, respectively.

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

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventory consists of only finished goods and is stated at the lower of cost and net realizable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Stock in transit is stated at the lower of cost and net realizable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The Company regularly reviews the valuation of inventory and establishes an inventory reserve allowance for slow-moving, obsolete, excess, or damaged inventory, as well as inventory with net realizable values below cost.

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

During the year ended June 30, 2026, the Company recorded allowance of inventory of $1,658,866 (2025:nil), which are included in cost of goods sold on the consolidated statements of operations and comprehensive loss.

Accounts Receivable & Note Receivable

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Account balances deemed to be uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2026 and 2025, the Company has considered no allowance for doubtful receivable accounts.

The Company estimates expected credit losses over the contractual life of its trade accounts receivable and note receivable using the Current Expected Credit Loss (CECL) model in accordance with ASC 326. The allowance for credit losses reflects management’s estimate of expected credit losses inherent in the outstanding receivable balances as of each balance sheet date.

Prepaid Expenses and Deposits

Prepaid expenses consist of advance payments for goods and services and are recognized as expense over the periods benefited.

Deposits primarily represent amounts advanced in connection with potential acquisition, investment, or strategic business transactions. Such deposits are recorded at cost and are reviewed periodically to assess recoverability. Upon completion of the related transaction, the deposit is applied against the purchase consideration or otherwise accounted for in accordance with the nature of the transaction. As of June 30, 2026, deposits related to potential acquisition and investment opportunities amounted to $2,060,000 (2025: nil). If the transaction is terminated or the deposit is determined to be unrecoverable, the amount is written off in the period such determination is made. At June 30, 2026 and 2025, the Company has considered $100,000 and nil allowance for deposit, respectively.

Prepaid expenses and deposits expected to be realized within one year are classified as current assets.

Property and Equipment

Property and equipment is stated at cost, net of depreciation. Depreciation is recognized over the estimated useful lives of the related assets using the straight-line method. Depreciation expense totaled $25,907 and $9,467 for the years ended June 30, 2026 and 2025, respectively.

Repairs and maintenance costs that do not improve or extend the useful lives of the respective assets are expensed to operations as incurred in the Consolidated Statements of Operations. Major renewals and betterments that substantially extend the useful life, increase capacity, or improve the efficiency of existing assets are capitalized and depreciated over the remaining estimated useful life of the asset. For the fiscal years ended June 30, 2026 and 2025, no significant repair or maintenance expenses were incurred.

When property, plant, and equipment are disposed of, the historical cost and accumulated depreciation are removed from the Consolidated Balance Sheets. Any resulting gain or loss is recognized in the Consolidated Statements of Operations and comprehensive loss in the period of disposal. There were no disposals of property, plant, and equipment during the fiscal years ended June 30, 2026 and 2025.

Impairment of Long-Lived Assets

Potential impairments of long lived assets are reviewed when events or changes in circumstances indicate a potential impairment may exist. In accordance with ASC Subtopic 360-10, “Property, Plant and Equipment – Overall”, impairment is recognized when estimated future undiscounted cash flows associated with an asset are less than the asset’s carrying value.

Intangible Assets

The Company’s intangible assets consist of brand names and goodwill. At June 30, 2026 and 2025, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052 respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the fiscal years ended June 30, 2026 and 2025.

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Income (Loss) Per Common Share

The Company computes income (loss) per common share in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants.    For the fiscal years ended June 30, 2026 and 2025, the calculation is also reflective of the effects of the 1-for-9 share consolidation which was effective on July 2, 2026 and September 28, 2026, respectively (Note 15). As of June 30, 2026 and 2025, the Company excluded the common stock equivalents summarized below, which entitle the holders thereof to ultimately acquire shares of common stock, from its calculation of loss per share as their effect would have been anti-dilutive.

	June 30,
	2026	2025
Convertible notes payable	1,871,146	–
Total common stock equivalents	1,871,146	-

Comprehensive Income (loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting comprehensive income (loss) and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. The component of comprehensive loss totaling $98,424 for the year ended June 30, 2026, and comprehensive income totaling $3,518 for the year ended June 30, 2025, related to foreign currency translation adjustment.

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

Convertible notes

The Company accounts for convertible notes deemed conventional and conversion options embedded in non-conventional convertible notes which qualify as equity under ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including certain convertible instruments and contracts on an entity’s own equity. ASU 2020-06 removes the separation models required for convertible debt with cash conversion features and convertible instruments with beneficial conversion features. It also removes certain settlement conditions that were required for equity contracts to qualify for the derivative scope exception and simplifies the diluted earnings per share calculation for convertible instruments. Accordingly, the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note to determine whether the conversion option qualifies for the equity classification scope exception under Subtopic 815-40. The Company selected the fair value option for its convertible notes payable. The notes are carried at fair value, with changes in fair value recognized in other income (expense), net, in the consolidated statements of operations. Accordingly, no beneficial conversion feature, debt discount, or issuance cost amortization is recognized subsequent to the election of the fair value option.

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrant derivatives

Warrants that do not meet the criteria for equity classification—including those with provisions that could require net cash settlement or those with anti-dilution price-protection features (e.g., down-round protection)—are classified as liabilities. These warrants are recorded at their fair value on the date of issuance and are remeasured to fair value at each reporting date. Changes in the fair value of the warrant liabilities are recognized as a component of “Other income (expense), net” in the Consolidated Statements of Operations and Comprehensive Loss. The Company utilizes the Monte Carlo Simulation to estimate the fair value of these warrants.

Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the one identified reportable segments.   The Company’s business includes only one segment, which is the trading of Gym Equipment.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires all public entities, including public entities with a single reportable segment, to expand disclosures, on an annual and interim basis, about reporting segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is to be applied retrospectively to all prior periods presented in the financial statements with an effective date for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of ASU 2023-07 had no impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires enhanced income tax disclosures, including specific categories and disaggregation of information in the effective tax rate reconciliation, disaggregation information related to income taxes paid, income or loss from continuing operations before income tax expenses or benefit, and income tax expense or benefit from continuing operations. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Adoption of ASU 2023-09 does not have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments require public business entities to provide additional disaggregated disclosures of certain expense categories presented within relevant income statement captions. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statement disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The amendments clarify the accounting for certain induced conversions of convertible debt instruments. The amendments are effective for fiscal years beginning after December 15, 2025. The Company holds convertible debt instruments within the scope of the amended guidance. The Company is currently evaluating the impact of adopting ASU 2024-04 and, based on its preliminary assessment, does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments introduce a practical expedient for estimating expected credit losses on current accounts receivable and contract assets and provide certain private entities with an accounting policy election related to subsequent cash collections. The amendments are effective for fiscal years beginning after December 15, 2025, including interim periods therein, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

GMEX ROBOTICS CORPORATION

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

The Directors note that:

●	The Group made a loss of $7,131,972 from its continuing operations for the year ended June 30, 2026;
●	The Group held cash and cash equivalents of $14,919,028 as of June 30, 2026;
●	The Group incurred a net cash outflow from operating activities of $8,544,595 for the year ended June 30, 2026;
●	A successful fund raising from convertible notes and issued new shares during the year ended June 30, 2026 which raised $63,945,000 and $8,042,737, respectively, before cost of capital.

In assessing the appropriateness of using the going concern assumption, the Directors have noted:

●	There are reasonable grounds to believe that the Company will be able to continue as a going concern as the Directors are satisfied that the Company will be able to either secure additional working capital as required through raising additional capital or reducing the Company’s discretionary spending;
●	Accordingly, the directors consider it appropriate to prepare the consolidated financial statements on a going concern basis.

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

Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, the Company has evaluated subsequent events through November 2, 2026; the date the consolidated financial statements were available for issue.

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Segments of operations

The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit (loss) and operating loss by the one identified reportable segment.

The Company’s reportable segments consist of only one segment,   which is the Gym Equipment segment. Operating loss for the segment includes revenues from third parties, cost of goods sold and operating expenses directly attributable to the segment.

The accounting policies of the segment is the same as those described in Note 2, “Summary of Significant Accounting Policies.”

	For the fiscal year ended June 30, 2026
	Gym Equipment	Total

Revenue	$5,609,615	$5,609,615
Cost of Goods Sold	(5,129,025)	(5,129,025)
Segment Gross Profit	480,590	480,590

Loss before taxes	$(17,275,818)	$(17,275,818)

Supplemental Segment Information:
Amortization of operating right of use assets	(434,880)	(434,880)
Depreciation expenses	(25,907)	(25,907)
Unrealized loss on digital assets	(2,819,151)	(2,819,151)
Realized loss on digital assets	(2,974,088)	(2,974,088)
Financing cost	(800,000)	(600,000)

Unrealized loss on investments in fund	(39,910)	(39,910)
Gain on fair value of convertible notes	3,681,139	3,681,139
Staking reward income	94,633	94,633
Loss on extinguishment of debts	(4,818,933)	(4,818,933)
Loss on issuance of derivative and common stock	(1,510,307)	(1,510,307)
Gain on change in fair value of derivative liability	66,754	66,754
Interest income	171,909	171,909
Interest expense	(1,204,645)	(1,204,645)

Total Assets	$71,456,618	$71,456,618

	For the fiscal year ended June 30, 2025
	Gym Equipment	Total

Revenue	$5,200,138	$5,200,138
Cost of Goods Sold	(3,157,996)	(3,157,996)
Segment Gross Profit	2,042,142	2,042,142

Loss before taxes	$(349,227)	$(349,227)

Supplemental Segment Information:
Amortization of operating right of use assets	(303,869)	(303,869)
Depreciation expense	(9,467)	(9,467)
Change in fair value of warrants	2,024,942	2,024,942
Loss on extinguishment of warrants	(285,346)	(285,346)
Financing cost	(600,000)	(600,000)
Realized gain on investments	50,675	50,675

Interest income	215,586	215,586
Interest expense	(114,006)	(114,006)

Total Assets	$11,395,509	$11,395,509

Geographic Information

The Company attributes revenue to geographic areas based on the principal place of business of its customers at the time revenue is recognized.

For the years ended June 30, 2026 and 2025, all of the Company’s revenues were generated from customers located in Australia. No revenues were generated from customers located in the United States.

The following table presents revenues by geographic area:

	For the fiscal year ended June 30
	2026	2025

United States	$-	$-
Australia	5,609,615	5,200,138
Total revenues	5,609,615	5,200,138

The following table presents long-lived assets by geographic area. Long-lived assets mainly consist of property and equipment, operating lease right-of-use assets, note receivables and digital assets.

	For the fiscal year ended June 30
	2026	2025

United States	$36,611,405	$-
Australia	6,009,112	1,806,000
Total long-lived assets	42,620,517	1,806,000

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Digital assets

The table below summarizes the digital assets shown on the Company’s consolidated balance sheets as of June 30, 2026:

Digital assets	Quantity	Cost Basis	Carrying Value	Unrealized gain (loss) on digital assets
Stablecoins – Frax USD	35,380,585	$35,380,600	$35,380,600	$-
Cryptocurrencies – Solana	12,762	$2,462,194	$928,733	$(1,533,461)
Cryptocurrencies – Pump	216,849,817	$1,587,762	$302,072	$(1,285,690)
Total	252,243,164	$39,430,556	$36,611,405	$(2,819,151)

The table below shows the quoted prices for each digital asset on the active exchange as of June 30, 2026:

Digital assets	Market Price
Stablecoins – Frax USD	$1
Cryptocurrencies – Solana	$72.77
Cryptocurrencies – Pump	$0.001393

Two digital currency wallets under the custody of BitGo with fair value of $1,230,805 and $35,380,600, respectively, as of June 30, 2026, were held as collateral for the Series A and Series D convertible notes   issued, which totaled $36,611,405.

During the year, the Company earned staking rewards of US$94,633 (2025: Nil), which were recognized in profit or loss under other income. The rewards were received in the form of digital assets and measured at their fair value on the date control of the assets was obtained.

5.	Investments in fund

The investment is redeemable at net asset value at any time and is not subject to redemption restrictions, lock-up periods, or other limitations. The investments in fund being held as of June 30, 2026 and 2025 were valued at $7,930,000 and nil, respectively. The following tables classify the Company’s assets measured at fair value on a recurring basis into the fair value hierarchy:

The table below summarizes the investments in fund shown on the Company’s consolidated balance sheets as of June 30, 2026:

Investments in fund	Cost Basis	Carrying Value	Unrealized gain (loss) on investments in fund
Fund	$7,969,910	$7,930,000	$(39,910)
Total	$7,969,910	$7,930,000	$(39,910)

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Stockholder’s equity

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

(iii) undertake a share consolidation whereby every 16 class A ordinary shares with par value of $0.0001 each be consolidated into 1 class A ordinary share $0.0016 par value each (the “Class A Ordinary Shares”) and every 16 class B ordinary shares with par value of $0.0001 each be consolidated into 1 class B ordinary share $0.0016 par value each, with effect from the effective date to be determined by the Board (the “Share Consolidation”), with such consolidated class A ordinary shares and class B ordinary shares (as the case may be) shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares and class B ordinary shares (as the case may be) and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders and instead any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number, such that the authorized share capital of the Company shall become US$50,000 divided into 30,847,500 class A ordinary shares of a par value of US$0.0016 each and 402,500 class B ordinary shares of a par value of US$0.0016 each; and

(iv) amend the authorized share capital clause of the second amended and restated memorandum and articles of association reflecting the Share Consolidation. The Share Consolidation became effective on September 23, 2025. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares.

The Company executed a 1-for-16 reverse split on Class A ordinary shares effective September 23, 2025, with par value change from $0.0001 to $0.0016. The Company executed a 1-for-8 reverse split on Class A shares (par to $0.0128) and 1-for-2 on Class B shares (par to $0.0032) effective January 8, 2026. This resulted in the reduction of issued Class A shares from 14,580,597 to 113,911 shares and Class B from 6,440,000 to 201,250, as of June 30, 2025 retrospectively, which totalled 315,161 shares for both Class A and Class B together as of June 30, 2025 retrospectively.

The Reverse Stock Split did not change the total number of authorized shares of Common Stock. As a result, unless otherwise indicated, all references to common stock, share data, per-share data, and related information have been retroactively adjusted, where applicable in the consolidated financial statements and notes, to reflect the reverse stock split of the Company’s common stock as if the split had occurred at the beginning of the earliest period presented.

On September 19, 2025, the Company adopted an equity incentive plan (the “2025 Plan”) to promote the success of the Company and to enhance shareholders’ value by providing additional means, through the grant of awards, to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Company’s shareholders. Pursuant to the 2025 Plan, up to 64 class A ordinary shares of a par value of US$7.2576 per share of the Company (the “Class A Ordinary Shares”) may be issued.

On December 26, 2025, the Company announced that its board had declared an interim cash dividend of $0.10 per share. In connection with that dividend, holders of 800,132 shares waived their rights to participate in the distribution. Accordingly, the total cash dividend paid was reduced by $80,013 relative to the amount that otherwise would have been payable on those shares.

On September 23, 2025, the Company effected a 1-for-16 reverse stock split of its common stock. On December 16, 2025, as approved and authorized by the shareholders of the Company at the Extraordinary General Meeting of Members held on December 12, 2025, the Board of Directors of the Company approved a share consolidation of the Company’s (i) outstanding Class A ordinary shares at a ratio of 1-for-8, with a post-share consolidation par value of $0.0128 each and (ii) outstanding Class B ordinary share at a ratio of 1-for-2, with a post-share consolidation par value of $0.0032 each, effective on January 8, 2026.

On December 17, 2025, the Company repurchased 89 Class A common stock from SKMA Capital, a related party, at $7.2576 par value per share and simultaneously issued 89 Class B common stocks at $7.2576 par value per share. The issue of Class B common stock was approved at an extraordinary shareholder meeting held on December 12, 2025.

On March 5, 2026, the Company has completed its redomiciliation from the Cayman Islands to the British Virgin Islands as a BVI business company (the “BVI Company”). The redomiciliation was approved by the shareholders of the Company at the Company’s extraordinary general meeting of shareholders on December 12, 2025.

On April 6, 2026, as approved and authorized by the board of directors of the Company, the Company implemented a share consolidation of the Company’s (i) issued and unissued existing Class A ordinary shares at a ratio of 1-for-7, with a post-share consolidation par value of US$0.0896 each and (ii) issued and unissued existing Class B ordinary share at a ratio of 1-for-28, with a post-share consolidation par value of US$0.0896 each, effective on May 1, 2026 (the “Share Consolidation”). Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Share Consolidation without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Share Consolidation.

On June 7, 2026, the Share Consolidation was approved by the Company’s board of directors. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Share Consolidation without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Share Consolidation.

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Warrants

The Company issued 3,741,116 warrants in connection with the $2,000,000 common stock sale on June 11, 2026. The warrant agreements contained certain terms and conditions that did not meet equity classification. As a result, the warrants were classified as derivative financial instruments. The warrants were exercised on June 23, 2026.

During the fiscal year June 30, 2025, the Company issued 1,195,220 warrants and 55,777 warrants, to a new investor and the placement agent, respectively. All of these warrants were subsequently bought back by the Company within the fiscal year ended June 30, 2025, which had generated a gain on change of fair value of warrants of $2,042,942 and a loss on extinguishment of warrants of $285,346.

The following table summarizes the effects on the Company’s gain (loss) associated with changes in the fair values of the derivative financial instruments by type of financing for the years ended June 30, 2026 and 2025:

	For the Years Ended
	June 30, 2026	June 30, 2025
Warrant derivatives	$66,754	$-
Loss on issuance of derivative	(1,510,307)	-
Total gain (loss)	$(1,443,553)	$-

Current accounting principles that are provided in ASC 815 - Derivatives and Hedging require derivative financial instruments to be classified in liabilities and carried at fair value with changes recorded in income. The Company has selected the Monte Carlo Simulation Model, which approximates the Monte Carlo Simulations, a valuation technique to fair value the warrant derivatives because it believes that this technique is reflective of all significant assumption types, and ranges of assumption inputs, that market participants would likely consider in transactions involving warrant derivatives. Such assumptions include, among other inputs, interest risk assumptions, credit risk assumptions and redemption behaviors in addition to traditional inputs for option models such as market trading volatility and risk-free rates. The Monte Carlo Simulation Model technique is a level three valuation technique because it requires the development of significant internal assumptions in addition to observable market indicators.

Significant inputs and results arising from the Monte Carlo Simulation process are as follows for the warrant derivatives that are classified in liabilities:

Issuance Date June 11, 2026 Warrants
Quoted market price on valuation date	$0.08277
Effective contractual conversion rates	$0.23184
Contractual term to maturity	0.0794 Year
Market volatility:
Volatility	72.45%
Risk-adjusted interest rate	3.72%

The following table reflects the issuances of warrant derivatives and changes in fair value inputs and assumptions related to the warrant derivatives as of June 30, 2026 and 2025.

	Year Ended June 30, 2026	Year Ended June 30, 2025
Balances at beginning of period	$-	$-
Issuances:
Warrant derivatives	3,134,778	-
Changes in fair value inputs and assumptions reflected in income	(66,754)	-
Extinguishments:	-	-
Exercise of warrants	(3,068,024)	-
Balances at end of period	$-	$-

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Note Receivables

On August 2, 2023, the Company entered into a loan agreement with an independent third party (“Borrower”), in which, the Company lent $2,500,000 to the Borrower, with a loan period of 36 months, and at an annualized interest of 6.8%, with the first eight months being interest-free. For the years ended June 30, 2026 and 2025, the interest income attributed to the Note Receivable were $170,000 and $212,500, respectively. As of June 30, 2026 and 2025, interest receivable attributed to the Note Receivable of $372,500 and $212,500, respectively were included in the account receivables, net on the consolidated balance sheets.

On September 22, 2026, the Company and the Borrower have entered into a loan extension agreement, which both sides agreed to extend the maturity date of the loan from August 1, 2026 to August 1, 2029. The Borrower will make regular payments of $400,000 on 31st of every 6th month until the maturity date.

9.	Property and Equipment

The Company’s property and equipment at June 30, 2026 and 2025 consisted of the following:

	Estimated Useful Life	June 30, 2026	June 30, 2025

Plant and equipment	5 years	$316,010	$-
Motor Vehicle	5 years	51,741	51,741
Property and equipment, gross		367,751	51,741
Less accumulated depreciation		(58,242)	(31,619)

Property and equipment, net		$309,509	$20,122

For the years ended June 30, 2026 and 2025, the Company recorded $25,907 and $9,467, respectively, of depreciation expense.

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Lease right-of-use assets and lease liabilities

Operating leases

The Company leases office space in Taren Point, NSW, Australia. The lease commenced July 15, 2018 and ended on July 14, 2023, at which time the Company extended the lease, which commenced on July 15, 2023 and ends on July 14, 2026. The initial monthly lease payments were AUD 25,000 and the monthly payments of the lease extension are 36,667 AUD and are subject to annual escalation rate of 3%. The Company also leased a new office space in Bankstown Aerodrome, NSW 2198, Australia, the lease commenced on May 19, 2026 with a 5 years lease term, and the Company has the option to renew it for one more term of 5 years subjected to certain conditions. The monthly payment is AUD 62,831   with goods and services tax, and is subject to an annual escalation of 3.5%. As of June 30, 2026, the remaining lease term is 59 months and the discount rate is 5% for computation purposes.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is the Company’s incremental borrowing rate, estimated to be 5.0%, as the interest rate implicit in most of the Company leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the years ended June 30, 2026 and 2025, the Company recorded $434,880 and $303,869, respectively, as operating lease expense on the consolidated statements of operations and comprehensive loss.

Operating right-of- use assets are summarized below:

	June 30, 2026	June 30, 2025
Office lease	$2,151,613	$836,697
Less accumulated amortization	(53,790)	(549,375)
Right-of-use, net	$2,097,823	$287,322

Operating lease liabilities are summarized below:

	June 30, 2026	June 30, 2025
Lease liabilities	$2,144,333	$298,560
Less: current portion	295,719	286,378
Long term portion	$1,848,614	$12,182

June 30, 2026
Year ending June 30, 2027	$395,991
Year ending June 30, 2028	489,202
Year ending June 30, 2029	503,877
Year ending June 30, 2030	518,993
Year ending June 30, 2031	488,794
Total future minimum lease payments	2,396,857
Less imputed interest	(290,662)
PV of Payments – operating lease	$2,106,195
Other lease liabilities	38,138
Lease liabilities	2,144,333

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Convertible debt

The Company issued secured Series A and Series C convertible notes on September 23, 2025, October 8, 2025, and November 7, 2025 respectively, for a total face value of $65,000,000. These convertible notes bear interest of 6% per year, mature   on September 23, 2027, October 8, 2027, and November 7, 2027, respectively. The notes convert at a conversion rate based on a formula using the share’s market price preceding the conversion date. The convertible notes are secured by digital assets held in two BitGo digital wallets with fair value of $36,611,405. During the year, the note holder   had converted $8,575,000 Series A notes and $14,010,000 Series C notes for a total of 86,207 Class A common stocks.

The Company issued Series D convertible notes on March 13, 2026, for a total face value of $250,000. These convertible notes bear interest of 6% per year, mature on March 13, 2028.

The notes are convertible at the holder’s option based on the following conversion rates:

Note Description	Face Value	Conversion Rate
Series A – 1st Closing – September 23, 2025	$11,000,000	The lessor of $4,654 or 95% of the lowest daily VWAP during the ten (10) Trading Days immediately preceding the Conversion Date or other date of determination
Series A – 2nd Closing – October 8, 2025	4,000,000	The lessor of $3,036 or 95% of the lowest daily VWAP during the ten (10) Trading Days immediately preceding the Conversion Date or other date of determination
Series D – March 13, 2026	250,000	The lessor of $116 or 95% of the lowest daily VWAP during the ten (10) Trading Days immediately preceding the Conversion Date or other date of determination
Exchanged Note - May 27, 2026	44,493,606	The lessor of $21 or 95% of the lowest daily VWAP during the ten (10) Trading Days immediately preceding the Conversion Date or other date of determination
Total	$59,743,606

The Note bears interest at 6% per annum, calculated using a 360-day year consisting of twelve 30-day months, payable monthly. Interest is payable in ordinary shares if the contractual equity conditions are satisfied, although the Company may elect payment in cash or a combination of cash and shares. If those conditions are not satisfied, interest must be paid in cash unless waived by the Holder. Shares issued for interest are valued at the lower of the then-effective stated conversion price and the greater of the contractual floor price and 93% of the lowest trading price during the applicable ten-trading-day period. An additional cash payment applies when the contractual floor-price condition is triggered.

Conversions are subject to applicable Nasdaq issuance limits and a 9.99% beneficial ownership limitation. The Holder may adjust its ownership limitation within that ceiling, with increases effective after 61 days’ notice. Failure to timely deliver conversion shares requires daily cash payments equal to 2% of the value of undelivered shares, determined using a trading price selected by the Holder within the contractual period. The Holder also has conversion-rescission and buy-in reimbursement rights. Upon specified defaults, the Holder may generally require cash redemption at 125% of the conversion amount or elect enhanced conversion rights, including after cure. Specified bankruptcy events require immediate repayment under the contractual premium provisions. Default interest and an 18% annual late charge on overdue amounts also apply.

The Note provides participation rights in purchase rights and distributions on an as-converted basis, protection of conversion rights in corporate transactions, and cash redemption rights at 125% upon a change of control. Subject to specified exclusions, below-price securities issuances reduce the stated conversion price, and the Holder may elect pricing formulas offered in subsequent variable-price issuances. Additional adjustments apply to share splits, combinations and other dilutive events. The Company must reserve sufficient authorized shares for full conversion at the contractual floor price, disregarding conversion limitations. Share deficiencies require corrective action, including a shareholder meeting within 75 days, and may result in cash redemption obligations and an event of default.

Additionally, the   Company may not prepay any portion of the outstanding Principal, accrued and unpaid Interest or accrued and unpaid Late Charges on Principal and Interest.

The Company analyzed the convertible notes under ASC 815 and determined there were certain features not clearly and closely related to the host debt instrument. As such, the Company elected the FVO to fair value the convertible notes under the guidance in ASC 825. The convertible notes at fair value are required to be remeasured using level 3 fair value measurements. As of June 30, 2026 and 2025, the convertible notes at fair value were $38,098,883 and nil, respectively.

On May 27, 2026, the Company exchanged $42,985,000 in face value Series C convertible notes for Series D convertible notes with a face value of $44,493,606. The Company tested the exchange under ASC 470 to determine if the exchange resulted in extinguishment accounting. The change in cash flows was greater than 10%. As a result the Company recorded a loss on extinguishment in the amount of $4,818,933, which is the difference between the fair value of the old note ($38,663,352) and the new note ($43,482,285).

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company triggered an event of default related to the following provisions including, but not limited to, in certain financing arrangements.

1.	Existence of Liens. Competing liens.

2.	Volume Deficiency Events Relevant Provision(s) (including, but not limited to) 4a(xxvi): a Volume Deficiency Event has occurred on any three (3) Trading Days over any consecutive ten (10) Trading Day period; multiple times during the year it appears a volume deficiency event occurred.

However, the holder has granted a waiver on these defaults. As such, the notes are not in default.

12.	Commitments and contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of June 30, 2026 and 2025, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

13.	Income taxes

A reconciliation of the effective tax rate to the statutory rate is shown below:

	June 30, 2026	June 30, 2025

Loss before taxes	$(17,275,818)	$(349,227)

Expected income tax credit at statutory rate of 25% (2025: 25%)	$(4,318,955)	$(87,307)
Increase (decrease) in income taxes resulting from:
Change in fair value of warrants	-	(506,236)
Loss on extinguishment of warrants	-	71,337
Valuation allowance for deferred tax asset	-	388,969
Financing cost	200,000	150,000
Unrealiszed loss on investments in fund	9,978	-
Realized gain in investments	-	(12,669)
Unrealized loss on digital assets	704,788	-
Realized loss on digital assets	743,522	-
Loss on issuance of derivative and common stock	377,577
Loss on extinguishment of debts	1,204,733
Gain on fair value of convertible notes	(920,285)	-
Gain on change in fair value of derivative liabiliity	(16,689)
Staking reward income	(23,658)	-
Consignment inventory reserve allowance	414,717
Non-taxable other income	(2,188)	-
Non-taxable interest income	(42,674)	(53,171)
Non-tax deductible personnel expenses	39,738	42,578
Non-tax deductible consulting fees	803,613	154,777
Non-tax deductible general and administrative expenses	379,011	201,924
Non-tax deductible interest expenses	292,855
Income tax credit not recognized due to continuous loss making	175,589	-
Other items, net	(21,672)	(16,705)
Income tax expense (credit)	$-	$333,497

The tax effects temporary differences that gave rise to the deferred tax assets and liabilities are as follows:

	June 30, 2026	June 30, 2025
Deferred tax assets:
Accrued employee benefits	$50,244	$41,582
Unrealized foreign exchange (gain) loss	2,148	(1,264)
Depreciation	-	(5,031)
Operating right of use assets and lease liabilities	-	5,692
Accumulated tax loss	514,166	347,990
Provision for bad debt	-	-
Valuation allowance for deferred tax asset	(566,558)	(388,969)
Net deferred tax asset	$-	$-

As of June 30, 2026 and 2025, the Company had no provision for uncertain tax positions and no provisions for penalties or interest due to the net operating losses. In addition, the Company does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Company’s effective tax rate. The Company’s accumulated tax losses in Australia can be carried forward indefinitely.

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Due to Related Party Transactions

The amount due to a related party called Ansa Group Limited (“Ansa”), an entity under common control of the majority shareholder of the Company was $22,139 and $15,283 as at June 30, 2026 and 2025 respectively. The balance is interest-free and does not have a fixed maturity. The terms are not necessarily indicative of what a third party would agree to.

15.	Subsequent events

Effective on July 2, 2026, a share consolidation of (i) its issued and unissued existing Class A ordinary shares, par value of $0.0896 per share, at a ratio of 1-for-9, with a post-share consolidation par value of $0.8064, and (ii) its issued and unissued existing Class B ordinary shares, par value of $0.0896, at a ratio of 1-for-9, with a post-share consolidation par value of $0.8064.

On July 28, 2026, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Alpha Meta AI Pte. Ltd., a Singapore company (“Issuer”), and MetaGen AI Limited, a British Virgin Islands company and principal shareholder of Issuer (“MetaGen”). Issuer conducts its MediaMeta business through mediameta.ai and related business units (“MediaMeta”), which are focused on social-intelligence artificial intelligence, human-behavioral modeling and social world models. Pursuant to the Share Purchase Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Issuer agreed to issue to the Company equity interests representing 30% of Issuer’s issued and outstanding equity interests on a fully diluted, after-issued basis (the “Initial Acquisition”). The initial purchase price will equal 30% of Issuer’s adjusted equity valuation. The Share Purchase Agreement establishes a reference equity valuation of US$8.4 million, which would result in an initial purchase price of US$2.52 million absent adjustment. Before closing, the Company may propose a downward adjustment to the reference equity valuation if its continuing due diligence identifies specified material issues affecting the valuation. If the parties do not agree on an adjustment, the Company may proceed at the reference equity valuation, proceed at another valuation agreed in writing or terminate the Share Purchase Agreement.

On   October 14, 2026, the parties entered into a first amendment to the Share Purchase Agreement (the “First Amendment”) and simultaneously consummated the Initial Acquisition. The initial purchase price equaled 30% of Issuer’s adjusted equity valuation. The Share Purchase Agreement established a reference equity valuation of US$8.4 million, which resulted in an initial purchase price of US$2.52 million. The initial purchase price was originally payable 60% in cash and 40% in Class A ordinary shares of the Company (“Company Common Shares”). However, pursuant to the First Amendment, the consideration was revised to be 15% in cash and 85% in newly issued Class C ordinary shares of the Company (“Class C Ordinary Shares”). Each Class C Ordinary Share is convertible at the option of the holder into a number of Company Common Shares equal to the stated value of the Class C Ordinary Shares divided by the conversion price then in effect. The initial conversion price is equal to the Closing VWAP (as defined in the Share Purchase Agreement). The Class C Ordinary Shares and any Company Common Shares issued upon conversion thereof issued in the transaction are subject to a 24-month lockup. The Class C Ordinary Shares are being issued under a Section 4(a)(2) exemption from registration and any Company Common Shares issued up upon conversion thereof shall be made under Section 3(a)(9) of the Securities Act of 1933, as amended.

On August 11, 2026, the Company issued a press release titled “GMEX Robotics Issues Shareholder Letter: Advancing Socially Intelligent Machines”, and mentioned that the immediate priorities of the Company are to complete the initial MediaMeta.Ai transaction, advance 247meta.ai toward commercial launch, continue evaluating the connectivity and sensing opportunity, and expand our North American commercial pipeline. MediaMeta.Ai is expected to add social-intelligence AI and human-behavioral modeling to the “Brain” component of our platform, helping intelligent systems better interpret context, communication patterns, and human intent. 247meta.ai is designed to coordinate multiple AI agents and route tasks across proprietary and open-weight AI models based on the requirements of each workflow. We believe it provides a near-term commercial opportunity for GMEX’s AI capabilities while our broader physical robotics platform continues to advance.

On September 2, 2026, the Share Consolidation and Reduction of Par Value were approved by the Company’s board of directors. Pursuant to the BVI Business Companies Act (as amended) and the Company’s Memorandum and Articles of Association, the Company’s Board of Directors is authorized to effect the Share Consolidation without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Share Consolidation or the Reduction of Par Value.

Effective on September 28, 2026, a share consolidation of all of its issued and unissued Class A ordinary shares, Class B ordinary shares and Class C ordinary shares, of US$0.8064 par value each, at a ratio of 1-for-9, (the “Share Consolidation”). Immediately following Share Consolidation, the Company’s par value of all of its issued and unissued shares will be reduced to US$0.000001 per share (the “Reduction of Par Value”). The Share Consolidation and the Reduction of Par Value will apply to the Company’s Class A Ordinary Shares, Class B Ordinary Shares and Class C Ordinary Shares.

As a result of the Share Consolidation and Reduction of Par Value, the Company is authorized to issue a maximum of 1,407,472,426 shares of US$0.000001 par value each divided into: (i) 940,677,978 Class A ordinary shares of US$0.000001 par value each; (ii) 266,794,448 Class B ordinary shares of US$0.000001 par value each; and (iii) 200,000,000 Class C ordinary shares of US$0.000001 par value each, and the number of issued shares of the Company remains unchanged.

Subsequent to June 30, 2026, the Company has issued 1,209,172 shares for the conversion of notes payable totalling $6,181,074.

